Exhibit 99.3

Transforming Today to Lead Tomorrow Annual Report 2025 Proposal for Change of Company Name to be voted on at the Extraordinary General Meeting (EGM), April 28, 2026

ABOUT THIS REPORT About this Report This report contains information required under Belgian law. Galapagos NV is a limited liability company organized under the laws of Belgium, with its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and registered with the Crossroads Enterprise Database (RPR Antwerp – division Mechelen) under number 0466.460.429. Throughout this report, the term “Galapagos NV” refers solely to the non-consolidated Belgian company, and references to “we”, “our”, “the group” or “Galapagos” include Galapagos NV together with its subsidiaries. This report is published in Dutch and English. Galapagos will use reasonable efforts to ensure the translation and conformity between the Dutch and English versions. In case of inconsistency between the Dutch and English versions, the Dutch version shall prevail. This document is the printed or PDF version of the Annual Report 2025 and is a free translation of the official Dutch language version in the European single electronic format (ESEF) of the Annual Report 2025. The official Dutch language ESEF version of the report prevails and is available on our website (www.glpg.com). This report, as well as the statutory financial statements of Galapagos NV, are available free of charge and upon request to be addressed to: Galapagos NV Investor Relations, Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium, Tel: +32 15 34 29 00, Email: ir@glpg.com. A digital version of this report, as well as the statutory financial statements of Galapagos NV, is available on our website (www.glpg.com). We will use our reasonable efforts to ensure the accuracy of the digital version, but we do not assume responsibility if inaccuracies or inconsistencies with the printed or PDF document arise as a result of any electronic transmission. Other information on our website, or on other websites, is not a part of this report. As a U.S. listed company, we are also subject to the reporting requirements of the U.S. Securities and Exchange Commission, or SEC. An annual report will be filed with the SEC on Form 20-F. Our annual report on Form 20-F is available in the SEC’s ED-GAR database (www.sec.gov/edgar.shtml), and a link thereto is posted on our website. Lakefront Biotherapeutics™ is a registered trademark. All rights reserved. 2

ABOUT THIS REPORT Proposal for Change of Company Name to be voted on at the Extraordinary General Meeting (EGM) of April 28, 2026 The Board of Directors completed a strategic review to position the Company for sustainable growth and long-term value creation in a changing biotech landscape. The review confirmed a clear opportunity to build a more focused and agile organization centered on advancing clinically validated medicines with the potential to deliver meaningful benefits for patients. As part of this shift, the Company has decided to exit its cell therapy activities and concentrate on transformational business development initiatives, including selective partnerships, in-licensing, and strategic acquisitions. See the press release issued on January 5, 2026. To reflect this new direction, the Board proposes to change the Company name from Galapagos NV to Lakefront Biotherapeutics™ NV. The new name signals a forward-looking identity grounded in clarity, discipline, and ambition, and reflects the Company’s commitment to building a focused portfolio of breakthrough opportunities for patients while creating long-term value for stakeholders. Rationale for change: Strategic refocus: The name reinforces our transition away from cell therapy toward disciplined, value-driven business development to build a pipeline of differentiated, clinically validated candidates with the potential to be come meaningful medicines. Future orientation: The new name also signals a renewed ambition to unlock unrealized potential through strategic collaborations, thoughtful capital deployment, and innovation in areas of high unmet patient needs. Stakeholder clarity: The new identity clearly communicates our evolved purpose and focused strategic direction to create value for shareholders, patients, partners, and employees. Resolution: Shareholders are requested to approve the change of the Company’s name from Galapagos NV to Lakefront Biotherapeutics NV at the EGM. For additional information on the agenda and proposed resolutions at the upcoming Annual General Meeting (AGM) and EGM of April 28, 2026, please refer to the shareholders’ section on the Galapagos corporate website. 3

TABLE OF CONTENTS Table of Contents At a Glance Risk Management Letter from the Chair of the Board 6 Risk Management and Internal Control 136 Letter from the CEO 8 Detailed Description of the Risk Factors in 2025 Achievements and Post-Period Events 10 Form 20-F 137 2025 Financial Highlights 13 Risks Related to Our Financial Position and Need A New Strategic Direction 20 for Additional Capital 138 Risks Related to Our Business Development Portfolio Strategy 139 R&D Pipeline 24 Risks Related to Product Development and Regulatory Approval 140 Sustainability Statements Risks related to Commercialization of Future General Disclosures 31 Products 142 Environmental Information 41 Risks Related to Our Reliance on Third Parties 143 Social Information 51 Risks Related to Our Intellectual Property 145 Governance Information 60 Risks Related to Our Competitive Position 147 Entity Specific Information 65 Risks Related to Our Organization, Structure and Annexes 67 Operation 147 Market Risks Relating to the Galapagos Shares 151 Corporate Governance General Statement about Galapagos’ Risks 151 Galapagos’ Corporate GovernancePolicies 77 Financial Statements Board of Directors of Galapagos NV 79 Committees 91 Consolidated Financial Statements 153 Executive Committee of Galapagos NV 97 Notes to the Consolidated Financial Statements 159 Galapagos NV’s Share Capital and Shares 101 Overview Statutory Results of Galapagos NV 224 Shareholders 104 Report of the Statutory Auditor Our Remuneration Policy 108 Report of the Statutory Auditor 228 Remuneration Report 109 Report of the Statutory Auditor Conflict of Interests and Related Parties 126 (Sustainability Statements) 234 Code of Conduct 133 Other Information Statement by the Board of Directors 134 Forward-looking Statements 239 Glossary 241 Financial Calendar 247 Other Information 248 Contact 249 4

At a Glance

AT A GLANCE Letter from the Chair of the Board Dear Shareholder, Since my appointment as Chair of the Board in May 2025, I have been honored to lead with a clear mandate to support disciplined strategic decision-making and strengthen governance in service of long-term shareholder value and help an efficient and swift transition to our revised strategy. From the outset, the Board and I have been fully committed to supporting management in exploring the best pathways forward for the Company, guided by the interests of patients, shareholders, and all stakeholders. In that context, the past year has been one of significant strategic changes for Galapagos. The Board, in partnership with management, carefully evaluated the Company’s direction and acted to position it for a more focused and sustainable future. With disciplined leadership and renewed clarity of purpose, Galapagos now moves into its next phase with greater focus and financial strength. Navigating Strategic Change In January 2025, we announced our intention to separate Galapagos into two publicly traded companies: one dedicated to cell therapy, and the other, a newly established entity, focused on pipeline development through strategic transactions. The new entity was going to receive the lion’s share of our available cash, recognizing the opportunity to drive incremental shareholder value through a focused business development strategy away from cell therapy. Jérôme Contamine, Chair of the Board However, in light of changing market realities and regulation constraints, the Board concluded that a re-assessment of the separation was appropriate and that new leadership was needed to conduct a rigorous strategic alternatives review process. Accordingly, in May we appointed Henry Gosebruch as Chief Executive Officer and entrusted him with charting a new strategic course, including a comprehensive review of alternatives for our cell therapy activities, up to and including a divestiture, to determine the optimal path for value creation. Exiting Cell Therapy After conducting an extensive review, the Board and management team ultimately determined that allocating capital to other areas of unmet need would be the optimal pathway to a stronger and sustainable future for Galapagos. In January, the Board formally resolved to move forward with winding down the cell therapy business. Throughout this process, we have taken great care to balance our mission to develop innovative treatments for patients with our duty to deliver durable value for shareholders. Our priority has been to execute this transition carefully, compliantly and with appropriate support for our employees and other stakeholders. 6

AT A GLANCE Positioning for the Future In parallel with the evaluation process, the Board tasked management with developing a strategy centered on building a pipeline of innovative medicines through transformative business development transactions that leverage our strong balance sheet and cash resources. The team approached this mandate with the same disciplined, data-driven analysis that has underpinned all major decisions over the past year. This rigorous evaluation informed not only the proposed strategic direction, but also the difficult decision to wind down the CAR-T activities, ensuring each choice was grounded in a clear assessment of long-term value creation. The resulting plan to reposition Galapagos for sustainable growth was comprehensive and compelling, and the Board has fully endorsed it. In order to support the strategic pivot, we also made adapting the Board to the renewed strategy a key priority in addition to maintaining rigious governance standards. As Chair, I ensured that our approach to Board composition followed the same discipline. Each new appointment was guided by thorough evaluation, independent expert insight, and clearly defined criteria. As a result, over the past year, four highly accomplished executives, Jane Griffiths, Paulo Fontoura, Neil Johnston and Dawn Svoronos – joined our Board as Independent Directors. Devang Bhuva was appointed to succeed Andy Dickinson as one of two Gilead representatives on the Board. All together, our Board is composed of nine members out of which five are independent. Each Board member brings the extensive scientific, business development, leadership and dealmaking expertise we will need in this next chapter, along with a deep commitment to rigorous oversight and sound governance. In addition, a Strategic Advisory Board of seasoned industry leaders was formed to further supplement the Board’s expertise and perspective. Your Board has been quite active in supporting this transformation. It held 23 meetings in 2025, 11 of which occurred following the recruitment of Henry as CEO and my appointment as Chair. Looking ahead, the Board will continue to provide active oversight as management executes with discipline and focus. With a strengthened governance structure, a clear strategy and a solid financial position, we are confident that Galapagos is well positioned to generate sustainable long-term value and pursue a new phase of growth. At the same time, the Board will continue to pursue ongoing, constructive engagement with shareholders. Transparent communication is fundamental as we reinforce trust in the Company’s direction. Sincerely, Jérôme Contamine Chair of the Board Galapagos NV 7

AT A GLANCE Letter from the CEO Dear Shareholder, 2025 was a pivotal year for Galapagos – one where our leadership team took decisive action to chart a new strategic course for the Company. In January 2025, the Board announced its intention to separate Galapagos into two publicly traded companies. As the year progressed, however, evolving market dynamics and feedback from market regulators prompted a reassessment of this separation plan. Against this backdrop, I was asked in May 2025 to take over as Chief Executive Officer with a mandate to evaluate strategic alternatives for our existing businesses, including cell therapy. Together with our new senior leadership team, we moved quickly to advance the transformation of our Company, with the goal of better positioning us for long-term value creation. We believe we are off to a great start in our transformation journey, and I am excited about what the future holds. Navigating Strategic Change and Exiting Cell Therapy Following the decision not to pursue the proposed separation, the Board, together with management and external financial and legal advisors, undertook an extensive and structured process to explore potential strategic and financial transactions for the cell therapy business. While this process generated interest and resulted in a limited number of non-binding proposals, ultimately no transaction emerged with financing that would reasonably support the long-term Henry Gosebruch, Chief Executive Officer sustainability of the business. Following a thorough evaluation of all available alternatives and taking into account the capital intensity, development timelines, competitive landscape and likely risk-adjusted returns associated with cell therapy, the Board concluded that continuing to allocate significant resources to this area was not in the best interests of patients, shareholders and our other stakeholders. Consequently, in October 2025, we announced our intention to wind down the cell therapy business, and following completion of the required works council processes in Belgium and the Netherlands, the Board decided to initiate the wind-down in January of this year. This course of action in no way reflects the scientific excellence or commitment of our teams, but rather a disciplined assessment of where our capital and capabilities can create the greatest long-term value. With this comprehensive strategic review concluded and the wind-down underway, we are now fully focused on executing a new strategy developed by leadership to deliver value through disciplined, transformative business development in high unmet need areas. New Strategic Focus The new Galapagos is focused on building a value-driven pipeline through targeted acquisitions, partnerships, and licensing transactions, with an initial emphasis on oncology, and immunology and inflammation programs that have compelling human proof-of-concept data, clear development pathways, and realistic routes to commercialization. Our objective is not incremental rebuilding, but rather a fundamental reshaping of the Company around assets we believe are capable of delivering meaningful patient impact and sustainable shareholder returns. 8

AT A GLANCE We are well equipped for this next phase. With €3.0 billion in cash at year-end 2025 and our unique partnership with Gilead, we can pursue clinically de-risked opportunities in areas where our differentiated capabilities provide a clear competitive advantage. We intend to execute with discipline while prioritizing opportunities that can generate durable, long-term value. Our Path Forward We have been deliberate in assembling the team to execute this strategic vision. Over the past year, we added significant depth with the appointments of Aaron Cox as Chief Financial Officer, Fred Blakeslee as General Counsel, Sooin Kwon as Chief Business Officer, Dan Grossman as Chief Strategy Officer, and Tania Philipp as Chief Human Resource Officer. They each bring world-class business development expertise and a shared mission of leveraging Galapagos’ unique position to create significant shareholder value. Collectively, our team has executed hundreds of transactions in the life sciences sector and is working well together with the goal of creating value for our shareholders. Our deal funnel is active and expanding, but we remain patient and disciplined, knowing that the cost of the wrong deal far exceeds the cost of waiting for the right one. The road ahead will not be linear, and we recognize the challenges of building momentum in today’s biotech landscape. However, we now have a clear mandate, a simplified structure, and the financial strength to act decisively when opportunities arise. Our focus remains unwavering: execution, capital stewardship, value creation and patient impact. Evolving Our Identity While Galapagos has a proud history, the past several years have been challenging, shaping perceptions among both external and internal stakeholders. A new name and brand can signal a fresh start and reflect the strategic transformation now underway. It represents an opportunity to move forward with confidence, building on our strengths and focusing on future growth under a new leadership team and strategy. To reflect this evolution, we propose changing our name from Galapagos NV to Lakefront Biotherapeutics NV. The Lakefront Biotherapeutics name represents the attractive opportunity in front of us and also provides a brand name that captures what we are aiming to accomplish for patients – the serenity of a lakefront, a place to spend time with family and loved ones or to reflect alone. Simply put: enhanced quality of life and a meaningfully positive impact. Shareholders will be invited to vote on the proposed name change at the upcoming EGM in April. In the meantime, we would like to thank you. To our employees: thank you for your resilience and professionalism during a year of significant change. To our partners, including Gilead: thank you for your continued engagement and trust. To you, our shareholders: thank you for your patience and confidence in us as we reposition your Company. And finally, to Jérôme and our Board: thank you for your steadfast guidance and leadership throughout this period. While our strategy has evolved, our commitment remains: to advance innovative medicines for patients and deliver long-term value for shareholders through disciplined, thoughtful leadership. Sincerely, Henry Gosebruch Chief Executive Officer Galapagos NV 9

AT A GLANCE 2025 Achievements and Post-Period Events 2025 Achievements STRATEGIC REDIRECTION In January 2025, Galapagos announced its intention to separate into two publicly listed entities, with Galapagos focusing on cell therapy innovation and a newly established entity focused on building a pipeline of novel therapeutics through transformational business development. This reorganization resulted in a workforce reduction of approximately 40%, impacting around 300 positions across Europe. However, in May 2025, in response to regulatory and market developments, the Board of Directors re-evaluated the proposed separation and determined to initiate a comprehensive review of strategic alternatives for the Company’s cell therapy business, including a potential divestiture. A dedicated internal team, supported by external advisors, conducted a structured process over the following months to aggressively explore divestiture opportunities. In October 2025, after more than five months of intensive efforts and in the absence of viable proposals offering sufficient financing, the Board decided to pursue an intention to wind down the Company’s cell therapy activities. Following a comprehensive review of strategic alternatives and consideration of investment requirements, market dynamics, the competitive landscape, and stakeholder value creation, the Board concluded that reallocating resources toward new business development opportunities represented the best path forward for Galapagos. This intention was subject to completion of works council consultation processes in Belgium and the Netherlands. LEADERSHIP STRENGTHENED FOR THE NEXT PHASE Reinforced executive leadership with the appointments of Henry Gosebruch as Chief Executive Officer, succeeding Dr. Paul Stoffels1; Aaron Cox as Chief Financial Officer, succeeding Thad Huston; and Fred Blakeslee as Executive Vice President and General Counsel, succeeding Valeria Cnossen. Additionally, the mandate of Annelies Missotten as our Chief Human Resource Officer and member of the Executive Committee ended December 31, 2025. Strengthened the senior leadership team with the appointments of Sooin Kwon as Chief Business Officer and Dan Grossman as Chief Strategy Officer. The Board of Directors appointed Jérôme Contamine as Chair of the Board of Directors, replacing Dr. Paul Stoffels. In addition, Dawn Svoronos, Jane Griffiths, and Dr. Neil Johnston were appointed as Non-Executive Independent Directors by way of co-optation, and Devang Bhuva was appointed as Non-Executive Non-Independent Director by way of co-optation. In connection with these co-optations, Non-Executive Independent Directors Peter Guenter, Simon Sturge, Dr. Elisabeth Svanberg, Dr. Susanne Schaffert, and Non-Executive Non-Independent Director Andrew Dickinson stepped down. 1 Throughout this report, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV. 10

AT A GLANCE PIPELINE ACHIEVEMENTS Immunology In December 2025, Galapagos announced topline Phase 2 results for TYK2 inhibitor, GLPG3667, in patients with dermatomyositis (DM) and systemic lupus erythematosus (SLE), which are summarized as follows: The GALARISSO DM study met its primary endpoint, showing that GLPG3667, administered once daily at 150 mg (N=21) in addition to standard-of-care therapy, achieved a statistically significant clinical benefit in the Total Improvement Score (TIS)2 at Week 24 (p=0.0848; Ä: 14.26), compared to placebo (N=19). The pre-specified threshold of statistical significance was set at 10% (á=0.1). GLPG3667 also showed meaningful clinical improvements compared to placebo on several secondary endpoints of disease activity, including TIS20, TIS40, TIS60 and m-CDASI-A3. GLPG3667 demonstrated a favorable safety and tolerability profile throughout the 24-week treatment period. In the GALACELA SLE study, GLPG3667, administered once daily at 75 mg (N=59) and 150 mg (N= 64) in addition to standard-of-care therapy, the primary endpoint analysis of dose-response on SLE responder index (SRI)-4 at Week 32 did not meet statistical significance. However, GLPG3667 showed numerical improvements over placebo (N=63) on several secondary endpoints, particularly on skin-related outcomes. The safety profile was consistent with previous studies with GLPG3667. The GALACELA study is currently ongoing, and the final Week 48 data, expected in the second quarter of 2026, will be essential to assess the totality of the evidence and determine potential next steps for the SLE program. As part of Galapagos’ ongoing efforts to maximize the value of this program for both patients and Galapagos, the Company is evaluating all strategic options. These include potential partnership and business development opportunities to accelerate development of GLPG3667 in DM. Additionally, Galapagos continues to explore opportunities to expand into other severe autoimmune diseases with significant unmet medical need. Oncology The Company announced in January 2026 the start of the wind-down of its cell therapy activities to pursue new transformational business development transactions using its available cash resources. In connection with the wind-down, we notified study investigators of the early termination of the Phase 1/2 ATALANTA-1 (CD19 CAR-T candidate GLPG5101) and Phase 1/2 PAPILIO-1 (BCMA CAR-T candidate GLPG5301) studies. Patients from both studies will roll over into the long-term HESPERIA study (NCT06652633) to monitor long-term safety and efficacy. Residual spending associated with these long-term follow-up studies is expected to be minimal. 2 Minimal improvement per ACR/EULAR is defined as a total improvement score (TIS) of >= 20 points. The TIS is a score derived from the evaluation of the results from 6 core 3 set measurements of myositis disease activity. M-CDASI-A: Modified Cutaneous Dermatomyositis Disease Area and Severity Index Activity. 11

AT A GLANCE POST-PERIOD EVENTS On 23 March 2026, following Gilead’s entering into a definitive agreement to acquire Ouro Medicines, Galapagos announced that Galapagos and Gilead were in advanced discussions to collaborate on advancing the Ouro Medicines T-cell engager program for autoimmune diseases, although no final terms had been agreed to as of the announcement. The Company announced the appointment of Tania Philipp as Chief Human Resource Officer, effective March 4, 2026. She will join the Management Committee and succeed Annelies Missotten, who will remain with the Company through June 30, 2026, to ensure a smooth transition. The Board of Directors appointed Paulo Fontoura as Non-Executive Independent Director by way of co-optation, effective as of February 9, 2026, replacing Dr. Susanne Schaffert, who stepped down effective November 1, 2025. On January 5, 2026, Galapagos announced that the works council consultation process regarding the wind-down of cell therapy activities had been completed and that its Board of Directors decided to initiate the wind-down of the Company’s cell therapy activities. The wind-down remains on schedule and is expected to be substantially completed by the end of the third quarter of 2026. The wind-down will impact approximately 365 employees across Europe, the U.S. and China, and will result in the closure of the sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China). Subject to any business activities we undertake, the remaining Galapagos organization expects to be a lean organization of approximately 35–40 employees by the end of 2026, repositioned for long-term growth through transformational business development, while maintaining a dedicated presence at its headquarters in Mechelen, Belgium and its U.S. hubs in Chicago, IL and San Francisco, CA. With the wind-down progressing on schedule, Galapagos is now fully focused on pursuing transformative business development opportunities aligned with areas of high unmet medical need. 12

AT A GLANCE 2025 Financial Highlights Financial Performance for the Year Ending December 31, 2025 Consolidated Key Figures Year ended Year ended (thousands of €, if not stated otherwise) December 31, 2025 December 31, 2024 Income statement Supply revenues 29,924 34,863 Collaboration revenues 1,082,324 240,786 Total net revenues 1,112,248 275,649 Cost of sales (29,736) (34,863) R&D expenses (459,421) (335,459) S&M, G&A expenses (153,433) (134,438) Impairment of the cell therapy activities (228,112) -Other operating income 53,493 40,773 Operating profit/loss (-) 295,039 (188,338) Net financial results 5,832 185,253 Taxes 18,621 1,803 Net profit/loss (-) from continuing operations 319,492 (1,282) Net profit from discontinued operations, net of tax 1,392 75,364 Net profit 320,884 74,082 Income statement from discontinued operations Product net sales—11,475 Collaboration revenues—26,041 Total net revenues—37,516 Cost of sales—(1,693) R&D expenses (11,708) (8,152) S&M, G&A expenses (1,026) (12,607) Other operating income 11,933 56,180 Operating profit/loss (-) (801) 71,244 Net financial results 2,676 4,218 Taxes (483) (98) Net profit from discontinued operations, net of tax 1,392 75,364 Balance sheet Cash and cash equivalents 87,868 64,239 Financial investments 2,910,180 3,253,516 R&D incentives receivables 157,870 172,611 Assets 3,406,518 4,135,719 Shareholders’ equity 3,235,868 2,896,939 Deferred income 32 1,071,352 Other liabilities 170,618 167,428 13

Galápagos
AT A GLANCE

(thousands of €, if not stated otherwise)	Year ended December 31, 2025	Year ended December 31, 2024
Cash flow		
Operational cash burn	(189,141)	(373,961)
Cash flow used in operating activities	(257,456)	(320,026)
Cash flow generated from investing activities	288,814	220,597
Cash flow used in financing activities	(3,273)	(4,924)
Increase/decrease (-) in cash and cash equivalents	28,085	(104,353)
Effect of currency exchange rate fluctuation on cash and cash equivalents	(4,456)	1,782
Cash and cash equivalents on December 31	87,868	64,239
Financial investments on December 31	2,910,180	3,253,516
Total financial investments and cash and cash equivalents on December 31	2,998,048	3,317,755
Financial ratios		
Number of shares issued on December 31	65,897,071	65,897,071
Basic and diluted earnings per share	4.87	1.12
Share price on December 31 (in €)	28.00	26.52
Total group employees on December 31 (number)	452	704

Total operating profit from continuing operations amounted to €295.0 million in 2025, compared to an operating loss of €188.3 million in 2024. This operating profit was primarily due to the release in revenue of the remaining deferred income balance allocated to the drug discovery platform for an amount of €1,069.0 million. The operating expenses were negatively impacted for a total of €399.8 million, by 1) the decision to wind down the cell therapy activities with an impact of €275.0 million, consisting of an impairment of the cell therapy activities of €228.1 million (on goodwill and fixed assets), severance costs of €33.3 million, costs for early termination of collaborations of €16.3 million, professional services costs of €10.1 million, €1.5 million additional accelerated non-cash cost recognition for subscription right plans and €7.5 million other costs, partly offset by a fair value adjustment of the contingent consideration payable of €21.8 million; and by 2) the strategic reorganization related to the small molecules business announced in January 2025, for €124.8 million. The latter was reflected in severance costs of €47.7 million, costs for early termination of collaborations of €46.1 million, impairment on fixed assets related to small molecules activities of €9.5 million, professional services costs of €14.8 million, €4.6 million additional accelerated non-cash cost recognition for subscription right plans and €2.1 million other operating expenses.

Total net revenues from our continuing operations amounted to €1,112.2 million in 2025, compared to €275.6 million last year. The revenue recognition related to the exclusive access rights granted to Gilead under the Option-, License- and Collaboration Agreement (OLCA) for our drug discovery platform amounted to €1,069.0 million in 2025, compared to €230.2 million in 2024. It was assessed based on the intention to wind down and on the facts and circumstances on December 31, 2025, that the deferred income balance allocated to our drug discovery platform is no longer justified in the 2025 IFRS financial statements, leading to full recognition of the deferred income per December 31, 2024, as revenue. For the avoidance of doubt, the OLCA remains in effect. We also recognized royalty income from Gilead for Jyseleca® for €12.2 million in 2025 (compared to €10.6 million in 2024).

Cost of sales amounted to €29.7 million in 2025, compared to €34.9 million in 2024, and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues, as supply revenues.

Research & Development (R&D) expenses in 2025 amounted to €459.4 million, compared to €335.5 million in 2024.

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Galapagos NV Annual Report 2025

AT A GLANCE Subcontracting costs increased by €72.8 million from €160.1 million in 2024 to €232.9 million in 2025 primarily driven by costs for early termination of collaboration programs and costs for the cell therapy programs in oncology. Depreciation and impairment costs in 2025 increased to €42.4 million, compared to €35.4 million in 2024, due to impairments on fixed assets related to small molecules programs. Personnel costs increased from €87.7 million in 2024 to €147.2 million in 2025 primarily due to severance costs. Lab consumables decreased by €7.1 million as part of it related to small molecule programs, while consultant fees decreased by €8.3 million. S&M expenses amounted to €6.1 million in 2025, compared to €17.2 million in 2024, and decreased mainly due to the reversal in 2025 of a bad debt provision of €4.0 million recorded in 2024 for a disputed invoice. G&A expenses amounted to €147.3 million in 2025, compared to €117.2 million in 2024. This cost increase was explained by an increase in personnel costs to €74.4 million in 2025 compared €52.6 million in 2024, due to higher severance costs. The increase in other operating expenses mainly related to higher professional services costs. The increase in depreciation and impairment from €8.7 million in 2024 to €13.0 million in 2025 is mainly due to the impairment of the contract costs. Impairment of the cell therapy activities is a result of our previously announced strategic alternatives process for the cell therapy activities whereby we assessed the cell therapy activities associated assets’ recoverable amount in accordance with IAS 36. The recoverable amount was estimated lower than the assets’ carrying value. As a result, we recognized an impairment loss of €228.1 million, thereby aligning the cell therapy assets’ book value with our strategic decision to wind down the cell therapy activities, which resulted in a full impairment of both the associated goodwill and intangible assets and a partial impairment of property, plant and equipment. Other operating income (€53.5 million in 2025 compared to €40.8 million in 2024) increased due to the fair value adjustment of the contingent consideration payable to the former owners of CellPoint of €21.8 million, partly offset by lower grant and R&D incentives income. Net financial income in 2025 amounted to €5.8 million, compared to net financial income of €185.3 million in 2024. Fair value adjustments and net currency exchange results amounted to a negative amount of €39.4 million in 2025, compared to fair value adjustments and net currency exchange gains in 2024 of €95.8 million. They were primarily attributable to €18.3 million of negative changes in fair value of current financial investments, and to €44.8 million of unrealized currency exchange losses on cash and cash equivalents and current financial investments at amortized cost in U.S. dollars, partly offset by a positive effect of €22.7 million as consequence of the settlement of a hedging instrument. Net interest income amounted to €45.3 million in 2025 as compared to €88.5 million of net interest income in 2024 due to a decrease in the interest rates and a shift from investments in term deposits generating financial income to investments in money market funds generating fair value changes. Fair value gains and interest income derived from cash, cash equivalents and financial investments excluding any currency exchange results amounted to €103.0 million in 2025 (compared to €140.4 million in 2024). We had €18.6 million of tax income in 2025 (as compared to €1.8 million tax income in 2024). The increase is mainly explained by the reversal of the deferred tax liabilities linked to capitalized intangible assets related to the cell therapy activities, as we recorded an impairment on these intangible assets. We did not incur a current tax liability in 2025 because the profit of the year is fully absorbed by current year tax deductions. We reported a net profit from continuing operations in 2025 of €319.5 million, compared to a net loss from continuing operations of €1.3 million in 2024. 15

AT A GLANCE As a consequence of the sale of our Jyseleca® (filgotinib) business to Alfasigma, the revenues and costs related to Jyseleca® for the years 2025 and 2024 are presented separately from our results of the continuing operations on the line “Net profit from discontinued operations, net of tax” in our consolidated income statement. Net profit of discontinued operations attributable to the Jyseleca® business amounted to €1.4 million in 2025, compared to €75.4 million net profit of discontinued operations in 2024. The net result for discontinued operations included €11.7 million of R&D expenses primarily related to the final settlement of disputed expenses with Alfasigma, and €11.9 million of other operating income related to a fair value adjustment of the contingent consideration receivable from Alfasigma as a consequence of an adjusted sales forecast. The operating profit from discontinued operations in 2024, was mainly related to the gain on the sale of the Jyseleca® business to Alfasigma of €52.5 million. We reported a net profit in 2025 of €320.9 million, compared to a net profit of €74.1 million in 2024. Cash, Cash Equivalents and Financial Investments Financial investments and cash and cash equivalents totaled €2,998.0 million on December 31, 2025 as compared to €3,317.8 million on December 31, 2024. The cash and cash equivalents and financial investments at December 31, 2025, included $2,159.0 million held in U.S. dollars ($726.9 million on December 31, 2024) which could generate foreign exchange gains or losses in the financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR (translated at a rate of 1.175 €/$ at December 31, 2025). Total net decrease in cash and cash equivalents and financial investments amounted to €319.8 million in 2025, compared to a net decrease of €366.7 million in 2024. This net decrease was composed of (i) €189.1 million of operational cash burn including cash in of €111.7 million related to the return on financial investments, (ii) €128.3 million negative exchange rate differences, positive changes in fair value of current financial investments, and variation in accrued interest income, (iii) €20.0 million convertible loan issued to a third party, and (iv) €17.6 million of net cash in related to the sale/acquisition of subsidiaries. Operational cash burn (or operational cash flow if this liquidity measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/cash flow is defined as the decrease or increase in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus: the net proceeds, if any, from share capital and share premium increases included in the net cash flow generated from/ used in (–) financing activities the net proceeds or cash used, if any, in acquisitions or disposals of businesses, the acquisition of financial assets held at fair value; the movement in restricted cash and the net purchase/sale of financial investments, if any, the loans and advances given to third parties, if any, included in the net cash flow generated from/used in (–) investing activities the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flow generated from/used in (–) operating activities. This alternative liquidity measure is, in our view, an important metric for a biotech company in the development stage. 16

AT A GLANCE The following table presents a reconciliation of operational cash burn, to the closest IFRS measures, for each of the periods indicated: (thousands of €) 2025 2024 Increase/decrease (-) in cash and cash equivalents (excluding effect of exchange differences) 28,085 (104,353) Less: Convertible loan issued to third party 20,000 -Net sale of financial investments (219,587) (319,035) Acquisition of equity investments held at fair value through other comprehensive income—36,880 Cash in (-)/cash out from the disposal of subsidiaries, net of cash disposed of (19,431) 8,949 Cash used for other liabilities related to the acquisition of subsidiaries 1,792 -Cash used for other liabilities related to the disposal of subsidiaries—3,598 Total operational cash burn (189,141) (373,961) Financial Guidance In connection with the wind-down of the cell therapy activities, we expect an operating cash outflow of up to €50 million in Q1 2026, as well as one-time restructuring cash impact of €125 to €175 million in 2026, a reduction of €25 million compared to the prior guidance of €150 million to €200 million. In addition, we anticipate cash costs of approximately €35 million to €40 million for final implementation of the restructuring announced in January 2025. Costs related to the ongoing TYK2 program, including completion of the Phase 2 clinical trials in DM and SLE, as well as ongoing support to advance the program toward Phase 3 development, are expected to be up to €40 million in 2026. We expect to be cash flow neutral to positive by the end of 2026, excluding any business development activities or currency fluctuations. We anticipate we will have approximately €2.775 billion to €2.850 billion in cash and financial investments, at December 31, 2026, based on a constant EUR/U.S. dollar exchange rate of 1.175 €/$ at December 31, 2025. Going Concern Statement The consolidated balance sheet shows €210.6 million accumulated result at December 31, 2025. We realized a consolidated net profit of €320.9 million for the year ended December 31, 2025. Our existing financial investments and cash and cash equivalents of €2,998.0 million at December 31, 2025 will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. The Board of Directors is also of the opinion that additional financing could be obtained, if required. Taking this into account, as well as the ongoing strategic redirection of the Company, the Board of Directors is of the opinion that it can submit the financial statements on a going concern basis. Whilst the financial investments and cash and cash equivalents are sufficient at least for the next 12 months, the Board of Directors points out that if the ongoing transformation evolves well, we may seek additional funding to be able to execute other business opportunities.

AT A GLANCE The Galapagos Shares in 2025 Galapagos NV (ticker: GLPG) has been listed on Euronext Amsterdam and Brussels since May 6, 2005 and on the Nasdaq Global Select Market since May 14, 2015. In 2025, Galapagos NV was part of the BEL Mid index (Brussels Midcap-index) on Euronext Brussels, the AMX Index (Amsterdam Midcap-index) on Euronext Amsterdam, and the NBI (Nasdaq Biotechnology Index) on Nasdaq in New York. The Galapagos Share in 2025 40 30 20 10 0 02.01.2025 01.04.2025 01.07.2025 01.10.2025 31.12.2025 GLPG.AM (in EUR) GLPG.US (in USD) In 2025, the average daily trading volume on Euronext was 116,929 shares and €3.0 million turnover. The daily trading volume on Nasdaq in 2025 was 270,988 American Depository Shares (ADSs) and $7.7 million turnover. Galapagos vs Next Biotech Index in 2025 1.6 +60% 1.4 +40% 1.2 +20% 1.0 0% 0.8 -20% 0.6 -40% 0.4 -60% 0.2 -80% 0 -100% 02.01.2025 01.04.2025 01.07.2025 01.10.2025 31.12.2025 GLPG (Euronext) Next Biotech Index Relative Performance

Galápagos
AT A GLANCE

Galapagos vs Nasdaq Biotechnology Index in 2025


1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
+60%
+40%
+20%
0%
-20%
-40%
-60%
-80%
-100%
02.01.2025
01.04.2025
01.07.2025
01.10.2025
31.12.2025
GLPG (Nasdaq)
Nasdaq Biotechnology Index
Relative Performance

Investor Relations Activities

16 analysts cover the Galapagos stock.

Our IR team participated in 6 investor conferences in Europe and the U.S. in 2025. Several broker-organized and self-organized roadshows and (virtual) meetings were held throughout the U.S. and Europe, during which we held approximately 145 investor meetings. We organized webcasts to present our 2025 Full Year, and our 2025 Q1, and Q3 results.

The main topics of discussion with investors in 2025 included the Company's intention to separate into two publicly traded entities as announced at the beginning of 2025 and an update later in H1 2025 regarding the Company's decision to subsequently pursue all strategic alternatives for the cell therapy activities, oncology data presented at EHA, ICML and ASH and the FDA RMAT designation granted to GLPG5101, the Company's intent to wind down the cell therapy activities, immunology data presented at ACR, news related to leadership and Board appointments and departures, the strategic transformation and new strategic focus.

Our major shareholders as of December 31, 2025, are provided in the chart below:


25.35%
Gilead
7.03%
Van Herk Investments
13.22%
EcoR1 Capital
8.44%
Tang Capital
0.02%
Insiders
45.93%
Other shareholders

19
Galapagos NV Annual Report 2025

AT A GLANCE A New Strategic Direction We continuously evaluate our strategic direction to ensure that our resources are deployed where we can deliver meaningful value to patients and shareholders. We do this by leveraging our strengths in capital allocation and dealmaking to identify and advance clinical-stage opportunities with the potential to become meaningful medicines for patients with serious diseases. At the start of 2025, we announced our intention to separate into two publicly listed entities. However, in May 2025, in light of regulatory and market developments, the Board of Directors re-evaluated the proposed separation and determined to evaluate all strategic alternatives for our cell therapy business, including a potential divestiture. Over the following months, a dedicated team, supported by external advisors, conducted a structured and comprehensive process to explore divestiture opportunities. Despite more than five months of intensive efforts, no viable proposals emerged that offered financing sufficient to support a sustainable future for the cell therapy business. After reviewing all strategic alternatives and considering the substantial ongoing investment requirements, evolving market dynamics, competitive landscape, and implications for stakeholder value creation, the Board concluded that reallocating resources toward new business development opportunities represents the best path forward for us. Accordingly, in October 2025, the Board decided to pursue an intention to wind down our cell therapy activities. Following completion of consultations with works councils in Belgium and the Netherlands, implementation of the wind-down was initiated in January 2026. Exiting the cell therapy business reflects our commitment to defining a clear and sustainable path forward and focusing its efforts where it can create the greatest patient and shareholder value. Since May 2025, under Henry Gosebruch’s leadership, we have adopted an updated strategy built on a clear vision for our pipeline, enhanced business development capabilities, a lean operating model, disciplined capital stewardship, and a commitment to long-term value creation. This strategy positions us for a stronger and more sustainable future, focused on disciplined portfolio construction, effective risk diversification, and long-term value for patients and shareholders. A Strong Foundation for Sustainable Growth We enter 2026 with a robust financial position: As of December 31, 2025, approximately €3.0 billion in cash and cash equivalents, and financial investments, representing roughly €46 per share and generating significant interest income. Ongoing royalty streams and earn-outs from Jyseleca®, expected to continue into the mid-2030s. Tax credits and receivables providing additional cash inflows. Valuable assets, including equity stakes in private biotech companies and real estate holdings. This strong foundation enables us to pursue transformative business development opportunities with agility and without the constraints of legacy infrastructure.

AT A GLANCE Current Strategic Priorities Our strategy is anchored in five pillars: 1. Rebuild the Pipeline Through Business Development We aim to partner or acquire differentiated, clinically de-risked programs with clear proof-of-concept and the potential to become meaningful medicines for patients. This approach is grounded in three core principles: Clinical de-risking: prioritizing assets supported by proof-of-concept data. Differentiation: selecting programs that deliver clear and meaningful advantages for patients. Disciplined valuation: applying rigorous commercial, competitive, scientific, and technical assessments to ensure sustainable value creation. 2. Focus on High-Potential Assets in Prioritized Therapeutic Areas Our current priorities are oncology and immunology & inflammation (I&I), areas of significant unmet need and strategic alignment with our long-standing partner, Gilead. We are prioritizing assets with demonstrated clinical proof-of-concept to balance opportunity with disciplined risk management. We are evaluating a range of opportunities, including biologics, bispecific antibodies, antibody-drug conjugates, and small molecules, applying a modality-agnostic approach focused on operational feasibility, clinical proof-of-concept, and value creation for shareholders and patients. 3. Leverage Our Unique Partnership with Gilead Our long-standing collaboration with Gilead is a key enabler of our business development-led strategy. As a major shareholder owning more than 25% of Galapagos, Gilead provides a flexible collaboration framework, the OLCA, that supports both internally developed and externally sourced opportunities. We believe that several of the original OLCA terms no longer reflect the strategic reality of today, even though the agreement itself remains in place. Together, we share a common view that alignment and adaptability are essential to maximizing value, and Gilead has expressed a willingness to evolve elements of this framework to support attractive, value-accretive transactions for all stakeholders. Beyond capital, Gilead brings deep technical, development, regulatory, and commercial expertise, enhancing our ability to evaluate and execute complex transactions and strengthening our credibility as a partner of choice. The partnership enables a range of transaction structures, from joint acquisitions or licenses to more complex strategic combinations, supporting disciplined capital deployment and sustainable value creation for patients and shareholders. 4. Apply Financial Discipline and Flexibility We aim to deploy capital with rigor, maintain a balanced risk profile, and preserve flexibility to support late-stage development where potential impact is greatest. Our business development approach spans a range of transaction types, from licensing agreements to acquisitions, and is designed to manage risk at both the individual asset and portfolio levels. While recognizing the inherent uncertainty of drug development, we seek to maximize the likelihood of delivering meaningful medicines to patients through disciplined portfolio construction. We will pursue transactions thoughtfully and selectively, prioritizing opportunities that support sustainable growth and long-term shareholder value. 5. Maintain a Lean, Focused Organization Following the wind-down of the cell therapy activities, we will operate as a lean organization headquartered in Mechelen, Belgium, with a streamlined team of approximately 35 to 40 professionals based in Mechelen, Chicago, and San Francisco, excluding the impact of any potential business development transactions. This structure enhances agility, strengthens decision-making, and positions us to move quickly in a competitive market.

AT A GLANCE Looking Ahead Our transformation is well underway. We will deploy capital with discipline and focus, prioritizing value-accretive opportunities that align with our operational strengths and long-term ambitions. With a highly motivated new leadership team with unparalleled dealmaking experience, a strong balance sheet, and a clear strategic vision in place, we believe we are well positioned to build a pipeline capable of delivering meaningful medicines to patients. While oncology and immunology & inflammation remain priority areas, we are open to other fields where our competitive strengths position us to create exceptional value for shareholders. Our longstanding partnership with Gilead provides a strategic advantage in sourcing, evaluating, and advancing these opportunities globally, including in emerging markets where innovation is accelerating. This strategy is designed to unlock our full potential and deliver sustainable long-term value for patients, shareholders, and other stakeholders. To reflect this new direction, the Board proposes changing our name from Galapagos NV to Lakefront Biotherapeutics NV, subject to approval by shareholders at the upcoming EGM in April 2026. The proposed new name and logo symbolize our commitment to our mission and our focus on breakthrough therapeutic innovation.

Portfolio

PORTFOLIO R&D Pipeline Competitive environment We operate in a highly innovative industry characterized by pioneering advances in the understanding of disease biology, rapidly changing technologies, strong intellectual property barriers to entry, and many companies involved in the discovery, development and commercialization of novel medicines. We compete with a broad range of biopharmaceutical companies that focus their research, development, and business development activities on serious diseases, including our current business development focus areas in the fields of oncology, and immunology and inflammation (I&I). For more information on industry trends and risks, we refer to the Risk Management section of this report. R&D Pipeline Executing on Our Transformation Strategy On October 21, 2025, we announced our intention to wind down our cell therapy activities and pursue new transformational business development transactions using our available cash resources. This intention followed a comprehensive review of strategic alternatives, including a potential divestiture, conducted during 2025. Following completion of the required consultations with the works councils in Belgium and the Netherlands, the Board announced in January 2026 its decision to initiate the wind-down of the cell therapy activities. This step marks the transition from strategic evaluation to execution and is intended to enhance operational efficiency while enabling us to focus our resources on building a pipeline of novel therapeutics through strategic business development transactions, under the leadership of our new management team. For more information about the wind-down of our cell therapy business, please see the section titled Oncology. The following sections present our key R&D achievements in immunology and oncology during 2025. While the oncology cell therapy portfolio is being wound down following the Board’s decision in January 2026, these achievements reflect the scientific progress and execution delivered during the 2025 reporting period. Immunology Below, we present our small-molecule immunology pipeline as of December 31, 2025. The pipeline includes one clinical-stage program, GLPG3667. We are currently evaluating all strategic options for GLPG3667, including potential collaborations and business development activities, with the aim of accelerating further development in dermatomyositis (DM) and potentially other severe autoimmune diseases. Product Target Study Drug class Indication Discovery IND- Phase 1 Phase 2 Candidate Enabling GALARISSO Dermatomyositis GLPG3667 TYK2 Small molecule GALACELA Systemic lupus erythematosus

PORTFOLIO TYK2 Small Molecule Program: GLPG3667 GLPG3667 is an investigational reversible and selective TYK2 kinase domain inhibitor that we discovered and evaluated in a Phase 1 healthy volunteer (HV) study in 2020. The Phase 1 study was a randomized, double-blind, placebo-controlled dose escalation study that evaluate safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of single and multiple ascending oral doses of GLPG3667 for 13 days. Blood was drawn at multiple time points on Day 1 and Day 10 of the study and was stimulated ex vivo with several cytokines, including IFNá, to analyze the level of inhibition of inflammation, including the effect on phosphorylated signal transducer and activator of transcription (pSTAT) signaling as well as on hematological parameters, lipids, and creatine phosphokinase (CPK) (see graphs below). GLPG3667 is a potent, selective TYK2 inhibitor (%) 20 50 predose 3hr post-administration 0 cells predose 40 d1 -20 positive 30 vs—-40 IFNá/pSTAT1 GM-CSF/pSTAT5 pSTAT -60 of 20 inhibition -80 pSTAT 10 -100 percentage 0 3 6 9 12 15 18 21 24 0 Time post-administration (h) IFNá/pSTAT1 IFNá/pSTAT3 IL-2/pSTAT5 ‘3667 high dose (150mg QD) in HV for 14 days (n=6) ‘3667 high dose (150mg QD) in HV for 4 days (n=14) Collected blood (day 10) triggered ex vivo with IFNá or GM-CSF Blood collected at T (3h post-administration) triggered vivo with IFN max ex á, IL-2 GM-CSF/pSTAT5: Granulocyte-macrophage colony-stimulating factor, HV: healthy volunteer. Source: company data No effect on hematological parameters, lipids and CPK Placebo 30mg ‘3667 90mg ‘3667 150mg ‘3667 180 Hemoglobin (g/L) 8 Neutrophils (109/L) 300 CPK (U/L) 160 6 200 140 4 100 120 2 100 0 0 BL Day 2 Day 6 Day 8 Day 11 BL Day 2 Day 6 Day 8 Day 11 BL Day 2 Day 6 Day 8 Day 11 4 Lymphocytes (109/L) Platelets(109/L) 10 Cholesterol (mmol/L) 600 3 8 2 400 6 4 1 200 2 0 0 0 BL Day 2 Day 6 Day 8 Day 11 BL Day 2 Day 6 Day 8 Day 11 BL Day 2 Day 6 Day 8 Day 11 Mean values. Source: company data. CPK: creatine phosphokinase

Galápagos
PORTFOLIO

Following these results, we initiated a randomized, placebo-controlled, double-blind Phase 1b study in 31 patients with moderate-to-severe plaque psoriasis. Patients were randomized in a 1:1:1 ratio to a daily oral dose of GLPG3667 (low dose or high dose) or placebo, for a total of 4 weeks.

In July 2021, we announced positive topline results demonstrating that GLPG3667 was generally well tolerated with a positive response signal at Week 4 of the study (see graph below):

- At Week 4 of the study, 4 out of 10 patients in the high dose group had a Psoriasis Area and Severity Index (PASI)50 response, defined as at least a 50% improvement in PASI from baseline, compared to one out of 10 subjects on placebo. There were no subjects with PASI 50 response on the low dose of GLPG3667. The 4 responders in the high dose group of GLPG3667 achieved a 52%, 65%, 74% and 81% improvements, respectively, in their PASI scores from baseline, while the subject randomized to placebo improved by 52%. Positive efficacy signals were also observed with the high dose for other endpoints, including affected Body Surface Area and physician and patient global assessment, versus placebo at Week 4.

Phase 1b psoriasis study with GLPG3667

Clinical activity at 4 weeks with once daily dosing


PASI 75
PASI 50
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of subjects achieving %CFB or less
−100%
−75%
−50%
−25%
0%
25%
PASI %CFB
'3667 (150mg) (N=10)
'3667 (50mg) (N=11)
Placebo (N=10)

- One subject in the low dose group interrupted participation in the study for one day due to exacerbation of psoriasis. The majority of treatment related adverse events (AEs) were mild in nature and transient. There were no deaths or serious adverse events (SAEs) in this 4-week study.

26
Galapagos NV Annual Report 2025

Galápagos
PORTFOLIO

GLPG3667 in dermatomyositis (DM)

Idiopathic inflammatory myopathies (IIM) are a heterogenous group of rare autoimmune disorders primarily affecting the proximal muscles. They are characterized by severe muscle weakness, muscle enzyme elevations, inflammation on muscle biopsy, and extra-muscular manifestations. DM is the most common form of IIM and is characterized by inflammatory and degenerative changes of the muscles and skin. Early symptoms of DM include distinct skin manifestations accompanying or preceding muscle weakness. The quality of life (QoL) of patients with DM is impaired due to muscle weakness, pain, and skin disease activity.[4] The overall mortality ratio in DM patients also remains three times higher when compared to the general population; with cancer, lung, and cardiac complications and infections being the most common causes of death.[5] DM-specific prevalence has been estimated at one to six per 100,000 adults in the United States, and a recent analysis of 3,067 patients in the Euromyositis registry identified DM in 31% of the sampled patients.[6] DM is a rare disease and with only one currently approved treatment, there is a high unmet need for alternative safe and effective treatment options.

GALARISSO is a Phase 2 randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy and safety of GLPG3667. A daily oral administration of GLPG3667 150 mg or placebo will be investigated in approximately 62 adult patients with DM over 24 weeks. The primary endpoint is the proportion of patients with at least minimal improvement in the signs and symptoms of DM at Week 24 according to the American College of Rheumatology (ACR) and the European League Against Rheumatism (EULAR) criteria.[7]

GALARISSO Phase 2 study design with GLPG3667 in DM


Key Milestones
Part I (24 weeks): Double-blind
Part 2 (24 weeks): OLE
Wk 0
Wk 8
Wk 20
Wk 24
Screening
4 weeks
N = 40
R
1:1
GLPG3667 150 mg QD Blinded
≤ 20mg
7.5mg
CS tapering
Placebo QD Blinded
Primary analysis
GLPG3667 150 mg QD
(Open-label)

CS: corticosteroid, OLE: open-label extension, QD: once daily, R: randomization

On December 18, 2025, we announced topline results from the GALARISSO study, which are summarized below:

The GALARISSO DM study met its primary endpoint, showing that GLPG3667, administered once daily at 150 mg (N=21) in addition to standard-of-care therapy, achieved a statistically significant clinical benefit in the Total Improvement Score (TIS) at Week 24 ($p=0.0848$; Δ: 14.26), compared to placebo (N=19). The pre-specified threshold of statistical significance was set at 10% ($\alpha=0.1$). GLPG3667 also showed meaningful clinical improvements compared to placebo on several secondary endpoints of disease activity, including TIS20, TIS40, TIS60 and m-CDASI-A[8]. GLPG3667 demonstrated a favorable safety and tolerability profile throughout the 24-week treatment period.

4 Goreshi R, et al. Quality of life in dermatomyositis. J Am Acad Dermatol. 2011 Dec;65(6):1107-16.
5 Marie I. et al. Morbidity and mortality in adult polymyositis and dermatomyositis. Curr Rheumatol Rep. 2012 Jun;14(3):275-85.
6 DeWane ME, et al. Dermatomyositis: Clinical features and pathogenesis. J Am Acad Dermatol. 2020 Feb;82(2):267-281.
7 Minimal improvement per ACR/EULAR is defined as a total improvement score (TIS) of >= 20 points. The TIS is a score derived from the evaluation of the results from 6 core set measurements of myositis disease activity.
8 M-CDASI-A: Modified Cutaneous Dermatomyositis Disease Area and Severity Index Activity.

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Galapagos NV Annual Report 2025

Galápagos
PORTFOLIO

As part of our ongoing efforts to maximize the value of this program for both patients and our shareholders, we are evaluating all strategic options. These include potential partnership and business development opportunities to accelerate development of GLPG3667 in DM. Additionally, we continue to explore opportunities to expand into other severe autoimmune diseases with significant unmet medical need.

GLPG3667 in systemic lupus erythematosus (SLE)

SLE is a chronic, inflammatory, autoimmune disease affecting nearly every organ system and thereby one of the most heterogeneous illnesses treated by physicians.[9] The pathogenesis of SLE is characterized by a global loss of self-tolerance with activation of autoreactive T and B cells. This leads to the production of pathogenic autoantibodies that primarily target a variety of nuclear antigens, deposit in tissues and activate complement, resulting in organ damage. SLE affects women more frequently than men and is more prevalent and severe (with higher disease activity and more damage accrual) in non-Caucasian populations (Hispanics, African descendants, and Asians).[10] SLE has periods of relatively stable disease followed by flares that may induce irreversible organ damage. Despite best practice, most patients accrue irreversible organ damage within 7 years of diagnosis. SLE has no cure, and current treatment options are associated with partial efficacy and/or substantial toxicities. New treatments may help to fulfill the current unmet medical needs among patients.

GALACELA is a Phase 2 randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy, safety, tolerability, pharmacokinetics, and pharmacodynamics of GLPG3667 in adults with active SLE. Two once-daily oral doses of GLPG3667 (75 mg and 150 mg) or placebo are being investigated in adult patients with SLE for 48 weeks. The primary endpoint is the proportion of patients who achieve the SLE responder index (SRI)-4 response at Week 32. The secondary efficacy endpoints are the proportion of patients who achieve SRI-4 response at Week 48, the British Isles Lupus Assessment Group (BILAG)-based Composite Lupus Assessment (BICLA) response at Weeks 32 and 48, proportion of patients with >=50% reduction in Cutaneous Lupus Erythematosus Disease Area and Severity Index Activity (CLASI-A) score at Weeks 32 and 48, proportion of patients who achieve Lupus Low Disease Activity State (LLDAS) at Weeks 32 and 48 and change from baseline in the 28-joint count for tender, swollen, and tender and swollen (active) joints at Weeks 32 and 48.

GALACELA Phase 2 study design with GLPG3667 in SLE


Key Milestones
Screening
5 weeks
Week 16
Futility Analysis
~36 subjects with CLASI-A ≥ 10 at baseline
Week 32
Primary Endpoint
SRI-4 response
Week 48
Secondary Endpoint
SRI-4, BICLA, CLASI, LLDAS, etc.
Follow-up
4 weeks
N = 186
R
1:1:1
GLPG3667 75 mg QD Blinded – 48 weeks
GLPG3667 150 mg QD Blinded – 48 weeks
Placebo QD Blinded – 48 weeks
Enforced CS tapering scheme between week 8 and week 20

BICLA: BILAG - Based Composite Lupus Assessment, CLASI-A: Cutaneous Lupus Erythematosus Disease Area and Severity Index – Activity score, CS: corticosteroids, LLDAS: Lupus Low Disease Activity State, OLE: open-label extension, QD: once daily, R: randomization, SRI: Systemic Lupus Erythematosus Responder Index

9 Rees, F. et al., (2017). The worldwide incidence and prevalence of systemic lupus erythematosus: a systematic review of epidemiological studies. Rheumatol. Oxf. Engl., 56(11), 1945–1961.
10 González, L. A. et al (2013). Ethnicity in systemic lupus erythematosus (SLE): its influence on susceptibility and outcomes. Lupus, 22(12), 1214–1224.

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Galapagos NV Annual Report 2025

PORTFOLIO On December 18, 2025, we announced topline results from the GALACELA study, which are summarized below: In the GALACELA SLE study, GLPG3667, administered once daily at 75 mg (N=59) and 150 mg (N=64) in addition to standard-of-care therapy, the primary endpoint analysis of dose-response on SLE responder index (SRI)-4 at Week 32 did not meet statistical significance. However, GLPG3667 showed numerical improvements over placebo (N=63) on several secondary endpoints, particularly on skin-related outcomes. The safety profile was consistent with previous studies with GLPG3667. The GALACELA study is currently ongoing, and the final Week 48 data, expected in the second quarter of 2026, will be essential to assess the totality of the evidence and determine potential next steps for the SLE program. Oncology As noted in the section titled A New Strategic Direction, on October 21, 2025, we announced our intention to wind down our cell therapy activities and pursue new transformational business development transactions using our available cash resources. This intention followed a comprehensive review of strategic alternatives, including a potential divestiture, conducted during 2025. Following completion of the required consultations with the works councils in Belgium and the Netherlands, the Board announced in January 2026 its decision to initiate the wind-down of the our cell therapy activities. The section below presents our key R&D achievements in oncology cell therapy during 2025. Our clinical-stage cell therapy pipeline include: GLPG5101: a second generation anti-CD19/4-1BB CAR-T product candidate, which we were evaluating in a Phase 1/2 study in patients with R/R NHL (ATALANTA-1). In connection with the wind-down, we notified study investigators of the early termination of the ATALANTA-1 study, with the last patient visit anticipated for the end of May 2026. Patients will be asked to roll over into the long-term HESPERIA study to monitor long-term safety. GLPG5301: a second-generation/4-1BB BCMA-directed CAR-T product candidate, which we were evaluating in a Phase 1/2 study in patients with R/R MM (PAPILIO-1). in connection with the wind-down, we notified study investigators of the early termination of the PAPILIO-1 study, with the last patient visit anticipated for the end of May 2026. Patients will be asked to roll over into the long-term HESPERIA study to monitor long-term safety. In addition, our next-generation early-stage cell therapy pipeline comprised of multi-targeting, armored cell therapy constructs designed to prevent resistance and improve the potency and persistence of CAR-Ts in high-unmet need hematological and solid tumors, including multiple myeloma, small-cell lung cancer, neuro-endocrine and platinum-resistant ovarian cancer. We initiated the wind-down of such programs in January 2026 alongside our clinical-stage programs.

Sustainability Statements

SUSTAINABILITY STATEMENTS General Disclosures General basis for preparation of the sustainability statement (BP-1) Galapagos NV is a limited liability company incorporated in Belgium with its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. In the notes to the consolidated sustainability statements, references to “we”, “us,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries. The scope of this report and the subsequent financial and sustainability statements are identical to and consolidated at the level of Galapagos NV, which means that the information is exclusively related to us and – where available – our value chain. No subsidiary undertakings are exempt from consolidated sustainability reporting pursuant to Article 29a of Directive 2013/34/EU. We refer to note 34 of the financial statements for a list of consolidated companies. The sustainability statement provides an overview of our approach on how we identify and report on our material sustainability topics for the financial year 2025. In preparing the sustainability statement, we have considered the expectations of our stakeholders to ensure that it addresses the topics identified as material to them. We conducted a double materiality assessment covering the entire value chain. As a consequence, this sustainability statement covers both upstream and downstream Impacts, Risks and Opportunities (IROs). The mapping of Our Value Chain can be found here. No relevant material information was omitted from the statement, except information related to intellectual property due to its classified and sensitive information, in accordance with ESRS 1 section 7.7. The inclusion of information and data in the sustainability statements is not an indication that such information or data, or the subject matter of such information or data, is material to us for purposes of applicable securities laws or otherwise. The principles used to determine whether to include information or data in this report do not correspond to the principles of materiality or disclosure contained in the United States (U.S.) securities laws used to determine whether disclosures are required to be made in filings with the U.S. Securities and Exchange Commission (SEC), or principles applicable to the inclusion of information in financial statements. Disclosures in Relation to Specific Circumstances (BP 2) Strategic reorganisation During FY25, we underwent significant organizational change. Firstly, on January 8, 2025 we announced that we would discontinue our small molecule discovery programs and reorganize our business to focus on long-term value creation in cell therapy in oncology. Thereafter, on October 21, 2025, we announced that we intended to wind down our cell therapy activities following a comprehensive strategic review to evaluate the long-term sustainability of our business model and R&D portfolio. This assessment concluded that a strategic repositioning was required to secure a more resilient and sustainable path for future value creation. Based on this assessment, the Board decided, implemented as of 2026, to wind down our cell therapy activities and reorient the business towards transformative business development opportunities, supported by disciplined capital allocation aimed at building a pipeline of novel therapeutics that can deliver meaningful benefits for patients and long-term value for shareholders. The wind down affects approximately 365 employees across Europe, the U.S. and China and results in the closure of the sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China). These developments were taken into account in the 2025 update of our double materiality assessment, including the updated materiality of the S1 “Secure employment” sub topic and the review of topic relevance in light of the year’s organizational changes.

Use of estimates, assumptions and data sources Most of the quantitative data included in this report have been directly sourced from our systems. Any data obtained through alternative methods, such as estimations or extrapolations within our value chain, are clearly identified as such and include a degree of estimation uncertainty. For the categories where estimation was involved, the level of management uncertainty is all together low, resulting in a high level of accuracy. The basis of preparation, accuracy levels, estimation of outcome uncertainty, and, where applicable, planned actions to improve the accuracy and reduce uncertainty in future annual reports are disclosed for each material topic in the topical reporting sections of this report. Changes in preparation or presentation of sustainability information Regarding our carbon footprint calculations, we incorporated additional data sources to improve accuracy. As a result the following restatements have been made in respect of 2024 data: The FY2024 gross Scope 1 emissions have been restated due to an error in the mobile combustion calculation. Additionally, the calculation method for mobile combustion was further refined in FY2025 due to more accurate data available and applied retrospectively to the FY2024 data. The difference between the figures reported in prior year and the restated comparative data is an increase by 401 tCO2e. The FY2024 “Processing of sold products” in Scope 3 emissions was adapted for 2024 to include the API sale related to Jyseleca(r) to Alfasigma. This restatement results in a 239 tCO2e increase compared to the figures reported in the prior year. The FY2024 “Fuel consumption from crude oil and petroleum products” has been restated to correct an error in the mobile combustion calculation in FY24 and to reflect a refined the calculation methodology for mobile combustion resulting from more accurate data becoming available. We applied this refined approach retrospectively to FY24. The difference between the reported in prior year and the restated comparative data is an increase by 1,692 MWh. For our EU Taxonomy disclosures, we applied a revised approach in line with the amended rules as stated in the Commission Delegated regulation (EU) 2026/73. The FY2024 OpEx was restated to ensure comparability with the more stringent definition applied this year (a reduction of €169m). Further details of these updates are provided in the EU Taxonomy section of this report. Time horizons applied in the double materiality assessment In relation to time horizons used in the double materiality assessment, we apply the following definitions: short-term: < 3 years medium-term: 3 – 5 years long-term: > 5 years These time horizons differ from those set out in ESRS 1 section 6.4. They were established during our 2022 materiality assessment and, for reasons of continuity and comparability, have been retained in subsequent updates in 2023, 2024, and 2025. We will consider aligning with the ESRS time-horizon structure in future assessments. Disclosures stemming from other legislation and sustainability frameworks This sustainability statement includes information required under other EU legislation, specifically the EU Taxonomy disclosures, and also incorporates voluntary content referencing the United Nations Sustainable Development Goals (SDGs) and the Ten Principles of the United Nations Global Compact (UNGC), to which we became a signatory in 2023. These elements are included in an annex and are intended to complement the ESRS disclosures by illustrating how our material topics relate to selected SDGs. Use of phase-in provisions In accordance with Appendix C of ESRS 1 and the European Commission’s “Quick Fix” amendment, and because the average number of employees during the financial year did not exceed 750, we continued to apply the phase-in provisions, for ESRS S1 (Own Workforce) and ESRS S4 (Consumers and End-Users). The specific phase-in provisions applied are listed in Disclosure requirements in ESRS covered by the sustainability statement.

SUSTAINABILITY STATEMENTS The (GOV role -1), of and the information administrative, provided management, to, and sustainability and supervisory matters bodies supervisory addressed by bodies the undertaking’s (GOV-2) administrative, management, and During the reporting period, we had a cross-functional Sustainability Steering Committee, composed of different employees and leaders to ensure appropriate representation from across the entire organization. The Sustainability Steering Committee ensured that Environmental, Social, and Governance (ESG) considerations, including related impacts, risks, and opportunities, were integrated into our decision-making and monitoring processes, including those related to business strategy, key investments, and performance. The Committee consisted of senior management members and subject matter experts from key areas of our operations and sustainability topics, including Compliance, Legal, Finance & Procurement, Human Resources, Operations, Investor Relations, and Communications. The Sustainability Steering Committee met four times in the reporting period, focusing primarily on oversight of the double materiality assessment and validating its outcomes. During the reporting period, no sustainability-related targets were in place due to the strategic reorganization, as announced in January 2025, and the following comprehensive review of strategic alternatives for our cell therapy activities, and therefore the Committee did not oversee target-setting activities. The Executive Committee, informed regularly by the Sustainability Steering Committee, maintained delegated oversight of sustainability-related impacts, risks, and opportunities during the reporting period, consistent with its responsibility under the Corporate Governance Charter for maintaining systems to identify, assess, manage, and monitor financial and other risks. Sustainability initiatives were scaled down as part of the comprehensive review of strategic alternatives as announced in May 2025. In addition, our Board of Directors, supported by the Audit Committee, supervised the sustainability oversight structure as well as the strategy for public disclosure with respect to ESG matters in accordance with our Corporate Governance Charter. As the majority of our sustainability material topics were inherently aligned with our core business, the impacts, risks, and related opportunities, as well as the controls and procedures to manage these, were embedded in our existing governance infrastructure, as described in the Committees section of our Corporate Governance section. Furthermore, the members of the Sustainability Steering Committee, Executive Committee, Audit Committee, and Board of Directors (i.e., our administrative, management, and supervisory bodies) collectively bring extensive expertise relevant to our sustainability-related material topics. This includes expertise in scientific R&D, product portfolio strategy, patient safety, and commercial (Access & Affordability) functions, all of which are central to developing, approving, and bringing medicines to market. This deep integration ensured that sustainability considerations were embedded in our governance and decision-making processes during the reporting period. Additionally, to enhance oversight capabilities, we had access to external experts for specific areas, such as carbon accounting and sustainability reporting, enabling us to supplement our in-house knowledge with specialized insights. This combination of internal expertise and external advisory support enabled us to manage our material impacts, risks, and opportunities effectively during the reporting period. Quantitative information on the number of executive and non-executive members of our administrative, management, and supervisory bodies, including the percentage by gender and independence, is provided in the Committees of the Corporate Governance chapter.

SUSTAINABILITY STATEMENTS Remuneration linked to sustainability performance (GOV-3) In 2025, the approach to sustainability-linked remuneration remained unchanged from the previous reporting year. The ESG-related corporate objective introduced in 2024 continued to apply across the organization, including members of the Executive Committee (see Remuneration Report). No specific proportion of variable remuneration linked to sustainability-related targets has been set or disclosed for 2025. Sustainability due diligence (GOV-4) We are committed to responsible business conduct (as set out in G1-Business Conduct) throughout our value chain, which is clearly aligned with our membership of the UN Global Compact. We have embedded due diligence into our governance, strategy, and business model. We take steps to identify and mitigate any potential or actual impacts within our own workforce, and these can be found in section S1-Own workforce. We also have in place the overarching elements of our compliance program, which are set out in the Governance section, and further strengthen our overall sustainability due diligence. Through engaging with affected stakeholders, we are working to ensure that all key steps of the due diligence process reflect their input, which was captured in our double materiality assessment process. Our sustainability due diligence approach is primarily focused on the activities of third parties in our supply chain. Our more targeted approach to due diligence within our supply chain results from our double materiality assessment process, where we identified and assessed that our third parties pose the biggest potential risk and adverse impacts for us from both an environmental and social perspective. As such, we have taken actions to address those adverse impacts by establishing a number of processes which make up our supplier due diligence activities. We maintain a list of preferred vendors with whom we have established relationships and expectations and also a further list of Qualified Vendors who are approved to provide Good Practice (GXP)-related goods and services to us. We undertake a third-party risk assessment process which is proportionate to the identified risk of the working relationship, based on elements that include the nature of the goods and services provided and the location in which the activities take place. Our due diligence then considers questions of environmental sustainability, ethical business conduct, compliance with legislation including GDPR, Anti-Bribery laws, and also specific GXPs that are applicable throughout our business. This helps us to appoint third parties who will operate in line with our expectations. Once our suppliers and vendors are on board, we require that they comply with our Supplier Code of Conduct which sets out all the expected standards. During the ongoing relationship, and where relevant, regular audits and/or monitoring activities are established to track the effectiveness of these efforts.

SUSTAINABILITY STATEMENTS The table below maps out the core elements of our sustainability due diligence process, cross-referenced within the relevant disclosures in the sustainability statements. Core elements of due diligence Paragraphs in the sustainability statement a) Embedding due diligence in governance, strategy and business model Sustainability Governance S1 – Own Workforce – Policies S4 – Consumers and end-users – Policies G1 – Business conduct – Policies b) Engaging with affected stakeholders in all key steps of the due Double Materiality assessment – Engaging with our stakeholders diligence S1 – Own Workforce – Mitigating, Preventing and Remediating Actions S4 – Consumers and end-users – Mitigating, Preventing and Remediating Actions G1 – Business conduct – Management of relationship with suppliers c) Identifying and assessing adverse impacts Double Materiality assessment S1 – Own Workforce – Mitigating, Preventing and Remediating Actions S4 – Consumers and end-users G1 – Business conduct – Management of relationship with suppliers d) Taking actions to address those adverse impacts S1 – Own workforce—Mitigating, Preventing and Remediating Actions S4 – Consumers and end-users G1 – Business conduct – Management of relationship with suppliers e) Tracking the effectiveness of these efforts and communicating S1 – Own workforce—Mitigating, Preventing and Remediating Actions S4 – Consumers and end-users G1 – Business conduct—Management of relationship with suppliers (GOV Risk management -5) and internal controls over sustainability reporting Our overarching risk management framework is set out in the Risk Management and Internal Control section of this report. Many elements of sustainability risk were already included in this framework, which is designed to identify, analyze and monitor risks on an ongoing basis, supported by defined risk tolerance considerations such as compliance with applicable regulations, operational performance, reputation and longer-term business continuity. We have evolved our existing risk management activities to reflect new regulatory expectations. At this stage, the internal control framework for sustainability information does not yet have the same level of maturity as the framework applied to financial reporting, due to ongoing strategic reorganizations. This has included identifying the functions accountable for the reportable data and ensuring a robust approach to data governance to support accurate reporting. The governance of sustainability-related risks during the reporting period was supported through the Sustainability Steering Committee, a sub-group of our Management Committee, and through regular reporting to our Audit Committee. This ensures that significant risks were escalated for appropriate resolution. Strategy, business model and value chain (SBM-1) A description of our strategy including our current priorities, business model, value chain, products, and customers in relation to sustainability is provided in the following sections: A New Strategic Direction R&D Pipeline Value Chain Consolidated Financial Statements Information on our headcount by geographical area is provided in Section S1. Our revenue-generating activities and key customer categories are described in Note 7 in the consolidated financial statements. As we do not operate in any ESRS-defined sensitive sectors (e.g., fossil fuels, chemicals production, controversial weapons or tobacco), no such sector disclosures are applicable. 35

Galápagos
SUSTAINABILITY STATEMENTS

No sustainability-related goals were in place during the reporting period due to strategic reorganization, as announced in January 2025, and the following comprehensive review of strategic alternatives for our cell therapy activities, and therefore no such goals are disclosed.

Our Global Value chain

Assessing our value chain is a key element to our materiality assessment process and helps us better understand the broader impacts of both our upstream and downstream operations (see picture below). By identifying and collaborating with our value chain stakeholders (i.e., suppliers, partners, and other entities), we have gained valuable insights into key environmental, social, and economic impacts associated with our global operations. This collaborative approach enables us to identify areas where we can work together to reduce risks and identify opportunities. Additionally, monitoring our value chain helped us align more closely with stakeholder expectations and support responsible sourcing and transparency, while developing a clearer picture of the supply chain supporting our oncology R&D activities. This integrated perspective enabled us to make meaningful progress toward shared sustainability goals that extend beyond our own, immediate operations.

Our value chain map provides a foundation for better identifying and assessing our material impacts, risks, and opportunities within the global value chain.


Galápagos
Raw materials manufacturing
Transport
CRO
GMP
GLP
GCP
Research & Development
15 16 17
Decentralized manufacturing platform
8 10
DMU network
Platform supply
Consumables supply
11
11
Patients
Supply chain workers
GLPG workplace
Own employees*
Governance
2 3 4 5 6 7 12 14
Waste
1 7 8 13
Upstream
1 8 9 10 11 13 15 16 17
Own operations
1 7 8 9 13
Downstream

Environmental topics
1 Climate change mitigation

Social topics
* Secure employment (own employees)
2 Adequate wages
3 Work life
4 Gender equality and equal pay for work of equal value
5 Employment of person with disabilities
6 Diversity
7 Data privacy and information security
8 Patient safety (incl. Product quality)
9 Social inclusion (non-discrimination)
10 Access and affordability of medicines
11 Patient engagement

Governance topics
12 Corporate culture and business conduct
13 Protection of whistle blower
14 Management of relationships with suppliers

Entity-specific topics
15 (Scientific) Innovation
16 Intellectual property
17 Product portfolio and R&D

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Galapagos NV Annual Report 2025

Galápagos
SUSTAINABILITY STATEMENTS

Interests and views of stakeholders (SBM-2)

We engaged with a broad range of stakeholders, including patient organizations, health care providers, R&D organizations, employees, suppliers, and investors, to understand and take account of their perspectives in the development of our strategy and business model. Below we summarize key elements of our stakeholder engagement during the reporting period:

Stakeholder	Engagement	Purpose	Outcomes
Patient organizations	Engagement continued through our Patient Engagement Council and Patient Partnership Charter, complemented by ongoing dialogue with patient groups through traditional feedback and advisory interactions. Activities were scaled back from Q2 onwards.	To understand patient needs and perspectives, in line with the Patient Partnership Charter.	Engagement continued until Q2 2025 and was subsequently scaled back as part of the reorganization.
Health care providers	Scientific exchange, advisory interactions, and research-related collaboration; presentations at medical and research conferences.	To obtain clinical insights and strengthen scientific understanding on treatment approaches and patient needs.	Continued knowledge-sharing and scientific dialogue.
Employees	Engagement through Works Councils in Belgium, and the Netherlands in the context of the restructuring.	To ensure transparent dialogue with employee representatives, and to act responsibly and respectfully toward employees.	Formal Works Council consultation completed.
Suppliers	Ongoing engagement through Third-Party Risk Assessments (TPRA).	To ensure a secure and reliable supply chain.	Completion of supplier risk assessments.
Investors	Regular ESG-related engagement throughout the year.	To provide transparency.	Constructive dialogue maintained.

In addition to the surveys and interviews conducted as part of our double materiality assessment, we maintain an ongoing dialogue with our stakeholders through our sustainability and function leads. Our Board of Directors, Executive Committee, and Management Committee receive regular comprehensive updates on stakeholder expectations around sustainability topics, including ethical business conduct, social and environmental responsibility, ensuring that stakeholder concerns are considered in decision-making at all levels and reinforcing our commitment to sustainability.

The feedback we receive from our stakeholders through both the double materiality assessment and on an ongoing basis serves as critical input to our sustainability strategy. Additionally, in all other elements of our governance and sustainability program, particulary as part of our ongoing due diligence enable us to better align with our priority areas, such as patient engagement and employee-related topics.

Process to identify and assess material impacts, risks and opportunities (IRO-1)

In 2025, we refreshed our double materiality assessment (DMA) through an internal panel of subject matter experts to reflect the business changes arising from the strategic reorganization as announced on January 8, 2025, which impacted the materiality thresholds with regard to our number of employees and financial position and performance. This update built on our earlier work: an EFRAG-aligned DMA completed in 2023, followed by a targeted refresh in 2024. The 2023 assessment marked our first full application of the European Corporate Sustainability Reporting Directive (CSRD) requirements, adding a financial materiality assessment to the impact materiality assessment initially undertaken in 2022. The DMA was carried out prior to the announcement of the intention to wind down the cell therapy activities, as such the DMA is to a large extent based on these activities. The DMA output was reviewed during 2025 to assess relevance for the 2025 Sustainability Statement, in the context of these changes to the business.

Identifying Topics and Impacts, Risks, and Opportunities

For the impact materiality assessment, our stakeholder engagement process formed the basis for identifying actual and potential impacts across our value chain. A team of internal subject-matter experts assessed these impacts. Each topic was evaluated for whether the impact was actual or potential, positive or negative, and then scored on a 1–5 scale based on

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Galapagos NV Annual Report 2025

SUSTAINABILITY STATEMENTS severity (scale, scope, and irremediability) and likelihood. Likelihood was scored from 1 (very unlikely) to 4 (very likely). The severity of the impact has been considered in terms of: Scale: How grave or beneficial our impact is, from 1 (low) to 5 (high); Scope: How widespread our impact is, from 1 (affecting only internal stakeholders) to 5 (affecting communities at country level or beyond); and Irremediability: For negative impacts, whether and to what extent the impact could be remediated, from 1 (harm easily rectified) to 5 (harm long-lasting and difficult to remedy) Input from the stakeholder engagement process conducted in the 2022 materiality assessment was used to support the evaluation of impact pathways and expectations. The impact materiality threshold was set at 9, and the completeness of the assessment was validated by internal experts. For the financial materiality aspect of the double materiality assessment, we assessed the financial risks and opportunities associated with each sustainability topic, including potential financial effects reflected in our financial statements. Thresholds for assessing financial materiality were based on expected effects on financial position and performance, cash flows, and access to and cost of capital. Each risk and opportunity was evaluated for both its likelihood and potential magnitude of financial effect, using a scoring scale from 1 (very unlikely) to 4 (very likely) for likelihood and from 1 (negligible) to 5 (extreme) for severity. These assessments considered the predefined short, medium and long-term time horizons. Identified sustainability-related risks and opportunities were aligned with our internal Risk Register, and the materiality threshold was set at 8. This methodology was applied to all sustainability topics, including climate-related ones; however as mentioned in E1-Climate change, we did not perform a detailed climate risk analysis. The 2025 re-assessment was reviewed and validated by internal functions: HR Legal Finance/internal controls Head of GxP Quality Systems and Compliance Sustainability ESG lead Animal Welfare Officer Data Privacy Information Security and Risk management Head of EHS Global Head Quality Risk Management Assessing Our Results The outputs of our 2025 double materiality assessment were reviewed by internal subject-matter experts to validate completeness, consistency, and relevance. Building on the stakeholder insights that informed the impact materiality assessment and the financial analyses aligned with our risk register, we confirmed the final list of material topics for inclusion in the 2025 Sustainability Statement. For the impact materiality portion of the assessment, a team of internal experts reviewed the topics identified by stakeholders and the associated scoring outcomes. For the financial materiality aspect, we validated the financial risks and opportunities identified, including potential financial effects incorporated in our financial statements. This review covered all sustainability topics.

Galápagos
SUSTAINABILITY STATEMENTS

Disclosure requirements in ESRS covered by the sustainability statement

Following the outcome of our 2025 double materiality assessment, we compiled a list of the Disclosure Requirements that are included in this Sustainability Statement, together with paragraph references to where each disclosure can be found (see **Disclosure requirements in ESRS covered by the sustainability statement**). We mapped ESRS mandatory disclosure requirements and data points to the material IROs to assess information materiality within the topical standards. The material IROs map to the following topics, which forms the basis of preparation for this sustainability statement: E1 – Climate Change, S1 – Own Workforce, S4 – Consumers and End-users, G1 – Business Conduct and entity-specific topics including scientific innovation, intellectual property, and product portfolio & R&D. Where no link to a material IRO was identified, the relevant disclosures were omitted. This is presented in the ESRS Content Index at the end of this report, which indicates where we have applied phased-in provisions, disclosures incorporated by reference or where a disclosure requirement is not applicable.

Material impacts, risks, and opportunities and how they interact with our strategy and business model (SBM-3)

The material topics identified through our 2025 double materiality assessment refresh are summarized in the matrix below. These reflect the outcomes of the refresh carried out with internal subject-matter experts following the announcement on October 21, 2025 of the intention to wind down the cell therapy activities and the initiation of implementation in early 2026. For detailed descriptions of our material impacts, risks, and opportunities, including the expected time horizons, whether impacts are positive or negative, and where in our value chain these occur, see the relevant topical sections. While the substance of our IROs remains largely consistent with the prior year, several descriptions were updated to improve clarity and ensure closer alignment with ESRS terminology and structure. There, we also describe our responses to the material impacts, risks, and opportunities identified, as well as how these topics connect to our strategy and business model.

Four ESRS topical standards were determined to be material for the reporting year: E1 Climate Change, S1 Own Workforce, S4 Consumers and End-Users, and G1 Business Conduct. In addition, three entity-specific material topics were identified during the reporting period: Scientific Innovation, Intellectual Property, and Product Portfolio and R&D.

In 2025, compared with the previous reporting period, the S1 sub-topic Secure Employment was newly identified as material from both an impact and financial materiality perspective, resulting in two new material IROs that were not considered material in 2024. The topic of patient engagement, previously treated as an entity-specific topic in the prior reporting period, was reassigned to ESRS S4 – Consumers and End-Users this year, as it more closely aligns with the scope and definitions of the standard.

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Galapagos NV Annual Report 2025

SUSTAINABILITY STATEMENTS Disclosure requirements in ESRS covered by the sustainability statement Following the outcome of our 2025 double materiality assessment, we compiled a list of the Disclosure Requirements that are included in this Sustainability Statement, together with paragraph references to where each disclosure can be found (see Disclosure requirements in ESRS covered by the sustainability statement). We mapped ESRS mandatory disclosure requirements and data points to the material IROs to assess information materiality within the topical standards. The material IROs map to the following topics, which forms the basis of preparation for this sustainability statement: E1 – Climate Change, S1 – Own Workforce, S4 – Consumers and End-users, G1 – Business Conduct and entity-specific topics including scientific innovation, intellectual property, and product portfolio & R&D. Where no link to a material IRO was identified, the relevant disclosures were omitted. This is presented in the ESRS Content Index at the end of this report, which indicates where we have applied phased-in provisions, disclosures incorporated by reference or where a disclosure requirement is not applicable. our Material strategy impacts, and business risks, and model opportunities (SBM-3) and how they interact with The material topics identified through our 2025 double materiality assessment refresh are summarized in the matrix below. These reflect the outcomes of the refresh carried out with internal subject-matter experts following the announcement on October 21, 2025 of the intention to wind down the cell therapy activities and the initiation of implementation in early 2026. For detailed descriptions of our material impacts, risks, and opportunities, including the expected time horizons, whether impacts are positive or negative, and where in our value chain these occur, see the relevant topical sections. While the substance of our IROs remains largely consistent with the prior year, several descriptions were updated to improve clarity and ensure closer alignment with ESRS terminology and structure. There, we also describe our responses to the material impacts, risks, and opportunities identified, as well as how these topics connect to our strategy and business model. Four ESRS topical standards were determined to be material for the reporting year: E1 Climate Change, S1 Own Workforce, S4 Consumers and End-Users, and G1 Business Conduct. In addition, three entity-specific material topics were identified during the reporting period: Scientific Innovation, Intellectual Property, and Product Portfolio and R&D. In 2025, compared with the previous reporting period, the S1 sub-topic Secure Employment was newly identified as material from both an impact and financial materiality perspective, resulting in two new material IROs that were not considered material in 2024. The topic of patient engagement, previously treated as an entity-specific topic in the prior reporting period, was reassigned to ESRS S4 – Consumers and End-Users this year, as it more closely aligns with the scope and definitions of the standard.

SUSTAINABILITY STATEMENTS Environmental Information Climate Change ESRS E1 – Climate Change E1-1 – Transition plan for climate change mitigation Following the organizational review completed in 2025, which resulted in the termination of our small-molecule portfolio and associated research activities, our operational footprint has already been materially reduced. This reduction will be further impacted by the implementation of the wind-down of our cell therapy activities, as described in section “A New Strategic Direction”. Together, these changes significantly alter the business activities on which previously disclosed climate targets and the prior transition plan were based. Given these significant organizational and operational changes, the climate transition plan disclosed in prior years, including the 2030 and 2040 GHG reduction targets, is not currently reflective of the undertaking’s operating circumstances. These targets were developed for a materially different operational perimeter and may no longer be considered relevant to the strategic direction of the business. We are currently being repositioned for long-term growth through transformational business development, and the future operating model, value chain configuration and investment priorities remain under review. In this context, we do not consider it appropriate to publish revised climate targets, decarbonization pathways or forward-looking climate-related commitments at this time, consistent with ESRS expectations of comparability, practicality and conditions of uncertainty (ESRS 1). At present, no climate change mitigation transition plan is in place for the post-wind-down undertaking, and no decision has yet been taken on whether, and if so when, a new transition plan will be adopted. The relevance of previously set targets and decarbonization actions is currently under review, and their applicability will depend on the outcome of the strategic review once the future business model becomes clearer. We remain not excluded from EU Paris-aligned benchmarks, in accordance with Articles 12(1)(d)–(g) and 12(2) of Commission Delegated Regulation (EU) 2020/1818. Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3) Climate change mitigation was assessed as a material topic for us in 2025, based on the greenhouse gas (GHG) emissions associated with our operations and value chain during the reporting period. Climate-related impacts were identified through our double materiality assessment process, drawing on our full Scope 1, 2 and 3 GHG inventory, which was calculated by an external consultant in accordance with the GHG Protocol, and assessed against ESRS severity and likelihood criteria. This process confirmed that the GHG emissions associated with our operations and value chain constitute a material negative impact with high scale and likelihood. Our climate-related impacts and opportunities were considered within a broader “One Health” perspective, recognizing the interconnected wellbeing of people (including patients and employees) and the planet. Addressing environmental matters, including climate change, formed part of our wider sustainability considerations. We recognized the importance of addressing GHG emissions and the potential benefits associated with lower-carbon operational practices, while also considering potential transitional risks, including reputational risks and stakeholder expectations.

Galápagos
SUSTAINABILITY STATEMENTS

Although climate change mitigation was considered material, our double materiality assessment did not identify material climate-related physical or transitional risks for us. Given our reduced operational footprint and limited GHG emissions in 2025, a detailed climate-related risk assessment, climate-scenario analysis and resilience analysis were not performed for this reporting period. The omission of these disclosures reflects the outcome of our materiality assessment and the limited exposure of our current operating model to climate-related physical risks. As a consequence, no statement on our resilience to climate change can be made. As the strategic review progresses, the relevance of climate-related impacts, risks and opportunities will continue to be monitored in the context of the evolving business model.

The table below summarizes the material impacts, risks and opportunities (IROs) identified for FY25 in accordance with ESRS 2 (SBM 3 and IRO 1), reflecting the outcome of our FY25 double materiality assessment.

Material Topic	Description	IRO Type	Value Chain
Environment ■ Climate Change Mitigation	GHG emissions generated by our operations and value chain contribute to climate change.	Actual negative impact	Entire

All material IROs identified under ESRS E1 fall within the short-term time horizon (i.e., <3 years).

E1-2 – Policies related to climate change mitigation

In the reporting year we maintained an Environmental, Health and Safety policy, for which the Chief Operating Officer (COO) was accountable. The policy sets out our commitment to sustainable operations, focusing on minimizing our carbon footprint and reducing the consumption of natural resources across our operations and entire value chain. As the policy continued to be relevant and applicable to our business activities during 2025, it was re-signed by the COO and CFO to reconfirm executive-level endorsement.

Our policy includes commitments to:

- Minimize GHG emissions by implementing sustainable operational practices;
- Enhance energy efficiency through technology upgrades and resource optimization;
- Reduce pollution and waste across our value chain; and
- Optimize natural resource consumption, ensuring the use of sustainable materials where possible.

The Environmental, Health and Safety policy remained the primary framework guiding our climate-related approach in 2025. As we enter a new strategic phase, as explained in section "**A New Strategic Direction**", the policy will be reviewed and updated as needed to reflect any future changes to our organizational structure or operating model.

42
Galapagos NV Annual Report 2025

E1-3 – Actions and resources in relation to climate change policies In 2025, we continued to implement actions to support our climate change mitigation policies. Our focus remained on managing operational emissions, improving energy performance across our facilities, and managing the environmental impacts associated with changes to our operational footprint. Due to the strategic reorganisations during FY25, we did not perform an analysis that isolates the carbon-reduction impact of individual decarbonisation actions. While the disclosed actions primarily affect our Scope 1 emissions, our overall emissions profile continues to be dominated by Scope 3 sources. Additionally, there is no current intention to make significant Opex or Capex allocation in 2026. Key actions and resources in 2025: Transition to Renewable Energy: 42% of our total energy consumption was sourced from renewable energy, and is disclosed in the table presented under E1-5. Energy Management Activities: We continued to manage energy use across our facilities by maintaining the instruments and systems used to measure, regulate, and control building energy performance, working closely with landlords. Asset repurposing during site wind-downs: Usable equipment and furniture were repurposed and donated to local schools and community organizations. This approach helped extend the lifecycle of existing assets and avoid the embodied-carbon impacts associated with manufacturing new products. Fleet Electrification: During the wind-down period, workforce reductions resulted in a smaller company fleet. We used this transition as an opportunity to reduce fleet-related emissions by prioritizing the retention of electric vehicles (EVs) where contracts ended, as disclosed in the table under E1-6. While the increase in the proportion of electric vehicles supported lower fleet-related emissions, the associated GHG reduction cannot be quantified in isolation, as the change occurred alongside a broader reduction in fleet size and related activity data. In January 2025, EVs accounted for 46.7% of the full 225-vehicle fleet. By December 2025, EVs represented 88% of the reduced 119-vehicle fleet. Our EU Taxonomy aligned CapEx related to climate change mitigation was €90,000, resulting in 0.6% of our total CapEx. None of the OpEx was aligned in 2025. Further details can be found in the EU Taxonomy 2025 statement. Other investments are an integrated part of our capital cost allocations and/or operating expenditure (such as switching to green electricity) and are therefore not reported here, but in general CapEx and OpEx. Metrics and targets E1-4 – Targets related to climate change mitigation and adaptation The greenhouse gas (GHG) emission reduction targets disclosed in prior reporting periods were developed for a materially different operational perimeter and business model. These included 2030 absolute reduction targets for scopes 1, 2 and 3 and a longer-term ambition to achieve net-zero emissions by 2040, in alignment with the Science Based Targets initiative (SBTi). In the context of the significant organizational changes initiated with the termination of our small-molecule portfolio and related research activities in early 2025, followed by the subsequent strategic review that led to the wind-down of our cell therapy activities announced in January 2026, as described in section “A New Strategic Direction”, and the ongoing strategic review, these previously communicated targets are not currently considered applicable to the post-wind-down undertaking. As a result, at the reporting date, we do not have measurable climate-change-mitigation or adaptation targets in place. As the future operating model, value chain configuration and strategic priorities have not yet been fully defined, management does not consider it appropriate to establish revised climate mitigation or adaptation targets at this stage.

Galápagos
SUSTAINABILITY STATEMENTS

In the absence of active targets, we continue to monitor and report actual GHG emissions in accordance with ESRS E1-6 and tracks year-on-year changes in emissions as the primary indicator of performance during this transitional period. Any future decision regarding the establishment of new climate-related targets will be informed by the outcome of the strategic review and the definition of our long-term operating footprint.

E1-5 Energy consumption and mix

		2024	2025
Fuel consumption from coal and coal products	MWh	0	0
Fuel consumption from crude oil and petroleum products (*)(**)	MWh	2,198	2,092
Fuel consumption from natural gas	MWh	2,793	2,497
Fuel consumption from other fossil sources	MWh	0	0
Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources	MWh	269	168
Total fossil energy consumption	MWh	**5,260**	**4,757**
Share of fossil sources in total energy consumption	%	**48**	**57**
Consumption from nuclear products	MWh	231	108
Share of consumption from nuclear sources in total energy consumption	%	**2**	**1**
Fuel consumption from renewable sources, including biomass (also comprising industrial and municipal waste of biologic origin, biogas, renewable hydrogen, etc.)	MWh	0	0
Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources	MWh	5,282	3,425
The consumption of self-generated non-fuel renewable energy	MWh	108	108
Total renewable energy consumption	MWh	**5,390**	**3,533**
Share of renewable sources in total energy consumption	%	**50**	**42**
Total energy consumption	MWh	**10,881**	**8,397**

(*) Includes the energy consumed in Galapagos' buildings, by stationary diesel consumption (used by back-up generators and by Galapagos' car fleet). The latter is based on estimated distance travelled and estimated fuel consumption.
(**) The FY2024 Fuel consumption from crude oil and petroleum products data has been restated due to an error in the mobile combustion calculation and refinement in the calculation methodology. Further details on this restatements can be found in ESRS 2 BP-2.

2022 energy consumption and energy mix have been removed from the E1-5 table as we no longer maintain a climate target that calls for historic trend comparison. 2024 figures continue to be presented as the prior-year reference; however, due to data limitations, they cannot be restated to isolate the impact of the 2025 small molecule discovery program wind-down. Accordingly, 2024 represents the full organizational energy consumption before the restructuring, while 2025 reflects the reduced energy consumption following the strategic transition.

44
Galapagos NV Annual Report 2025

SUSTAINABILITY STATEMENTS E1-6 – Gross Scopes 1, 2, 3 and Total GHG emissions For the calculation of our GHG emissions, we use the GHG Protocol. For the organizational boundary we apply the operational control approach. This includes our offices and labs. Our Scope 1 contains energy/heat generation at our facilities, company vehicles, and fugitive emissions. In our Scope 2 emissions, purchased electricity and district heating is included. For scope 1 and 2 calculations, direct data was used. Scope 3 consists of both up and downstream activities as included in the table below. The emissions for Purchased goods and services, Capital goods, and Upstream leased assets are calculated based on spend data. Commuting and Downstream transport data was estimated. The calculations are based on activity data multiplied by emission factor. Both supplier specific emission factor, as average emission factor (average values by industry and country from several databases) were used. We continue to work on improving the quality of our data and the consistency of our calculation methods. For the 2025 reporting year, we expanded the completeness of our Scope 3 inventory by broadening the coverage of relevant categories. This included the integration of hotel data into Category 6 (Business Travel) and the inclusion of Category 15 (Investments). Improving internal processes for GHG data collection and control remains an area for continued focus, and further development of these processes will be considered as we move forward and continue our evolution. Based on the nature of our operations, we have assessed that no other Scope3 categories are material or relevant for reporting. 2022 GHG emissions have been removed from the E1-6 table as we no longer maintain a climate target that calls for historic trend comparison. 2024 figures continue to be presented as the prior-year reference; however, due to data limitations, they cannot be restated to isolate the impact of the 2025 small molecule discovery program wind-down. Accordingly, 2024 represents the full organizational footprint before the restructuring, while 2025 reflects the reduced footprint following the strategic transition. We report a further reduction in Scope 1, Scope 2 and Scope 3 emissions in 2025 compared to 2024 emissions. However, these reductions cannot be interpreted as progress against the previously disclosed climate targets that were set for 2030 in 2024 or transition plan. The reported decline in emissions in 2025 is primarily attributable to our strategic reorganization as explained in section “A New Strategic Direction”, and only to a smaller extent linked to our efforts to execute on decarbonization measures.

Galápagos
SUSTAINABILITY STATEMENTS

		2024	2025
Scope 1 GHG Emissions			
Gross Scope 1 GHG emissions (****)	TCO_2e	1,053	964
Percentage of Scope 1 GHG emissions from regulated ETS	%	0	0
Scope 2 GHG Emissions			
Gross location-based Scope 2 GHG emissions	TCO_2e	1,188	749
Gross market-based Scope 2 GHG emissions	TCO_2e	114	88
Significant Scope 3 GHG Emissions			
Total Gross indirect (Scope 3) GHG emissions	TCO_2e	48,128	33,450
Purchased goods and services (*)	TCO_2e	39,116	26,581
Capital Goods (*)	TCO_2e	6,133	3,362
Fuel and energy-related activities (*)	TCO_2e	350	329
Upstream leased assets (*)	TCO_2e	366	42
Waste generated in operations (*)	TCO_2e	212	168
Processing of sold products (*****)	TCO_2e	239	1,100
Use of sold products	TCO_2e	N/A	N/A
End-of-life treatment of sold products (*)	TCO_2e	3	0.43
Downstream leased assets	TCO_2e	N/A	42
Franchises	TCO_2e	N/A	N/A
Upstream transportation and distribution (*)	TCO_2e	2	N/A
Downstream transportation and distribution (**)	TCO_2e	1	0.07
Business travels (*)	TCO_2e	1,450	1,461
Employee commuting (**)	TCO_2e	255	225
Financial investments	TCO_2e	N/A	140
Total GHG emissions			
Total GHG emissions (location-based)	TCO_2e	50,369	35,214
Total GHG emissions (market-based)	TCO_2e	49,295	34,501
Total GHG emissions (location-based) per net revenue (***)	TCO_2e per €000	0.183	0.0317
Total GHG emissions (market-based) per net revenue (***)	TCO_2e per €000	0.179	0.0310

(*) 96% of our scope 3 carbon footprint is calculated using actual data
(**) 4 % of our scope 3 carbon footprint is calculated using estimated data
(***) Net revenue for FY25 amounted to €1,112,248 thousand, as presented in the Consolidated Income Statement of the Annual Report. GHG intensity per net revenue has been calculated by dividing total GHG emissions by net revenue expressed in thousands of euro (€000).
(****) The FY2024 gross Scope 1 emissions have been restated due to an error in the mobile combustion calculation and refinement in the calculation methodology. Further details on this restatements can be found in ESRS 2 BP-2.
(*****) Data has been reported for Processing of sold products for the first time. Further details can be found in ESRS 2 BP-2.

46
Galapagos NV Annual Report 2025

SUSTAINABILITY STATEMENTS EU Taxonomy 2025 Statement The European Commission’s action plan on financing sustainable growth led to the creation of an EU classification system for sustainable activities, also known as the EU taxonomy. The EU Taxonomy introduces a classification system for environmentally sustainable activities, and an activity is deemed environmentally sustainable if it meets all of the following overarching criteria: substantially contributing to at least one of the six environmental objectives of the EU Taxonomy Regulation: (i) climate change mitigation;(ii) climate change adaptation;(iii) sustainable use and protection of water and marine resources;(iv) transition to a circular economy, (v) pollution prevention and control; and (vi) protection and restoration of biodiversity and ecosystems; not significantly harming any of these environmental objectives; complying with minimum safeguards. As indicated in the Delegated Regulation of (EU) 2021/2178, non-financial undertakings shall disclose the proportion of Taxonomy-eligible and aligned economic activities in their total turnover, capital expenditure (CapEx) and operational expenditure (OpEx). Our approach Changes from previous reporting period We have closely followed the development of the Omnibus Delegated Act, which streamlines the EU Taxonomy Regulation and came into force on 28 January 2026. The Act applies retrospectively from 1 January 2026, and accordingly, we have updated our EU Taxonomy reporting approach to align with the amended rules. Key updates introduced this year include the use of the revised EU Taxonomy reporting templates, the omission of dedicated templates for performance and exposures related to fossil gas and nuclear activities, and the application of the new materiality threshold, which allows entities to omit the assessment of activities that are not financially material. The methodology applied for the eligibility and alignment assessments and the calculation of the related KPIs has remained largely unchanged compared to the previous year, apart from an adjustment to the approach for calculating the OpEx KPI. Further details are provided in the Accounting Policy section. Materiality The amended Delegated Act allows non-financial undertakings to omit assessing whether some of their economic activities are taxonomy-eligible or taxonomy-aligned where the cumulative value of those economic activities is below 10%. In line with this provision, we have assessed materiality separately for each KPI by identifying economic activities and their corresponding values of the KPI. Those activities that cumulatively fall below the 10% threshold have been classified as non-material and excluded from further eligibility and alignment assessment. Non-material activities were identified under CapEx and OpEx. For CapEx they included investments in software and databases (NACE 62.01 Computer programming activities) and leased, right-of-use vehicles (77.11 Renting and leasing of cars and light motor vehicles). These activities cumulatively represent approximately 4% of the total CapEx. Under OpEx, non-material activities consisted of expenses related to maintenance of property, plant and equipment (NACE 81.1 Combined facilities support activities) and short-term leases of heat pumps (NACE 77.3 Renting and leasing of other machinery, equipment and tangible goods), accounting for approximately 0.5%. These non-material activities are not part of Galapagos’ core business operations but relate to supporting functions and therefore account for only a minor proportion of the KPIs.

SUSTAINABILITY STATEMENTS Eligibility Following a thorough review of the EU Taxonomy legal framework, beginning with an assessment of our core activities and NACE codes against the activities identified under the EU Taxonomy, we do not consider our core business activities of discovering and developing innovative medicines to be in scope of the Delegated Acts. As a result, no eligibility has been reported for turnover. For CapEx, we have identified activity 7.3. Installation, maintenance and repair of energy efficiency equipment as eligible. This relates to expenses for installation of heating, ventilation and air-conditioning (HVAC) in Galapagos-owned building in the Netherlands. Most of our OpEx under EU Taxonomy definition consists of R&D expenses associated with developing medicinal products, which is currently not covered by the EU Taxonomy and deemed not eligible. Alignment Alignment assessment has been conducted for the eligible activity 7.3. Installation, maintenance and repair of energy efficiency equipment. The assessment covers the Substantial Contribution, Do No Significant Harm (DNSH), and Minimum Safeguards criteria. The substantial contribution criteria are met as the heating, ventilation and air-conditioning (HVAC) systems use highly efficient technologies. The DNSH criteria for activity 7.3 require compliance with the generic criteria for DNSH to climate change adaptation and pollution prevention and control. The criteria are met as Galapagos has screened physical climate risks for the relevant location and the activity does not lead to the manufacturing, placing on the market or use of substances specified in the criteria. In line with our sustainability commitments, we comply with the minimum safeguards. We take a holistic approach to ensure that achieving environmental objectives does not compromise human rights, fair competition, or compliance with anti-bribery, anti-corruption, and taxation laws. We have a Code of Conduct covering human rights, fair competition, and corruption and bribery, as well as an Anti-Bribery and an Anti-Corruption Policy and Global Tax Policy in place and we have not violated any of the minimum safeguards. Accounting policy For the determination of turnover, CapEx and OpEx, we use the reported data in the 2025 consolidated financial statements included in this report: Turnover comprises the net turnover derived from products or services. Turnover covers all continuing activities of Galapagos as of December 31, 2025 and the denominator can be reconciled with the 2025 IFRS total net revenues of €1.1 billion as disclosed in note 7, which comprise collaboration revenues and supply revenues. The numerator is 0 as activities related to R&D of medicinal products are currently not covered in EU Taxonomy. CapEx consists of additions to tangible and intangible assets during the financial year 2025 considered before depreciation, amortization and any re-measurements recognized by Galapagos pursuant to IAS 38. The denominator (total CapEx) can be reconciled with the sum of the lines “Additions” disclosed in notes 14 and 15 (total €15.2 million) of the consolidated financial statements. Most of the CapEx is associated with installation of machinery and lab equipment, and property, plant and equipment (covering fully owned and right-of-use assets). The numerator consists of expenses related to installation of heating, ventilation and air-conditioning (HVAC) systems in Galapagos-owned building. 48

SUSTAINABILITY STATEMENTS OpEx, according to the EU Taxonomy, covers direct non-capitalized costs of research and development, building renovation measures, short-term leases, maintenance and repair and any other direct expenditure relating to the day-to-day servicing of assets of property, plant and equipment by Galapagos or third-parties that are necessary to ensure the continued and effective functioning of such assets. Following further assessment of the regulation, we have reviewed our process for reporting OpEx under the EU Taxonomy and have strictly included R&D costs, maintenance expenses and short-term leases in the denominator, which results in a more stringent approach compared with prior year. R&D expenditure amounts to €459.4 million, as disclosed in note 8, with maintenance and short-term lease expenses amounting to €4 million, resulting in a total of €461.7 million (€335 million in the previous year, restated for comparability). The numerator is 0 as activities related to R&D of medicinal products are currently not covered in EU Taxonomy. Based on our assessment and the available data, we report 0% Taxonomy eligible and aligned turnover. We report 0.6% Taxonomy eligible and aligned CapEx, and 0% Taxonomy eligible and aligned OpEx (as presented in the EU Taxonomy 2025 Tables). Please refer to the EU Taxonomy 2025 tables for the disclosure on KPIs of non-financial undertakings as required by Commission Delegated regulation (EU) 2026/73. The eligibility figures reflect the fact that our core activities remain outside the scope of the economic activities for which Technical Screening Criteria (TSC) have been established under the Delegated Acts.

Galápagos
SUSTAINABILITY STATEMENTS

EU Taxonomy Tables

Table 1: Proportion of turnover, CapEx, OpEx from products or services associated with Taxonomy-eligible or Taxonomy-aligned economic activities – disclosure covering year (2025) (summary KPIs)

Financial year 2025

KPI	Total	Proportion of Taxonomy eligible activities	Taxonomy aligned activities	Proportion of Taxonomy aligned activities	Breakdown by environmental objectives of Taxonomy-aligned activities						Proportion of enabling activities	Proportion of transitional activities	Not assessed activities of considered non-material	Taxonomy aligned activities in previous financial year 2024	Proportion of Taxonomy aligned activities in previous financial year 2024
					Climate Change Mitigation	Climate Change Adaptation	Water	Circular Economy	Pollution	Bio-diversity					
	EUR ('000)	%	EUR ('000)	%	%	%	%	%	%	%	%	%	%	EUR ('000)	%
Turnover	1,082,324	0.00%	0	0.00%	0%	0%	0%	0%	0%	0%			0.00%	0	0.00%
CapEx	15,272	0.60%	90	0.60%	0%	0%	0%	0%	0%	0%			4.00%	2,772	3.03%
OpEx	461,659	0.00%	0	0.00%	0%	0%	0%	0%	0%	0%			0.40%	3,470	0.00%

Table 2: Proportion of CapEx from products or services associated with Taxonomy-eligible or Taxonomy-aligned economic activities – disclosure covering year 2025 (activity breakdown)

CapEx

Financial year 2025

Economic Activities	Code	Taxonomy-eligible KPI (Proportion of Taxonomy-eligible CapEx)	Taxonomy-aligned KPI (monetary value of CapEx)	Taxonomy-aligned KPI (Proportion of Taxonomy-aligned CapEx)	Environmental objective of Taxonomy-aligned activities						Enabling activity	Transitional activity	Proportion of Taxonomy aligned in Taxonomy-eligible
					Climate Change Mitigation	Climate Change Adaptation	Water	Circular Economy	Pollution	Bio-diversity			
		%	EUR ('000)	%	%	%	%	%	%	%	(E where applicable)	(T where applicable)	%
Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	0.60%	90	0.60%	0%	0%	0%	0%	0%	0%			100%
Sum of alignment per objective					0%	0%	0%	0%	0%	0%			
Total KPI (CapEx)		0.60%	90	0.60%	0%	0%	0%	0%	0%	0%			100%

50
Galapagos NV Annual Report 2025

SUSTAINABILITY STATEMENTS Social Information Own Workforce ESRS S1—Own Workforce Our people play a critical role in enabling our R&D activities, even as we underwent significant change during FY25. This section covers our own workforce, which on average consisted of 540 employees during FY25, including 441 in Europe, 98 in the U.S. and one in China. As of December 31, 2025, we had 416 employees in total, reflecting the impact of the organizational restructuring during the reporting year. An overview of FTEs in our financial statements can be consulted in note 9. During FY25, we underwent significant organizational change. These shifts had important implications for our workforce. On January 8, 2025 it was announced that Galapagos would discontinue its small molecule discovery programs and reorganize its business to focus on long-term value creation in cell therapy in oncology. Thereafter, on October 21, 2025, it was announced that Galapagos intended to wind down its cell therapy activities following a comprehensive strategic review. Following this, the Company commenced the consultations in the Netherlands and Belgium, in line with applicable legal frameworks. The consultation process followed the phases of information, consultation and negotiation. The works council consultation process regarding the intended wind-down of our cell therapy activities was concluded. The wind-down affects approximately 365 employees across Europe, the U.S. and China and results in the closure of the sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China). Throughout the process, the Company engaged transparently with employee representative bodies in line with applicable legal requirements, ensuring that employee perspectives were considered and that appropriate support measures were identified. The dedication shown by colleagues during this period of uncertainty supported the orderly preparation and execution of the transition. Throughout the process, we maintained principles intended to support affected employees and ensure the transition was managed responsibly. On January 5, 2026, Galapagos announced that the works council consultation process regarding the wind-down of cell therapy activities had been completed and that its Board of Directors decided to initiate the wind-down of the Company’s cell therapy activities. In the context of this transition, workforce-related topics remain materially relevant due to their connection to organizational continuity and capability.

SUSTAINABILITY STATEMENTS The table below summarizes the nine material impacts, risks and opportunities (IROs) identified for our own workforce in our double materiality assessment. Material Topic Description IRO Type Value Chain Uncertainty and reorganizations may impact employee Actual Own operations motivation and engagement. negative impact Working conditions The risk of strategic reorganizations on our workforce relates to Risk Own operations Secure employment potential declines in employee motivation and engagement, loss of talent due to uncertainty, impacts on overall performance, and possible harm to our reputation as an employer. Working conditions By providing fair and competitive compensation, we contribute to Actual Own operations Adequate wages supporting the financial wellbeing of employees and helping to positive ensure that work is appropriately valued and rewarded. impact Working conditions Providing our employees with good work/life balance supports Actual Own operations Work-life wellbeing and mental health, and enables employees to perform positive at their best. impact Equal treatment and opportunities Unequal representation of women and minority groups in Actual Own operations for all different roles and levels of seniority may affect employee negative wellbeing, workplace culture, and our ability to attract diverse impact Gender equality talent. and equal pay for work of equal value Equal treatment and opportunities We contribute to inclusive employment opportunities and Actual Own operations for all support equal participation in the workforce. positive impact Employment of persons with disabilities Equal treatment and opportunities By providing equal opportunities within our workforce, we Actual Own operations for all contribute to a more inclusive and diverse working environment, positive Diversity which can support employee engagement and foster different impact perspectives and enhance organizational resilience. Cybersecurity or security breaches, including personal data Potential Own operations breaches risk the confidentiality of our employees’ information. negative Other work-related rights impact Privacy A privacy breach could have a financial or legal impact on us if the Risk Own operations integrity, confidentiality or accessibility of employees’ personal data were compromised. All material IROs identified under ESRS S1 fall within the short-term time horizon (i.e., <3 years).

SUSTAINABILITY STATEMENTS Overview of how material impacts, risks and opportunities interact with our strategy and business model (SBM-3) While the organizational changes in FY25 resulted in secure employment being assessed as material in FY25, the other S1 topics continue to reflect routine and ongoing areas of importance such as working conditions, equal treatment and privacy. Secure employment and working conditions Secure employment is a material IRO due to the organizational changes during FY25. Job security was affected by the restructuring activities and the consultation process regarding the intended wind-down of our cell therapy activities. These developments were associated with impacts on engagement and wellbeing. Within this context, secure employment remains relevant to organizational continuity, the retention of institutional knowledge, and the ability to support remaining activities during a period of transition. Supporting our talented employees by providing fair and equitable compensation across the organization remains a priority. Adequate wages and established compensation practices continued to play a role in supporting internal equity and maintaining engagement. Promoting work-life balance also remained relevant to employee well-being and the sustainability of working practices during this period. Equal treatment and opportunities for all During the year, we maintained our established practices to support fairness and equal pay for work of equal value, including the use of internal benchmarking activities and structured pay frameworks that uphold equity across roles. These practices supported consistency and transparency in compensation during FY25 and remained relevant as we navigated a period of transition. Inclusive hiring practices also contributed to supporting a fair and inclusive working environment and helped maintain access to a broad range of skills and perspectives within the workforce. Diversity contributed positively to the working environment by fostering different viewpoints and supporting employee engagement. Privacy Privacy and data security are critical areas of risk, particularly in the short term, as we must manage challenges related to cybersecurity, potential data breaches, and regulatory compliance, such as GDPR. To mitigate these risks, we are investing in robust cybersecurity systems, conduct third-party assessments, and maintain rigorous compliance measures. These initiatives are designed to safeguard sensitive and personal data, protect employees’ information, and uphold stakeholder trust.

SUSTAINABILITY STATEMENTS Impact, risk and opportunity management Policies We maintain policies and practices designed to support fair, safe and respectful working conditions for all employees. Throughout FY25, we maintained policies aligned with the UN Guiding Principles on Business and Human Rights, the International Labour Organization Declaration on Fundamental Principles and Rights at Work and the OECD Guidelines for Multinational Enterprises. ESRS sub-topics Policy Description Code of Conduct This sets out the essential standards of business conduct that Galapagos and its employees are expected to apply at all times. Responsibility for the Code of Conduct and compliance oversight rests with the General Counsel, who is a member of the Executive Committee. The Board of Directors approves the Code of Conduct. Anti-Discrimination & Anti- This prohibits discrimination and/or harassment as per the definitions of the Harassment Policy UN Global Compact. The Chief Human Resources Officer and General Counsel are accountable for this policy. Speak-Up Policy This sets out the way in which any concern that employees have can be managed in a consistent and appropriate way. The General Counsel is accountable for this policy. Working Conditions and Equal Reward Policy This defines the framework for how salaries are structured and managed, Treatment & Opportunities including the use of established salary ranges informed by our bi-annual benchmarking exercise. Remuneration Policy This outlines the framework used to determine compensation across the organization, including benchmarking against relevant peer groups, linking variable pay to defined corporate and individual performance measures, and applying differentiation in pay only on the basis of performance and other established criteria. Corporate Framework on This outlines the basic guidelines for hybrid working across the organization, Hybrid Working including flexibility in work location and working hours in line with local legislation and team arrangements. The policy sets out principles for balancing individual needs with those of the team and wider business, maintaining availability during country-specific core hours, and supporting healthy work–life boundaries. Data Protection Policy This describes how personal data must be processed within the Galapagos Privacy group of companies and is aligned with the requirements of GDPR. The General Counsel is accountable for this policy.

SUSTAINABILITY STATEMENTS Actions During FY25, we maintained principles intended to support affected employees and implemented enhanced measures that went beyond minimum legal requirements. This included extended notice arrangements and transition support and recognizing the performance of employees leaving the business in line with established reward cycles. Working Conditions and Equal Treatment & Opportunities In recognizing local legislation, we have established Works Councils in countries where this is required to support employee representation in relation to their rights, including establishing collective bargaining where necessary. During the workforce reduction activities in FY25, all employees were offered six one-to-one coaching sessions with an external provider. Further, we continued to apply established compensation practices supported by internal benchmarking and structured pay frameworks, which promoted fairness and transparency across roles. Employees were provided access to family leave policies and mental health initiatives, which supported wellbeing during a period of organizational change. During FY25, we maintained practices to support fairness and equal pay for work of equal value. Inclusive hiring practices supported access to a broad range of skills and perspectives within the workforce. Diversity, Equity, Inclusion and Belonging (DEIB) workstreams were in place at the beginning of the year and guided inclusive practices. These activities were impacted by the organizational restructuring and subsequently scaled back as organizational resources were reduced during the year; Underlying practices supporting equitable treatment, however, remained in place throughout FY25. Employee Privacy With regard to Data Privacy, we performed an in-depth assessment of the different personal data and information we collect and we refined our internal inventory of personal data and information to further enhance our Data Privacy strategy. We regularly monitor compliance with our data policies and continue to evolve our risk management policies to address the evolving risks. Application of Phase-in Relief For FY25, we are applying the phase-in relief as available for S1 – Own Workforce. In line with ESRS 2 BP-2 (17), we provide only the required brief narrative summary of its workforce for this reporting period. Galapagos has not set or disclosed any S1-related targets for this period, as these are not yet required under the phase-in provisions.

Galápagos
SUSTAINABILITY STATEMENTS

Patients, Consumers and End-Users

ESRS S4 - Patients, Consumers and End-Users

Although we are currently an R&D-focused organization with no commercialized products, we identified elements of ESRS S4 as material to our business model and value chain. As patients constitute the end users of our candidate medicines, including those in clinical development, the impacts, risks and opportunities (IROs) relate to how we manage patient data, generate safety evidence and conduct research in an inclusive manner.

The table below summarizes the nine material IROs identified for patients, consumers and end-users in our double materiality assessment.

Material Topic	Description	IRO Type	Value Chain
Information-related impacts for consumers and/or end-users ■ Privacy	The processing of patient and end-user data during clinical development and related operations may create negative impacts if personal information is exposed, misused or accessed without authorization. The involvement of multiple third-party vendors who require access to sensitive data can increase the potential for privacy breaches, which may compromise individuals' rights to data protection and confidentiality.	Potential negative impact	Entire
	We are subject to extensive legislative, regulatory, and other requirements during preclinical and clinical development, as well as transparency, privacy and data protection and other requirements.	Risk	Entire
Personal safety of consumers and/or end-users ■ Health and Safety	Providing insufficient, unclear or non-compliant information on product risks and side effects can lead to inappropriate use, adverse outcomes and harm to patients.	Actual negative impact	Entire
	Issues with patient safety or product quality within our clinical trials may limit our ability to bring our product to market. Not obtaining access would have a financial impact exceeding our financial materiality threshold.	Risk	Entire
Social inclusion of consumers and/or end-users ■ Non-discrimination	Insufficient diversity and inadequate representation of patient groups in clinical trials may lead to biased clinical evidence and medicines that do not meet the needs of all patient populations.	Potential negative impact	Downstream
Social inclusion of consumers and/or end-users ■ Access to products and services ■ Patient engagement	As a biotech company, it is our responsibility to ensure our medicines and knowledge are accessible. Patient engagement helps ensure our medicines reach the populations that need them, creating a positive societal impact by improving health outcomes and strengthening trust.	Actual positive impact	Downstream
	By sharing knowledge transparently and engaging with patient organizations, we can generate positive impacts by helping identify non-clinical unmet needs and supporting improvements in patients' quality of life.	Actual positive impact	Own operations
	Our commitment to ensuring access and affordability for patients may lead to financial impacts for us. Pricing decisions and access initiatives or affordability commitments may generate costs or limit revenue in ways that could exceed our financial materiality threshold.	Risk	Own operations
	Improved access to, and greater affordability of, our medicines may lead to growth in specific markets.	Opportunity	Own operations

All material IROs identified under ESRS S4 fall within the short-term time horizon (i.e., <3 years).

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Galapagos NV Annual Report 2025

SUSTAINABILITY STATEMENTS Overview of how material impacts, risks and opportunities relate to our strategy and business model (SBM-3) Privacy Privacy is material to our business model as we collect and process sensitive personal data throughout clinical research. Protecting patient data is essential for maintaining ethical standards in clinical development, meeting regulatory expectations and sustaining trust among clinical trial participants. Privacy considerations influence how we design clinical operations, work with partners and ensure that data handling practices support compliance and safeguard patient rights. Patient safety and product quality Patient safety and the quality of our investigational therapies are central to our R&D activities. They are fundamental to maintaining regulatory trust, securing timely market access, and supporting long term value creation. This materiality informs our strategy and business model, which prioritize generating robust safety evidence, transparent communication with regulators, and a strong quality culture throughout our development programs. At the same time, material risks arise if safety concerns or quality issues emerge during clinical studies, as these may delay or prevent regulatory approval and limit our ability to bring new therapies to patients. Social inclusion of consumers Access to products and services Social inclusion is material to our business model because the relevance of clinical evidence depends on diverse and representative patient populations. Ensuring that clinical research reflects the needs of such populations can generate positive impacts by improving access to medicines, supporting patient understanding, and helping ensure that the investigational therapies we develop have the potential to benefit a broad range of patient groups, including those with high unmet medical needs. Patient engagement Patient engagement remained material to our business model in FY25 because the relevance and usability of clinical development activities depend on incorporating patient and caregiver perspectives, for example through engagement with patient organizations, the collection of patient and caregiver insights, and consideration of these insights in clinical design and communication to support transparent and health-literate information. The decision to pursue an intention to wind down our cell therapy activities, as described in section “A New Strategic Direction”, impacted delivery in this area.

SUSTAINABILITY STATEMENTS Impact, risk and opportunity management Policies We maintain a set of specific policies and standards to appropriately manage the risks in the development of new medicines. These include: ESRS sub-topics Policy Description Data Protection Policy Our Data Protection Policy, aligned with the requirements of GDPR, defines Information-related impacts for how personal data must be processed within the Galapagos group. The consumers and/or end-users General Counsel is accountable for this policy. Quality Manual Our Quality Manual sets out the structure and operation of our Quality Management System (QMS) to ensure that all activities are of the highest quality and comply with applicable regulatory expectations including Good Clinical Practice (GCP) and Good Manufacturing Practice (GMP), and with a strong focus on patient safety. In 2025, the manual underwent minor updates, primarily to reflect revised references and current documentation. The Global Head of Quality is accountable for this policy. Clinical Trial Oversight Policy Our Clinical Trial Oversight Policy ensures that we maintain appropriate oversight and governance of Galapagos-sponsored clinical studies. The Head of R&D is accountable for this policy. GxP Risk Management Policy The GxP Risk Management Policy forms a core component of our QMS, and ensures risks are managed or eliminated across GxP processes and activities. The Global Head of Quality is accountable for this policy. Business Continuity & Crisis Business Continuity & Crisis Management sets out the mechanisms required to Management prevent, mitigate and respond to high-impact incidents. Its purpose is to Personal safety of consumers minimize disruption to critical operations, protect our employees, preserve our and/or end-users reputation and ensure continuity of our license to operate. The Global Head of Quality is accountable for this policy. Social inclusion of consumers and/or end-users Issues & Escalation Management Defines the governance structure and processes required to ensure that critical and major issues are escalated to senior management in a timely and transparent manner. The Global Head of Quality is accountable for this policy. Medical Safety Policy In 2025, our previous Pharmacovigilance Policy was replaced by a Medical Safety Policy supported by a comprehensive framework of Standard Operating Procedures (SOP). This updated policy strengthens our governance, monitoring and management of patient safety across the lifecycle of our investigational therapies and marketed products. The Head of Medical Safety is accountable for this policy. Principles for Patient and Patient This sets out the ethical and compliance framework within which we engage Organization Interactions with patients and patient organizations. It covers what and how to communicate and what sort of activities are appropriate to conduct in conjunction with these stakeholders. Overall accountability for interactions with patients and patient organizations resides with the Patient Advocacy Team. The General Counsel as Head of Compliance & Ethics is accountable for this policy.

SUSTAINABILITY STATEMENTS Actions Privacy We have taken steps to minimize the risk of potential data breaches and established controls to limit the likelihood of data breaches relating to patient data. We maintain GDPR-aligned data protection practices, including applying structured oversight of third party data processors, and operating cybersecurity controls to protect sensitive information throughout the value chain. These measures are designed to safeguard clinical study data, protect patient information, and uphold our ethical and regulatory commitments. Patient safety and engagement, product quality, and access to products and services We apply processes to ensure that safety and quality considerations are integrated into our clinical development activities. It is critical that we implement an appropriate risk-benefit approach throughout the entire drug development lifecycle to ensure we bring safe and effective medicines to the market and ultimately the broadest patient population, while monitoring, assessing, and managing side effects, including adverse events that may pose an unacceptable risk. We operate an Independent Data Monitoring Committee composed of independent medical, scientific, and biostatistics experts, which conducts ongoing benefit-risk assessments of safety and efficacy data at regular intervals throughout our clinical studies. We implement comprehensive risk management plans and conduct formalized Quality audits to identify potential issues and drive continuous improvement. We also collect data across the lifecycle of our medicines, including the collection and analysis of Phase 4 real-world evidence studies, to identify emerging safety signals and maintain an appropriate benefit-risk balance from a regulatory and patient-protection perspective. In addition, we work to strengthen our interactions with patients and patient organizations, which could enhance quality of life and help identify the non-clinical unmet needs. Together, these measures support our ability to progress R&D activities responsibly and to develop innovative medicines that bring value to patients and healthcare systems. Regarding patient engagement, our Patient Partnership Charter remained in place throughout FY25, setting out our ambition, underpinned by our values and principles, to pioneer for patients and work in partnership with patients and patient organizations. The Charter continued to guide how we considered patient perspectives in our research activities and stakeholder interactions. During the reporting year, no further structured patient-engagement activities were carried out, and the Patient Engagement Council (PEC) was discontinued as part of the 2025 organizational restructuring. While dedicated activities concluded, the principles within the Charter continued to support transparent, respectful and health-literate interactions with patients and caregivers. Application of Phase-in Relief In accordance with ESRS 1 Appendix C, we are making use of the phase-in relief for ESRS S4. As a result, we are not disclosing S4-related metrics or targets for this reporting year. Given the organizational restructuring underway, it would not be appropriate to define meaningful or consistent S4 targets at this time.

Galápagos
SUSTAINABILITY STATEMENTS

Governance Information

Business Conduct

ESRS G1 – Business Conduct

Material impacts, risks and opportunities and their interaction with strategy and business model (SBM-3)

Business conduct and corporate integrity underpinned our operations during the reporting year. We operated in accordance with applicable laws, regulations and internal standards, maintaining a corporate culture based on ethical behavior, accountability and transparency.

As a biotechnology company operating in a highly regulated environment, compliance, effective internal controls, and responsible supply chain management were integral to the execution of our business model. Established governance structures and control mechanisms remained in place throughout the reporting period.

The table below summarizes the five material impacts, risks and opportunities (IROs) identified for our business and our governance structures in accordance with ESRS 2 (SBM 3 and IRO 1), reflecting the outcome of our FY25 double materiality assessment.

Material Topic	Description	IRO Type	Value Chain
Corporate Culture and business conduct	Inappropriate corporate culture and business conduct could affect the long-term reputation and success of our organization and have an impact on e.g., the attraction and retention of talent or the interaction with customers, regulators, partners and suppliers.	Risk	Entire
Protection of whistleblower	Failure to appropriately hear, investigate or protect whistleblower reports could result in financial penalties and reputational damage, particularly in light of expanded operations in the United States.	Risk	Entire
Management of relationships with suppliers	Our success relies on supply chain partnerships, underpinned by our ability to build a trusted supply chain and maintain sound relations to mitigate potential supply chain risks.	Risk	Entire
	By maintaining effective supplier relationship management, we help safeguard the continuity of operations and support ethical practices across our value chain.	Actual positive impact	Entire
	If suppliers are unable to provide the therapy needed for patients or do not meet required ethical standards, this could affect patient access to treatment and contribute to non-compliant practices in the value chain.	Potential negative impact	Entire

All material IROs identified under ESRS G1 fall within the short-term time horizon (i.e., <3 years).

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Galapagos NV Annual Report 2025

SUSTAINABILITY STATEMENTS The material G1 IROs were linked to the execution of our business model through their relevance to corporate conduct, whistleblower mechanisms, and the management of supplier relationships. Risks relating to corporate culture and whistleblower protection were associated with our ability to identify and address potential misconduct in a timely manner. Non-compliance with applicable whistleblower protection legislation, including EU requirements, could have resulted in financial penalties and reputational damage. Supplier-related IROs were connected to our reliance on specialized external partners for key operational activities. Effective management of supplier relationships supported continuity of operations and adherence to required ethical standards within the value chain. If suppliers were unable to meet contractual or ethical requirements, this could have affected operational continuity and contributed to non-compliant practices within the value chain. Governance oversight of business conduct matters is described in ESRS 2 (GOV-1), and the process for identifying material impacts, risks and opportunities is set out in ESRS 2 (IRO-1). Business conduct policies and corporate culture (G1-1) To address the material G1 impacts and risks described above, we maintained policies and procedures governing corporate conduct, whistleblower protection and supplier-related business practices during the reporting year. These policies define expected standards of behavior, establish reporting and investigation mechanisms, and support compliance with applicable legal and regulatory requirements. We maintained a suite of policies and processes to manage business conduct and corporate culture. These policies were supported by internal processes designed to promote awareness and consistent application across the organization. New members of the Audit Committee were provided with onboarding of the Code of Conduct and Speak-Up Policy. Compliance with the Code of Conduct formed a mandatory element of onboarding new employees and external staff (including, but not limited to, consultants). In 2025, 97% of the new employees and external staff completed the related training, and this percentage is measured against all new employees and external staff. Detailed information regarding our Code of Conduct, compliance standards and related procedures is provided below. Code of Conduct Our Code of Conduct sets out the overarching business conduct expectations for all employees and external staff (including, but not limited to, consultants) working on our behalf. Responsibility for the Code of Conduct and compliance oversight rests with the General Counsel, who is a member of the Executive Committee. The Board of Directors approves the Code of Conduct. During the reporting year, the Code of Conduct was reviewed to ensure it remained up to date and aligned with current operations. Minor updates were made where appropriate, including administrative updates. No substantive changes were introduced. Further information about our Code of Conduct is provided in the Corporate Governance chapter of this report.

SUSTAINABILITY STATEMENTS The principles of the Code of Conduct are focused on: Patients as our foremost consideration in decision making Acting in an ethical, honest and transparent manner Being responsible corporate citizens Speaking up to address issues that may arise Not tolerating harassment or discriminatory behavior Complying with the UN Global Compact Holding ourselves accountable Policies and compliance standards In addition to the Code of Conduct, we have established a rigorous compliance program that is built on guidelines and standards through group-wide policies, standards and procedures. This program includes: A Speak-Up Policy which provides mechanisms for employees and third parties to raise concerns in relation to business conduct in line with the EU Whistleblowing Directive (see detailed description below). An Anti-Bribery & Anti-Corruption Policy which prohibits all forms of bribery in the course of Galapagos business. Guidance on Identifying and Declaring Personal Interests which provides guidance on how to prevent certain situations where a personal interest is involved and establishes rules for identifying, disclosing, and handling of potential risks that may occur in certain (specific) situations with personal interests. A procurement policy outlining how we purchase goods and services based on their type, budget, risk, and importance to operations. Through the Audit Committee Complaints Procedure Policy, complaints can be made regarding (1) accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, or (2) potential violations of any applicable law, including the relevant federal securities laws and including any rules and regulations thereunder, or the U.S. Foreign Corrupt Practices Act. While we have not yet defined specific functions that may be most exposed to corruption or bribery risks, all employees are required to complete Code of Conduct training as part of their onboarding. Whistleblower Policies We maintain a Speak-Up Policy designed to support the reporting of concerns and protect individuals from retaliation. The general investigation principles of the Speak-Up policy are: Confidentiality Objectivity Timeliness Consistency Integrity Documentation Transparency While it is possible for individuals to raise concerns anonymously (where permissible), our Speak-Up Policy includes a non-retaliation principle and describes how escalation and reporting should take place.

SUSTAINABILITY STATEMENTS We prevent and protect against retaliation by: Always acting proactively (e.g., through analytics tracking and monitoring of pay rises, bonus, relocation, promotions, etc.); Remaining in contact (after consent) with the reporter to discuss the outcome; Fully investigating all allegations of retaliation; Taking the appropriate disciplinary actions; and Openly communicating about cases of retaliation, where possible. These measures help to build trust in the system and to encourage others to come forward. In addition, regular mandatory training is provided to new and current employees. The Speak-Up Policy sets out steps to investigate business conduct incidents promptly and objectively. Incidents are recorded and tracked using an independent reporting platform. We have a clear process for reporting concerns and take all reports seriously. For substantiated or partially substantiated compliance concerns, corrective and preventative action is taken in collaboration with relevant functions. We also oversee activities in our supply chain and aim to resolve any issues responsibly. Management of relationships with suppliers (G1-2) During the reporting year, new vendors were subject to a Third Party Risk Assessment (TPRA) process, and we maintained a Supplier Code of Conduct setting out expected standards of behavior. As set out in our procurement policy, our standard payment terms for regular suppliers are 45 days. For healthcare suppliers, our payment term is 30 days. For governmental bodies, personnel insurances and patients, we have 0 days immediate payment. To prevent late payments, we are using an ERP (Enterprise Resource Planning) system which integrates invoice processing. Some deviations and exceptions from this policy exist but all best efforts are made to uphold these terms. Third Party Risk Assessment (TPRA) The TPRA applies to all new vendors and is initiated in the early stages of the vendor selection process. While contract negotiations may begin once the TPRA process has started, contract execution does not proceed until the TPRA assessment has been completed. The TPRA process includes assessment of areas such as quality, IT security, compliance and ethics, data privacy and sustainability. As part of the process, vendors complete a preliminary questionnaire (PLQ), which includes questions relating to social and environmental matters. These may include, for example: Whether the vendor is a signatory to the UN Global Compact Existence of a Code of Conduct or Business Ethics policy Whether the vendor has defined a carbon footprint or carbon reduction targets Whether the vendor is certified against recognized environmental, health and safety standards (e.g., ISO 14001, ISO 45001 or similar) The TPRA framework remained in place during the reporting year.

SUSTAINABILITY STATEMENTS Code of Conduct In addition to the TPRA process, we maintained a Code of Conduct setting out expectations by which we expect our suppliers to comply. The Supplier Code of Conduct reflects the specific needs of the industry we operate in, taking into account various stakeholders such as patients and healthcare professionals. Suppliers and other stakeholders are aware of the Code of Conduct, and it may be included in legal agreements when necessary. Payment practices (G1-6) We are using an ERP (Enterprise Resource Planning) system with an integrated invoicing processing system. In 2025, we paid invoices on average within 30 days after the start date of the contractual or statutory term, with 77.33% of our payments aligned with the standard payment terms as described above. On December 31, 2025, we had no legal proceedings outstanding for late payments.

Galápagos
SUSTAINABILITY STATEMENTS

Entity Specific Information

This section presents our entity-specific disclosures relevant for the reporting year. The table below summarizes the seven entity-specific material impacts, risks and opportunities (IROs) identified in our double materiality assessment.

Material Topic	Description	IRO Type	Value Chain
Scientific Innovation	Scientific innovation supported work directed at enabling therapeutic advances that address unmet medical needs and improve patient outcomes, consistent with the role of innovation in delivering safer and more effective treatments.	Actual positive impact	Own operations
	Scientific innovation is financially material for a biotech company because it directly influences long-term value creation and competitiveness. Risks include high R&D costs, long development timelines, regulatory hurdles, and potential failure of clinical trials, which can result in sunk costs, delayed product launches, and volatility in share price.	Risk/Opportunity	Own operations
Intellectual Property	Intellectual Property is critical because it protects scientific discoveries and ensures that innovative therapies can reach patients without disruption. Robust Intellectual Property rights enable sustained investment in R&D, fostering breakthroughs that address unmet medical needs. By safeguarding innovation, Intellectual Property ultimately accelerates patient access to life-changing treatments and reinforces trust in our ability to deliver long-term health impact.	Actual positive impact	Own operations
	Intellectual Property could be considered a risk in case we would breach any existing Intellectual Property claims. We will however not report on this aspect as we consider it to contain specific market sensitive information.	Risk	Own operations
	An opportunity to create additional value for patients and for the organization. We will however not report on this aspect as we consider it to contain specific market sensitive information.	Opportunity	Own operations
Product Portfolio and R&D	A strong product portfolio and robust R&D capabilities are material because they determine the ability to deliver innovative therapies that improve patient outcomes. Together, they ensure a continuous pipeline of treatments across therapeutic areas, reducing dependency on single products and addressing unmet medical needs. By investing in R&D and maintaining a balanced portfolio, we are accelerating access to life-changing medicines and drives long-term health impact for patients.	Potential positive impact	Own operations

All material IROs identified as entity-specific fall within the short-term time horizon (i.e., <3 years). Where a dedicated policy does not exist for a material entity-specific IRO, the Company confirms that no such policy has been adopted, in line with ESRS 2 MDR-P. In this instance, policies have not been adopted due to the strategic reorganisations during FY25.

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Galapagos NV Annual Report 2025

SUSTAINABILITY STATEMENTS Overview of how material impacts, risks and opportunities relate to our strategy and business model (SBM-3) Scientific Innovation Scientific innovation remained a relevant topic in the reporting year, as the scientific work undertaken in 2025 supported progress in areas of unmet medical need. In line with the principle that scientific innovation enables advancements in therapies and technologies that improve patient outcomes, activities during the year supported ongoing research in oncology, and the development of our clinical and early-stage programs. These achievements reflect the scientific output delivered in 2025. In January 2026, we announced that our Board of Directors decided to initiate the wind-down of our cell therapy activities, including the early-stage programs. Intellectual Property Protecting intellectual property (IP) is both a critical risk and an opportunity to maintain our competitive edge. Safeguarding proprietary technologies is essential to ensuring continued innovation and differentiation in the biotech sector, while also mitigating risks from third-party challenges. IP considerations shaped operational decision making in 2025, particularly in employing robust IP protection strategies, including patents, trade secrets, and confidentiality agreements with employees and partners. These measures influenced how we maintained control over proprietary knowledge and preserved the value of ongoing scientific work during the reporting period. Product Portfolio and R&D The success of our organization is intrinsically linked to the depth and competitive strength of our product portfolio and the advancement of our candidate products. This presents both risks and opportunities in the short term. Challenges include ensuring the successful progression of our early-stage programs, while opportunities lie in strengthening our impact through strategic focus. Our R&D efforts in 2025 were centered around the therapeutic area of oncology, with significant investments in R&D to drive innovation in areas of high unmet need. These initiatives aim to deliver impactful therapies that align with our mission and sustainability goals. Impact, risk and opportunity management Scientific Innovation Scientific innovation was a material topic for us in FY25, as progress across our CAR-T programs demonstrated meaningful scientific advancement and supported the management of risks inherent to early-stage R&D. During the reporting year, we achieved important milestones in our CD19 and BCMA CAR-T clinical studies. These activities occurred before the subsequent decision to wind down our cell therapy operations, as described in “A New Strategic Direction”. Intellectual Property As a biotechnology company, protecting proprietary technology and information is crucial for success. We have established an Intellectual Property Policy to help us consistently protect our intellectual property and trade secrets from third-party challenges and this is supported by robust patents and confidentiality agreements with employees, vendors and, partners. The General Counsel is accountable for this policy. Please see the Risk Management section for more information. Product Portfolio and R&D Our product portfolio and R&D capabilities were important to our business model in FY25, as our strategic focus on oncology and investments in early-stage drug development were designed to maximize the likelihood of success and appropriately manage the inherent risks in the drug development lifecycle. The reporting year reflected scientific progress across our oncology cell therapy and early-stage programs, consistent with the achievements presented in the “R&D Pipeline” section of this report. Further detail on the subsequent wind-down of our cell therapy activities is provided there. 66

SUSTAINABILITY STATEMENTS Annexes Advancing (SDGs) the United Nations (UN) Sustainable Development Goals In 2023, we signed up for the Ten Principles of the United Nations Global Compact in the areas of Human Rights, Labour, Environment, and Anti-Corruption. In the annual Communication on Progress, which can be found on our participation profile on the UN Global Compact website, we disclose our continuous efforts to integrate the Ten Principles into our business strategy, culture, and daily operations, and contribute to United Nations goals, particularly the Sustainable Development Goals (SDG). We identified two core SDG goals where we believe we can make a difference, as well as six enabling SDG goals. Together they will help us to execute on our commitment to our four Sustainability pillars. The table below links our material aspects and engagement areas to select components of the SDG framework: CORE SDG Good health and well-being Our vision is to transform patient outcomes through accelerating life changing science and innovation for more years of life and quality of life. This is at the core of what we do. Partnerships for the goals We embrace internal and external partnerships to work towards our ambition of bringing much needed innovation to the broadest patient population possible.

SUSTAINABILITY STATEMENTS ENABLING SDG Quality education We invest in our employees and offer trainings and coaching across our locations in Europe and the U.S. Gender equality We foster an inclusive and open work environment and cultivate a corporate culture where we strive for gender equality. Decent work and economic growth We are a global biotechnology company with operations in Europe and the U.S. with the goal to drive sustainable value and growth for all our stakeholders. Industry, innovation and infrastructure Our mission is to accelerate transformational innovation through the relentless pursuit of groundbreaking science, our entrepreneurial spirit, and a collaborative mindset. Reduced inequalities We aim to develop a balanced workforce across a number of criteria, including gender, nationality, ethnicity, experience, and disability. Climate action We value our planet and take initiatives to safeguard the environment and incorporate greener practices across our organization.

Galápagos
SUSTAINABILITY STATEMENTS

Disclosure requirements in ESRS covered by the Sustainability Statement

The table below presents the progress made on implementing the provisions of the European Sustainability Reporting Standards as published by the European Commission on July 31, 2023.

We also identified the topical ESRS standards assessed as not material during the reporting period: E2 Pollution, E3 Water and Marine Resources, E4 Biodiversity and Ecosystems, E5 Resource Use and Circular Economy, S2 Workers in the Value Chain, and S3 Affected Communities. As these topics were assessed as not material, the corresponding Disclosure Requirements were omitted and marked as "Not material" in the ESRS Content Index. Climate change (ESRS E1) was assessed as material, therefore, E1 Disclosure Requirements were included in this report.

#	Description	Reference	Explanation
BP-1	General basis for preparation of the sustainability statements	Sustainability Statements: General Disclosures	
BP-2	Disclosure in relation to specific circumstances	Sustainability Statements: General Disclosures	
GOV-1	The role of the administrative, management and supervisory bodies	Corporate Governance: Committees; Sustainability Statements: General Disclosures	
GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	Corporate Governance: Committees; Sustainability Statements: General Disclosures	
GOV-3	Integration of sustainability-related performance in incentive schemes	Corporate Governance: Remuneration Policy; Remuneration Report: Executive Committee	
GOV-4	Statement on due diligence	Sustainability Statements: General Disclosures	
GOV-5	Risk management and internal controls over sustainability reporting	Risk Management: Risk Management and Internal Control; Sustainability Statements: General Disclosures	
SBM-1	Strategy, business model and value chain	A New Strategic Direction; Portfolio; Sustainability Statements: General Disclosure; S1-Own Workforce; Financial Statements: Note 7	
SBM-2	Interests and views of stakeholders	Sustainability Statements: General Disclosures	
SBM-3	Material impacts, risks and opportunities and their interactions with strategy and business model	A New Strategic Direction, Sustainability Statements: Environmental Information, Social Information, Governance Information, Entity-Specific Information	Phased-in option to omit the information prescribed by ESRS 2 SBM-3 paragraph 48(e) (anticipated financial effects) for the first year of preparation of the sustainability statement.
IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	Sustainability Statements: General Disclosures	
IRO-2	Disclosure requirements in ESRS covered by the undertaking's sustainability statement	Disclosure requirements in ESRS covered by the Sustainability Statement; List of Datapoints that derive from Other EU Legislation	

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Galapagos NV Annual Report 2025

Galápagos
SUSTAINABILITY STATEMENTS

#	Description	Reference	Explanation
Environmental information			
E1-1	Transition plan for climate change mitigation	E1-Climate Change	
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business mode	E1-Climate Change	
ESRS 2 IRO-1	Description of the processes to identify and assess material climate-related impacts, risks and opportunities	Sustainability Statements: General Disclosures	
E1-2	Policies related to climate change mitigation and adaptation	E1-Climate Change	
E1-3	Actions and resources in relation to climate change policies	E1-Climate Change	
E1-4	Targets related to climate change mitigation and adaptation	E1-Climate Change	
E1-5	Energy consumption and mix	E1-Climate Change	
E1-6	Gross scopes 1, 2, 3 and total GHG emissions	E1-Climate Change	
E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities		Phased-in option used in line with ESRS 1 Appendix C: List of phased-in Disclosure Requirements.
Social information			
ESRS 2 SBM-2	Interests and views of stakeholders	Sustainability Statements: General Disclosures	
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	S1-Own Workforce, S4-Patients, Consumers and End-Users	
S1		S1-Own Workforce	Phased-in option used for all disclosure requirements of ESRS S1, as Galapagos not exceeded on balance sheet date the average number of 750 employees during the financial year on consolidated basis
S4		S4-Patients, Consumers and End-Users	Phased-in option used for all disclosure requirements of ESRS S4, as Galapagos not exceeded on balance sheet date the average number of 750 employees during the financial year on consolidated basis

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Galapagos NV Annual Report 2025

SUSTAINABILITY STATEMENTS # Description Reference Explanation Governance information ESRS 2 The role of the administrative, supervisory and Corporate Governance: Committees; Sustainability GOV1 management bodies Statements: General Disclosures ESRS 2 Description of the processes to identify and assess G1-Business Conduct IRO-1 material impacts, risks and opportunities G1-1 Business conduct policies and corporate culture Corporate Governance: Code of Conduct; Sustainability Statements: G1-Business Conduct G1-2 Management of relationships with suppliers G1-Business Conduct G1-6 Payment practices G1-Business Conduct Entity Specific Information ESRS 2 Material impacts, risks and opportunities and their Entity Specific Information SBM-3 interaction with strategy and business mode ESRS 2 Description of the processes to identify and assess Sustainability Statements: General Disclosures IRO-1 material climate-related impacts, risks and opportunities

Galápagos
SUSTAINABILITY STATEMENTS

List of Datapoints that derive from Other EU Legislation

Disclosure Requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Section
ESRS 2 GOV-1 Board's gender diversity paragraph 21 (d)	x		x		Corporate Governance: Board of Directors
ESRS 2 GOV-1 Percentage of board members who are independent paragraph 21 (e)			x		Corporate Governance: Board of Directors
ESRS 2 GOV-4 Statement on due diligence paragraph 30	x				Sustainability statements: due diligence
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities paragraph 40 (d) i	x	x	x		Not applicable
ESRS 2 SBM-1 Involvement in activities related to chemical production paragraph 40 (d) ii	x		x		Not applicable
ESRS 2 SBM-1 Involvement in activities related to controversial weapons paragraph 40 (d) iii	x		x		Not applicable
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco paragraph 40 (d) iv			x		Not applicable
ESRS E1-1 Transition plan to reach climate neutrality by 2050 paragraph 14				x	Sustainability statements: E1-1
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks paragraph 16 (g)		x	x		Not applicable
ESRS E1-4 GHG emission reduction targets paragraph 34	x	x	x		Sustainability statements: E1-1
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors) paragraph 38	x				Not applicable
ESRS E1-5 Energy consumption and mix paragraph 37	x				Sustainability Statements: E1-5
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors paragraphs 40 to 43	x				Not applicable
ESRS E1-6 Gross Scope 1, 2, 3 and Total GHG emissions paragraph 44	x	x	x		Sustainability Statements: E1-6
ESRS E1-6 Gross GHG emissions intensity paragraphs 53 to 55	x	x	x		Not stated
ESRS E1-7 GHG removals and carbon credits paragraph 56				x	Not applicable

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Galapagos NV Annual Report 2025

Galápagos
SUSTAINABILITY STATEMENTS

Disclosure Requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Section
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks paragraph 66			x		Not stated
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a)		x			Not stated
ESRS E1-9 Location of significant assets at material physical risk paragraph 66 (c).					
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes paragraph 67 (c).		x			Not stated
ESRS E1-9 Degree of exposure of the portfolio to climate- related opportunities paragraph 69			x		Not stated
ESRS E2-4 Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	x				Not material
ESRS E3-1 Water and marine resources paragraph 9	x				Not material
ESRS E3-1 Dedicated policy paragraph 13	x				Not material
ESRS E3-1 Sustainable oceans and seas paragraph 14	x				Not material
ESRS E3-4 Total water recycled and reused paragraph 28 (c)	x				Not material
ESRS E3-4 Total water consumption in m3 per net revenue on own operations paragraph 29	x				Not material
ESRS 2- IRO 1 - E4 paragraph 16 (a) i	x				Not material
ESRS 2- IRO 1 - E4 paragraph 16 (b)	x				Not material
ESRS 2- IRO 1 - E4 paragraph 16 (c)	x				Not material
ESRS E4-2 Sustainable land / agriculture practices or policies paragraph 24 (b)	x				Not material
ESRS E4-2 Sustainable oceans / seas practices or policies paragraph 24 (c)	x				Not material
ESRS E4-2 Policies to address deforestation paragraph 24 (d)	x				Not material

73
Galapagos NV Annual Report 2025

Galápagos
SUSTAINABILITY STATEMENTS

Disclosure Requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Section
ESRS E5-5 Non-recycled waste paragraph 37 (d)	x				Not material
ESRS E5-5 Hazardous waste and radioactive waste paragraph 39	x				Not material
ESRS 2- SBM3 - S1 Risk of incidents of forced labour paragraph 14 (f)	x				Not stated
ESRS 2- SBM3 - S1 Risk of incidents of child labour paragraph 14 (g)	x				Not stated
ESRS S1-1 Human rights policy commitments paragraph 20	x				Not stated
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21			x		Sustainability statements: S1
ESRS S1-1 processes and measures for preventing trafficking in human beings paragraph 22	x				Not stated
ESRS S1-1 workplace accident prevention policy or management system paragraph 23	x				Not material
ESRS S1-3 grievance/complaints handling mechanisms paragraph 32 (c)	x				Not stated
ESRS S1-14 Number of fatalities and number and rate of work-related accidents paragraph 88 (b) and (c)	x		x		Not material
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness paragraph 88 (e)	x				Not material
ESRS S1-16 Unadjusted gender pay gap paragraph 97 (a)	x		x		Not stated
ESRS S1-16 Excessive CEO pay ratio paragraph 97 (b)	x				Not stated
ESRS S1-17 Incidents of discrimination paragraph 103 (a)	x				Not stated
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD paragraph 104 (a)	x		x		Not stated

74
Galapagos NV Annual Report 2025

Galápagos
SUSTAINABILITY STATEMENTS

Disclosure Requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Section
ESRS 2- SBM3 – S2 Significant risk of child labour or forced labour in the value chain paragraph 11 (b)	x				Not material
ESRS S2-1 Human rights policy commitments paragraph 17	x				Not material
ESRS S2-1 Policies related to value chain workers paragraph 18	x				Not material
ESRS S2-1 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines paragraph 19	x		x		Not material
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19			x		Not material
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain paragraph 36	x				Not material
ESRS S3-1 Human rights policy commitments paragraph 16	x				Not material
ESRS S3-1 non-respect of UNGPs on Business and Human Rights, ILO principles or and OECD guidelines paragraph 17	x		x		Not material
ESRS S3-4 Human rights issues and incidents paragraph 36	x				Not material
ESRS S4-1 Policies related to consumers and end-users paragraph 16	x				**Sustainability statements: S4**
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines paragraph 17	x		x		Not stated
ESRS S4-4 Human rights issues and incidents paragraph 35	x				Not stated
ESRS G1-1 United Nations Convention against Corruption paragraph 10 (b)	x				Not applicable
ESRS G1-1 Protection of whistle- blowers paragraph 10 (d)	x				**Sustainability statements: G1-1**
ESRS G1-4 Fines for violation of anti-corruption and anti-bribery laws paragraph 24 (a)	x		x		Not material
ESRS G1-4 Standards of anti- corruption and anti-bribery paragraph 24 (b)	x				Not material

75
Galapagos NV Annual Report 2025

Corporate Governance

CORPORATE GOVERNANCE Galapagos’ Corporate Governance Policies As a listed company with its registered office in Mechelen (Belgium), Galapagos NV (hereinafter “Galapagos NV” or the “Company”) is required to apply the Belgian Code of Companies and Associations (the BCCA) and the 2020 Belgian Corporate Governance Code (the 2020 Code), both of which entered into force on January 1, 2020 and as amended from time to time. For the reporting year beginning on January 1, 2025, the 2020 Code was our reference code. On November 3, 2025, the Board of Directors approved an amendment to the Company’s Corporate Governance Charter regarding the creation of the Transaction Committee, and the dissolution of the Science & Development Committee. Galapagos NV’s Corporate Governance Charter is available on our website (www.glpg.com). This Corporate Governance Charter applies in addition to applicable laws and regulations (including, without limitation, the BCCA and the 2020 Code) and Galapagos NV’s articles of association (the Articles of Association). It describes the main aspects of corporate governance at Galapagos NV, including its governance structure, the terms and functioning of the Board of Directors (including its Committees), the Executive Committee and the rules of conduct. For the reporting year beginning on January 1, 2025, the Board of Directors strove to comply with the rules and recommendations of the 2020 Code which, as a “comply or explain” code, requires companies to either comply with its provisions or explain deviations. The Board of Directors is of the opinion that certain deviations from the rules and recommendations of the 2020 Code were justified, in view of our activities, our size, and the specific circumstances in which we operate. In such cases, as addressed in this corporate governance statement, we apply the “comply or explain” principle as set forth in the 2020 Code. Reference is made to About the Board of Directors section. Our governance structure The 2020 Code requires companies to make an explicit choice of one of the governance structures provided for in the BCCA. Since April 26, 2022, Galapagos NV has adopted a one-tier governance model as provided by the BCCA. The Board of Directors, which remains the ultimate decision-making body, has delegated certain powers the Executive Committee.

CORPORATE GOVERNANCE One-tier governance structure Board of Directors Executive and Non-Executive Directors Delegation of powers Executive Committee (chaired by CEO) executive management and running of the Company Board of Directors Executive Committee Responsible for general policy and strategy Management of the Galapagos group Supervision of Executive Committee Day-to-day management by CEO Approval of the annual budget Reporting to the Board of Directors on the Powers reserved to Board of Directors pursuant implementation of strategic guidelines, etc. to BCCA Research, identification and development of strategic possibilities and proposals The role of the Board of Directors is to pursue sustainable value creation by the Company, by setting the Company’s strategy, putting in place effective, responsible and ethical leadership and monitoring the Company’s performance, and ensuring long term oversight. The Board of Directors is the ultimate decision-making body. It has the overall responsibility for the management and control of the Company and is authorized to carry out all actions that are necessary or useful for the realization of the Company’s object except for those reserved to the General Shareholders’ Meeting (the Shareholders’ Meeting) by applicable law. The Board also supervises the Executive Committee. The Board acts as a collegiate body. The Board of Directors has delegated certain powers to manage the Company to the Executive Committee, led by the Chief Executive Officer (the CEO), Henry Gosebruch. The Executive Committee is responsible and accountable to the Board of Directors for the discharge of its responsibilities. Furthermore, the Board of Directors has delegated the day-to-day management of the Company to one Executive Committee member, namely, our CEO. In order to efficiently fulfill its tasks and in view of the size and activities of the Company, the Board of Directors has established an Audit Committee, a Remuneration Committee, a Nomination Committee, and a Transaction Committee. Until October 20, 2025, a Science & Development Committee was in place. On that date, the Board dissolved it and replaced it with the Transaction Committee, which became effective on November 1, 2025. These Board Committees serve in an advisory capacity to the Board of Directors on the matters delegated to them as set forth in applicable laws and the Company’s Corporate Governance Charter. In 2025, the Board was also supported by two ad hoc Committees, which advised the Board on value enhancing strategies and on entering into a royalty and waiver agreement with Gilead Sciences Inc. and its affiliated companies (Gilead). These ad hoc Committees also served as the Committee of Independent Directors in accordance with art. 7:97 of the BCCA. Reference is made to the Committees section. In addition to the information set out below, we refer to the Risk Management section of this report for a description of the most important characteristics of our internal control and risk management systems. This Risk Management section is deemed fully incorporated by simple reference into this corporate governance statement. 78 Galapagos NV Annual Report 2025

CORPORATE GOVERNANCE Board of Directors of Galapagos NV Composition of the Board of Directors As of December 31, 2025, our Board of Directors consisted of the following members: Jérôme Contamine is a Non-Executive Independent member of our Board of Directors since April 26, 2022 and Chair of our Board as of May 12, 2025. Mr. Contamine served as Chief Financial Officer of Sanofi for more than nine years from 2009 until 2018. Prior to joining Sanofi, he was Chief Financial Officer of Veolia from 2000 to 2009. He previously held various operating functions at Total, and served four years as an auditor at the Cour des Comptes (the supreme body responsible for auditing the use of public funds in France). Mr. Contamine is a graduate of France’s École Polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) and École Nationale d’Administration. He held the position of Non-Executive Director at Valeo from 2006 to 2017 and at Total Energies from 2020 to 2023. Mr. Contamine also serves as a Non-Executive Director on the Board of Société Générale, and is Chairman of the Audit and Internal Control Committee and a member of the Compensation Committee.

CORPORATE GOVERNANCE Devang Bhuva joined the Board of Directors of Galapagos NV as a Non-Executive Non-Independent Director on November 1, 2025. Mr. Bhuva currently serves as Senior Vice President, Corporate Development and Alliance Management at Gilead, where he is responsible for the company’s licensing, partnership, investment, and acquisition activities. Prior to joining Gilead, Mr. Bhuva was a managing director in the Global Healthcare Investment Banking Group at Lazard, advising pharmaceutical and biotechnology companies across the U.S., UK, and Japan. He holds a Bachelor’s degree from the University of California, Berkeley.

CORPORATE GOVERNANCE Henry Gosebruch joined Galapagos NV as Chief Executive Officer and member of the Board of Directors on May 12, 2025. Prior to Galapagos NV, Mr. Gosebruch served as President and Chief Executive Officer of Neumora (NASDAQ: NMRA), a clinical-stage biopharmaceutical company focused on neuroscience. Under his leadership, Neumora advanced multiple clinical programs and built strong development capabilities. Prior to Neumora, he was Executive Vice President and Chief Strategy Officer at AbbVie, where his responsibilities included corporate strategy, alliance management, business development, and M&A, contributing to the company’s significant growth, pipeline expansion and diversification. Henry played a key role in adding risankizumab (now Skyrizi) and Allergan to AbbVie. Prior to joining Abbvie in 2015, he spent over 20 years at J.P. Morgan, where he was Co-Head of the North American M&A Group. Henry currently serves on the Board of Directors of Emalex Biosciences, a Chicago-based, private, CNS-focused biotech company, and on the Advisory Board of the Life Sciences & Management Program at the University of Pennsylvania.

CORPORATE GOVERNANCE Jane Griffiths joined the Board of Directors of Galapagos NV as a Non-Executive Independent Director in July 2025. She brings extensive experience in international corporate leadership and high-technology healthcare businesses, most recently as Global Head of Actelion Ltd (now Johnson & Johnson). Before that, she spent 10 years at Johnson & Johnson where she held several senior executive roles, including Company Group Chair of Janssen EMEA, the company’s research-based pharmaceutical division. She was also Chair of the Johnson & Johnson Corporate Citizenship Trust in EMEA and was a Sponsor of both the Women’s Leadership Initiative and the Global Pharmaceuticals Sustainability Council. Ms. Griffiths is the former Chair of both the PhRMA Europe Committee and the Executive Committee of European Federation of Pharmaceutical Industries and Associations. She has also served as a Non-Executive Director of Johnson Matthey plc and was a member of the Corporate Advisory Board for the UK Government’s ‘Your Life’ campaign, which promotes STEM education. She currently serves as a Non-Executive Director on the Board of BAE Systems. Ms. Griffiths is a British citizen.

CORPORATE GOVERNANCE Linda Higgins is a Non-Executive Non-Independent member of our Board of Directors since October 22, 2019. Dr. Higgins, PhD, joined Gilead in 2010 and is currently Sr. Vice President Research Strategy, Innovation & Portfolio. In her first ten years at Gilead, she led the Biology division, significantly expanding the therapeutic area scope and capabilities of the department. She founded External Innovation as integral component for Research. She previously served as President & Chief Executive Officer of InteKrin Therapeutics, and as Head of Research at Scios, a Johnson & Johnson company, where she provided leadership for drug discovery, preclinical development and translational medicine. Dr. Higgins earned an A.B. in Behavioral Physiology from Kenyon College, a Ph.D. in Neurosciences from the University of California, San Diego School of Medicine, and completed Post-Doctoral training in Molecular Genetics at the Howard Hughes Medical Institute of the University of California, Berkeley. Dr. Higgins also serves as a Non-Executive Director on the Board of Arcus Biosciences and as Independent Non-Executive Director and Chair of Ensocell Therapeutics.

CORPORATE GOVERNANCE Neil Johnston joined the Board of Directors of Galapagos NV as a Non-Executive Independent Director on November 1, 2025. Dr. Johnston currently serves as Non-Executive Chair at Qureight Limited and previously served as Executive Chair at Yellowstone Biosciences. He previously held a series of senior leadership positions over 16 years at Novartis, most recently serving as Global Head of Business Development and Licensing and as a member of the Novartis Pharma Executive Committee. He joined Novartis from Medical Solutions plc, where he first served as Chief Financial Officer and later as Chief Executive Officer. He began his executive career as Chief Financial Officer of Pharmagene plc, where he played a key role in its London Main Market IPO, raising £40 million. Trained as a scientist, he earned a PhD in Molecular Biology before qualifying as a Chartered Accountant.

Oleg Nodelman is a Non-Executive Non-Independent Director of Galapagos’ Board of Directors since October 7, 2024. Mr. Nodelman is the Founder and Portfolio Manager of EcoR1 Capital LLC, a biotech-focused investment advisory firm established in 2013, which invests in companies at all stages of R&D. With over twenty years of experience in biotech investing, Mr. Nodelman has expertise in all aspects of investment management and deep roots in the biotech and scientific communities. Before founding EcoR1, Mr. Nodelman was a portfolio manager at BVF Partners, one of the first hedge funds dedicated to the biotechnology sector. He currently serves as a Board Member for three publicly traded companies: Galapagos, AnaptysBio and Zymeworks. Mr. Nodelman has a Bachelor of Science in Foreign Service with a concentration in Science and Technology from Georgetown University. On December 13, 2024, the Autorité des Marchés Financiers (AMF), the entity that regulates the French financial markets, fined Mr. Nodelman and EcoR1 Capital LLC (the Fund) €3.0 million and €7.0 million, respectively, for a strict liability violation of market abuse regulation and reporting obligations for holders that exceed or fall below ownership of five percent of an issuer’s equity capital that is listed on Euronext Paris. Mr. Nodelman and the Fund disagree with the AMF’s ruling and, in February 2025, submitted an appeal, which they intend to pursue.

CORPORATE GOVERNANCE Dawn Svoronos joined the Board of Directors of Galapagos NV as a Non-Executive Independent Director in July 2025. She brings over 30 years of global biopharmaceutical experience, with a strong track record in commercial leadership. Ms. Svoronos spent 23 years at Merck, known as MSD outside of the United States and Canada, where she held positions of increasing responsibility. As President of Europe and Canada, she successfully led the post-merger integration of Merck and Schering-Plough and oversaw operations across 30 European markets. Her previous roles included President of Merck Canada, Vice President of Asia Pacific, and Vice President of Global Marketing for the Arthritis, Analgesics, and Osteoporosis franchises, where she was responsible for global brand strategy, market intelligence, pricing, and lifecycle management. She currently serves as Chair of the Board of Xenon Pharmaceuticals and sits on the Board of AgNovos Bioscience. Ms. Svoronos is a Canadian citizen and holds a B.A. in English and French Literature from Carleton University.

CORPORATE GOVERNANCE Changes to our Board of Directors On October 6, 2024, the Board of Directors appointed Mr. Oleg Nodelman by way of co-optation as Non-Executive Non-Independent Director, effective as of October 7, 2024, replacing Mr. Dan G. Baker who stepped down on October 6, 2024. The AGM of April 29, 2025, confirmed the appointment by way of co-optation of Mr. Oleg Nodelman as Non-Executive Non-Independent Director, for a term of four years until the AGM to be held in 2029. On May 12, 2025, the Board of Directors appointed Mr. Henry Gosebruch by way of co-optation as Executive Director, replacing Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, with immediate effect. Jérôme Contamine succeeded Stoffels IMC BV as Chair of the Board of Directors. On July 22, 2025, the Board of Directors appointed Ms. Jane Griffiths and Ms. Dawn Svoronos by way of co-optation as Non-Executive Independent Directors, replacing Mr. Peter Guenter and Mr. Simon Sturge effective as of July 28, 2025. On September 13, 2025, the Board of Directors appointed Dr. Neil Johnston by way of co-optation as Non-Executive Independent Director, replacing Dr. Elisabeth Svanberg effective as of November 1, 2025. On October 20, 2025, the Board of Directors appointed Mr. Devang Bhuva by way of co-optation as Non-Executive Non-Independent Director, replacing Mr. Andrew Dickinson effective as of November 1, 2025. On February 9, 2026, the Board of Directors appointed Mr. Paulo Fontoura by way of co-optation as Non-Executive Independent Director, effective as of February 9, 2026, replacing Dr. Susanne Schaffert who stepped down on November 1, 2025. All aforementioned appointments by way of co-optation will be submitted for confirmation at the AGM to be held on April 28, 2026. Mr. Jérôme Contamine’s mandate as Chair and member of the Board of Directors will end immediately after the AGM of April 28, 2026. Subject to approval by the shareholders of his appointment as a Non-Executive Independent member of the Board of Directors, Mr. Gino Santini is proposed to be appointed by the Board of Directors as the new Chair of the Board of Directors. About the Board of Directors Galapagos NV’s Board of Directors consists of at least five and no more than nine members. At least three members of our Board of Directors are independent. On December 31, 2025, the Board of Directors consisted of eight members, four of whom are independent within the meaning of article 7:87 of the BCCA and provision 3.5 of the 2020 Code, or 50%. Except for Henry Gosebruch, all members of the Board of Directors are Non-Executive Directors. The members of our Board of Directors are appointed by the Shareholders’ Meeting upon the proposal of the Board of Directors, for a renewable term of up to four years. Members of the Board of Directors whose mandate has come to an end may be re-appointed. When a position on the Board of Directors becomes vacant, the remaining members may temporarily fill the mandate by co-optation until appointment of a new Board member at the next shareholders’ meeting. Each member of the Board of Directors appointed as such by the Shareholders’ Meeting shall complete the tenure of the member of the Board of Directors he/she replaces, unless the Shareholders’ Meeting decides otherwise. The Nomination Committee nominates, for approval by the Board of Directors, candidates to fill vacancies as they arise, and advises on proposals for appointments originating from shareholders, in each case taking into account the Company’s needs and the selection criteria determined by the Board of Directors. In proposing candidates, particular consideration is given to gender diversity and diversity in general, as well as complementary skills, knowledge and experience.

Galápagos
CORPORATE GOVERNANCE

Provision 3.12 of the 2020 Code recommends that, in case of a one-tier governance structure, (a) there should be a clear division of responsibilities between the person presiding over the Board of Directors (the Chair) and the person assuming executive responsibility for running the Company's business (the CEO), and (b) the Chair of the Board of Directors and the CEO should not be the same individual. In deviation from this provision, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), who was our CEO from April 1, 2022 until May 12, 2025, was also appointed as Chair of the Board of Directors on of April 26, 2022 and served in that role until May 12, 2025. In light of the prevailing circumstances, the Board of Directors considered that the one-tier governance structure and the combined role as CEO/Chair allowed the Company to fully leverage the leadership of Dr. Paul Stoffels, and to efficiently set and implement the Company's direction and strategy. Furthermore, the Board of Directors was of the opinion that such combined role had a positive impact on the functioning and efficiency of the Board, as well as on the provision of information to the Board of Directors, allowing the Board to monitor the Company's (and the Galapagos group's) performance more effectively during the first half of 2025. In order to ensure a sufficient balance, the Board adopted a counter balancing governance structure that included the election of a Lead Non-Executive Director acting as the principal liaison between the Chair and the Non-Executive members of the Board of Directors (see also below). Effective as of March 21, 2023 and until May 12, 2025, Jérôme Contamine was appointed as Lead Non-Executive Director of the Company. The Lead Non-Executive Director was entrusted with the responsibilities and powers set out in the Corporate Governance Charter of Galapagos NV. Effective May 12, 2025, Stoffels IMC BV stepped down as CEO and Chair, and Jérôme Contamine succeeded Stoffels IMC BV as Chair.

The following table sets forth certain information with respect to the members of our Board of Directors during the financial year ended on December 31, 2025:

Name[1]	Position	Nationality	Year of birth or incorporation	Year of initial appointment	Year of mandate expiration	Independent director[2]	Attendance rate
Jérôme Contamine[3]	Member/ Chair	French	1957	2022	2026	x	100%
Devang Bhuva[4]	Member	American	1985	2025	2029[8]		100%
Henry Gosebruch[5]	Member	German	1972	2025	2030[8]		100%
Jane Griffiths[6]	Member	British	1955	2025	2030[8]	x	100%
Linda Higgins	Member	American	1962	2019	2027		100%
Neil Johnston[7]	Member	British	1966	2025	2028[8]	x	100%
Oleg Nodelman	Member	American	1977	2024	2029		100%
Dawn Svoronos[6]	Member	Canadian	1953	2025	2030[8]	x	100%

[1] Throughout the financial year 2025, the following changes occured in the composition of the Board of Directors: (i) Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, was Chair and member (Executive Director) until May 12, 2025. His attendance rate in 2025 was 100%. He was replaced as Executive Director by Henry Gosebruch (by way of co-optation) and by Jérôme Contamine as Chair of the Board of Directors; (ii) Peter Guenter and Simon Sturge were Non-Executive Independent Directors until July 28, 2025. Peter Guenter's attendance rate in 2025 was 100%. Simon Sturge's attendance rate in 2025 was 93%. They were replaced by Jane Griffiths and Dawn Svoronos (by way of co-optation); (iii) Elisabeth Svanberg and Susanne Schaffert were Non-Executive Independent Directors until November 1, 2025. Their attendance rate in 2025 was 100%. Elisabeth Svanberg was replaced (by way of co-optation) by Neil Johnston. Susanne Schaffert was replaced in 2026 (by way of co-optation) by Paulo Fontoura; and (iv) Andrew Dickinson was a Non-Executive Non-Independent Director until November 1, 2025. His attendance rate was 100%. He was replaced (by way of co-optation) by Devang Bhuva.

[2] Independent Director pursuant to article 7:87 of the BCCA and article 3.5 of the 2020 Code.

[3] Lead Non-Executive Director until May 12, 2025. Chair as from May 12, 2025.

[4] Non-Executive Non-Independent Director as from November 1, 2025.

[5] Executive Director as from May 12, 2025.

[6] Non-Executive Independent Director as from July 28, 2025.

[7] Non-Executive Independent Director as from November 1, 2025. Neil Johnston was recused from one Board meeting due to a conflict of interest. This meeting was excluded from the attendance calculation.

[8] Subject to confirmation of the co-optation by the 2026 AGM to be held on April 28, 2026.

88
Galapagos NV Annual Report 2025

Galápagos
CORPORATE GOVERNANCE

On December 31, 2025, the Board of Directors thus consisted of three women, or 37.5%, and five men, or 62.5%, representing different nationalities and age categories.

During 2025, we complied with our obligations with respect to gender diversification in the Board of Directors as set forth in article 7:86 of the BCCA, and the Board of Directors will continue to monitor future compliance. In proposing candidates, particular consideration is given to diversity in gender, age, nationality, educational and professional background, as well as complementary skills, knowledge and experience. The profiles of all members of the Board of Directors per December 31, 2025 are included in this report (see above) and the profiles of all members of the Board of Directors at the date of the publication of this report are also available on **www.glpg.com**.

The below charts show the status per December 31, 2025:


Gender:
5
men
3
women
8
members
Status:
4
independent
4
non-independent
8
members

The role of the Board of Directors is to pursue the long-term success of and sustainable value creation by Galapagos NV. The Board of Directors does so by assuming the authority and responsibilities assigned to it under applicable laws and regulations (including, without limitation, the BCCA and the 2020 Code) and the Articles of Association, and by combining entrepreneurial leadership with appropriate risk assessment and management. Each of the Directors' expertise and experience is exemplified by the varied professional activities they carry out and offices they hold. During its meetings in 2025, the Board of Directors dealt with matters pertaining to, among other things, the intended separation of the Company as announced on January 8, 2025 and the discontinuation of the small molecules research activities, the evaluation of business development projects, the convening of the 2025 AGM and preparation of resolutions to be submitted for approval to the shareholders, strategy and value creation, the strategic alternatives process for cell therapy activities, the intention to wind down cell-therapy activities, the amendment of our collaboration with Gilead, the search and recruitment of new Directors and Officers, the review of clinical trial results, the creation of advisory Board Committees and related update of our Corporate Governance Charter, and the review and approval of our financial and non-financial reporting.

In 2025, twenty-three meetings of the Board of Directors took place physically, through written resolutions or calls to discuss specific matters, including two meetings in the presence of a notary public (relating to the issuance of Subscription Right Plan 2025 (A) and Subscription Right Plan 2025 (B)). The first meeting in the presence of a notary public was attended by Jérôme Contamine and Peter Guenter. All other Directors, except for Henry Gosebruch, were represented by proxy at the Board meeting in the presence of a notary public. The second meeting in the presence of a notary public was attended by Jérôme Contamine and Elisabeth Svanberg. All other Directors were represented by proxy at the Board meeting in the presence of a notary public. Except for the meetings in the presence of a notary public, the overall attendance rate for Board meetings was 99%. In 2025, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Andrew Dickinson, Linda Higgins, Peter Guenter, and Henry Gosebruch recused themselves from deliberation and decision-making on a number of agenda items due to conflicts of interest, in accordance with article 7:96 of the BCCA, as set forth in further detail in the section titled **Conflicts of interest and related parties**. This was not considered when assessing overall attendance.

The Board of Directors acts as a collegial body.

89
Galapagos NV Annual Report 2025

CORPORATE GOVERNANCE Provision 9.1 of the 2020 Code recommends that the Board of Directors assess its own performance and its interaction with the executive management, as well as its size, composition, functioning and that of its committees at least every three years. An evaluation of the Board of Directors and its Board Committees was carried out in the second half of 2022. As part of this exercise, the Board of Directors’ composition was reviewed, a composition matrix was created, and interviews were held with Board members on the functioning and composition of the Board of Directors. Board member profiles were established, which served the Board in the search for Director candidates to fill open positions by co-optation. In light of the Company’s ongoing transformation and the appointment by way of co-optation of several new Directors in 2025, the Board concluded that conducting an evaluation during 2025 would have been premature. The Board expects to undertake an evaluation in 2026. Pursuant to the Company’s Corporate Governance Charter and as a counter balancing governance structure for the combined CEO and Chair role within the Board (until May 12, 2025), the Board of Directors had appointed a Lead Non-Executive Director. The Lead Non-Executive Director is also automatically the Vice-Chair of the Board of Directors. The Lead Non-Executive Director is entrusted with the responsibilities and powers set out in Galapagos NV’s Corporate Governance Charter, including, but not limited to, serving as principal liaison between the Non-Executive Directors and the Chair of the Board. Effective as of March 21, 2023 and until May 12, 2025, Jérôme Contamine was appointed as the Lead Non-Executive Director of Galapagos NV. The Board of Directors has appointed a Secretary entrusted with the functions set out in Galapagos NV’s Corporate Governance Charter, including, but not limited to, advising the Board of Directors and its individual members on all corporate governance matters.

Galápagos
CORPORATE GOVERNANCE

Committees

Audit Committee

Audit Committee members[1]	Function	Independent member[2]	Attendance rate
Neil Johnston[3]	Chair	x	100%
Dawn Svoronos[4]	Member/Chair	x	100%
Jane Griffiths[5]	Member	x	100%

[1] Throughout the financial year 2025, the following changes occurred in the composition of the Audit Committee: (i) Jérôme Contamine was Chair until June 22, 2025 and member until October 31, 2025. His attendance rate was 100%; (ii) Peter Guenter was member until July 28, 2025 and Chair from June 23, 2025 until July 28, 2025. His attendance rate was 100%; (iii) Simon Sturge was member until July 28, 2025. His attendance rate was 100%. Jérôme Contamine, Peter Guenter and Simon Sturge are all independent members.
[2] Independent member pursuant to article 7:87 of the BCCA and article 3.5 of the 2020 Code.
[3] Chair as from November 1, 2025.
[4] Member as from July 28, 2025. Chair between September 29, 2025 and October 31, 2025.
[5] Member as from July 28, 2025.

The Audit Committee assists the Board of Directors in fulfilling its monitoring responsibilities with respect to financial reporting, and control and risk management and related oversight functions in the broadest sense. The Audit Committee's key responsibilities include (i) monitoring the integrity of the Company's financial statements and the Company's accounting and financial reporting processes and financial statement audits, (ii) monitoring the effectiveness of the Company's internal control and risk management systems, (iii) monitoring the internal audit function and its effectiveness, (iv) monitoring the performance of the external auditor and the statutory audit of the annual and consolidated accounts, (v) reviewing and monitoring the independence of the external auditor, (vi) informing the Board of Directors of the results of the statutory audit, and (vii) informing the Board of Directors of the Company's ESG activities, as included in the Sustainability report which contains the non-financial information required by articles 3:6/1 – 3:6/8 and 3:32/1 – 3:32/6 of the BCCA.

As of December 31, 2025, the Audit Committee consisted of the Directors as identified in the table above. The Chair and other members of the Audit Committee are Non-Executive Directors and are all independent within the meaning of article 7:87 of the BCCA, provision 3.5 of the 2020 Code, and Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended (subject to the exemptions provided in Rule 10A-3(c) under such act), i.e., 100% independent. Collectively, the members of the Audit Committee have sufficient relevant experience to fulfill their roles effectively, notably in financial matters (including, but not limited to, general accounting and financial reporting, as well as matters of audit, internal control, and risk control) and in the life sciences industry.

The Audit Committee meets as frequently as necessary to ensure effective performance of its responsibilities. In 2025, the Audit Committee held eight meetings, in which it dealt with matters pertaining to, among other things, the appointment of new Audit Committee Chairs, audit review, monitoring financial reporting, monitoring Sarbanes-Oxley compliant internal and external audit systems, monitoring compliance matters, (cyber) risk management, treasury, and sustainability (reporting). The Audit Committee acts as a collegial body. The overall attendance at the Audit Committee meetings in 2025 was 100%. The attendance rate at the Audit Committee meetings in 2025 for each of its members is set forth in the table and footnotes above. Some of the meetings were attended by the statutory auditor of the Company.

91
Galapagos NV Annual Report 2025

Galápagos
CORPORATE GOVERNANCE

Nomination Committee

Nomination Committee members[1]	Function	Independent member[2]	Attendance rate
Jane Griffiths[3]	Chair	x	100%
Jérôme Contamine	Member	x	100%
Oleg Nodelman[4]	Member		100%

[1] Throughout the financial year 2025, the following changes occurred in the composition of the Nomination Committee: (i) Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, was member until May 12, 2025. His attendance rate was 100%; (ii) Dr. Elisabeth Svanberg was Chair and member until September 13, 2025. Her attendance rate was 100%.
[2] Independent member pursuant to article 7:87 of the BCCA and article 3.5 of the 2020 Code.
[3] Chair and member as from September 13, 2025.
[4] Member as from May 12, 2025.

The Nomination Committee makes recommendations to the Board of Directors with regard to the appointment of the members of the Board of Directors (as a Board member and as a Committee member), the CEO, and the members of the Executive Committee. As of December 31, 2025, the Nomination Committee consisted of the Directors as identified in the table above. The majority of its members are Non-Executive Independent Directors within the meaning of article 7:87 of the BCCA and provision 3.5 of the 2020 Code, i.e., 67% independent. The Chair of the Nomination Committee is a Non-Executive Independent Director. Collectively, the Nomination Committee members have sufficient relevant experience to fulfill their roles effectively.

The Nomination Committee meets as frequently as necessary to ensure effective performance of its responsibilities. In 2025, the Nomination Committee held twenty-three meetings, dealing with, among other things, matters pertaining to the search for new Directors and Executive Committee Members. The Nomination Committee acts as a collegial body. The overall attendance at the Nomination Committee meetings in 2025 was 100%. The attendance rate at the Nomination Committee meetings in 2025 for each of its members is set forth in the table and footnotes above.

92
Galapagos NV Annual Report 2025

Galápagos
CORPORATE GOVERNANCE

Remuneration Committee

Remuneration Committee members[1]	Function	Independent member[2]	Attendance rate
Dawn Svoronos[3]	Chair	x	100%
Jane Griffiths[4]	Member	x	100%
Linda Higgins[5]	Member		100%

[1] Throughout the financial year 2025, the following changes occurred in the composition of the Remuneration Committee: (i) Dr. Elisabeth Svanberg was Chair until October 31, 2025. Her attendance rate was 100%; (ii) Jérôme Contamine was member until October 31, 2025. His attendance rate was 100%; (iii) Simon Sturge was member until July 28, 2025. His attendance rate was 100%.
[2] Independent member pursuant to article 7:87 of the BCCA and article 3.5 of the 2020 Code.
[3] Chair as from 1 November 2025.
[4] Member as from 28 July 2025.
[5] Member as from November 1, 2025.

The Remuneration Committee makes recommendations to the Board of Directors with regard to the remuneration of the members of the Board of Directors, the CEO, and the members of the Executive Committee, including variable remuneration and long-term incentives, whether or not stock-related, in each case insofar as allowed by applicable laws and regulations.

As of December 31, 2025, the Remuneration Committee consisted of the Directors as identified in the table above. The Chair and other members of the Remuneration Committee are Non-Executive Directors and a majority is independent within the meaning of article 7:87 of the BCCA and provision 3.5 of the 2020 Code, i.e., 67% independent. Collectively, the Remuneration Committee members have sufficient relevant experience to fulfill their roles effectively.

The Remuneration Committee meets as frequently as necessary to ensure effective performance of its responsibilities. In 2025, the Remuneration Committee held eleven meetings, dealing with, among other things, matters pertaining to salary increases and bonuses, grants of subscriptions rights and restricted stock units (RSUs), the review of the corporate objectives, the remuneration of our new Executive Committee members, the remuneration packages of our departing Executive Committee members, and the remuneration of our Directors. The Remuneration Committee acts as a collegial body. The overall attendance at the Remuneration Committee meetings in 2025 was 100%. The attendance rate at the Remuneration Committee meetings in 2025 for each of its members is set forth in the table and footnotes above. The CEO participated in those meetings where the remuneration of the Executive Committee members (other than the CEO) was discussed.

93
Galapagos NV Annual Report 2025

Galápagos
CORPORATE GOVERNANCE

Science and Development Committee

Science and Development Committee members[1]	Function	Independent member[2]	Attendance rate
Susanne Schaffert[3]	Chair	x	100%
Linda Higgins[4]	Member		100%
Stoffels IMC BV[5]	Member		100%
Elisabeth Svanberg[6]	Member	x	100%

[1] The Science and Development Committee was dissolved on November 1, 2025.
[2] Independent member pursuant to article 7:87 of the BCCA and article 3.5 of the 2020 Code.
[3] Chair until dissolution on November 1, 2025.
[4] Member until dissolution on November 1, 2025.
[5] Permanently represented by Dr. Paul Stoffels. Member until May 12, 2025.
[6] Member until dissolution on November 1, 2025.

On October 20, 2025, the Board of Directors approved the creation of the Transaction Committee as of November 1, 2025, and the dissolution of the Science & Development Committee.

The Science and Development Committee provided input and advice to the Board of Directors on matters relating to the Company's R&D strategy, and served as a resource, as needed, regarding scientific, medical, and product safety matters.

On the date of its dissolution, the Science and Development Committee consisted of the Directors as identified in the table above. Half of its members were Non-Executive Independent Directors, i.e., 50%. The Chair of the Science and Development Committee was a Non-Executive Independent Director. Collectively, the Science and Development Committee members had sufficient relevant experience to fulfill their roles effectively.

The Science and Development Committee met as frequently as necessary to ensure effective operation of its responsibilities. In 2025, the Committee held four meetings, dealing with, among other things, the scientific review of the Company's programs and business development opportunities. The Science and Development Committee acted as a collegial body. The overall attendance at the Science and Development Committee meeting in 2025 was 100%. The attendance rate at the Science and Development Committee meetings in 2025 for each of its members is set forth in the table above.

94
Galapagos NV Annual Report 2025

CORPORATE GOVERNANCE Transaction Committee Transaction Committee members Function Independent member(1) Attendance rate Jane Griffiths Chair x 100% Jérôme Contamine Member x 100% Devang Bhuva Member 100% Oleg Nodelman Member 100% (1) Independent member pursuant to article 7:87 of the BCCA and article 3.5 of the 2020 Code. On October 20, 2025, the Board of Directors approved the creation of the Transaction Committee as of November 1, 2025, and the dissolution of the Science & Development Committee. The Transaction Committee supports and advises the Board on matters relating to the Company’s business development strategy. Half of its members are Non-Executive Independent Directors, i.e., 50%. The Chair of the Transaction Committee is a Non-Executive Independent Director. Collectively, the Transaction Committee members have sufficient relevant experience to fulfill their roles effectively. The Committee met as frequently as necessary to ensure effective performance of its responsibilities. In 2025, the Committee held two meetings, dealing with the review of the Company’s business development opportunities. The overall attendance at the Transaction Committee meetings in 2025 was 100%. The attendance rate at the Transaction Committee meetings in 2025 for each of its members is set forth in the table above.

Galápagos
CORPORATE GOVERNANCE

Ad hoc Committees

Ad hoc Committee members	Function	Independent member[1]	Attendance rate
Jérôme Contamine	Member	x	100%
Elisabeth Svanberg	Member	x	100%
Simon Sturge	Member	x	100%

[1] Independent member pursuant to article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code.

In 2025, the Board of Directors was also supported by two *ad hoc* committees, advising the Board on value enhancing strategies and on entering into a royalty and waiver agreement with Gilead. These ad hoc Committees also served as the Committee of Independent Directors in accordance with art. 7:97 of the BCCA, advising the Board on the decision to separate the Company into two publicly traded entities, as announced by press release on January 8, 2025 and in connection with the Company's entering into the cell therapy royalty and waiver agreement with Gilead, granting Galapagos full global development and commercialization rights to its cell therapy business, as announced by press release of July 23, 2025.

The first *ad hoc* Committee was established by the Board of Directors on March 26, 2024, and operated until January 7, 2025 to support and advise the Board in the review of value enhancing strategies. The Committee met as frequently as necessary to ensure effective operation of its responsibilities, including at least nine scheduled meetings during 2024 and 2025.

The second *ad hoc* Committee was established by the Board of Directors on June 16, 2025, and operated until July 22, 2025 in connection with the Company's entry into the cell therapy royalty and waiver agreement with Gilead. The Committee met as frequently as necessary to ensure effective operation of its responsibilities, including at least three scheduled meetings.

The *ad hoc* Committees were composed of the Independent, Non-Executive Directors as identified in the table above, i.e., being 100% independent.

The overall attendance at the *ad hoc* Committee meetings in 2025 was 100%. The attendance rate at the *ad hoc* Committee meetings in 2025 for each of its members is set forth in the table above.

96
Galapagos NV Annual Report 2025

CORPORATE GOVERNANCE Executive Committee of Galapagos NV Composition of the Executive Committee As of December 31, 2025, our Executive Committee consisted of the following members: Henry Gosebruch – Please refer to the Composition of the Board of Directors for a biography. Aaron Cox joined Galapagos NV as Chief Financial Officer and member of the Executive Committee on July 7, 2025. Mr. Cox is a seasoned financial and strategic executive with nearly two decades of leadership experience across biotechnology, capital markets, and M&A/corporate development. Most recently, he served as Executive Vice President and Chief Financial Officer at Horizon Therapeutics plc, where he played a pivotal role in the company’s $28 billion acquisition by Amgen. In this role, he led global corporate finance, investor relations, IT, and real estate functions, and was instrumental in driving the transformation of Horizon into a fully integrated global biopharmaceutical company. Prior to his role as Horizon’s Chief Financial Officer, Aaron served as Horizon’s Head of Corporate Development and Chief of Staff to the Chief Executive Officer, supporting capital markets strategy, M&A execution and business development. His earlier career spans investment banking roles at BMO Capital Markets, JMP Securities and Stout Risius Ross Advisors. Mr. Cox holds an MBA with High Honors from the University of Chicago Booth School of Business and a Bachelor’s degree in Finance from the University of Notre Dame, graduating magna cum laude.

CORPORATE GOVERNANCE Fred Blakeslee joined Galapagos NV as General Counsel and member of the Executive Committee in October 2025. He is a seasoned legal executive with deep experience leading legal functions in the biopharmaceutical industry. Prior to Galapagos NV, Fred served as Vice President, Transactions, Legal at AbbVie Inc., where he led legal teams supporting global business development and alliance management. In this role, he oversaw complex mergers, acquisitions, licensing, and collaborations, including AbbVie’s landmark $63 billion acquisition of Allergan PLC and numerous high-profile partnerships with companies such as Boehringer Ingelheim and Genmab. Fred was also a trusted advisor on issues involving government affairs, antitrust, and corporate strategy, and he played a key role in creating the AbbVie Legal Academies, promoting opportunities for law students at HBCUs. He also served on AbbVie’s PAC Board of Directors and was actively involved in industry-wide advocacy efforts. Fred began his career at Kirkland & Ellis LLP and later held senior roles at leading law firms, advising on private equity, corporate, and securities transactions across the biopharmaceutical and other industries. Fred earned his Juris Doctor, cum laude, from Northwestern University School of Law, where he was inducted into the Order of the Coif. He also holds dual Bachelor’s degrees in Mathematics and Political Science, magna cum laude, from The Ohio State University. Fred is based in Chicago, Illinois, and has conversational proficiency in French.

CORPORATE GOVERNANCE Annelies Missotten* was appointed as Chief Human Resources Officer and member of the Executive Committee at Galapagos as per January 1, 2023. She joined Galapagos as Vice President Human Resources in February 2018 to transform and build an expert HR team to enable business growth, and leading the transformation of Galapagos into an integrated biopharmaceutical company with an international set- up. In 2020, she was appointed Senior Vice President Human Resources and strategic advisor to the CEO and Executive Committee. Before joining Galapagos, she held various senior global HR positions at GSK. She started her career at Proximus, and acquired deep expertise over time in key HR Centres of Expertise, including Training & Development, Talent Acquisition and Reward, and HR Business partnership roles. Ms. Missotten holds a Master’s Degree in Roman Philology from KU Leuven, a DEA in Italian Culture and Linguistics from the Paris IV Sorbonne (France) and L’Università Cattolica di Milano. Over the years, she completed her education with several systemic psychology and coaching certifications and business courses, amongst others, from INSEAD, Fontainebleau (France). * Effective December 31, 2025, the mandate of Ms. Missotten as Executive Committee member ended.

Galápagos
CORPORATE GOVERNANCE

About the Executive Committee

The following table sets forth certain information with respect to the members of our Executive Committee during the financial year ending December 31, 2025:

Name[1]	Position	Nationality	Year of birth or incorporation	Year of initial appointment
Henry Gosebruch	Chief Executive Officer	German	1972	2025
Aaron Cox	Chief Financial Officer	American	1982	2025
Fred Blakeslee	General Counsel	American	1976	2025
Annelies Missotten[2]	Chief Human Resources Officer	Belgian	1972	2023

(1) Stoffels IMC BV, permanently represented by Dr. Paul Stoffels (year of birth 1962), is a member as Chief Executive Officer until May 12, 2025; Thad Huston is a member as Chief Financial Officer and Chief Operating Officer until July 31, 2025; and Valeria Cnossen is a member as General Counsel until October 16, 2025.
(2) Annelies Missotten is a member of the Executive Committee as Chief Human Resources Officer until December 31, 2025.

The Executive Committee has been entrusted by the Board of Directors with the executive management and running of the Company. Without prejudice to the overall responsibility and tasks of the Board of Directors regarding the management and control of the Company, the key responsibilities of the Executive Committee include the following matters (without limitation): the research, identification and development of strategic possibilities and proposals which may contribute to the Company's development in general, the management of the Company and Galapagos group, the supervision of the actual performance of the business compared to its strategic goals, plans and budgets, and the support of the CEO with the day-to-day management of the Company and Galapagos group.

The Executive Committee meets as often as necessary to ensure its effective operation, and in principle at least once per month.

The Executive Committee is supported by a Management Committee, i.e., an informal committee providing advice and assistance to the Executive Committee. The Management Committee consists of the Executive Committee members and certain members of the Company's senior management thereto appointed by the Executive Committee. With the exception of the Executive Committee members, the members of the Management Committee are not Directors or persons charged with the leadership or daily management of the Company as defined by Belgian law.

On December 31, 2025, the Executive Committee consisted of the members identified in the table above, representing different nationalities and age categories. Furthermore, the Executive Committee members have different educational backgrounds, as described in each of their biographies (see above).

The members of the Executive Committee are appointed by the Board of Directors upon recommendation of the Nomination Committee. In proposing candidates for the Executive Committee, particular consideration is given to educational and professional background, complementary skills, knowledge and experience, as well as diversity in age, gender and nationality.

100
Galapagos NV Annual Report 2025

CORPORATE GOVERNANCE Galapagos NV’s Share Capital and Shares Share capital increases and issue of shares by Galapagos NV in 2025 On January 1, 2025 the share capital of Galapagos NV amounted to €356,444,938.61 represented by 65,897,071, shares. In the course of 2025, no capital increase was executed. As a result, at the end of 2025, the share capital of Galapagos NV and the number of outstanding shares remained unchanged and amounted to €356,444,938.61, represented by 65,897,071 shares. During 2025, the Board of Directors issued subscription rights under two subscription right plans: Subscription Right Plan 2025 (A): on May 27, 2025, the Board of Directors issued 925,000 subscription rights, after acceptance by the beneficiary, within the framework of the authorized capital, for senior management compensation purposes. The subscription rights issued under Subscription Right Plan 2025 (A) have an exercise term of eight years as of the date of the deed of issuance (as defined in the plan rules) and have an exercise price of €25.64 (the closing price of the Galapagos share on Euronext Amsterdam and Brussels on the date of the offer). Generally, the subscription rights cannot be exercised prior to the third anniversary of the date of issuance. Subscription Right Plan 2025 (B): on August 7, 2025, the Board of Directors issued 1,800,000 subscription rights, of which 1,325,000 subscription rights were granted and accepted by the beneficiaries in 2025, within the framework of the authorized capital, for senior management compensation purposes. The subscription rights issued under Subscription Right Plan 2025 (B) have an exercise term of eight years as of the date of the deed of issuance (as defined in the plan rules). The subscription rights issued under the first offer have an exercise price of €28.16 (the closing price of the Galapagos share on Euronext Amsterdam and Brussels on the date of the first offer), and the subscription rights issued under the subsequent second offer have an exercise price of €26.75 (the volume weighted average of the Galapagos share on Euronext Amsterdam and Brussels during the last five (5) consecutive trading days up to and including the date of the subsequent second offer). Generally, the subscription rights cannot be exercised prior to the third anniversary of the date of issuance. Number and form of Galapagos shares Of the 65,897,071 shares of Galapagos NV outstanding at the end of 2025, 5,186 were registered shares and 65,891,885 shares were dematerialized shares. All issued shares are fully paid up and form part of the same class. Rights attached to Galapagos shares Each share (i) entitles its holder to one vote at the shareholders’ meetings of Galapagos NV; (ii) represents an identical fraction of the Company’s share capital and has the same rights and obligations and shares equally in the profit of Galapagos NV; and (iii) gives its holder a preferential subscription right to subscribe to new shares, convertible bonds or subscription rights in proportion to the part of the share capital represented by the shares already held. The preferential subscription right can be restricted or cancelled by a resolution approved at the Shareholders’ Meeting, or, within the framework of the Company’s authorized capital, by the Board of Directors subject to an authorization of the Shareholders’ Meeting, in accordance with the provisions of the BCCA and the Articles of Association.

CORPORATE GOVERNANCE Galapagos NV’s authorized capital In accordance with the provisions of the BCCA and the Articles of Association, the EGMs of April 25, 2017 and April 30, 2024 of Galapagos NV have provided authority to the Board of Directors to increase the share capital of Galapagos NV, on one or several occasions, and under certain conditions set forth in extenso in the Articles of Association. This authorization consists of two parts: A general authorization for capital increases up to 20% of the share capital at the time of convening the EGM of April 30, 2024 (i.e., €71,288,987.72) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e., May 7, 2024. This general authorization will expire on May 7, 2029; and A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the EGM of April 25, 2017 (i.e., €82,561,764.93), was renewed and was valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e., May 31, 2017. This specific part of the authorized capital could, however, only be used in specific circumstances and upon a resolution of the Board of Directors that all Independent Directors (within the meaning of article 7:87 of the BCCA and provision 3.5 of the 2020 Code) approve. This specific authorization expired on May 30, 2022. In 2025, our Board of Directors made use of the right to increase the capital in the framework of the authorized capital on two occasions: On May 27, 2025, in connection with the issuance of Subscription Right Plan 2025 (A), under which a maximum of 925,000 new shares could be issued for a total maximum capital increase of €5,004,250.00 (plus issuance premium). On August 7, 2025, in connection with the issuance of Subscription Right Plan 2025 (B), under which a maximum of 1,800,000 new shares could be issued for a total maximum capital increase of €9,738,000.00 (plus issuance premium). As of December 31, 2025, an amount of €49,075,527.72 remained available under the general part of the authorized capital. When increasing the share capital within the limits of the authorized capital, the Board of Directors may, if in Galapagos NV’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the group. Procedure for changes in Galapagos NV’s share capital In accordance with the BCCA, Galapagos NV may increase (and issue new shares) or decrease its share capital by decision of the Extraordinary Shareholders’ Meeting approved by a qualified majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of Galapagos NV is present or represented. If the attendance quorum of 50% is not met, a new extraordinary shareholders’ meeting must be convened, at which the shareholders may decide on the agenda items, irrespective of the percentage of share capital present or represented at such meeting. In this respect, there are no conditions imposed by the Articles of Association that are more stringent than those required by law. Within the framework of the powers granted to it under the authorized capital, the Board of Directors may also increase Galapagos NV’s share capital (and issue new shares) as specified in its Articles of Association.

CORPORATE GOVERNANCE Purchase and sale of Galapagos NV treasury shares In accordance with the BCCA and the Articles of Association, Galapagos NV may purchase, subject to the provisions of the BCCA, Galapagos NV’s own shares if authorized by a prior decision of the Extraordinary Shareholders’ Meeting approved by a qualified majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of Galapagos NV is present or represented. If the attendance quorum of 50% is not met, a new extraordinary shareholders’ meeting must be convened, at which the shareholders may decide on the agenda items, irrespective of the percentage of share capital present or represented at such meeting. The sale of Galapagos NV treasury shares is also subject to the provisions of the BCCA. The aforementioned rules are also applicable to the acquisition of shares of Galapagos NV by its subsidiaries. On the date of publication of this annual report, the Board of Directors of Galapagos NV has not been authorized by the Extraordinary Shareholders’ Meeting to purchase or sell its own shares. On December 31, 2025, neither Galapagos NV nor any subsidiary of Galapagos NV held any shares in Galapagos NV, nor did any third party hold any shares in Galapagos NV on behalf of Galapagos NV or any of its subsidiaries. Anti-takeover provisions in the Articles of Association The Articles of Association currently do not contain any anti-takeover provisions. Anti-takeover provisions under Belgian law Under Belgian law, public takeover bids for all outstanding voting securities of the issuer are subject to the supervision of the FSMA. If the FSMA determines that a takeover violates Belgian law, it may lead to suspension of the exercise of the rights attached to any shares that were acquired in connection with the envisaged takeover. Pursuant to the Belgian Law of April 1, 2007 on public takeovers, a mandatory takeover bid must be made when, as a result of its own acquisition or the acquisition by persons acting in concert with it, a person owns, directly or indirectly, more than 30% of the securities with voting rights in a company with registered office in Belgium whose securities are admitted to trading on a regulated or recognized market. The acquirer must offer to all other shareholders the opportunity to sell their shares at the higher of (i) the highest price offered by the acquirer for shares of the issuer during the 12 months preceding the announcement of the bid or (ii) the weighted average price of the shares on the most liquid market of the last 30 calendar days prior to the date on which it became mandatory for the acquirer to launch a mandatory takeover bid for the shares of all other shareholders. Material contracts containing change of control clauses There are currently no material contracts containing change of control clauses. Procedure for amendments to the Articles of Association Pursuant to the BCCA, amendments to the Articles of Association, such as an increase or decrease in the share capital, the approval of the dissolution, merger or de-merger of Galapagos NV, but excluding an amendment of the Company’s purpose, may only be authorized with the approval of at least 75% (or, in case of an amendment of the Company’s purpose, 80%) of the votes validly cast at an extraordinary shareholders’ meeting, where at least 50% of Galapagos NV’s share capital is present or represented. If the attendance quorum of 50% is not met, a new extraordinary shareholders’ meeting must be convened, at which the shareholders may decide on the agenda items, irrespective of the percentage of share capital present or represented at such meeting.

Galápagos
CORPORATE GOVERNANCE

Shareholders

Major shareholders of Galapagos NV

Based on transparency notifications received by Galapagos NV under Belgian law and the statements of acquisition of beneficial ownership filed with the SEC under U.S. securities law, the shareholders owning 5% or more of Galapagos NV's shares on December 31, 2025 and on an undiluted basis were Gilead Therapeutics A1 Unlimited Company (16,707,477 shares or 25.35%), EcoR1 Capital LLC (8,714,522 shares or 13.22%), Tang Capital Management LLC (5,559,674 shares or 8.44%) and Van Herk Investments B.V. (4,635,672 shares or 7.03%).

Major shareholders on December 31, 2025


25.35%
Gilead
7.03%
Van Herk Investments
45.93%
Other shareholders
13.22%
EcoR1 Capital
0.02%
Insiders
8.44%
Tang Capital

At the end of 2025, our CEO owned 925,000 unvested subscription rights. The other members of our Executive Committee held an aggregate of 2,600 shares, 101,500 vested subscription rights and 1,565,000 unvested subscription rights. Each subscription right entitles its holder to subscribe to one share of Galapagos NV. The members of our Board of Directors (excluding our CEO) held an aggregate of 2,169 shares and no subscription rights.

Subject to the approval of Galapagos NV's shareholders and certain other conditions, Gilead has the right under the terms of the share subscription agreement to have two designees appointed to our Board of Directors. The Board members Mr. Devang Bhuva and Dr. Linda Higgins are representatives of Gilead.

Agreements between Galapagos NV shareholders

On the date of this report, we had no knowledge of the existence of any shareholders' agreements between its shareholders.

Agreements with major Galapagos NV shareholders

On July 14, 2019, we and Gilead announced that we entered into a ten-year global R&D collaboration. In the context of the transaction, Gilead also made an equity investment in Galapagos. We also amended and restated the license agreement for filgotinib that we originally entered into with Gilead on December 16, 2015. On August 23, 2019, the closing of the transaction took place and we received an upfront payment of €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead.

On December 15, 2020, and on October 30, 2023, we and Gilead announced that we agreed to amend our existing arrangement for the commercialization and development of filgotinib (trade name Jyseleca®). On January 31, 2024, we successfully transferred the Jyseleca® business to Alfasigma. As part of the transaction, the amended Filgotinib Agreement between Galapagos and Gilead was assigned to Alfasigma.

104
Galapagos NV Annual Report 2025

CORPORATE GOVERNANCE On January 8, 2025, in connection with an intended separation of our Company into two publicly traded entities, in which we would spin out a newly to be formed company (SpinCo), we and Gilead entered into a separation agreement to restructure our existing relationship. In May 2025, following regulatory and market developments, we re-evaluated the proposed separation and decided to evaluate all strategic alternatives for the cell therapy business, including a potential divestiture. To facilitate this process, we and Gilead entered into a cell therapy royalty and waiver agreement in July 2025, pursuant to which Gilead agreed to waive its rights under the OLCA with respect to all of our cell therapy R&D activities and programs. After a thorough evaluation of all available options and a comprehensive sale process for the cell therapy business, the Board announced in October 2025 its intention to wind down the cell therapy activities, subject to the conclusion of works council consultations in Belgium and the Netherlands. We ultimately determined not to pursue the proposed separation, and, following completion of these consultations, in January 2026, we initiated a wind-down of our cell therapy activities. Terms of the Gilead equity investment As part of the OLCA, Gilead entered into a share subscription agreement with us. On August 23, 2019, Gilead subscribed to 6,828,985 new Galapagos shares at a price of €140.59 per share, which included an issuance premium. Subject to the approval of a Galapagos’ shareholders’ meeting and certain other conditions, Gilead has the right under the terms of the share subscription agreement to have two designees appointed to our Board of Directors. The Board members Mr. Devang Bhuva and Dr. Linda Higgins are representatives of Gilead. The EGM of October 22, 2019 approved the issuance of a warrant to Gilead, known as Warrant A, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 25.1% of the issued and outstanding shares of the Company. Warrant A expires one year after the issue date and the exercise price per share is €140.59. On November 6, 2019, Gilead exercised Warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. On October 22, 2019, Gilead was also issued another warrant, known as the initial Warrant B, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 29.9% of the issued and outstanding shares of the Company. Pursuant to this warrant, the exercise price per share will be the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of the Galapagos shares as traded on Euronext Brussels and Euronext Amsterdam, preceding the date of the exercise notice with respect to such exercise, and (ii) €140.59. The initial Warrant B expired on August 23, 2024. It was agreed between us and Gilead that, between 57 and 59 months from August 23, 2019, subject to and upon approval by the Company’s Shareholders’ Meeting, we would issue a warrant with substantially similar terms, including exercise price, to the initial Warrant B. The EGM of April 30, 2024 approved the issuance of this warrant to Gilead. This subsequent Warrant B will expire five years after the date that the warrant is issued. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership then diluted to 25.35% at December 31, 2025, due to capital increases resulting from the exercise of subscription rights under employee subscription right plans from 2020 to 2023. Gilead is subject to certain standstill restrictions until ten years following the closing, which occurred on August 23, 2019. Among other things, during this time Gilead and its affiliates and any party acting in concert with them may not, without our consent, acquire voting securities of Galapagos exceeding more than 29.9% of the then issued and outstanding voting securities, and Gilead may not propose a business combination with or acquisition of Galapagos. The standstill restrictions are subject to certain exceptions as provided in the share subscription agreement. Pursuant to the terms of the share subscription agreement, Gilead also agreed to certain lock-up provisions. They shall not, and shall cause their affiliates not to, without our prior consent, dispose of any equity securities of Galapagos prior to the second anniversary of the closing (August 23, 2019). During the period beginning on the date that is two years following the closing until the date that is five years following the closing, Gilead and its affiliates shall not, without our prior consent, dispose of any equity securities of Galapagos if after such disposal they would own less than 20.1% of the then issued and

CORPORATE GOVERNANCE outstanding voting securities of Galapagos. The lock-up restrictions are subject to certain exceptions as provided in the share subscription agreement and may terminate upon certain events. In April 2021, we and Gilead agreed to amend the share subscription agreement to extend the full lock-up of all of Gilead’s securities of Galapagos for a period of five years until August 22, 2024. In 2022, Gilead and Galapagos agreed to amend the share subscription agreement for conformity with the change from a two-tier to a one-tier governance system by Galapagos. In January 2025, we and Gilead agreed to amend the share subscription agreement in the framework of the intended separation, whereby the amended share subscription agreement would be assigned to the newly formed SpinCo as of the effective date of the separation. In May 2025, following regulatory and market developments, we, Galapagos, ultimately determined not to pursue the proposed separation, and in January 2026, we initiated a wind-down of our cell therapy activities. Terms of the global R&D collaboration with Gilead Under the OLCA, we would fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead would have the option to acquire an exclusive commercial license to the compound in all countries outside of Europe. If an option were exercised, Gilead and we would co-develop the compound and share costs equally. Gilead would maintain option rights to our programs through the ten-year term of the OLCA. For all programs resulting from the collaboration (other than GLPG1972 and GLPG1690), Gilead would make a $150 million opt-in payment per program and would owe no subsequent milestones. We would receive tiered royalties ranging from 20 – 24% on net sales of all our products licensed by Gilead in countries outside of Europe as part of the agreement. For GLPG1972, Gilead declined to exercise its option under the collaboration agreement in November 2020. In February 2021, the development of GLPG1690 (ziritaxestat) was discontinued. In January 2025, in connection with an intended separation of our Company into two publicly traded entities, we and Gilead entered into a separation agreement to restructure our existing relationship. Within the framework of this intended separation, we and Gilead agreed to assign the OLCA to the newly formed SpinCo as of the effective date of the separation. In connection with the separation, we would have been released from the collaboration and would have had full global development and commercialization rights to our pipeline, which would no longer be subject to Gilead’s opt-in rights under the OLCA, subject to payment of single digit royalties to Gilead on net sales of certain products, subject to customary reductions and adjustments. Gilead further agreed to waive its rights under the OLCA with respect to all of Galapagos’ and its affiliates’ small molecule R&D activities and programs. In May 2025, following regulatory and market developments, we re-evaluated the proposed separation and decided to evaluate all strategic alternatives for the cell therapy business, including a potential divestiture. To facilitate this process, we and Gilead entered into a cell therapy royalty and waiver agreement in July 2025, pursuant to which Gilead agreed to waive its rights under the OLCA with respect to all of our cell therapy R&D activities and programs. As a result, our cell therapy business is no longer subject to Gilead’s opt-in rights under the OLCA, subject to payment of (i) a single digit percentage payment on revenues derived from the divestment of our cell therapy programs and (ii) single digit royalties to Gilead on net sales of certain products, in each case subject to customary reductions and adjustments. This waiver permits us to wind down, license, divest, partner, or take other similar actions in respect of the cell therapy programs without Gilead’s consent or veto. After a thorough evaluation of all available options and a comprehensive sale process for the cell therapy business, the Board announced in October 2025 its intention to wind down the cell therapy activities, subject to the conclusion of works council consultations in Belgium and the Netherlands. Following the completion of these consultations, in January 2026, we initiated a wind-down of our cell therapy activities. Reference is made to Note 2. “Summary of Significant Transactions” for further details on the release in revenue related to the remaining deferred income balance under the OLCA.

CORPORATE GOVERNANCE Revised filgotinib collaboration with Gilead Under the terms of the new arrangement agreed in December 2020, we assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Gilead retains commercial rights and remains the marketing authorization holder for filgotinib outside of Europe, including in Japan, where filgotinib is co-marketed with Eisai. The transfer was subject to applicable local legal, regulatory and consultation requirements. Most activities transferred to us by December 31, 2021 and we completed the transition during 2022. The new arrangement was formalized in (1) the Transition and Amendment Agreement of April 3, 2021 pursuant to which Gilead transitioned the exploitation of filgotinib in Europe to us by the end of 2021, (2) the DIVERSITY Letter Agreement of September 6, 2021 pursuant to which we and Gilead agreed to transfer the sponsorship of and operational and financial responsibility for the ongoing DIVERSITY study and its long-term extension study (LTE study) from Gilead to us, and (3) the Second Amended and Restated License and Collaboration Agreement of December 24, 2021, amending and restating the existing collaboration agreement, which went into effect as of January 1, 2022. In March 2022, we and Gilead agreed to transfer the sponsorship of and the operational responsibility for the MANTA study, a safety study in men with moderately to severely active UC and CD to assess semen parameters while taking filgotinib, and its long-term extension, from Gilead to us. Since January 1, 2021, we bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-Ray, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, and the HUMBOLDT study in uveitis. These future development costs are borne in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement continued for the following studies: SELECTION and its LTE study in UC, DIVERSITY and its LTE study, DIVERGENCE 1 and 2 and their LTE studies and support for Phase 4 studies and registries in Crohn’s disease (CD), pediatric studies and their LTE studies in RA, UC and CD, and support for investigator sponsored trials in IBD. In September 2021, we and Gilead agreed to transfer the sponsorship of the DIVERSITY study and its LTE study from Gilead to us. The transfer was intended to be completed by June 30, 2022 and was completed by March 2023. From April 1, 2022, we are solely responsible for all development costs for the DIVERSITY study and its LTE study. In March 2022, we and Gilead agreed to transfer the sponsorship of the MANTA study and its LTE study from Gilead to us, which transfer was largely completed by December 31, 2022. All commercial economics on filgotinib in Europe transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8 to 15 percent of net sales in Europe to Gilead, starting in 2024. In connection with the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead agreed to irrevocably pay us €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021, an additional €75 million in April 2021 and €50 million in 2022. Furthermore, Gilead made a one-time payment of $15 million to us in 2022 in consideration for us assuming responsibility for the DIVERSITY study. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead’s global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $275 million and sales-based milestone payments of up to $600 million.

CORPORATE GOVERNANCE On March 28, 2022 filgotinib was approved by the Japanese Ministry of Health, Labour and Welfare for UC, for which we received a $20.0 million (€18.2 million) regulatory milestone payment from Gilead in May 2022. In March 2022, we and Gilead agreed to further amend the collaboration by adding the following countries to the Galapagos territory: Andorra, San Marino, Monaco, and Vatican City. In October 2023, we and Gilead agreed to further amend the collaboration. We and Gilead agreed to terminate the existing 50/50 global development cost sharing arrangement, with us bearing the costs going forward, and to terminate Galapagos’ obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments. Effective January 31, 2024, following the closing of the transaction between Galapagos and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma, we assigned our rights and obligations under the filgotinib collaboration to Alfasigma, except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and Galapagos entered into in October 2023. Our Remuneration Policy A revised remuneration policy applies as from January 1, 2024, after approval by the AGM held on April 30, 2024. Such document is available on our website.

CORPORATE GOVERNANCE Remuneration Report Introduction 2025 was a defining year for Galapagos, marked by decisive moves to transform the Company and its portfolio, alongside the recruitment and appointment of new senior leadership and members of the Board of Directors. Following a comprehensive review of strategic alternatives and a reassessment of our long-term priorities, Galapagos initiated a transformation aimed at refocusing the organization, strengthening capital discipline, and positioning the Company for long-term value creation. In January 2025, we announced a plan to separate into two publicly traded entities, allocating the majority of available cash to a newly established company focused on pipeline development through strategic transactions. As the year progressed, evolving market conditions and regulatory feedback led the Board of Directors to reassess this approach. In May 2025, a new Chief Executive Officer was appointed to lead a strategic alternatives process for the cell therapy activities, assessing strategic alternatives, including a potential divestiture. After a thorough evaluation of all available options and a comprehensive sale process for the cell therapy business, the Board announced in October 2025 its intention to wind down the cell therapy activities, subject to the conclusion of works council consultations in Belgium and the Netherlands. Following completion of these consultations, the Board of Directors decided in January 2026 to initiate the wind-down of the cell therapy activities. Supported by a strong balance sheet of approximately €3.0 billion in cash and financial investments as of year-end 2025, we believe Galapagos is well positioned to transform into a streamlined organization aimed at building a value-driven pipeline through targeted acquisitions, partnerships, and licensing transactions in areas of high unmet medical need. The Company intends to deploy its available capital in a disciplined manner and to be positioned for long-term value creation. In this context of ongoing transformation, the Remuneration Committee and the Board of Directors remain committed to ensuring that the remuneration framework supports Galapagos’ strategic reset. This approach continues to align leadership and employee incentives with long-term shareholder value creation, support the attraction and retention of key talent, and uphold high standards of governance and transparency. The objective of our Remuneration Policy is to attract, engage, and retain the diverse qualified and expert individuals we need to pursue our strategic and operational objectives, whilst reinforcing our culture and sustainability ambitions for the benefit of patients, our people, and the planet. Our specific goals for remuneration are: to offer competitive opportunities for talented employees by benchmarking against appropriate peer groups; to incentivize exceptional and sustainable performance, aligned with corporate achievements; to provide differential rewards based on individual performance; to avoid differentiation on any grounds except for performance and other proper factors; and to reinforce an open, and equitable culture. Our current Remuneration Policy was prepared in accordance with the BCCA and the 2020 Code. The Remuneration Policy was approved by the Board of Directors on March 26, 2024, upon recommendation of the Remuneration Committee, and submitted to the AGM on April 30, 2024. The Remuneration Policy was approved by Galapagos’ shareholders at this 2024 AGM with 87.13% of shareholder votes. The Remuneration Policy became effective from January 1, 2024 and applies to this reporting year beginning on January 1, 2025. This Remuneration Report must be read together with the Remuneration Policy which, to the extent necessary, should be regarded as forming part of this Remuneration Report. The remuneration granted to the members of the Board of Directors and the Executive Committee with respect to financial year 2025 is in line with the Remuneration Policy, unless otherwise stated. We encourage an open and constructive dialogue with our shareholders to discuss our approach to governance, including remuneration, and to understand what they consider best practices. We have carefully considered the feedback received and have reviewed our remuneration practices. The results of these efforts have led to a greater level of detail in this

Galápagos
CORPORATE GOVERNANCE

Remuneration Report and the approved 2024 Remuneration Policy. We are committed to continually reviewing and improving our Remuneration Policy and reporting practices.

Remuneration for the Board of Directors

Remuneration Structure Components

In accordance with our Remuneration Policy and the decision of the AGM of April 30, 2024, the Board of Directors fee levels applicable for financial year 2025 were as set out in the table below. Note that the remuneration of the Directors does not include any variable remuneration or benefits, except for tax filing and administrative support in respect of Galapagos' remuneration and insurance coverage for their activities as Directors in the performance of their duties.

Role	Annual cash fee	Annual cash fee level to acquire GLPG shares[1]
Chair[2]	€110,000	€110,000
Lead Non-Executive Director[3]	€75,000	€75,000
Non-Executive Director[4]	€55,000	€55,000
Committee Chair	€20,000	N/A
Committee member	€15,000	N/A

[1] The Non-Executive Directors receive an additional cash compensation equal to the amount of their fixed annual cash remuneration (not taking into account fees for Committee membership and Chairmanship) subject to the commitment by each Non-Executive Director to use the net portion (after taxation) of such cash remuneration to purchase shares of Galapagos in the open market within a set period of time after receipt of such cash remuneration. The shares that each Director so acquires must be held until at least one year after the Director leaves the Board of Directors and at least three years after the time of acquisition. This additional cash compensation constitutes the equivalent of the equity component of the members of the Board of Directors' remuneration, as recommended by section 7.6 of the 2020 Code.

[2] The Chair fees were only payable as of May 12, 2025, when the newly appointed Chair (Jérôme Contamine) became entitled to the Chair compensation. Prior to this date, the CEO at the time (Stoffels IMC BV, permanently represented by Dr. Paul Stoffels) was remunerated solely for the performance of his executive functions as CEO and was not entitled to any additional remuneration for his mandates as Chair of the Board of Directors and Committee member.

[3] The Lead Non-Executive Director fees were only payable until May 12, 2025, when the role ceased to be required under the Company's Corporate Governance Charter once the CEO and Chair mandates were no longer combined.

[4] The CEO, Henry Gosebruch, in office as of May 12, 2025, is remunerated solely for the performance of his executive functions as CEO and is not entitled to any additional remuneration for his mandate as an Executive Director.

2025 Remuneration

In accordance with our Remuneration Policy and the decision of the AGM of April 30, 2024, the effective remuneration of the members of the Board of Directors for the exercise of their mandate during the financial year ending December 31, 2025 is as set out in the following table:

Directors	Board of Directors				Audit Committee		Nomination Committee		Remuneration Committee		Science and Development Committee[1]		Transaction Committee[1]		Ad-hoc Committee[2]	TOTAL REMU-NERATION
	Cash remuneration		Equity-based remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration	
	Chair	Member	Cash granted to acquire GLPG shares[3]	Acquired GLPG shares[3]	Chair	Member	Chair	Member	Chair	Member	Chair	Member	Chair	Member	Member	
Mr. Jérôme Contamine[4]	€70,110	€27,198	€97,400	1559	€7,857	€6,621		€15,000		€12,514				€2,486	€1,803	€240,988
Mr. Henry Gosebruch[5]		N/A	N/A	N/A												N/A

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Galapagos NV Annual Report 2025

Galápagos
CORPORATE GOVERNANCE

Directors	Board of Directors				Audit Committee		Nomination Committee		Remuneration Committee		Science and Development Committee[1]		Transaction Committee[1]		Ad-hoc Committee[2]	TOTAL REMU-NERATION
	Cash remuneration		Equity-based remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration	
	Chair	Member	Cash granted to acquire GLPG shares[3]	Acquired GLPG shares[3]	Chair	Member	Chair	Member	Chair	Member	Chair	Member	Chair	Member	Member	
Mrs. Jane Griffiths[6]		€23,465	€23,650	378		€6,399	€5,978			€6,399			€3,315			€69,207
Mr. Peter Guenter[7]		€31,535	€31,350	501	€1,467	€8,036										€72,388
Dr. Neil Johnston[8]		€9,117	€10,098	137	€3,315											€22,530
Dr. Susanne Schaffert[9]		€45,883	€45,650	730							€16,685					€108,218
Stoffels IMC BV[10]	N/A		N/A	N/A				N/A				N/A				N/A
Mr. Simon Sturge[11]		€31,535	€31,350	501		€8,601				€8,601					€1,803	€81,889
Dr. Elisabeth Svanberg[12]		€45,883	€48,069	686			€14,022		€16,685			€12,514			€1,803	€138,975
Mrs. Dawn Svoronos[13]		€23,465	€23,650	375	€1,793	€5,054			€3,315							€57,278
Mr. Devang Bhuva[14] [15]		N/A	N/A	N/A										N/A		N/A
Mr. Andrew Dickinson[15] [16]		N/A	N/A	N/A												N/A
Dr. Linda Higgins[15]		N/A	N/A	N/A						N/A		N/A				N/A
Mr. Oleg Nodelman[17]		N/A	N/A	N/A				N/A						N/A		N/A

[1] The Transaction Committee replaced the Science and Development Committee as of November 1, 2025. The Transaction Committee provides input and advice to the Board of Directors on matters relating to the Company's business development strategy.

[2] In accordance with Section 7:97 §3 of the BCCA, the procedure for related party transactions was applied in connection with (i) the proposed separation of Galapagos into two entities and the transactions associated therewith, as announced by press release of January 8, 2025, and (ii) the entering into the cell therapy royalty and waiver agreement with Gilead, giving Galapagos full global development and commercialization rights to its cell therapy business, as announced by press release of July 23, 2025. An Ad-hoc Committee was established in January 2025 in connection with the proposed separation, and consequently in a separate Ad-hoc Committee was established from June 16, 2025 to July 22, 2025 was in connection with the Gilead transaction. Both Ad-hoc Committees were composed of the following Directors: Elisabeth Svanberg, Jérôme Contamine and Simon Sturge. The fees received for their membership of these Committees during financial year 2025 are set out in the above table.

[3] The Company grants a gross amount equal to the respective Board member's annual cash remuneration, to use the net portion (after taxes) to acquire shares of Galapagos in the open market. Acquisitions of Galapagos' shares by the Board members via different brokers can result in a different number of acquired shares due to applicable transaction costs.

[4] Lead Non-Executive Director until May 12, 2025, and Chair of the Board of Directors as of May 12, 2025.
Chair of the Audit Committee until June 22, 2025 and member of the Audit Committee until October 31, 2025. Member of the Remuneration Committee until October 31, 2025. Member of the Transaction Committee as of November 1, 2025.

[5] Executive Director as of May 12, 2025. Mr. Henry Gosebruch, Galapagos' CEO, does not receive any remuneration for his Board mandate.

[6] Director as of July 28, 2025. Member of the Audit Committee and Remuneration Committee as of July 28, 2025. Chair of the Nomination Committee as of September 13, 2025. Chair of the Transaction Committee as of November 1, 2025.

[7] Director until July 28, 2025. Member of the Audit Committee until June 22, 2025 and Chair of the Audit Committee from June 23, 2025 until July 27, 2025.

[8] Director and Chair of the Audit Committee as of November 1, 2025.

[9] Director and Chair of the Science and Development Committee until October 31, 2025.

[10] Stoffels IMC BV is permanently represented by Dr. Paul Stoffels. Chair of the Board of Directors until May 12, 2025. Member of the Nomination Committee and Science and Development Committee until May 12, 2025. Stoffels IMC BV did not receive any remuneration for its mandates as Chair of the Board of Directors or Committee member.

[11] Director until July 28, 2025. Member of the Audit Committee and Remuneration Committee until July 28, 2025.

[12] Director until October 31, 2025. Chair of the Nomination Committee until September 13, 2025. Chair of the Remuneration Committee and member of the Science and Development Committee until October 31, 2025.
To correct an administrative oversight, Galapagos made an additional payment of €42,451 to Elisabeth Svanberg in respect of outstanding Swiss social security employee contributions. This amount (excluding late-payment penalties, interests and gross-up) represented 6 to 7.5% of her annual remuneration from the beginning of her Board mandate in 2020 until the end of 2024. The applicable conversion rate is 1 CHF = 1.073 EUR.

[13] Director as of July 28, 2025. Member of the Audit Committee as of July 28, 2025. Chair of the Audit Committee between September 29, 2025 and October 31, 2025. Chair of the Remuneration Committee as of November 1, 2025.

[14] Director as of November 1, 2025.

[15] Mr. Bhuva, Mr. Dickinson and Dr. Higgins, all Gilead representatives, do not receive any remuneration for their mandate as members of the Board of Directors or any Committee.

[16] Director until October 31, 2025.

[17] Mr. Nodelman, as Ecor1 representative, does not receive any remuneration for his mandate as member of the Board of Directors or any Committee.

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Galapagos NV Annual Report 2025

CORPORATE GOVERNANCE Remuneration for Executive Committee Members Peer Groups As previously disclosed in the 2023 and 2024 Remuneration Report, a peer group and benchmarking exercise for Executive Committee roles was completed between late 2022 and early 2023. Both European and U.S. peer groups were found to be appropriate given the talent pool for the Executive Committee extends to both Europe and the U.S., with the majority of our competitors based in the U.S. The peer groups listed below consist of publicly listed biotechnology and pharmaceutical companies, selected at that time considering size, international growth ambitions and, to the extent possible, business model, lifecycle stage and therapeutic areas. These benchmarks supported the Board, upon recommendation of the Remuneration Committee, in its decision-making in 2025, also taking into account Galapagos’ strategic context and requirements, company performance, individual performance and skills as well as broader workforce considerations. The Remuneration Committee looks at each Executive Committee member’s home market as the primary reference point with consideration also given to the international talent market in which they operate, have operated or could operate. The Remuneration Committee strives to take a balanced and responsible approach, in particular with long-term incentives where competitive practice on quantum and structure can vary significantly between the U.S. and elsewhere. European peers U.S. peers Alkermes Plc Agios Pharmaceuticals Inc Argenx SE Amicus Therapeutics Inc Ascendis Pharma A/S Exelixis Inc Genmab A/S FibroGen Inc Idorsia Ltd Ionis Pharmaceuticals Inc Immunocore Holdings PLC Ironwood Pharmaceuticals Inc Ipsen SA Kymera Therapeutics Inc Jazz Pharmaceuticals PLC Ligand Pharmaceuticals Inc MorphoSys AG Nektar Therapeutics Swedish Orphan Biovitrum AB Neurocrine Biosciences Inc Uniqure NV SAGE Therapeutics Inc Sarepta Therapeutics Inc United Therapeutics Corp Vir Biotechnology Inc Finally, the BEL20 (the benchmark stock market index of Euronext Brussels) general industry peer group (excluding financial services companies) is considered to ensure there is an understanding of the local Belgian listed market given the location of our headquarters. However, given the international nature of our executive leadership and specific sector considerations, it is not the only reference to inform our pay policy. In 2025, as part of the ongoing strategic transformation of the Company, we determined to focus on strategic business development transactions and adjusted our pipeline prioritization strategy and resource allocation to enable targeted acquisitions, partnerships, and licensing transactions in the area of high unmet medical need. As part of this strategic transformation, Galapagos intends to review and update the applicable European and U.S. peer groups in 2026 to ensure alignment with the Company’s reorientation, evolving strategy and business plan.

Galápagos
CORPORATE GOVERNANCE

In addition, the Company's Remuneration Committee, conducted external benchmarking in 2025, engaging a leading independent U.S. remuneration consultant, as an initial step ahead of a broader benchmarking exercise the Company intends to conduct in 2026, to support the determination of the remuneration packages for newly recruited Executive Committee and Management Committee members. Going forward, the Remuneration Committee intends to consider the use of independent external remuneration advice, as appropriate, to support the ongoing determination and review of remuneration packages.

2025 Remuneration Summary

In accordance with our Remuneration Policy, the remuneration of the members of the Executive Committee for the exercise of their mandate during the financial year ending December 31, 2025 was as set out in the following table:

Executive Committee	Fixed remuneration			Variable remuneration			TOTAL REMUNERATION	Proportion of fixed and variable remuneration
					Multi-year variable			
	Base salary	Other components[1]	Pension	Short term bonus[2]	Vested RSUs[3]	Granted SRs[4]		
Henry Gosebruch[5]	€427,888	€13,630	€14,682	€478,731	€0	€101,750	€1,036,682	Fixed: 44% Variable: 56%
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels[6]	€286,000	€0	€0	€162,883	€2,119,077	€0	€2,567,960	Fixed: 11% Variable: 89%
Other ExCom members[7]	€1,316,097	€108,353	€201,488	€968,281	€2,020,737	€0	€4,614,956	Fixed: 35% Variable: 65%

[1] Other components are the value of the benefits and perquisites awarded, such as a company car, tax advisory and administrative services and health and disability insurance.

[2] The one-year variable is the short-term cash bonus awarded to each Executive Committee member in respect of 2025 and paid in March 2026. Additionally, exceptional bonuses to certain Executive Committee members, including the CEO, in respect of 2025 and paid in 2025 or 2026 (being (i) retention bonuses to ensure business continuity during the Company's strategic transformation, and (ii) sign-on bonuses in connection with the recruitment of new Executive Committee members) have been included in the amount set out in the table above. Reference is made to the Section "Joining Arrangements".

[3] During financial year 2025 RSUs vested under RSU plans 2021.I, 2021.II, 2022.I, 2022.II, 2023.I, 2023.II, 2024.I and 2025.V and pay-outs occurred accordingly to the Executive Committee members.

[4] The value of the subscription rights (SRs) granted during the financial year 2025 is calculated by comparing the exercise price with the average share price of the share as quoted on Euronext Brussels and Amsterdam during the financial year 2025.

[5] CEO as of May 12, 2025. All USD-denominated amounts of remuneration paid have been converted using the January 31, 2026 exchange rate (1 USD = 0.839 EUR).

[6] CEO until May 12, 2025.

[7] The other members of the Executive Committee are Aaron Cox (CFO as of July 7, 2025), Fred Blakeslee (General Counsel as of October 16, 2025), Annelies Missotten (CHRO until December 31, 2025), Valeria Cnossen (General Counsel until October 16, 2025) and Thad Huston (CFO until July 31, 2025). All USD-denominated amounts of remuneration paid have been converted using the January 31, 2026 exchange rate (1 USD = 0.839 EUR).

Pursuant to the applicable Belgian legislation, the remuneration of the CEO is disclosed on an individual basis and the remuneration of the other Executive Committee members is disclosed on an aggregated basis (except for equity-based remuneration, which is disclosed on an individual basis for all members of the Executive Committee). On May 12, 2025, the mandate of the then-CEO, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, came to an end and Mr. Henry Gosebruch was appointed as his successor. For this reason, both CEOs are included in the overview above.

Fixed Remuneration

Base Salaries

Base salary is set to reflect responsibilities, relevant experience and competence, and market rates for equivalent positions. Base salary is disclosed individually for the CEO and in aggregate for the other members of the Executive Committee in the total remuneration table above.

Pension and Other Components

In addition, the members of the Executive Committee are provided with various benefits in line with our Remuneration Policy such as a retirement plan, insurance programs (including life insurance, disability and health), company cars and the provision of certain tax and administrative services. The pension and other components of the remuneration of each Executive Committee member are summarized in the total remuneration table above.

113
Galapagos NV Annual Report 2025

CORPORATE GOVERNANCE Short-Term Variable Remuneration Upon recommendation of the Remuneration Committee, the Board of Directors determined an overall achievement of 90% (out of a maximum of 125%) against the 2025 corporate objectives. In arriving at this determination, the Board considered performance against objectives set (highlights of which are set out in the table below), management of unforeseen developments as well as achievements towards our long-term strategic goals. The 2025 corporate objectives were approved in March 2025. Following the strategic redirection and the initiation of a strategic review process to assess alternatives for the Company’s cell therapy business, announced in May 2025, the Board of Directors approved an update to the corporate objectives for the second half of the year to reflect the strategic refocus. The corporate objectives for the first half of 2025 focused on: Intended separation into two publicly traded entities: (i) a newly formed company which would focus on building a pipeline of innovative medicines through transformational transactions, and (ii) Galapagos, which would continue to focus on its cell therapy activities. Implementing a strategic reorganization related to the planned separation, resulting in the discontinuation of the small molecule discovery programs, the resizing of the Company, and the initiation of business development activities to seek partners for GLPG3667, the Company’s TYK2 program. Business enablers (cash burn, people, HR and ESG) Advancing the cell therapy R&D portfolio The corporate objectives for the second half of 2025 focused on: Implementing the ongoing strategic reorganization related to the discontinuation of the small molecule discovery programs and partnering TYK2 Business enablers (cash burn, people, HR and ESG) Continuing to advance the cell therapy R&D portfolio, while evaluating strategic alternatives. Finding strategic alternatives for cell therapy and optimizing value of key remaining non-cell therapy assets Executing the Company’s new strategic direction, focused on building a pipeline of innovative medicines through transformational transactions

Galápagos
CORPORATE GOVERNANCE

2025 Corporate Objectives

H1 2025 Corporate Objectives

Intended separation into two publicly traded entities
• 50% target weighting in H1.
• 25% weighted achievement in H1.

Intended separation

- Planned Separation

- Preparations were ongoing for a listing mid-year. However Galapagos decided to re-evaluate the implementation following regulatory and market developments.

Implementation of strategic reorganization related to the planned separation, discontinuation of small molecules, intention to partner TYK2, and focus on cell therapy, and focus on business enablers
• 20% target weighting in H1 and 16.5% in H2.
• 22% weighted achievement in H1, 18% in H2.

Restructuring

- Execute on the planned reorganization

- The restructuring as announced in January 2025 has been substantially completed within budget.

Small molecules

- Find partners for small molecule assets (Discovery assets + TYK2)
- Execute on TYK2 trials

- Find partners for small molecule assets (Discovery assets + TYK2)
- Execute on TYK2 trials

Cash burn

- Strict management of cash following the business plan

- Cash management remained disciplined, with a year-end cash position of €2.998bn.

ESG

- Execute sustainability plans and mature CSRD reporting

- CSRD reporting was further matured.

People

- Employee retention where needed

- Focus on employee retention to ensure continuity of operations..

Advancing the cell therapy R&D portfolio
• 30% target weighting in H1 and 16.5% in H2.
• 30% weighted achievement in H1 and 16% in H2.

Clinical programs

- Advance GLPG5101 in refractory/relapsed mantle cell lymphoma (MCL)
- Hold end-of-phase 2 (EOP2) meeting with FDA for GLPG5101 in MCL to support start of pivotal trial
- Evaluate best-in-class potential for GLPG5301 in MM

- Positive outcome from FDA EOP2 meeting for GLPG5101 in MCL and EMA scientific advice received.
- New clinical data for GLPG5101 presented at ASH 2025 for MCL with 96% complete response rate (n=24).
- Obtained RMAT designation for GLPG5101 for MCL
- Best-in-class evaluation for GLPG5301 completed with competitive results.

115
Galapagos NV Annual Report 2025

Galápagos
CORPORATE GOVERNANCE

2025 Corporate Objectives

(continued)

Discovery programs

- Start clinical trials for next-generation assets
- Advance our next-generation portfolio

- The lead early-stage pipeline asset, a dual-targeted armed CAR-T, was advanced. The investigator-initial trial (IIT) start was on track for Q4 2025, however, following the announcement of the intention to wind down cell therapy activities, the decision was made not to start this trial.
- An additional pre-clinical candidate, an armed CAR-T targeting solid tumors, was nominated.

Cell therapy manufacturing network

- Build pivotal manufacturing network
- Being pivotal ready from a CMC point of view
- Enhance operational efficiency

- Pivotal manufacturing network successfully built out prior to the decision to discontinue cell therapy activities.
- Pivotal (CMC) processes were locked timely to enable pivotal qualification.
- We enhanced operational efficiency across clinical manufacturing, DMU onboarding, material management and lab operations, 18 out of the 20 initiatives were implemented.

Quality

- Ensure high quality standards

- We continued to enhance our GxP compliance and strengthen our quality culture, including various successful inspections, implementation of process improvements and improved our training compliance.

Business development in cell therapy

- Execute multiple acquisitions in cell therapy

- We evaluated various deals in cell therapy, but due to the announcement in May 2025 to evaluate the strategic options for cell therapy, this process was stopped.

H2 2025 Corporate Objectives

Finding strategic alternatives for cell therapy & optimizing value of key remaining non-cell therapy assets
- 33% target weighting in H2.
- 32% weighted achievement in H2.

Strategic alternatives for cell therapy & optimization of non-cell therapy assets

- Exploring strategic options for cell therapy, including preparing for divestiture of cell therapy assets and pipeline. The overarching goal is to maximize cash.
- Optimizing value of key remaining non-cell therapy assets (e.g., TYK2, Jyseleca royalties)

- Strategic alternatives for cell therapy were evaluated, concluding with the intention to wind down cell therapy activities announced on October 2025.
- Expected cash operating costs in Q1 2026 of approximately €50 million, one-time restructuring cash impact of €125 to €175 million in 2026 and €35 to €40 million cash costs for final implementation of the restructuring announced in January 2025.
- Continued focus on optimizing value of remaining non-cell therapy assets.

Strategy for the new business to build a new pipeline through transformational transactions
- 33% target weighting in H2.
- 39% weighted achievement in H2.

Business development strategy for new business

- Build new business development team
- Align on strategic plan for business development
- Bring a number of potential viable deals to the Board of Directors

- Senior management for the execution of the new strategy in place since August 2025.
- Strategic plan aligned and endorsed by the Board of Directors.
- Progressing deal funnel in place.

The Board of Directors, upon recommendation of the Remuneration Committee, determined an overall corporate achievement of 90% for the Executive Committee for financial year 2025. This outcome reflects a 77% achievement for the first half of the year and 104% for the second half.

116
Galapagos NV Annual Report 2025

CORPORATE GOVERNANCE The Board-approved 90% corporate funding level for 2025 achievements is applicable to the wider Galapagos workforce for their bonus funding. The Board considered this level of funding for the CEO, upon recommendation of the Remuneration Committee, and for the other Executive Committee members, upon proposal of the CEO, together with the individual performance of Executive Committee members, in order to determine the individual annual bonus outcomes for 2025 set out in the total remuneration table above. These 2025 annual bonuses will be paid in March 2026. Long-Term Variable Remuneration The total remuneration table above under Section “2025 remuneration summary” sets forth the following: The value of the RSUs vested and paid out in 2025 for each member of the Executive Committee. During 2025, there were RSU vestings under seven different RSU plans: Plan 2021.I, Plan 2021.II, Plan 2022.II, Plan 2023.I, Plan 2023.II, Plan 2024.I and Plan 2025.V. The pay-outs to the Executive Committee members occurred accordingly and the amount for the CEO and aggregate amounts for the other Executive Committee members are set forth in the total remuneration table above. The value of the subscription rights granted during the financial year 2025 calculated by comparing the relevant exercise price with the average share price of the share as quoted on Euronext Brussels and Amsterdam during the financial year 2025. In determining the equity awards made to the Executive Committee members in the financial year 2025, including the sign-on equity awards to Executive Committee members appointed in 2025, the Board considered a number of factors in 2025, including Company performance and reorientation, individual performance and ability to drive future value creation in the context of the ongoing business transformation, the overall retention value of (past) equity awards and competitive levels of equity compensation for similarly positioned executives based on analysis of market data from our disclosed peer groups. As a result, the following equity awards were made to Executive Committee members in financial year 2025: 925,000 Subscription rights under Subscription Right Plan 2025 (A) were granted to the CEO; 585,000 subscription rights under Subscription Right Plan 2025 (B) were granted to two other Executive Committee members appointed in 2025; 29,924 RSUs under RSU Plan 2025.V and 400,000 RSUs under RSU Plan 2025.IV, of which 300,000 were granted to the CEO; and No Performance Stock Units (PSUs) have been awarded. Further reference is made to the Equity components of the remuneration section, which contains, among others, a description of the 2025 grant of subscription rights and RSUs. Further Information on Equity-Based Remuneration Subscription Rights Awarded, Exercised or Expired In 2025, we issued Subscription Right Plan 2025 (A) and Subscription Right Plan 2025 (B) for the benefit of the joining Executive Committee members. The final number of accepted subscription rights was enacted by the notarial deeds of June 12, 2025, August 22, 2025 and December 9, 2025. Under the plans, the subscription rights have a lifetime of eight years, an exercise price of €25.64, €28.16 and €26.75 respectively, and vest only and fully on the third anniversary of the deed of issuance (i.e., the notarial deed enacting the acceptance of the subscription rights). The subscription rights can in principle not be exercised prior to June 12, 2028, August 22, 2028 and December 9, 2028 respectively. Good and bad leaver rules apply in the event of termination prior to the end of the vesting period.

Galápagos
CORPORATE GOVERNANCE

As from January 1, 2020, we no longer grant any subscription rights to members of the Board of Directors, taking into account the stricter rules of the BCCA and provision 7.6 of the 2020 Code, which stipulates that Non-Executive Directors should not be entitled to receive stock options. Prior to 2020, members of the Board of Directors were granted subscription rights and hence the table below also contains a disclosure for the former Board member, Peter Guenter.

The table below sets out further information in relation to subscription rights granted to the Executive Committee and, historically, the Board of Directors:

	Plan[1]	Grant date	Vesting period	Exercise period	Exercise price	Number of SRs out-standing per 31/12/ 2025	Number of SRs exer-cisable per 31/12/ 2025	SRs offered & accepted during 2025	SRs exercised during 2025	SRs expired in 2025
Directors[2]										
Peter Guenter	WP 2019	12/07/2019	36 months 1/36 per month	01/01/2023 – 10/04/2027	€95.11	7,500	7,500		0	0
Executive Committee members										
Henry Gosebruch	SR Plan 2025 (A)	12/06/2025	100% 3 years after grant date	12/06/2028 – 12/06/2033	€25.64	925,000	0	925,000	0	0
Aaron Cox	SR Plan 2025 (B)	22/08/2025	100% 3 years after grant date	22/08/2028 – 22/08/2033	€28.16	350,000	0	350,000	0	0
Fred Blakeslee	SR Plan 2025 (B)	09/12/2025	100% 3 years after grant date	09/12/2028 – 09/12/2033	€26.75	235,000	0	235,000	0	0
Annelies Missotten	WP Plan 2018	18/06/2018	100% 3rd year after year of grant 01/01/2022	01/01/2022 – 18/04/2026	€79.88	26,000	26,000		0	0
	WP Plan 2019	12/07/2019	100% 3rd year after year of grant 01/01/2023	01/01/2023 – 10/04/2027	€95.11	20,000	20,000		0	0
	SR Plan 2020	16/06/2020	100% 3rd year after year of grant 01/01/2024	01/01/2024 – 17/04/2028	€168.42	15,000	15,000		0	0
	SR Plan 2021 BE	2/07/2022	100% 3rd year after year of grant 01/01/2025	01/01/2025 – 30/04/2029	€64.76	22,500	22,500		0	0
	SR Plan 2022 BE	7/07/2022	100% 3rd year after year of grant 01/01/2026	01/01/2026 – 06/05/2030	€57.46	18,000	0		0	0
	SR Plan 2023 BE	7/07/2023	100% 3rd year after year of grant 01/01/2027	01/01/2027 – 05/05/2031	€35.11	25,000	0		0	0
	SR Plan 2024 BE	3/07/2024	100% 3rd year after year of grant 01/01/2028	01/01/2028 – 16/05/2032	€26.90	30,000	0		0	0
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels	SR Plan 2022 (B)	25/03/2022	100% 3rd year after year of grant 01/01/2026	01/01/2026 – 25/01/2030	€50.00	1,000,000	0		0	0
	SR Plan 2023 BE	8/05/2023	100% 3rd year after year of grant 01/01/2027	01/01/2027 – 05/05/2031	€35.11	50,000	0		0	0
	SR Plan 2024 BE	17/05/2024	100% 3rd year after year of grant 01/01/2028	01/01/2028 – 16/05/2032	€26.90	75,000	0		0	0

118
Galapagos NV Annual Report 2025

Galápagos
CORPORATE GOVERNANCE

	Plan[1]	Grant date	Vesting period	Exercise period	Exercise price	Number of SRs out-standing per 31/12/2025	Number of SRs exer-cisable per 31/12/2025	SRs offered & accepted during 2025	SRs exercised during 2025	SRs expired in 2025
Valeria Cnossen	SR Plan 2022 BE	9/11/2022	100% 3rd year after year of grant 01/01/2026	01/01/2026 – 06/05/2030	€51.58	30,000	0		0	0
	SR Plan 2023 BE	28/08/2023	100% 3rd year after year of grant 01/01/2027	01/01/2027 – 05/05/2031	€35.11	25,000	0		0	0
	SR Plan 2024 BE	19/08/2024	100% 3rd year after year of grant 01/01/2028	01/01/2028 – 16/05/2032	€26.90	30,000	0		0	0
Thad Huston	SR Plan 2023 BE	28/08/2023	100% 3rd year after year of grant 01/01/2027	01/01/2027 – 05/05/2031	€38.58	200,000	0		0	0
	SR Plan 2024 BE	3/07/2024	100% 3rd year after year of grant 01/01/2028	01/01/2028 – 16/05/2032	€26.90	50,000	0		0	0

[1] Warrant Plan (WP) and Subscription Right Plan (SR Plan)
[2] Jérôme Contamine, Jane Griffiths, Neil Johnston, Susanne Schaffert, Simon Sturge, Elisabeth Svanberg and Dawn Svoronos do not have any subscription rights

At the end of 2025, Henry Gosebruch held 925,000 subscription rights, Aaron Cox held 350,000 subscription rights, Fred Blakeslee held 235,000 subscription rights and Annelies Missotten held 2,600 shares and 156,500 subscription rights.

RSUs Offered to, Vested or Expired for the Executive Committee Members

In 2025, certain Executive Committee members were offered new RSUs under the ExCom (B) RSU Long-Term Incentive Plan (the RSU Plan 2025.V). The RSUs under the RSU Plan 2025.V have a four-year vesting period, with 25% vesting each year and a first vesting date on May 1, 2026. In addition, the Executive Committee members appointed in 2025 received joining RSU grants under the ExCom (A) RSU Long-Term Incentive Plan (the RSU Plan 2025.IV). These RSUs have a three-year vesting period with cliff vesting (100%) on May 1, 2028. The members of the Executive Committee accepted all RSUs offered to them.

Each RSU represents the right to receive, at the Company's discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. However, in respect of Executive Committee members, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive.

No RSUs expired during financial year 2025. The table below sets forth further information in relation to RSUs offered and accepted by each Executive Committee member and vested and paid out during 2025:

Executive Committee member	Plan	Offer date	Vesting period	Vesting date	Number of RSUs offered and accepted	RSUs vested during 2025
Henry Gosebruch	Plan 2025.IV	16/06/2025	100% Three year cliff-vesting	01/05/2028	300,000	0
Aaron Cox	Plan 2025.IV	07/08/2025	100% Three year cliff-vesting	01/05/2028	60,000	0
Fred Blakeslee	Plan 2025.IV	19/11/2025	100% Three year cliff-vesting	01/05/2028	40,000	0

119
Galapagos NV Annual Report 2025

Galápagos
CORPORATE GOVERNANCE

Executive Committee member	Plan	Offer date	Vesting period	Vesting date	Number of RSUs offered and accepted	RSUs vested during 2025
Annelies Missotten	Plan 2021.I	05/05/2021	25%/year Four-year vesting period	01/05/2022 01/05/2023 01/05/2024 01/05/2025	1,488	372
	Plan 2021.II	06/05/2021	25%/year Four-year vesting period	01/05/2022 01/05/2023 01/05/2024 01/05/2025	2,708	677
	Plan 2022.I	03/05/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	1,776	444
	Plan 2022.II	05/05/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	2,980	745
	Plan 2023.I	08/05/2023	100% three years after offer date	08/05/2026	3,246	0
	Plan 2023.II	09/05/2023	25%/year Four-year vesting period	01/05/2024 01/05/2025 01/05/2026 01/05/2027	43,092	10,773
	Plan 2024.I	16/05/2024	25%/year Four-year vesting period	01/05/2025 01/05/2026 01/05/2027 01/05/2028	14,264	3,566
	Plan 2025.V	23/06/2025	25%/year Four-year vesting period	01/05/2026 01/05/2027 01/05/2028 01/05/2029	9,288	0
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels	Plan 2022.II	05/05/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	74,408	18,602
	Plan 2023.I	08/05/2023	100% three years after offer date	08/05/2026	9,695	0
	Plan 2023.II	09/05/2023	25%/year Four-year vesting period	01/05/2024 01/05/2025 01/05/2026 01/05/2027	129,276	32,319
	Plan 2024.I	16/05/2024	25%/year Four-year vesting period	01/05/2025 01/05/2026 01/05/2027 01/05/2028	178,476	44,619
Valeria Cnossen	Plan 2022.II	05/08/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	9,512	2,378
	Plan 2023.I	08/05/2023	100% three years after offer date	08/05/2026	4,309	0
	Plan 2023.II	09/05/2023	25%/year Four-year vesting period	01/05/2024 01/05/2025 01/05/2026 01/05/2027	43,092	10,773
	Plan 2024.I	16/05/2024	25%/year Four-year vesting period	01/05/2025 01/05/2026 01/05/2027 01/05/2028	26,740	6,685
	Plan 2025.V	23/06/2025	25%/year Four-year vesting period	01/05/2026 01/05/2027 01/05/2028 01/05/2029	20,636	0
Thad Huston	Plan 2023.II	15/06/2023	25%/year Four-year vesting period	01/05/2024 01/05/2025 01/05/2026 01/05/2027	50,544	12,636
	Plan 2024.I	16/05/2024	25%/year Four-year vesting period	01/05/2025 01/05/2026 01/05/2027 01/05/2028	80,036	20,009

120
Galapagos NV Annual Report 2025

CORPORATE GOVERNANCE Joining Arrangements Galapagos’ Remuneration Policy provides that the Remuneration Committee may recommend appropriate and balanced joining arrangements on a case-by-case basis, to enable Galapagos to attract, engage and retain the necessary caliber of executive talent. Such joining arrangements may deviate from the remuneration arrangements otherwise set out in the Remuneration Policy. Any such joining arrangements have to be discussed by the Remuneration Committee, which shall provide a recommendation to the Board of Directors. During 2025, the Board of Directors approved the following joining arrangements for newly appointed Executive Committee members, upon recommendation of the Remuneration Committee. The Remuneration Committee and Board of Directors determined that these arrangements were appropriate given the competitive hiring environment and represent balanced measures designed to support the Company’s efforts to attract and retain key executive talent: The Board of Directors approved a one-time sign-on transaction bonus for the CEO appointed in 2025, of up to $1.5M in cash. The bonus was linked to successful completion of a restructuring, divestiture or other transformational transaction involving the cell therapy business. To support objective decision-making, the Board of Directors approved a structured framework to evaluate bonus eligibility with as overarching objective maximizing shareholder value reflecting key financial and strategic factors. A first instalment of $225,000 became payable in 2025 following the Company’s announcement of October 21, 2025, of intention to wind down the cell therapy activities after the comprehensive strategic review process. A second instalment of $1,125,000 became payable in 2026 following the Board’s decision to initiate the wind-down of the cell therapy activities after completion of the consultations with works councils in Belgium and the Netherlands, as announced in the Company’s press release of January 5, 2026. The payment of both instalments was recommended by the Remuneration Committee and approved by the Board. The Board of Directors approved a one-time sign-on bonus for the CFO appointed in 2025 of up to $250,000 in cash, linked to his contribution to and the achievement of development objectives associated with the ongoing strategic transformation in 2025. In 2026, upon recommendation of the Remuneration Committee, the Board approved a bonus payment of $250,000. Furthermore, the Board approved enhanced change of control arrangements for the CFO and General Counsel who were appointed in 2025 as Executive Committee members. Under these arrangements severance compensation equal to twelve months’ base salary and immediate vesting of subscription rights (which is in line with the Remuneration Policy) and RSUs shall apply in the event of a termination following a change of control of Galapagos. The same provisions apply to the CEO. The Remuneration Policy already provides for such arrangements regarding the severance compensation and immediate vesting of subscription rights. The Board of Directors decided to extend the accelerated vesting to the RSUs held by the CEO.

Galápagos
CORPORATE GOVERNANCE

Evolution of Remuneration and Company Performance

The table below shows the annual change of remuneration of each Board member, the CEO and the other Executive Committee members (in aggregate), of the performance of the Company and of average remuneration on a full-time equivalent basis of Galapagos' employees, other than members of the Board of Directors and the Executive Committee, over the five most recent financial years.

Comparative table of remuneration and Company performance									
	2025	% change	2024	% change	2023	% change	2022	% change	2021
Director's remuneration[1]									
Executive Committee[2] [3]									
Henry Gosebruch[4]	€906,620	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	€1,036,682	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Stoffels IMC BV, permanently represented by Dr. Stoffels[5]	€448,883	-63%	€1,222,950	-3%	€1,256,250	40%	€900,000	N/A	N/A
	€2,567,960	-6%	€2,718,034	38%	€1,971,286	34%	€1,470,000	N/A	N/A
Other Executive Committee members[6]	€2,284,378	28%	€1,788,000	15%	€1,557,439	N/A	N/A	N/A	N/A
	€4,614,956	63%%	€2,829,736	56%	€1,810,198	N/A	N/A	N/A	N/A
Board of Directors[7] [8]									
Jérôme Contamine[9]	€143,588	23%	€116,690	17%	€100,000	47%	€68,131	N/A	N/A
	€240,988	31%	€183,440	22%	€150,000	47%	€102,131	N/A	N/A
Jane Griffiths[10]	€45,557	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	€69,207	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Peter Guenter[11]	€41,038	-40%	€68,338	5%	€65,000	0%	€65,000	0%	€65,000
	€72,388	-41%	€121,688	6%	€115,000	0%	€115,000	0%	€115,000
Neil Johnston[12]	€12,432	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	€22,530	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Susanne Schaffert[13]	€62,568	-10%	€69,221	117%	€31,849	N/A	N/A	N/A	N/A
	€108,218	-12%	€122,571	105%	€59,849	N/A	N/A	N/A	N/A
Mr. Simon Sturge[14]	€50,539	-36%	€79,052	330%	€18,369	N/A	N/A	N/A	N/A
	€81,889	-38%	€132,402	309%	€32,369	N/A	N/A	N/A	N/A
Dr. Elisabeth Svanberg[15]	€90,906	-16%	€108,338	22%	€88,753	37%	€65,000	0%	€65,000
	€138,975	-14%	€161,688	17%	€138,753	21%	€115,000	0%	€115,000
Dawn Svoronos[16]	€33,627	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	€57,278	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Company performance									
Financial KPIs (thousand of €, except for the stock price and number of employees)									
Operational Cash burn (-) / operational cash flow	-189,141	-49%	-373,961	-10%	-414,824	-19%	-513,774	-9%	-564,840
R&D expenditure[17]	-471,129	37%	-343,611	-180%	431,471	-16%	515,083	5%	491,707
Cash position on 31 Dec[18]	2,998,048	-10%	3,317,755	-10%	3,684,508	-10%	4,094,062	-13%	4,703,177
# of employees on 31 Dec[19]	452	-36%	704	-37%	1,123	-16%	1,338	2%	1,309
Stock price performance (Last trading day FY)	28.00	6%	26.52	-28%	36.99	-11%	41.35	-16%	49.22

122
Galapagos NV Annual Report 2025

Galápagos
CORPORATE GOVERNANCE

Comparative table of remuneration and Company performance									
	2025	% change	2024	% change	2023	% change	2022	% change	2021
Average remuneration of employees on FTE basis									
Employees of the Group[20]	€137,422	10%	€124,558	-1%	€125,920	2%	€123,958	21%	€102,471

(1) The Directors' remuneration overview contains for the CEO, other Executive Committee members and Directors two separate rows, whereby the first row sets out their cash remuneration, being the annual base salary, cash bonus and (if any) exceptional bonus, to enable the comparison with the average remuneration of employees on FTE basis, and the second row sets out their total remuneration, including equity-related remuneration such as granted SRs and vested RSUs.

(2) The first row shows the cash remuneration of the CEO and the other Executive Committee members, being the annual base salary, cash bonus and (if any) exceptional bonus. All USD-denominated amounts of remuneration paid have been converted using the January 31, 2026 exchange rate (1 USD = 0.839 EUR).

(3) The second row shows the total remuneration of the CEO and the other Executive Committee members, including equity-based remuneration such as RSUs vested and subscription rights granted during the year. The value of the subscription rights is calculated by comparing the exercise price of the subscription right plan with the average share price as quoted on Euronext Brussels and Amsterdam during the respective financial year. For example, for financial year 2025 the exercise price of the Subscription Right Plan 2025 (A) is compared with the average share price as quoted on Euronext Brussels and Amsterdam during the financial year 2025.

(4) CEO as of May 12, 2025.

(5) CEO until May 12, 2025.

(6) The other Executive Committee members during financial year 2025 are Aaron Cox (as of July 7, 2025), Fred Blakeslee (as of October 16, 2025), Annelies Missotten (until December 31, 2025), Thad Huston (until July 31, 2025) and Valeria Cnossen (until November 14, 2025). Their remuneration over the five-year period is included under the "Other Executive Committee members". Since the mandates of Thad Huston, Valeria Cnossen and Annelies Missotten started as of financial year 2023, we only mention data in the table as of financial year 2023.

(7) The first row shows the total cash remuneration of each member of the Board of Directors, being the Board fees. This table excludes the previous Chair, Stoffels IMC BV, who was not remunerated for its Board or Committee mandates, Devang Bhuva, Andrew Dickinson, and Linda Higgins, the Gilead Board representatives, and Oleg Nodelman, the Ecor1 representative, who are not remunerated for their Board and Committee mandates.

(8) The second row shows the total remuneration of each member of the Board of Directors, including equity-based remuneration such as subscription rights granted during the year. As from 1 January 2020, Galapagos no longer grants any subscription rights to members of the Board of Directors.

(9) Lead Non-Executive Director until May 12, 2025, and as of May 12, 2025 Chair of the Board of Directors.

(10) Director as of July 28, 2025.

(11) Director until July 28, 2025.

(12) Director as of November 1, 2025.

(13) Director until October 31, 2025.

(14) Director until July 28, 2025.

(15) Director until October 31, 2025.

(16) Director as of July 28, 2025.

(17) R&D expenditure presented on this line reflects the total Galapagos group related expenditure including the Jyseleca business transferred to Alfasigma on January 31, 2024 presented as discontinued operations in our 2023, 2024 and 2025 consolidated financial statements.

(18) Cash position on December 31, 2023 included €7,000 cash held in subsidiaries transferred to Alfasigma on January 31, 2024 and classified as assets held for sale in our 2023 consolidated financial statements.

(19) The number of employees per December 31, 2024 and December 31, 2023 includes employees and insourced personnel (external contractors). At December 31, 2023, the number of employees included 390 employees transferred to Alfasigma on January 31, 2024.

(20) The average remuneration of employees is calculated on FTE basis, excluding trainees and internships, for employees employed for the full applicable financial year. It takes into account the employees' base salary, annual cash bonus and (if any) exceptional cash bonus during the respective financial year. Annual cash bonuses are included in the year upon which performance is based and not in the year in which they are paid. Due to the timing of the 2025 year-end process, the actual annual figures for employees only become available close to the date of this report. Therefore, 2025 annual bonus figures represent target figures multiplied by the applicable approved organizational bonus funding scores, being the Company's best estimate of actual bonus outcomes.

Ratio between the Highest and Lowest Remuneration

The ratio between the highest and lowest remuneration at Galapagos during financial year 2025 is 27:1.

The ratio is calculated on the basis of the lowest FTE pay per December 31, 2025, excluding trainees and internships. For the purpose of this calculation, the remuneration of the current CEO is used as the highest pay reference. The remuneration which has been taken into account in this exercise includes the annual base salary, annual cash bonus and (if any) exceptional bonus; annual cash bonus is included in the year upon which performance is based and not in the year in which it is paid. Due to the timing of the 2025 year-end process, the actual annual bonus figures for employees below the Executive Committee level only become available close to the date of this report. Therefore, the 2025 annual bonus figures represent target figures multiplied by the applicable approved corporate bonus funding score, which is the Company's best estimate of actual bonus outcomes.

123
Galapagos NV Annual Report 2025

CORPORATE GOVERNANCE Minimum Share Ownership The Remuneration Policy has set minimum share ownership requirements to further align Executive Committee members’ decision-making and financial interests with sustained, long-term shareholder value creation. Each Executive Committee member is required to hold a number of Galapagos shares corresponding to the value of such member’s annual gross base salary, as follows, during their tenure as Executive Committee member: Chief Executive Officer: two times annual gross base salary; and Other Executive Committee members: one time annual gross base salary. We expect that Executive Committee members serving as of January 1, 2024 (being the effective date of the current Remuneration Policy) would reach these minimum share ownership requirements within five years of that date, and Executive Committee members appointed thereafter would reach these requirements within five years of their appointment. At this stage all Executive Committee members are currently building their shareholding. The fulfilment of the minimum share ownership requirement is periodically reviewed by the Board of Directors. Executive Contractual Committee Provisions Members Regarding Compensation for Severance for In 2025, all Executive Committee members have provided their services under agreements with the Galapagos Group, with a notice period, or indemnity in lieu of notice period, of nine months for the CEO and six months for the other Executive Committee members. The agreements do not provide for severance payments. In the event of termination, non-competition undertakings for a period of twelve months will be applicable to the CEO and the Executive Committee members appointed in 2025 without payment of non-competition indemnities. In the event an Executive Committee member’s contract with the Group is terminated as a result of a change of control of Galapagos, the CEO and the Executive Committee members appointed in 2025 (see Section “Joining Arrangements”) would be entitled to the immediate vesting of subscription rights and RSUs and severance compensation of twelve months’ base salary, and the Executive Committee members appointed prior to 2025 would be entitled to the immediate vesting of subscription rights and severance compensation of nine months’ base salary. For any Executive Committee member, the total value of severance payment shall not exceed twelve months of total remuneration, including all components of remuneration, without the prior approval of the Company’s shareholders. Severance Payments On April 15, 2025, Galapagos announced the departure of Mr. Thad Huston, CFO and COO and Executive Committee member, effective August 1, 2025. Upon recommendation of the Remuneration Committee, the Board approved a termination compensation of €153,125, which takes into account a severance compensation and legal fees. The Board determined this arrangement would best serve the interests of Galapagos, in particular as it ensured Mr. Huston’s continued support for specific business operations and an orderly transition of his responsibilities. Effective July 31, 2025, Mr. Huston was no longer a member of the Executive Committee. He did not receive any equity grants (RSUs and subscription rights) in 2025. He qualifies as a good leaver under the terms and conditions of the Subscription Right Plan 2023 BE with respect to his sign-on subscription rights, which were issued as a replacement for lapsed equity with a previous employer and were not part of his termination package. Any and all other subscription rights granted by Galapagos lapsed upon his end date.

CORPORATE GOVERNANCE On May 13, 2025, Galapagos announced the appointment of Mr. Henry Gosebruch by Galapagos’ Board of Directors as CEO of Galapagos, effective as of May 12, 2025 (23:59 CET), succeeding Stoffels IMC BV, permanently represented by Dr. Paul Stoffels. Effective May 12, 2025, Stoffels IMC BV was no longer a member of the Executive Committee. Upon recommendation of the Remuneration Committee, the Board approved a retirement compensation of €539,500, which takes into account a severance compensation. He remains available to Galapagos under a consulting agreement until date May 2, 2026, and during this period, he remains entitled to RSU vestings and pay-outs. The Board determined that this arrangement would best serve the interests of Galapagos, in particular given his knowledge of the cell therapy business and its relevance to the strategic alternatives exercise. Stoffels IMC BV did not receive any equity grants (RSUs and subscription rights) in 2025. He qualifies as a good leaver under the terms and conditions of the relevant subscription right plans, which are not part of his termination package. On October 16, 2025, Galapagos announced the departure of Ms. Valeria Cnossen, General Counsel and Executive Committee member. Upon recommendation of the Remuneration Committee, the Board approved a termination compensation of €653,445, which takes into account a severance compensation in lieu of notice period, legal fees, and the loss of certain unvested RSUs, excluding the continued use of the leased car for two months. Effective October 16, 2025, Valeria Cnossen was no longer a member of the Executive Committee. The Board determined this arrangement would best serve the interests of Galapagos. Ms. Cnossen did not receive any subscription rights in 2025 and the details of her 2025 RSU grant are set forth in the section“Further Information on Equity-Based Remuneration”. She qualifies as a good leaver under the terms and conditions of the relevant subscription right plans, which are not part of her termination package. On February 23, 2026, Galapagos announced the end of Mrs. Annelies Missotten’s mandate as member of the Executive Committee, effective December 31, 2025. She will continue to serve as a full-time consultant. Upon recommendation of the Remuneration Committee, the Board approved a termination compensation of €173,750, which takes into account a severance compensation in lieu of notice period. Ms. Missotten agreed to serve as a full-time consultant until June 30, 2026, for a total consultancy fee of €225,587 (excluding VAT) which is comparable to what her compensation as CHRO would have been. In addition, bonus arrangements will apply while Ms Missotten serves as a full-time consultant. The Board determined this arrangement would best serve the interests of Galapagos, in particular given the critical role played by the outgoing CHRO in supporting the wind-down of the cell therapy business, leading the 2025 compensation cycle, and ensuring business continuity as a successor is onboarded. Annelies Missotten did not receive subscription rights in 2025 and the details of her 2025 RSU grant are set forth in the section “Further Information on Equity-Based Remuneration”. She qualifies as a good leaver under the terms and conditions of the relevant subscription right plans, which are not part of her termination package. There was no contract termination cost for Annelies Missotten accounted for in our 2025 consolidated financial statements. The severance and agreed compensation will be expensed in the first half of 2026. Claw-Back and Malus As from financial year 2020, contractual provisions apply to each member of the Executive Committee to ensure that we have the right to have each Executive Committee member forfeit any unvested RSUs, deferred portions of previous cash bonuses or unvested subscription rights in the event of a restatement of the financial statements that has a material negative effect on Galapagos or a material breach of our Code of Conduct. In addition, from December 1, 2023, claw-back undertakings have been in place to comply with the new SEC rules to recover erroneously awarded incentive-based compensation if we are required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement. During the financial year 2025 no claw-back events occurred. The RSU and subscription right plans also contain bad leaver provisions that can result in forfeiture of any unvested RSUs and/or subscription right grants in case the beneficiary leaves Galapagos prior to the relevant vesting date.

CORPORATE GOVERNANCE Deviations from the Remuneration Policy Galapagos’ Remuneration Policy provides that, in accordance with Belgian law, the Board may, in exceptional circumstances, temporarily deviate from any provision of the Remuneration Policy where such deviation is justified by exceptional circumstances and is necessary to serve the interests and long-term sustainability of the Company as a whole or to ensure its viability. Any such deviation must be discussed by the Remuneration Committee, which shall provide a recommendation to the Board of Directors. During the financial year 2025, the Board of Directors decided to temporarily deviate from the Remuneration Policy on the following occasion, upon recommendation of the Remuneration Committee, and in light of exceptional circumstances, in order to serve the long-term interests and sustainability of the Company given its ongoing transformation and strategic redirection: On September 30, 2025, the Board approved the postponement of the introduction of Performance Stock Units (PSUs) to financial year 2026, notwithstanding that the Remuneration Policy had originally foreseen their introduction in financial year 2025. This decision reflects the Company’s commitment to responsible governance and transparent alignment of remuneration structures with long-term value creation. The Board considered that the Company’s ongoing transformation and strategic redirection did not permit the establishment of appropriate and reliable performance metrics over the three-year period required for PSU vesting under the Remuneration Policy. The postponement ensures that future PSU performance conditions will be grounded in clear and measurable indicators that appropriately support the Company’s strategy and stakeholder interests. Conflict of Interests and Related Parties We consider that Gilead became a related party of Galapagos NV in 2019 because of (i) Gilead’s then 25.84% shareholding (25.35% on December 31, 2025) in Galapagos NV, and (ii) the fact that Gilead is entitled to propose two candidates to be appointed to the Board of Directors of Galapagos NV under the share subscription agreement dated July 14, 2019, as amended. On January 7, 2025, we entered into a related party transaction with Gilead within the meaning of article 7:97 of the BCCA, by entering into various transaction documents, including the separation agreement, linked to the planned separation of Galapagos into two entities. For the purpose of the following paragraph, the “Transaction”. The Board of Directors applied the related party transaction approval procedure as set forth in article 7:97 of the BCCA. Within the context of this procedure, a committee of three Independent members of the Board of Directors of Galapagos (the “Committee”) issued an advice to the Board of Directors in which the Committee assessed the separation of Galapagos in two publicly listed legal entities and the hereto related transaction documents. The Committee was assisted by Lazard as an independent expert (the “Expert”) and Allen Overy Shearman Sterling. In its advice to the Board of Directors, the Committee concluded the following: “In light of article 7:97 of the BCAC, the Committee has performed, with the assistance of the Expert, a thorough analysis of the Proposed Resolutions. This assessment included a detailed analysis of the Transaction embedded in these Proposed Resolutions, an analysis of the financial impact and other consequences thereof, an identification of the advantages and disadvantages to the Company, as well as an assessment how these fit in the Company’s strategy. Based on such assessment, the Committee believes that the Proposed Resolutions and the Transaction embedded therein are in the interest of the Company, given the balance between benefits and risks that the Transaction represents and the potential to alter the Company’s strategic status quo and accelerate value creation for all shareholders.” The Board of Directors did not deviate from the Committee’s advice. The assessment by the statutory auditor of Galapagos of the advice of the Committee and the minutes of the Board of Directors is as follows: “Based on our review, nothing has come to our attention that causes us to believe that the financial and accounting data reported in the advice of the Ad Hoc committee of the independent members of the board of directors dated on 7 January 2025 and in the minutes of the board of directors dated on 7 January 2025, which justify the proposed transaction, are not consistent, in all material respects, compared to the information we possess in the context of our

CORPORATE GOVERNANCE mission. Our mission is solely executed for the purposes described in article 7:97 CCA and therefore our report may not be used for any other purpose.” On July 22, 2025, we entered into a related party transaction with Gilead within the meaning of article 7:97 of the BCCA, by entering into a royalty and waiver agreement. For the purpose of the following paragraph, the “Transaction”. The Board of Directors applied the related party transaction approval procedure as set forth in article 7:97 of the BCCA. Within the context of this procedure, the Committee issued an advice to the Board of Directors in which the Committee assessed the entering into the royalty and waiver agreement. The Committee was assisted by the Expert and Allen Overy Shearman Sterling (Belgium) LLP. In its advice to the Board of Directors, the Committee concluded that: “In light of article 7:97 of the BCAC, the Committee has performed, with the assistance of the Expert, a thorough analysis of the Proposed Resolution. This assessment included a detailed analysis of the Transaction embedded in this Proposed Resolution, an analysis of the financial impact and other consequences thereof, an identification of the advantages and disadvantages as well as an assessment how these fit in the Company’s strategy. Based on such assessment, the Committee believes that the Proposed Resolution and the Transaction embedded therein are in the interest of the Company, given the balance between benefits and risks that the Transaction represents and the potential to accelerate value creation for all shareholders.” The Board of Directors has, in its decision-making, not deviated from the conclusion of the Committee. The assessment by the statutory auditor of Galapagos of the advice of the Committee and the minutes of the Board of Directors is as follows: “Based on our review, nothing has come to our attention that causes us to believe that the financial and accounting data reported in the advice of the Ad hoc committee of the independent members of the board of directors dated on July 22, 2025 and in the minutes of the board of directors dated on July 22, 2025, which justify the proposed transaction, are not consistent, in all material respects, compared to the information we possess in the context of our mission. Our mission is solely executed for the purposes described in article 7:97 CCA and therefore our report may not be used for any other purpose.” A more detailed explanation of some of our transactions with Gilead can be found in the section titled Agreements with major Galapagos NV shareholders. We further refer to note 32. In the event of a transaction where a member of the Board of Directors has a conflict of interests within the meaning of article 7:96 of the BCCA, such Board member shall notify the Board of Directors in advance of the respective conflict, and will act in accordance with the relevant rules as set out in the BCCA. Pursuant to our Corporate Governance Charter, if a member of the Executive Committee has a direct or indirect interest of a monetary nature that conflicts with the interests of the Company in respect of a decision or an act falling within the scope of the responsibilities of the Executive Committee, the Executive Committee shall refrain from making any decision. The Executive Committee shall instead escalate the matter to the Board of Directors. The Board of Directors shall decide whether or not to approve such decision or act, and shall apply the conflict of interests procedure set out in article 7:96 of the BCCA. In the event a conflict of interest exists within the Executive Committee that falls outside of the scope of article 7:96 of the BCCA, the existence of such conflict shall be reported by the relevant Executive Committee member, its existence shall be included in the minutes (but shall not be published) and the relevant Executive Committee member shall not vote on the matter. In addition to the above, the Company’s Corporate Governance Charter and Related Person Transaction Policy contain certain procedures for transactions between Galapagos NV (including its affiliated and associated companies within the meaning of articles 1:20 and 1:21 of the BCCA and its Board members, Executive Committee members, major shareholders, or any of their immediate family members and affiliates. Without prejudice to the procedures as set out in the applicable laws, these policies provide (among others) that all transactions between Galapagos NV (including its affiliated and associated companies within the meaning of articles 1:20 and 1:21 of the BCCA) and any of its Board members or Executive Committee members, need the approval of the Audit Committee and the Board of Directors, which approval can only be provided for transactions at arm’s length. Moreover, conflicts of interests, even if they are not a conflict of interests within the meaning of article 7:96 of the BCCA, are enacted in the Board of Directors’ meeting minutes (but shall not be published), and the relevant Board member cannot participate in the deliberation or voting on the concerned item on the agenda.

CORPORATE GOVERNANCE In 2025, the following conflicts of interests between Galapagos NV and a Director within the meaning of article 7:96 of the BCCA were noted: In a meeting of the Board of Directors held on January 7, 2025, the following was reported in connection with the proposed entering by Galapagos into various agreements with Gilead: Prior to the Board proceeding to the deliberation and decision-making, the Chair pointed out that, given that the Board must resolve on the Transaction that qualifies as a related party transaction under article 7:97 of the BCAC due to Gilead acting as a counterparty and qualifying as a related party within the meaning of IAS 24, Dr. Linda Higgins and Andrew Dickinson could be viewed as ‘directors concerned’ or otherwise conflicted within the meaning of article 7:96 of the BCAC, in respect of the Transaction and the corresponding items on the agenda. The Chair pointed out that the procedure set out in article 7:97 of the BCAC was applied in the context of the Transaction with Gilead, with respect to agenda topic 2. These resolutions were submitted to a Committee of Independent Directors (the “Committee”) for their prior advice. The Committee was composed of the following Independent Directors: (i) Mr. Jérôme Contamine, (ii) Dr. Elisabeth Svanberg, (iii) Mr. Simon Sturge. The Committee was assisted by Lazard, who acted as an independent expert within the meaning of article 7:97 of the BCAC. After the introduction by the Chair, Linda Higgins and Andrew Dickinson, given that they are direct or indirect representatives of Gilead, recused themselves from the deliberation and decision-making prior to the Board proceeding with agenda topics 2.1 and following. In a meeting of the Board of Directors held on February 11, 2025, the following was reported in connection with the proposed 2024 corporate funding decision: Pursuant to section 7:96 of the Belgian Code of Companies and Associations, and to the extent required, the following was reported in connection with the 2024 corporate funding decision: the Chair declared that he had informed the Board of Directors of a potential conflict of interest of the Chair concerning the 2024 corporate funding decision, as this will form the base for the available bonus pool for the Executive Committee members, including the Chair as CEO. After discussion, the Board decided that a funding of 77% was justified and reasonable in view of the 2024 achievements and will have no material impact on the financial position of the Company, and in line with the recommendation of the Remuneration Committee, approved the 77% funding. The Chair did not take part in the deliberation and the vote concerning this decision. In a meeting of the Board of Directors held on February 11, 2025, the following was reported in connection with the proposed compensation of the CEO (2024 cash bonus): Pursuant to section 7:96 of the Belgian Code of Companies and Associations, the following was reported in connection with the proposed compensation of the CEO (2024 cash bonus): the Chair declared that he had informed the Board of Directors of a potential conflict of interest concerning the proposed compensation of the Chair as CEO. After discussion, the Board decided that the proposed compensation was a justified reward for the results achieved by the CEO in 2024 and will have no material impact on the financial position of the Company, and in line with the recommendation from the Remuneration Committee, approved the proposed compensation. The Chair did not take part in the deliberation and the vote concerning this decision.

CORPORATE GOVERNANCE In a meeting of the Board of Directors held on April 21, 2025, the following was reported in connection with the planned retirement as CEO: Prior to the deliberation and resolutions by the Board of Directors in relation to the Company’s CEO termination framework and package, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels (Chair), declared, in accordance with article 7:96 of the Belgian Companies and Associations Code (“BCAC”), that it acts as CEO of the Company, that the contemplated decision relates to his planned retirement and the proposed end of its mandate of CEO of the Company, and that therefore it has a direct or indirect conflict of interest of a financial nature in the sense of article 7:96 of BCAC. Dr. Paul Stoffels therefore subsequently left the meeting, and did not participate in the deliberation and resolutions on the aforementioned agenda item. After Dr. Paul Stoffels left the meeting, the Lead Non-Executive Director chaired the meeting. Discussion was held on (i) the planned retirement of Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, as CEO of the Company and the timing thereof (ii) the press release in relation to the leadership updates, including the planned retirement of Stoffels IMC BV as CEO, and (iii) a search process to identify a successor CEO who will lead Galapagos going forward. The Remuneration Committee Chair explained the Company’s CEO termination framework and package, as set out in the agreement between the Company and Stoffels IMC BV (the “Agreement”) shared prior to this meeting, and presented the Remuneration Committee’s recommendation regarding the package. After careful discussion and upon recommendation of the Remuneration Committee with the intention of serving the long-term interests and sustainability of the Company, the Board concluded that the termination framework and package in relation to the planned retirement of Stoffels IMC BV was justified and reasonable in view of the Company’s CEO leadership over the past years and the sustainability of the Company, and will have no material impact on the financial position of the Company. In accordance with the recommendation of the Remuneration Committee, the Board subsequently resolved to: agree with the planned retirement of Stoffels IMC BV as CEO of the Company within the next twelve months, upon the appointment of a successor CEO, while Paul would continue to serve as Chair of the Board of Directors of the Company, subject to shareholders’ approval of his re-appointment as Director at the 2026 Annual General Meeting; approve the Agreement on the Company’s CEO termination framework and package; approve the press release in relation to the leadership updates, including the planned retirement of Stoffels IMC BV as CEO; and to grant a power of attorney to the Company’s General Counsel to finalize and arrange execution of the Agreement and do all acts and things so as to carry into effect the purpose of the resolution set out in these resolutions. Pursuant to section 7:96 of the Belgian Code of Companies and Associations, the Chair of the Board did not take part in the deliberation and the vote concerning this decision. In a meeting of the Board of Directors held on May 27, 2025, the following was reported in connection with the proposed issuance of Subscription Right Plan 2025 (A): The director and also member of the executive committee, Mr. Henry Gosebruch, reported prior to this meeting that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code in connection with the issuance of the number of subscription rights under the Subscription Right Plan 2025 (A) for the benefit of an employee of the Company and its subsidiaries, with cancellation of the preferential subscription right of the existing shareholders in the framework of the issuance of these subscription rights and the related possible future capital increase, as M. Henry Gosebruch will be a beneficiary under Subscription Right Plan 2025 (A). The Board of Directors, upon the recommendation of the Remuneration Committee, is of the opinion that the proposed agenda items and the proposed grant of subscription rights to Mr. Henry Gosebruch are consistent with the Company’s Remuneration Policy and are justified and reasonable. The nature of the proposed decision and the financial impact on the Company are described in more detail in the above-mentioned report of the Board of Directors. In accordance with the procedure provided for in article 7:96 of the Belgian Companies Code, the director and also member of the Executive Committee, Mr. Henry Gosebruch, does not attend this meeting and will not take part in the deliberation and the vote.

CORPORATE GOVERNANCE In a meeting of the Board of Directors held on July 22, 2025, the following was reported in connection with the proposed entering by Galapagos into the royalty and waiver agreement with Gilead: Prior to the Board proceeding to the deliberation and decision-making on this agenda topic, the Chair pointed out that, given that the Board must resolve on the Transaction (as defined below) that qualifies as a related party transaction under article 7:97 of the BCAC due to Gilead being a counterparty and qualifying as a related party within the meaning of IAS 24, Dr. Linda Higgins and Andrew Dickinson could be viewed as ‘directors concerned’ or otherwise conflicted within the meaning of article 7:96 of the BCAC, in respect of the Transaction and the corresponding items on the agenda. The Chair pointed out that the procedure set out in article 7:97 of the BCAC was applied in the context of the Transaction with Gilead with respect to this agenda topic. The Transaction was submitted to a Committee of Independent Directors (the “Committee”) for their prior advice. The Committee was composed of the following Independent Directors: (i) Mr. Jérôme Contamine, (ii) Dr. Elisabeth Svanberg, (iii) Mr. Simon Sturge. The Committee was assisted by Lazard, who acted as an independent expert within the meaning of article 7:97 of the BCAC. After the introduction by the Chair, Linda Higgins and Andrew Dickinson, given that they are direct or indirect representatives of Gilead, recused themselves from the deliberation and decision-making prior to the Board proceeding with agenda topic 3.2. In a meeting of the Board of Directors held on July 22, 2025, the following was reported in connection with the proposed grant of good leaver status to a retiring director: Prior to the discussion of this agenda topic, Peter Guenter reported that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code regarding the proposed good leaver status for his 7,500 outstanding and vested warrants under Warrant Plan 2019. The Board of Directors, upon recommendation of the Remuneration Committee, considered that 1) the proposed good leaver status is in accordance with the plan rules and 2) the proposed good leaver status is justified and reasonable in view of Peter Guenter’s tenure and contributions as a director and Audit Committee member. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this good leaver status has no material impact on the financial position of the Company. In accordance with article 7:96 of the Belgian Companies Code, Peter Guenter was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote. In a meeting of the Board of Directors held on July 22, 2025, the following was reported in connection with the proposed framework for the CEO one-time sign-on transaction bonus: Prior to the discussion of this agenda topic, the CEO and also executive director, Henry Gosebruch, reported that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code regarding the proposed framework to assess payout scenarios and payment instalments for the one-time sign-on transaction bonus of up to $1.5M included in the CEO’s employment agreement for successful completion of a restructuring, divestiture or other transformational transaction involving the cell therapy business. The Board of Directors, upon recommendation of the Remuneration Committee, aligned on the overarching objective of maximizing shareholder value set out in the proposed framework, to be assessed through a structured framework that considers key financial and strategic factors, including transaction proceeds, cost implications, and execution timelines. In addition to financial metrics, the Board recognized the relevance of broader strategic considerations, such as preserving core capabilities and minimizing disruption to innovation. Additionally, the Board concluded that the allocated bonus will be payable in two instalments, subject to continued employment of the CEO on the respective payment dates with the final payment date being the closing date of a corporate restructuring or transaction. The Board of Directors, upon recommendation of the Remuneration Committee, considered that 1) the proposed framework was in line with the contractual arrangement with the CEO and 2) was justified and reasonable. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this framework has no material impact on the financial position of the Company. In accordance with article 7:96 of the Belgian Companies Code, the CEO and also executive director, Henry Gosebruch, was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote.

CORPORATE GOVERNANCE In a meeting of the Board of Directors held on September 30, 2025, the following was reported in connection with the proposed postponement of a PSU grant: Henry Gosebruch reported that he had a conflict of interest within the meaning of article 7:96 of the Belgian Code of Companies and Associations (“BCCA”) regarding the proposed postponement of a PSU grant as a potential beneficiary of such PSU grant in his role of CEO. The Board of Directors, upon recommendation of the Remuneration Committee, considered that the proposed postponement is justified and reasonable in view of the exceptional circumstances the Company finds itself in. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this postponement has no material impact on the financial position of the Company. In accordance with article 7:96 of the BCCA, Henry Gosebruch was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote. In a meeting of the Board of Directors held on December 1, 2025, the following was reported in connection with the proposed CEO employment contract amendment: Prior to the discussion of this agenda topic, the CEO and also executive director, Henry Gosebruch, reported that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code regarding the proposed CEO employment contract amendment. The conflict of interest arises from the fact that the CEO is a party to the employment contract that is the subject of the proposed amendment. The Board of Directors, upon recommendation of the Remuneration Committee, aligned on the proposed updates to the CEO employment contract regarding indemnification, non-disparagement, the use of the definitions of “Company” and “Employer”, and the change of employer to another Galapagos group entity. The Board, upon recommendation of the Remuneration Committee, considered that the proposed amendment was justified and reasonable. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this amendment has no material impact on the financial position of the Company. In accordance with article 7:96 of the Belgian Companies Code, the CEO and also executive director, Henry Gosebruch, was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote. In 2026 and until the date of this report, the following conflicts of interest between Galapagos NV and a Director within the meaning of article 7:96 of the BCCA were noted: In a meeting of the Board of Directors held on February 18, 2026, the following was reported in connection with the proposed 2025 corporate funding decision: Pursuant to section 7:96 of the Belgian Code of Companies and Associations, and to the extent required, the following was reported in connection with the 2025 corporate funding decision: the CEO and also executive director, Henry Gosebruch, declared that he had informed the Board of Directors of a potential conflict of interest of the executive director concerning the 2025 corporate funding decision, as this will form the base for the available bonus pool for the Executive Committee members, including the executive director as CEO. After discussion, the Board decided that a funding of 90% was justified and reasonable in view of the 2025 achievements and will have no material impact on the financial position of the Company, and in line with the recommendation of the Remuneration Committee, approved the 90% funding. The executive director did not take part in the deliberation and the vote concerning this decision. In a meeting of the Board of Directors held on February 18, 2026, the following was reported in connection with the proposed compensation of the CEO (2025 cash bonus): Pursuant to section 7:96 of the Belgian Code of Companies and Associations, the following was reported in connection with the proposed compensation of the CEO (2025 cash bonus): the CEO and also executive director, Henry Gosebruch, declared that he had informed the Board of Directors of a potential conflict of interest concerning the proposed compensation of the executive director as CEO. After discussion, the Board decided that the proposed compensation was a justified reward for the results achieved by the CEO in 2025 and will have no material impact on the financial position of the Company, and in line with the recommendation from the Remuneration Committee, approved the proposed compensation. The executive director did not take part in the deliberation and the vote concerning this decision.

CORPORATE GOVERNANCE In a meeting of the Board of Directors held on February 18, 2026, the following was reported in connection with the proposed long-term incentive awards to the CEO: Pursuant to section 7:96 of the Belgian Code of Companies and Associations, the following was reported in connection with the proposed long-term incentive awards to the CEO: the CEO and also executive director, Henry Gosebruch, declared that he had informed the Board of Directors of a potential conflict of interest concerning the proposed awards to the executive director as CEO. After discussion, the Board decided that the proposed awards are consistent with the Company’s Remuneration Policy and are justified and reasonable, and in line with the recommendation from the Remuneration Committee, approved the proposed awards. The executive director did not take part in the deliberation and the vote concerning this decision. In a meeting of the Board of Directors held on February 18, 2026, the following was reported in connection with the CEO one-time sign-on transaction bonus: Prior to the discussion of this agenda topic, the CEO and also executive director, Henry Gosebruch, reported that he had a conflict of interest within the meaning of article 7:96 of the Belgian Code of Companies and Associations regarding the assessment of the second instalment of the one-time sign-on transaction bonus of up to $1.5M included in the CEO’s employment agreement for the successful completion of a restructuring, divestiture or other transformational transaction involving the cell therapy business. The Board of Directors, upon recommendation of the Remuneration Committee, determined that a payout range of 90% for the full bonus (being the sum of both instalments) was justified in light of the outcome of the strategic exercise and the CEO’s contributions thereto. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this payment has no material impact on the financial position of the Company. In accordance with article 7:96 of the Belgian Companies Code, the CEO and also executive director, Henry Gosebruch was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote. In a meeting of the Board of Directors held on March 6, 2026, the following was reported in connection with the proposed issuance of Subscription Right Plan 2026: The director and also member of the executive committee, Mr. Henry Gosebruch, reported prior to this meeting that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code in connection with the issuance of the number of subscription rights under the Subscription Right Plan 2026 for the benefit of employees of the Company and its subsidiaries, with cancellation of the preferential subscription right of the existing shareholders in the framework of the issuance of these subscription rights and the related possible future capital increase, as M. Henry Gosebruch will be a beneficiary under Subscription Right Plan 2026. The Board of Directors, upon the recommendation of the Remuneration Committee, is of the opinion that the proposed agenda items and the proposed grant of subscription rights to Mr. Henry Gosebruch are consistent with the Company’s Remuneration Policy and are justified and reasonable. The nature of the proposed decision and the financial impact on the Company are described in more detail in the above-mentioned report of the Board of Directors. In accordance with the procedure provided for in article 7:96 of the Belgian Companies Code, the director and also member of the Executive Committee, Mr. Henry Gosebruch, does not attend this meeting and will not take part in the deliberation and the vote.

CORPORATE GOVERNANCE Code of Conduct We have established a Code of Conduct to ensure that the members of our Board of Directors and Executive Committee and all employees and external staff (such as consultants, interns, students, etc.) are making ethical and compliant decisions and are acting with integrity and respect for human rights when conducting Galapagos NV’s business and performing their day-to-day duties. The Code of Conduct addresses topics such as anti-bribery and anti-corruption, anti-discrimination and anti-harassment, human rights, conflicts of interest, speak up, and responsible behavior. We expect any conflicts to be addressed appropriately and any breaches of the Code to be prevented. To this end, we provide various trainings, including Code of Conduct training to all employees and external staff. This year, 97% of the new employees and external staff completed the Code of Conduct training, and this percentage is measured against all new employees and external staff. We will continue to provide ongoing compliance and ethics trainings to strengthen awareness and support ethical decision-making. Our Code of Conduct is available on our website (www.glpg.com). In 2025, three breaches of our Code of Conduct were escalated to the Audit Committee. Appropriate measures were taken to address these breaches.

CORPORATE GOVERNANCE Statement by the Board of Directors The Board of Directors of Galapagos NV, represented by all its members, declares that, as far as it is aware, the non-consolidated and consolidated financial statements, both prepared in conformity with the applicable standards for financial statements, give a true and fair view of the equity, the financial position, and the results of Galapagos NV and the companies included in the consolidation as of December 31, 2025. The Board of Directors of Galapagos NV, represented by all its members, further declares that, as far as it is aware, this annual report related to the financial year ended on December 31, 2025, gives a true and fair view of the development, the results, and the position of Galapagos NV and the companies included in the consolidation, as well as a description of the most important risks and uncertainties with which Galapagos NV and the companies included in the consolidation are confronted. The Board of Directors of Galapagos NV will submit proposed resolutions to its shareholders at its AGM (to be held on April 28, 2026) to approve the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2025 (including the allocation of the annual result as proposed by the Board of Directors), and to release from liability, by separate vote, the members of the Board of Directors, each of the former Directors who was in office during the financial year ended on December 31, 2025, and the statutory auditor for the performance of their respective mandates during the financial year ended on December 31, 2025. Mechelen, March 24, 2026 On behalf of the Board of Directors Neil Johnston Chair of the Audit Committee and member of the Board of Directors Jérôme Contamine Chair of the Board of Directors

Risk Management

RISK MANAGEMENT Risk Management and Internal Control Risk management is embedded in our strategy and is considered important for achieving our operational targets. To safeguard the proper implementation and execution of the Galapagos group’s strategy, our Executive Committee has established internal risk management and control systems within our Company. The Board of Directors has delegated an active role to the Audit Committee members to monitor the design, implementation and effectiveness of these internal risk management and control systems. The purpose of these systems is to manage in an effective and efficient manner the significant risks to which we are exposed. The internal risk management and control system is designed to ensure: the careful monitoring of the effectiveness of our strategy; our continuity and sustainability, through consistent accounting, reliable financial reporting and compliance with laws and regulations; and our focus on the most efficient and effective way to conduct our business. We have determined our risk tolerance on a number of internal and external factors including: financial strength in the long run, represented by revenue growth and a solid balance sheet; liquidity in the short run, including cash position; business performance measures; operational and net profitability; scientific risks and opportunities; dependence on our alliance partners; compliance with relevant rules and regulations; reputation. The ongoing process of identifying and analyzing risks is critical to our internal control. Based on these factors and our risk tolerance, the key controls within our Company are registered, and the effectiveness of such controls is actively monitored. If the assessment indicates that we may need to modify the controls, we will evaluate and implement such changes as necessary. This could be the situation if the external environment changes, or if the laws, regulations, or our strategy changes. Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and continuously manages the financial risks concerning the activities of the group. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have nearly no financial debt. In the event of decreasing interest rates we would face a reinvestment risk on our strong cash position. The group does not buy or trade financial instruments for speculative purposes. For further reference on financial risk management, see note 35 of the notes to the consolidated financial statements. We also refer to the “Detailed Description of the Risk Factors in Form 20-F” section of the Annual Report for additional details on general risk factors.

RISK MANAGEMENT Our internal controls over financial reporting are a subset of internal controls and include those policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the EU, and that our receipts and expenditures are being made only by authorized persons; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Our internal controls over financial reporting includes controls over relevant information technology (IT) systems that impact financial reporting including accuracy and completeness of our account balances. Since we have securities registered with the U.S. Securities and Exchange Commission (SEC) and are a large accelerated filer within the meaning of Rule 12b-2 of the U.S Securities Exchange Act of 1934, we need to assess the effectiveness of internal control over financial reporting and provide a report on the results of this assessment. In 2025, management has reviewed its internal controls over financial reporting based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and engaged an external advisor to help assess the effectiveness of those controls. As described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act, we will include our management’s assessment and the statutory auditor’s assessment of the effectiveness of internal control over financial reporting in our Annual Report on Form 20-F, which is expected to be filed with the SEC on or around the publication date of this present annual report. Detailed Description of the Risk Factors in Form 20-F As a U.S. listed company, we are also subject to the reporting requirements of the SEC. An Annual Report has been filed with the SEC on Form 20-F. Our Annual Report on Form 20-F is available in the SEC’s EDGAR database (https://www.sec.gov/ edgar.shtml), and a link thereto is posted on our website. For a comprehensive, detailed description of the Risk factors, we refer to our Form 20-F.

RISK MANAGEMENT Risks Additional Related Capital to Our Financial Position and Need for Biotechnology market We are a global biotechnology company with limited sales experience, limited historical profit from product sales and limited historical data on product revenues. Except for the commercial launch of filgotinib, which business we transferred to Alfasigma in January 2024, our operations have been limited to developing our technology and undertaking preclinical studies and clinical trials of our product candidates. In October 2025, after considering all available options, we announced our intention to wind down our cell therapy activities, which was subject to the conclusion of consultations with works councils in Belgium and the Netherlands. Following completion of the works council processes in Belgium and the Netherlands, our Board of Directors announced in January 2026 its decision to initiate the wind-down of our cell therapy activities, which is expected to be substantially completed by the en of the third quarter of 2026. As part of a strategic transformation of our Company, we determined to focus on transformational business development transactions and have adjusted our pipeline prioritization strategy and resource allocation in order to enable the acquisition, partnering, or licensing of product candidates that we believe to have commercial potential. We expect to devote substantial time and resources to exploring strategic transactions that our Board of Directors believes will maximize shareholder value. Because we have only recently adopted this strategy and have limited ongoing operations, we have a constrained basis to evaluate our business or forecast future operating results. Significant operating losses Since our inception, and with the exception of the years 2019, 2023, 2024, and 2025, we have incurred significant operating losses. Our losses resulted principally from costs incurred in R&D, preclinical testing, clinical development of our product candidates as well as costs incurred for research programs, (pre-)commercial activities, primarily related to the commercial launch of Jyseleca®, and from general and administrative costs associated with our operations. We expect to continue incurring significant research, development and other expenses related to our ongoing operations, and given the 2025 recognition of the full amount of the deferred revenue liability related to the OLCA, going forward we expect to incur operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with pharmaceutical product development and business development, we are unable to predict the timing or amount of expenses and when we will be able to achieve or maintain profitability, if ever. Substantial additional funding may be required We may require substantial additional future capital which may not be available to us on acceptable terms, or at all, in order to perform business development, including acquiring product candidates, and complete clinical development and, if we are successful, to commercialize any of our current or future product candidates, if approved. Because successful development of product candidates is uncertain, we are unable to estimate the actual funds and resources we will require to complete business development transactions, R&D and commercialize our product candidates. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. In addition, raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our current or future product candidates or technologies. The incurrence of additional indebtedness could result in increased fixed payment obligations and could also result in certain additional restrictive covenants that could adversely impact our ability to conduct our business. For further reference on financial risks in particular, see note 35 of the notes to the consolidated financial statements.

RISK MANAGEMENT Risks Related to Our Business Development Strategy Our activities corporate transformation, including wind-down of cell therapy Due to our limited resources, as well as the depth and breadth of our portfolio, we assess and prioritize our programs on an ongoing basis based on various factors, including internal and external opportunities and constraints, which may result in our decision to advance certain programs ahead or instead of others, or to divest or wind down certain programs. In 2025, as part of a strategic transformation of our Company, we determined to focus on strategic business development transactions and have adjusted our pipeline prioritization strategy and resource allocation in order to enable the acquisition, partnering or licensing of product candidates that we believe to have commercial potential. As part of such strategic transformation, we appointed new members to our senior management and Board of Directors with experience and expertise in business development, and our Board of Directors initiated a wind-down of our cell therapy activities. As a result, we are exiting the cell therapy space, which impacts approximately 365 employees across Europe, the United States and China, and which results in the closure of our sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China). The transformation may not deliver expected benefits or savings and may disrupt operations. Portfolio narrowing increases risk concentration. Divestitures may be difficult to execute, dilutive, or delayed, may involve challenges, loss of personnel, contingent liabilities and impairment charges, and we may not achieve objectives. Furthermore, the wind-down of our cell therapy activities is subject to various risks and uncertainties and the related workforce reduction could yield unanticipated consequences, such as increased difficulties in implementing our business strategy, including retention of our remaining employees, and may not be completed in a timely manner on terms favorable to us, or at all. Delays, higher-than-expected costs, or less favorable execution could adversely affect our operations, financial position, and cash flows. The wind-down could also prompt negative publicity, reduce investor confidence, or lead to litigation. Our corporate transformation, including our pipeline prioritization efforts, may not be successful and may not yield the desired results, which could harm our reputation and increase share price volatility. or Business may not development realize the intended transactions advantages can result in integration difficulties, Despite our significant efforts to identify and evaluate potential strategic transactions, there is no assurance that any transaction will be pursued or completed on acceptable terms. The process is costly, time-consuming, and complex. We have incurred, and may continue to incur significant legal, accounting and related expenses, including unforeseen costs, regardless of whether a transaction is completed. These expenses reduce the cash available for our operations. Our limited resources and the increasing competition in the biopharmaceutical sector may hinder our ability to secure attractive opportunities or may increase transaction costs. As part of our efforts to acquire companies, business or product candidates or to enter into other significant transactions, we conduct business, legal, and financial due diligence with the goal of identifying and evaluating material risks involved in the transaction. Despite our efforts, we ultimately may be unsuccessful in ascertaining or evaluating all regulatory, antitrust, integration, tax, and other risks. Strategic transactions may involve significant cash outflows, liabilities, or losses. Even if we successfully consummate a strategic transaction, we may fail to realize the intended benefits of the transaction, such benefits may take longer to realize than expected, or we may not be able to operate any acquired business profitably. We may encounter integration difficulties, including retaining key personnel needed to advance acquired product candidates, and any of such difficulties could adversely affect our share price, operating results, and overall operations. Integrating any newly acquired business could be expensive and time-consuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, result in loss of key personnel and could prove to be more difficult or expensive than we predict. Failure to effectively manage these risks could negatively affect our profitability and operations.

RISK MANAGEMENT The future success and growth of our business will likely be dependent on the execution of our business development strategy and on the approval and commercialization of acquired or licensed product candidates. Given the uncertainty inherent in drug development, failure to obtain regulatory approval for a sufficient number of candidates could undermine our business model and, in turn, have a material adverse effect on our business, financial condition and results of operations. We also refer to the section “Dependent on our ability to negotiate amended terms of the OLCA with Gilead to consummate a business development transaction”. Any Gilead-partnered transaction will be subject to the same risks as our existing collaboration with Gilead. Our interests may diverge, and we may be unable to steer the collaboration as we consider appropriate, which could expose us to additional risks. Risks Approval Related to Product Development and Regulatory Operating procedures, monitoring, and prioritizing product candidates We operate adequate standard operating procedures to secure the integrity and protection of our R&D activities and results, and the optimum allocation of our R&D budgets. The progress of the most important R&D programs is monitored by our Executive Committee. The Science and Development Committee, in place until October 31, 2025, provided input and advice to the Board of Directors on matters relating to our R&D strategy. The programs are discussed with the Board of Directors at least once per quarter. Nevertheless, we must, and have in the past, as we did during the financial year 2025, prioritize the development of certain product candidates by, at times, discontinuing other product candidates and research activities, like the small molecules research activities and the wind-down of our cell therapy activities; these decisions may prove to have been wrong and may adversely affect our business. Strongly the discovery dependent portfolio on the success of clinical product candidates and We expect to generate minimal to no revenue until such time that we are able to obtain regulatory approval of and commercialize our existing or future product candidates, other than earn-out payments from Alfasigma in connection with the transfer of the Jyseleca® business. Following the wind-down of our cell therapy activities and until such time, if ever, as we are able to acquire, partner or license or develop additional product candidates, our only product candidate in development will be GLPG3667. As a result, we will be substantially dependent on the success of GLPG3667, and our results of operations and financial condition will be increasingly vulnerable to adverse developments in the clinical development and, if approved, commercialization of GLPG3667. Further, for reasons unrelated to its clinical development, we may determine to discontinue the development of GLPG3667 at any time, which could leave us without any viable product candidates. We are evaluating all strategic options for GLPG3667, including exploring a potential partnership and business development opportunities to accelerate development of GLPG3667 in DM, as well as in parallel assessing the funding and capability requirements for us to run our own Phase 3 program for GLPG3667 in DM. We cannot give any assurance that any current and future (including acquired) product candidate will successfully complete clinical trials, or receive regulatory approval, which is necessary before it can be commercialized. Unpredictable commercial viability of the product candidates Our business and future success is substantially dependent on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, the MHRA, the MHLW or any other

RISK MANAGEMENT comparable regulatory authority, and we may never receive such regulatory approval for any of our product candidates. We cannot give any assurances that our clinical trials for our product candidates will be completed in a timely manner, or at all. If any of our current and future (including acquired) product candidates are not approved and commercialized in certain jurisdictions, we will not be able to generate any product revenues for that product candidate. Lengthy, time-consuming regulatory processes The regulatory approval processes of the FDA, the EMA, the MHRA, the MHLW and any other comparable regulatory authority are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our current and future (including acquired) product candidates, our business, including its financial condition, will be substantially harmed. Expensive clinical development process with uncertain outcome Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, and failure can occur at any time during the clinical trial process. If we experience delays in the completion of, or termination of, any clinical trial of our current and future (including acquired) product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. If any of our product candidates are found to be unsafe or have a lack of efficacy, we will not be able to obtain or maintain regulatory approval for it and our business would be materially harmed. Conducting multinational clinical trials exposes us to additional risks. The FDA requires that clinical trials are well- designed and conducted and performed by qualified investigators in accordance with ethical principles, such as institutional review board or ethics committee approval and informed consent procedures. The trial population must also adequately represent the U.S. population and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Further, the FDA may consider an on-site inspection to be necessary in which case they must be able to validate the data through such an inspection or other appropriate means. In addition, while these clinical trials are subject to the applicable local laws, acceptance of the data by the FDA will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. Similarly, any data submitted to foreign regulatory authorities may not adhere to their standards and requirements for clinical trials and data from trials conducted outside of such jurisdiction may not be accepted. Patient enrollment influence The rates at which we complete our scientific studies and clinical trials depend on many factors, including, but not limited to, patient enrollment. Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors including competing clinical trials, clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies and the relatively limited number of patients. Any of these occurrences may harm our clinical trials and by extension, our business, financial condition and prospects. adverse Product events candidates may cause undesirable side effects or serious Our current and future (including acquired) product candidates may cause undesirable or unacceptable side effects or have other properties that could delay, may result in clinical holds or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, the MHRA, the MHLW or any other comparable regulatory authority. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences 141

RISK MANAGEMENT may harm our business, financial condition and prospects significantly and may adversely impact the viability of our other product candidates or preclinical programs. Over the last years, we have focused on the development of CAR-T product candidates. Patients receiving T cell-based immunotherapies may experience serious adverse events, including neurotoxicity and cytokine release syndrome. Serious adverse events or undesirable side effects associated with our CAR-T product candidates could significantly harm our business, financial condition and prospects. If we are not able to obtain orphan product exclusivity, or maintain such status for future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time. Even if we are able to obtain orphan designation, we may not be the first to obtain marketing approval for such indication due to the uncertainties associated with developing pharmaceutical products. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. Extensive ongoing regulatory requirements If the FDA, EMA, or any other comparable regulatory authority approves any of our current and future (including acquired) product candidates, the manufacturing processes, distribution, adverse event reporting, storage, advertising, and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Failure to comply with the aforementioned practices may harm our clinical trials or regulatory process and by extension, our business, financial condition and prospects. For example, the FDA stated in its January 2024 final guidance document titled “Considerations for the Development of Chimeric Antigen Receptor (CAR) T Cell Products” that subjects in clinical trials treated with CAR-T cells containing an integrated transgene should be monitored for 15 years after treatment. Before we can begin to commercially manufacture our current and future (including acquired) product candidates for human therapeutics, the FDA must review for the applicable manufacturing process and facilities as part of its review of our marketing application. This will likely require the manufacturing facilities to pass a pre-approval inspection by the FDA. A manufacturing authorization must also be obtained from the appropriate EU regulatory authorities or other comparable regulatory authorities. We must establish and maintain a pharmacovigilance system, including a qualified person responsible for oversight, submit safety reports to the regulators and comply with the good pharmacovigilance practice guidelines adopted by the relevant regulatory authorities. Failure to comply with these guidelines may harm our clinical trials or regulatory process and by extension, our business. Risks related to Commercialization of Future Products The marketing and sale of future approved products (if any) may be unsuccessful or less successful than anticipated. Following the transfer of the Jyseleca® business to Alfasigma, including the European Marketing Authorization for filgotinib, we are dependent on Alfasigma and Gilead for the commercialization of filgotinib. We are entitled to potential future sales-based milestone payments totaling €120 million from Alfasigma and mid-single to mid-double-digit earn-outs on European sales and to receive royalties from Gilead on net sales in the Gilead Territory. Degree of market acceptance The commercial success of any future products, if approved, will depend upon the degree of market acceptance by physicians, healthcare payers, patients, and the medical community. Market acceptance will depend on a number of factors, 142

RISK MANAGEMENT many of which are beyond our control, but not limited to (i) the wording of the product label, (ii) changes in the standard of care for the targeted indications for any product and product candidate, (iii) acceptance by physicians, patients and healthcare payers of the product as safe, effective and cost-effective and (iv) sales, marketing and distribution support. We have limited experience in the sale or marketing of pharmaceutical products. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to market and sell any product effectively, or generate product revenues, which in turn would have a material adverse effect on our business, financial condition, and results of operation. Potential adverse effect of coverage and reimbursement decisions Coverage and reimbursement decisions by third-party payers may have an adverse effect on pricing and market acceptance of newly approved drugs. Legislative and regulatory activity, including enacted and future legislation, may exert downward pressure on potential pricing and reimbursement for any of our product candidates, if approved, that could materially affect the opportunity to commercialize. Obtaining coverage and reimbursement approval for a product from a government or other third-party payer is a time-consuming and costly process and we cannot be certain that coverage and adequate reimbursement will be available for any of our products or product candidates, if approved. Public perception and increased regulatory scrutiny Public perception may be influenced by claims that certain product candidates, are unsafe, or unethical, and research activities and adverse events in the field, even if not ultimately attributable to us or our product candidates, could result in increased governmental regulation, unfavorable public perception, challenges in recruiting patients to participate in our clinical studies, potential regulatory delays in the testing or approval of our current and future (including acquired) product candidates, labeling restrictions for any future approved product, and a decrease in demand for any such product. Risks Related to Our Reliance on Third Parties Strongly certain other dependent third parties on collaboration agreements with Gilead and We are heavily dependent upon our collaboration arrangements with Gilead and certain other third parties for the development and commercialization of our products and there can be no assurance that these arrangements will deliver the benefits we expect. In July 2019, we entered into a ten-year global R&D collaboration with Gilead. In connection with our entry into the OLCA, we received an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the OLCA, we fund and lead all discovery and development autonomously until the end of the relevant Phase 2 clinical study. After the completion of the Phase 2 clinical study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. In addition, we are dependent on Gilead for the commercialization of filgotinib. Gilead may not devote sufficient resources or give sufficient priority to the programs for which it acquires a commercial license pursuant to the OLCA. Furthermore, Gilead may not be successful in the further development and commercialization of filgotinib or other programs for which it acquires a commercial license, even when they do devote resources and prioritize their efforts for such programs. To the extent that Gilead is commercializing filgotinib in one or more jurisdictions via a third party, such as Eisai for certain Asian markets, we are dependent on their successful accomplishment of commercialization efforts. In addition, the terms of the collaboration with Gilead and any collaboration or other arrangement that we may establish may not ultimately prove to be favorable to us or may not be perceived as favorable, which may negatively impact the 143

RISK MANAGEMENT trading price of the ADSs or our ordinary shares. Pursuant to the collaboration with Gilead, we are entitled to certain option payments and tiered royalties, and milestone payments on certain products. There can be no assurance that such payments will be sufficient to cover the cost of development of the relevant product candidates. We are subject to a number of additional risks associated with our dependence on our collaborations with third parties, the occurrence of which could cause our collaboration arrangements to fail. In addition to our collaboration with Gilead, we may also enter into future collaborations which will give rise to similar risks, although our ability to enter into such collaborations may be limited given the scale of our collaboration with Gilead. We may not be successful in establishing future development and commercialization collaborations, particularly given the scale of our collaborations with Gilead, and this could adversely affect, and potentially prohibit, our ability to acquire and develop our product candidates. Dependent Gilead to consummate on our ability a business to negotiate development amended transaction terms of the OLCA with In 2025, as part of a strategic transformation of our Company, we determined to focus on strategic business development transactions and have adjusted our pipeline prioritization strategy and resource allocation in order to enable the acquisition of product candidates that we believe to have commercial potential. However, our ability to do so may be limited given the scale of the OLCA we entered into with Gilead in July 2019. In particular, we have granted Gilead certain opt-in rights if we obtain licenses to additional product candidates as the result of any license or acquisition from, merger with or any other transaction. Although Gilead has expressed willingness to renegotiate these terms and collaborate on any such transaction, there can be no assurance that we will be able to do so on terms favorable to us, or at all. Moreover, we may be unable to manage or integrate such acquisitions successfully due to the additional complexities inherent in a tripartite transaction, and we may be exposed to additional risks or complexities as a result of Gilead’s participation in any transaction, including litigation, antitrust and other regulatory approvals. Any Gilead-partnered transaction will be subject to the same risks as those applicable to our existing OLCA with Gilead. In particular, we may have interests that diverge from those of Gilead’s, and we may not be able to direct the collaboration in the manner we believe is most appropriate, exposing us to additional risk. Reliant on third party supply of materials We rely on third party suppliers for which a reliable supply of materials is required in order to avoid delays in the drug discovery and development process and commercial supplies of any approved product. Most goods and services are provided by several different suppliers, which mitigates the risk of loss of key suppliers. Expanding the suppliers’ network can be time-consuming as all source suppliers are subject to rigorous ethical and quality control standards. Our suppliers are required to adhere to contractual terms that include anti-bribery and anti-corruption provisions. Our general terms and conditions of purchase also contain a specific clause on anti-bribery and anti-corruption. They can be found on our website. benefits No assurance that arrangements will deliver expected results or We have relied on and plan to continue to rely on contract research organizations (CROs), to monitor and manage data for our preclinical and clinical programs. We and our CROs also rely on clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal, regulatory and scientific standards, including Good Clinical Practices (GCPs). Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If CROs do not successfully carry out their contractual duties or obligations or meet quality standards, regulatory requirements or expectations, such as the applicable GCPs, our clinical trials may be extended, delayed or terminated, the clinical data generated in our clinical trials may be deemed unreliable and regulatory authorities may require us to perform additional clinical trials before approving our marketing applications and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. We do retain responsibility for all 144

RISK MANAGEMENT our studies and are required to and have put in place measures to manage, oversee, and control our studies, including the CRO selection process, audits, strong focus on deliverables, timelines, roles & responsibilities, and oversight of conduct of the studies. In addition to GCPs, our clinical trials must be conducted with products produced under current Good Manufacturing Practice (cGMP) regulations. Reliant on third party clinical data and results We rely on clinical data and results obtained by third parties that could ultimately prove to be inaccurate or unreliable. If the third-party data and the results that we rely on prove to be inaccurate, unreliable or not applicable to our product candidates, we could make inaccurate assumptions and conclusions about our product candidates and our R&D efforts could be materially adversely affected. Risks Related to Our Intellectual Property Our ability to compete may decline if we do not adequately protect our proprietary rights. We endeavor to protect our proprietary technologies and know-how by entering into confidentiality and proprietary information agreements with our employees and partners, and by setting up special procedures (e.g., with respect to the handling of the laboratory books). The proprietary nature of, and protection for, our current and future (including acquired) product candidates, their methods of use, and our platform technologies are an important part of our strategy to develop and commercialize novel medicines. We have obtained patents relating to certain of our product candidates and are pursuing additional patent protection for them and for our other product candidates and technologies. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Additionally, we have registered and unregistered trademarks, including amongst others our Company name. As of March 1, 2026, Intellectual property rights held by our Company relating to our product candidates include the following: GLPG3667 product candidate: We have one granted U.S. patent application, and one pending U.S. patent application. We have one patent granted via the European Patent Office (EPO) and one pending patent application at the EPO; as well as further granted patents inter alia in Japan and Australia. In addition, we have counterpart foreign patent applications that are pending in Canada, China and other foreign countries claiming GLPG3667 compositions of matter and methods of treatment using GLPG3667. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have one U.S. pending patent application as well as other foreign jurisdictions claiming dosage regimen, and any patent, if granted is estimated to expire in 2042. Finally, we have four pending applications under the Patent Cooperation Treaty (PCT) disclosing solid forms, metabolites, and/or methods for treating inflammatory disorders using GLPG3667; any patents, if granted, based on these patent applications are estimated to expire in 2043. rights Third parties may claim for wrongfully used or disclosed proprietary Our commercial success depends on obtaining and maintaining proprietary rights to our product and product candidates, as well as successfully defending these rights against third party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. If we fail to maintain to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations. 145

RISK MANAGEMENT Time business consuming and costly infringement procedures can harm our Pharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position. Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot guarantee that our business, product, product candidates and methods do not or will not infringe the patents or other intellectual property rights of third parties. There is significant litigation activity in the pharmaceutical industry regarding patent and other intellectual property rights. Such litigation could result in substantial costs and be a distraction to management and other employees. Possible jurisprudence negative impact of developments in patent law or The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, the European Patent Office, and other foreign counterparts are sometimes uncertain and could change in the future. If we fail to obtain and maintain patent protection and trade secret protection of our product and product candidates, we could lose our competitive advantage and the competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability. Targeted and (cost) efficient intellectual property protection We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection. Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries could be less extensive than those in the United States and Europe. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions. 146

RISK MANAGEMENT Risks Related to Our Competitive Position Intensive competitive sector We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated. The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change and innovation. Our competitors may now or in the future develop drug products that render our products obsolete or non-competitive by developing more effective drugs or by developing their products more efficiently. In addition, our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for drug candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. We depend upon our Executive Committee and management to develop and successfully implement strategies for us to obtain regulatory approvals for our selected current and future (including acquired) product candidates more speedily than our competitors. GLPG3667 faces significant competition in the field of dermatomyositis (DM) and systemic lupus erythematosus (SLE): In the field of DM, physical therapy, exercise and medication including corticosteroids, immunosuppressants or recently immunoglobulin treatment are typically used to treat DM. Treatment of this disease has relied for many years on off-label medication. Additionally, in 2021 the FDA approved immunoglobulin treatment Octagam®, based on the Phase 3 ProDerm trial of Octapharma. In the field of SLE, corticosteroids, antimalarials and immunosuppressants are commonly used to control lupus disease activity. Only two products are approved to treat SLE, both as add-on to standard therapy: Belimumab (Benlysta®) (anti-BAFF) from GSK and recently anifrolumab (Saphnelo®) (anti-IFN) from Astra Zeneca. There are currently over 10 products in Phase 3 development for SLE, of which the minority are oral – deucravacitinib (SotyktuTM) (TYK2) from BMS, upadacitinib (JAK) from Abbvie and cenerimod (S1P1) from Idorsia/Viatris. Additionally, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our current and future (including acquired) product candidates. If we, our product candidates or our technology platforms do not compete effectively, it is likely to have a material adverse effect on our business, financial condition and results of operation. Risks Related to Our Organization, Structure and Operation Continuously personnel required to successfully attract and retain qualified We have effected significant changes in our Executive Committee and Board of Directors during financial year 2025 as a result of our change in business strategy, to ensure that our management and Directors have the requisite experience and capabilities, including corporate, business development and strategic assessment capabilities, to implement our revised business strategy. Our future success depends on our ability to retain these members of our Executive Committee, and to attract, retain and motivate qualified personnel to develop our business if we expand into the fields that will require additional skills and expertise. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to achieve our objectives and successfully implement our business strategy, which could have a material adverse effect on our business and prospects. In the event of a successful acquisition, the retention of key personnel critical to the continued development and advancement of the acquired product candidates will be essential. Attractive development and training programs, 147

RISK MANAGEMENT adequate remuneration and incentive schemes, and a safe and healthy work environment mitigate this risk as they, among others, induce valuable qualified personnel to continue their employment or services with our business. We expect that we will require significant additional investment in personnel, management and resources. Our ability to achieve our business strategy objectives depend on our ability to respond effectively to these demands, expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth, and upon our management developing and implementing strategies for our business to realize these objectives. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer. Potential issues product or product candidates manufacture and production We must have a robust quality management system and team in place to ensure (continued) compliance with current good laboratory practices, current good manufacturing practices and current good clinical practices. If we are unable to comply with these practices, this may harm our clinical trials or regulatory process and by extension, our business. Information technology systems Our, our third party partners’ or vendors’, information technology systems and networks could face serious disruptions or suffer security breaches, incidents or compromises that could adversely affect our business. We rely on both internal information technology (IT) systems and networks, and those of third parties and their vendors, to process and store confidential and sensitive data, including confidential research, business plans, financial information, intellectual property, patient data, customer data and personal data that may be subject to legal protection. The extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these IT systems and networks, and the confidentiality, integrity, and availability of confidential and sensitive data. We continuously assess these threats and make investments to enhance internal protection, detection, and response capabilities, as well as to enhance our third party providers’ capabilities and controls to address this risk. However, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential risk for us to be adversely impacted. Although we have invested time and resources in the protection of its information technology and other internal infrastructure systems, we and our vendors, like other companies in the industry, have experienced non-material attacks from time to time, and we and our vendors may experience other such attacks in the future. The impact of security breaches and significant disruption in the availability of our information technology and networks could result in reputational, competitive, operational or other business harm, financial costs, litigation (including class action claims), regulatory action (for example, investigations, fines, penalties, audits and inspections), as well as interruptions in our collaborations with our partners, and delays in our R&D work, regulatory approval efforts and other work. laws Potential and requirements non-compliances with evolving privacy and data protection We have to comply with applicable data privacy laws, including the European General Data Protection Regulation (GDPR) and U.S. state laws, which, among others, imposes strict obligations and restrictions on the collection and use of personal data. In the ordinary course of our business, we collect and store sensitive data. Many third-party vendors that support our business processes also have access to and process personal data. Although we have taken preventative measures and set up procedures regarding data processing, data breaches, loss of data and unauthorized access could still occur. These could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, including the GDPR, and significant regulatory penalties, disrupt our operations and damage our reputation. Any of the foregoing could materially harm our business, prospects, financial condition, and results of operation. 148

RISK MANAGEMENT New risks and challenges connected to increasing social media usage Despite our efforts to monitor social media and comply with applicable rules, there is a risk that the use of social media by us or our employees to communicate about our drug candidates or business may cause us to be found in violation of applicable requirements. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of sensitive information. Furthermore, negative posts or comments in social media could seriously damage our reputation, brand image, and goodwill. regulations Impact of Sustainability and potential or impact Environmental or exposure Social Governance (ESG) Our business and operations are subject to numerous human rights, corruption, environmental, sustainability, health, and safety laws and regulations. On the basis of our activities and the requirement to use hazardous materials, we could incur significant costs and reputational loss associated with civil and criminal fines and penalties. Although we maintain workers’ compensation insurance, this may not provide adequate coverage against potential claims and liabilities. Additionally, we may incur substantial costs in order to comply with the existing and future Sustainability and ESG regulations or permitting requirements. At the date of this report, we are subject to the EU’s Corporate Sustainability Reporting Directive (CSRD). We are required to report on a broad range of sustainability KPI’s and to formulate long-term ESG targets, policy and strategic plans under a double materiality principle. These current, continuously evolving, and future laws, regulations and permitting requirements may impair our business, and failure to comply with them can result in substantial fines, penalties or other sanctions. Impact of tax legislative changes and exposure to tax liabilities If we are unable to use tax loss carryforwards to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected. We may incur unexpected tax charges, including penalties, due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing. Any changes to Belgian and international taxation legislation or the interpretation of such legislation by tax authorities may adversely affect our activities, financial situation and results. Such potential changes and their impact are monitored carefully by our management and advisors. Being active in R&D in Belgium and the Netherlands, we have benefited from certain R&D incentives. If the Belgian or the Dutch governments decide to eliminate, or reduce the scope or the rate of, the R&D incentive benefits, either of which they could decide to do at any time, our results of operations could be adversely affected. As a Company active in R&D in Belgium, we also expect to benefit from the innovation income deduction in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective rate than other revenues. The effective tax rate can thus be reduced down to 3.75%. At December 31, 2025 we had €692.1 million of carry-forward innovation income deduction in Belgium. Our inability to qualify for the abovementioned advantageous tax regimes, as well as the introduction of the minimum taxable base and any other future adverse changes of Belgian tax legislation, may adversely affect our business, results of operations and financial condition. We have received several technological innovation grants to date from an agency of the Flemish government to support various research programs and technological innovation in Flanders. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received, which could adversely affect our ability to finance our R&D projects. 149

RISK MANAGEMENT Impact of legislative changes Our business and financial performance may be adversely affected by changes in legislation and regulations. New laws or amendments to existing laws, including those related to tax policy, trade tariffs, and regulatory compliance, could increase operational costs, alter market conditions, or impose additional compliance requirements. These changes may impact our strategic decisions and our business. (In)accurate budget and performance We annually establish a detailed budget that is submitted to the Board of Directors for review and approval. Our performance compared to the budget is continuously monitored by our Executive Committee, and is discussed with the Board of Directors at least once per quarter. For the establishment of our financial information, we have processes and methods in place that enable the preparation of non-consolidated and consolidated financial statements for our annual and quarterly reporting. Our management reporting systems – which include an advanced integrated Enterprise Resource Planning (ERP system) – secure the generation of consistent financial and operational information, allowing management to follow-up our performance on a daily basis. disruptive Natural disasters, effects global conflicts and geopolitical events and their The occurrence of unforeseen or catastrophic events, including extreme weather events and other acts of god or natural disasters, man-made disasters, electricity or telecommunication interruption, geopolitical and other economic and political events or conditions (such as the armed conflict between the U.S. and Iran, the armed conflict between Russia and Ukraine or the conflict between Israel and Gaza), or the emergence of epidemics or diseases, depending on their scale, may cause different degrees of damage to the national and local economies, and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Man-made disasters, epidemics or diseases, and other events connected with the regions in which we operate could have similar effects. Further, continuing uncertainty around these and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to develop and commercialize our products and raise capital going forward. 150

RISK MANAGEMENT Market Risks Relating to the Galapagos Shares We have identified the following major market risks: Possible volatility of share price The market price of the shares might be affected by a variety of factors outside management’s control, such as, without limitation, the global economic situation, the business development of competitors, and sector mergers and acquisitions; it is difficult to mitigate this risk. Economic risk due to failure in confidence General public confidence about future economic conditions or performance of us, our business, or our suppliers or customers may impact the ability or willingness of others to trade with us. Dilution through capital increases Raising additional capital may cause dilution to our existing shareholders. By raising additional capital through capital increases with cancellation of the preferential subscription rights of our existing shareholders, these shareholders would be diluted. Dilution through exercise of subscription right plans The exercise of existing subscription rights can significantly increase the number of outstanding Galapagos shares. Inability to distribute dividends We have a limited operating history, and future profitability cannot be guaranteed. Galapagos NV has significant losses carried-forward, and will thus not be able to distribute dividends in the near future. This can cause people to refrain from investing in Galapagos’ shares. Reputational damage High ethical standards are maintained throughout the entire organization at all levels. Laws and guidelines are complied with. Our suppliers are required to adhere to contractual terms which include anti-bribery and anti-corruption provisions. In addition, our external consultants are required to comply with our Code of Conduct and our Anti-Bribery and Anti-Corruption Policy. Belgian law provisions There are several provisions of Belgian company law and certain other provisions of Belgian law, such as, without limitation, the obligation to disclose important shareholdings and merger control, that may apply to us, and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider, and thus deprive the shareholders of the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid). General Statement about Galapagos’ Risks According to our current assessment and knowledge, we consider the major risks to be manageable, and our going concern not to be endangered at the time of the current report. Assuming no further deterioration of the global business, financial, and regulatory environment, we consider ourselves prepared to meet future challenges. 151

Financial Statements

FINANCIAL STATEMENTS Consolidated Financial Statements Consolidated Comprehensive Statements Income/Loss of Income (-) and Consolidated income statement Year ended December 31 (thousands of €, except per share data) 2025 2024 Notes Supply revenues 29,924 34,863 7 Collaboration revenues 1,082,324 240,786 7 Total net revenues 1,112,248 275,649 Cost of sales (29,736) (34,863) Research and development expenses (459,421) (335,459) 8 Sales and marketing expenses (6,100) (17,193) 8 General and administrative expenses (147,333) (117,245) 8 Impairment of the cell therapy activities (228,112)—8 Other operating income 53,493 40,773 8 Operating profit/loss (-) 295,039 (188,338) Fair value adjustments and net currency exchange differences (39,356) 95,795 10 Other financial income 48,051 91,128 10 Other financial expenses (2,863) (1,670) 10 Profit/loss (-) before tax 300,871 (3,085) Income taxes 18,621 1,803 11 Net profit/loss (-) from continuing operations 319,492 (1,282) Net profit from discontinued operations, net of tax 1,392 75,364 5 Net profit 320,884 74,082 Net profit attributable to: Owners of the parent 320,884 74,082 Basic and diluted earnings per share 4.87 1.12 12 Basic and diluted earnings/loss (-) per share from continuing operations 4.85 (0.02) The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS Consolidated statement of comprehensive income / loss (-) Year ended December 31 (thousands of €) 2025 2024 Notes Net profit 320,884 74,082 Items that will not be reclassified subsequently to profit or loss: Re-measurement of defined benefit obligation 653 246 24 Fair value adjustment financial assets held at fair value through other comprehensive income (6,132) 2,486 24 Items that may be reclassified subsequently to profit or loss: Translation differences, arisen from translating foreign activities (475) 578 Realization of translation differences upon sale of foreign operations—4,095 Other comprehensive income/loss (-), net of income tax (5,954) 7,405 Total comprehensive income attributable to: Owners of the parent 314,930 81,487 Total comprehensive income attributable to owners of the parent arises from: Continuing operations 313,538 1,764 Discontinued operations 1,392 79,723 Total comprehensive income, net of income tax 314,930 81,487 The accompanying notes form an integral part of these financial statements.

Galápagos
FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

	December 31		
(thousands of €)	2025	2024	Notes
Assets			
Goodwill	-	70,010	13
Intangible assets other than goodwill	848	164,862	14
Property, plant and equipment	80,663	122,898	15
Deferred tax assets	195	1,474	25
Non-current R&D incentives receivables	126,662	132,729	19
Non-current contingent consideration receivable	47,750	42,465	5
Equity investments	46,809	52,941	16
Other non-current assets	2,959	8,708	18
Convertible loan	21,175	-	17
Non-current financial investments	-	200,182	22
Non-current assets	**327,061**	**796,269**	
Inventories	22,493	51,192	20
Trade and other receivables	20,706	47,476	21
Current R&D incentives receivables	31,208	39,882	19
Current financial investments	2,910,180	3,053,334	22
Cash and cash equivalents	87,868	64,239	23
Escrow account	-	41,163	5
Other current assets	7,002	31,049	21
Current assets from continuing operations	**3,079,457**	**3,328,335**	
Assets in disposal group classified as held for sale	-	**11,115**	15/5
Total current assets	**3,079,457**	**3,339,450**	
Total assets	**3,406,518**	**4,135,719**	
Equity and liabilities			
Share capital	293,937	293,937	24
Share premium account	2,736,994	2,736,994	24
Other reserves	(8,637)	(3,158)	24
Translation differences	2,997	3,472	
Accumulated result	210,577	(134,306)	
Total equity	**3,235,868**	**2,896,939**	

155
Galapagos NV Annual Report 2025

FINANCIAL STATEMENTS December 31 (thousands of €) 2025 2024 Notes Retirement benefit liabilities—2,099 Deferred tax liabilities—20,660 25 Non-current lease liabilities 5,186 8,243 26 Other non-current liabilities 12,601 33,821 27 Non-current deferred income—838,876 29 Non-current liabilities 17,787 903,699 Current lease liabilities 1,729 3,479 26 Trade and other liabilities 104,647 98,877 27 Provisions 45,499—28 Current tax payable 956 249 11 Current deferred income 32 232,476 29 Total current liabilities 152,863 335,081 Total liabilities 170,650 1,238,780 Total equity and liabilities 3,406,518 4,135,719 The accompanying notes form an integral part of these financial statements.

FINANCIAL STATEMENTS Consolidated Cash Flow Statements Year ended December 31 (thousands of €) 2025 2024 Notes Net profit of the year 320,884 74,082 Impairment of the cell therapy activities 228,112—8 Increase in provisions 45,499—26 Adjustment for other non-cash transactions 127,160 (4,909) 28 Adjustment for items to disclose separately under operating cash flow (63,443) (89,644) 28 Adjustment for items to disclose under investing and financing cash flows (42,254) (76,239) 28 Change in working capital other than deferred income 149,252 (61,445) 28 Cash used for other liabilities related to the disposal of subsidiaries—(3,598) 5 Cash used for other liabilities related to the acquisition of subsidiaries (1,792) -Decrease in deferred income (1,071,319) (255,508) 27 Cash used in operations (307,901) (417,261) Interest paid (464) (689) Interest received 51,281 97,518 Corporate taxes paid (-)/received (372) 406 Net cash flow used in operating activities (257,456) (320,026) Purchase of property, plant and equipment (13,704) (16,720) 15 Purchase of intangible fixed assets (155) (65,390) 14 Proceeds from disposal of property, plant and equipment 462 3 15 Purchase of financial investments (3,465,056) (3,349,406) 21 Investment income received related to financial investments 60,448 29,498 21 Sale of financial investments 3,684,643 3,668,441 21 Proceeds from settlement of hedging instrument 22,745 -Cash in/cash out (-) from the disposal of subsidiaries, net of cash disposed of 19,431 (8,949) 5 Convertible loan issued to third party (20,000) 16 Acquisition of equity investments held at fair value through other comprehensive income—(36,880) 16 Net cash flow generated from investing activities 288,814 220,597 Payment of lease liabilities (3,273) (4,924) 25 Net cash flow used in financing activities (3,273) (4,924) Increase/decrease (-) in cash and cash equivalents 28,085 (104,353)

Galápagos
FINANCIAL STATEMENTS

	Year ended December 31		
Cash and cash equivalents at beginning of the year	**64,239**	**166,810**	**22**
Increase/decrease (-) in cash and cash equivalents	28,085	(104,353)	
Effect of exchange rate differences on cash and cash equivalents	(4,456)	1,782	
Cash and cash equivalents at end of the year	**87,868**	**64,239**	**22**

The accompanying **notes** form an integral part of these financial statements.

Consolidated Statements of Changes in Equity

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. result	Total
On January 1, 2024	**293,937**	**2,736,994**	**(1,201)**	**(5,890)**	**(228,274)**	**2,795,566**
Net profit					74,082	74,082
Other comprehensive income			4,673	2,732		7,405
Total comprehensive income			**4,673**	**2,732**	**74,082**	**81,487**
Share-based compensation					19,886	19,886
On December 31, 2024	**293,937**	**2,736,994**	**3,472**	**(3,158)**	**(134,306)**	**2,896,939**
On January 1, 2025	**293,937**	**2,736,994**	**3,472**	**(3,158)**	**(134,306)**	**2,896,939**
Net profit					320,884	320,884
Other comprehensive loss			(475)	(5,479)		(5,954)
Total comprehensive income/loss (-)			**(475)**	**(5,479)**	**320,884**	**314,930**
Share-based compensation					23,999	23,999
On December 31, 2025	**293,937**	**2,736,994**	**2,997**	**(8,637)**	**210,577**	**3,235,868**

The accompanying **notes** form an integral part of these financial statements.

158
Galapagos NV Annual Report 2025

FINANCIAL STATEMENTS Notes to the Consolidated Financial Statements 1. General Information Galapagos NV is a limited liability company incorporated in Belgium and has its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. In the notes to the consolidated financial statements, references to “we”, “us,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries. We refer to note 34 for a list of consolidated companies. We are a biotechnology company built to bring medicines to patients with serious diseases in therapeutic areas of unmet need. The components of the result presented in the financial statements include the results of the companies mentioned in note 34 Consolidated companies as of December 31, 2025. Our operations had 452 employees on December 31, 2025 (as compared to 704 employees on December 31, 2024) mainly working in our operating facilities in Mechelen (the Belgian headquarters), the Netherlands, Switzerland and the United States. During 2025, a restructuring of the small molecule discovery activities and a restructuring of the cell therapy activities was announced, which have a significant impact on our operations. We refer to note 2 for further details on the two restructurings. 2. Summary of Significant Transactions Strategic reorganization On January 8, 2025, we announced a planned separation into two publicly traded entities and our plans to discontinue our small molecule discovery programs and seek potential partners to take over our small molecules’ assets. This led to a reduction of approximately 300 positions across the organization in Europe, representing 40% of our employees, mainly in Belgium and France. Our site in France was closed. On May 13, 2025, we announced that, although we had made significant progress in reorganizing our business towards the separation, following regulatory and market developments, our Board of Directors had decided to re-evaluate the previously proposed separation and explore all strategic alternatives for our cell therapy activities, with a focus on maximizing resources available for transformative business development transactions. During 2025 we incurred costs for this strategic reorganization related to the small molecules activities and intended separation, for €124.8 million. This was reflected in severance costs of €47.7 million, costs for early termination of collaborations of €46.1 million, impairment on fixed assets related to small molecules activities of €9.5 million, professional service costs of €14.8 million, €4.6 million additional accelerated non-cash cost recognition for subscription right plans related to good leavers and €2.1 million other operating expenses. Wind-down of the cell therapy activities On October 21, 2025, we announced our intention to wind down our cell therapy activities following a comprehensive strategic review and sale process, including an exploration of potential divestment options. Following completion of the works councils in Belgium and the Netherlands, the Board of Directors announced on January 5, 2026, the decision to initiate the wind-down of the cell therapy activities. The wind-down will impact approximately 365 employees across Europe, the U.S. and China, and will result in the closure of the sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China). We will maintain a dedicated presence at our headquarters in Mechelen, Belgium, as well as hubs in Chicago and San Francisco in the U.S.. The remaining Galapagos NV organization will be repositioned for long-term growth through transformational business development. We will continue to manage non-cell therapy activities.

FINANCIAL STATEMENTS As a result of the intention to wind down, the cell therapy activities associated assets’ recoverable amount was estimated lower than the assets’ carrying value, resulting in an impairment loss of €228.1 million for the associated goodwill and intangible assets and a partial impairment for property, plant and equipment. We also recorded severance costs of €33.3 million, €16.3 million costs for early termination of collaborations, professional service costs of €10.1 million, €1.5 million additional accelerated non-cash cost recognition for subscription right plans related to good leavers and €7.5 million other operating expenses. We also recognized a fair value gain of €21.8 million on the contingent consideration payable related to the acquisition of CellPoint. This amount was recorded in the line “Other operating income” in the consolidated income statement. Total pre-tax effect of the wind-down thus added to €275.0 million. Finally, we recorded a deferred tax income of €19.3 million from the release in profit or loss of the net deferred tax liabilities related to the accounting of the acquisitions of CellPoint and AboundBio. Gilead collaboration agreement On July 14, 2019, we and Gilead announced that we entered a ten-year global R&D collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including clinical and preclinical programs and a proven drug discovery platform. At inception of this collaboration in 2019, we received an upfront payment of €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead. We identified the following three performance obligations as part of this collaboration: (i) the transfer of an extended license on ziritaxestat (GLPG1690), (ii) the granting of exclusive access to our drug discovery platform (i.e., the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, as a result of the revised license and collaboration agreement. The first performance obligation (i) was completely satisfied in 2019 and the third performance obligation (iii) was transferred to Alfasigma on January 31, 2024, when we closed the transaction for the transfer of the Jyseleca® business to Alfasigma and the (amended and restated) collaboration agreement relating to filgotinib was assigned to Alfasigma as a consequence thereof. As per December 31, 2024, only the performance obligation (ii) related to the grant of exclusive access to our drug discovery platform (i.e., the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe was retained. On January 8, 2025, we announced an intended separation into two entities, in which we would spin out a newly incorporated company Spinco (to be named at a later date) incorporated on February 14, 2025, which would focus on building a pipeline of innovative medicines through transformational transactions. We would continue to advance our global cell therapy leadership in addressing high unmet medical needs in oncology. In the framework of the separation, we and Gilead had agreed to amend the existing arrangements between us. OLCA Under the OLCA, we would continue to lead and fund all R&D activities of our programs autonomously until the end of the relevant Phase 2 clinical trials. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead would have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If an option would be exercised, Gilead and we would co-develop the compound and share costs equally. Gilead would maintain option rights to our programs through the ten-year term of the collaboration. For all programs resulting from the collaboration (other than GLPG1972 and GLPG1690), Gilead would make a $150 million opt-in payment per program and would owe no subsequent milestones. We would receive tiered royalties ranging from 20 – 24% on net sales of all our products licensed by Gilead in countries outside of Europe as part of the agreement. For GLPG1972, Gilead declined to exercise its option under the collaboration agreement in November 2020. In February 2021, the development of GLPG1690 (ziritaxestat) was discontinued. In January 2025, we agreed with Gilead in the framework of the intended separation, that we would assign the OLCA to the newly formed SpinCo as of the effective date of the separation. As of the separation, we would be released from

FINANCIAL STATEMENTS the collaboration and would have full global development and commercialization rights to our pipeline, which would no longer be subject to Gilead’s opt-in rights under the OLCA, subject to payment of single digit royalties to Gilead on net sales of certain products. The applicable royalty rates would be subject to customary step-downs and adjustments, such as reductions where there is no patent protection, no regulatory exclusivity, or in the presence of generic competition. The royalty term would continue until the later of the expiration of our last patent covering the product, the expiration of regulatory exclusivity, or twenty years after the separation date. In the framework of this intended separation, Gilead agreed to waive its rights under the OLCA with respect to all of our and our affiliates’ small molecule R&D activities and programs (“Small Molecules Waiver”). This waiver allows us to wind down, license, divest, partner, or take other similar actions (“Permitted Transaction/Action”) in respect of the small molecule programs without Gilead’s consent or veto. Gilead would not receive any royalties, proceeds, payments, or other considerations arising from these actions. In May 2025, following regulatory and market developments, we re-evaluated the proposed separation and determined to evaluate all strategic alternatives for the cell therapy activities. To facilitate this process, we and Gilead entered into a cell therapy royalty and waiver agreement in July 2025, pursuant to which Gilead agreed to waive its rights under the OLCA with respect to all of our cell therapy R&D activities and programs. As a result, our cell therapy activities are no longer subject to Gilead’s opt-in rights under the OLCA, subject to payment of (i) a single digit percentage payment on revenues derived from the divestment of our cell therapy programs and (ii) single digit royalties to Gilead on net sales of certain products, in each case subject to customary reductions and adjustments. This waiver allows us to wind down, license, divest, partner, or take other similar actions in respect of the cell therapy programs without Gilead’s consent or veto. We ultimately determined not to pursue the proposed separation. As described above, on October 21, 2025, we announced the intention to wind down the cell therapy activities. This decision was subject to the conclusion of consultations with the works councils in Belgium and the Netherlands, which were completed on January 5, 2026. As a result, the Board of Directors announced the decision to initiate the wind-down of the cell therapy activities. Following the 2025 OLCA amendments and other events as described above, the remaining contract liability relating to the OLCA access and option right of Gilead to our drug discovery platform amounting to €1,069.0 million at December 31, 2024 was derecognized and released as revenue in 2025. In that respect, we refer to note 4 “Critical judgements in applying accounting policies”. Revised filgotinib collaboration Since the revised agreement of December 2020, we assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Since January 1, 2021, we bear the full future development costs for certain studies (defined as “Group A activities”), in lieu of the equal cost split contemplated by the previous agreement. The 50/50 global development cost sharing arrangement continued for certain other studies. All commercial economics on filgotinib in Europe were transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8% to 15% of net sales in Europe to Gilead, starting in 2024. In connection with all the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead paid us €172.6 million in total in previous years. Since the amendment of December 2020, we are also no longer eligible to receive any future milestone payments relating to filgotinib in Europe. Other terms of the original license agreement remained in effect. On October 30, 2023, we and Gilead agreed to amend the Filgotinib Agreement by terminating the existing 50/50 global development cost sharing arrangement with us bearing the costs going forward, and to terminate our obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments. Effective January 31, 2024, following the closing of the transaction between us and Alfasigma for the transfer of the Jyseleca® business, we assigned our rights and obligations under the filgotinib collaboration to Alfasigma, except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and us entered into in October 2023. Gilead remains responsible for commercial activities outside of Europe.

FINANCIAL STATEMENTS Terms of the Gilead equity investment As part of the R&D collaboration of 2019 Gilead also entered into a share subscription agreement with us. As a result of the equity subscription we received a transparency notification from Gilead on August 28, 2019 confirming they held 22.04% of the then issued and outstanding shares of Galapagos. By exercising Warrant A on November 6, 2019, Gilead increased its ownership in us to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership then diluted to 25.35% at December 31, 2023 and at December 31, 2024, and at December 31, 2025, due to one capital increase resulting from the exercise of subscription rights under employee subscription right plans in the course of 2023. In addition, subsequent Warrant B was approved by the EGM of April 30, 2024 allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the Company’s issued and outstanding shares. The subsequent Warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59, and will expire on August 23, 2029. On December 31, 2025 the value of the subsequent Warrant B amounted to €0.01 million. Evolution of the total transaction price for the Gilead collaboration The transaction price is composed of a fixed part, being non-refundable upfront and license fees and a variable part, being milestone payments, sales-based milestones and sales-based royalties, and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Milestone payments received from Gilead are recognized in revenue over time until the end of the development plan. Sales-based milestones and sales-based royalties are also part of the arrangement and are recognized as revenues at a point in time at the moment they occur. The €4.0 billion upfront consideration per December 31, 2025 originates from our initial filgotinib collaboration with Gilead from 2015 (€275.6 million), €3.6 billion from the initial allocation of the total upfront consideration received through the 2019 collaboration (see beginning of this section) and €172.6 million resulting from amendments to our filgotinib collaboration in 2020 (€160.0 million) and to the DIVERSITY study in 2021 (€12.6 million).

Galápagos
FINANCIAL STATEMENTS

The table below summarizes the changes in the transaction price during 2025 of our collaboration with Gilead:

(thousands of €)	December 31, 2024	Other movements in 2025	December 31, 2025
Upfront consideration	4,018,016		4,018,016
Milestones achieved	212,601		212,601
Royalties	50,780	12,177	62,957
Impact initial valuation of share subscription agreement	124,604		124,604
	4,406,001	**12,177**	**4,418,178**
Less:			
Warrant issuance liabilities			
Warrant A	(43,311)		(43,311)
Initial Warrant B	(2,545)		(2,545)
Subsequent Warrant B	(9)		(9)
	4,360,136	**12,177**	**4,372,313**
Allocation to performance obligations			
Ziritaxestat (terminated)	666,967		666,967
Filgotinib (discontinued operations)[1]	1,392,248	12,177	1,404,425
Drug discovery platform	2,300,921		2,300,921

[1] With regard to the additional consideration received as a result of the OLCA (July 14, 2019) allocated to the filgotinib performance obligation, we assumed the existence of a significant financing component estimated to €44.5 million as of December 31, 2019 reflecting the time value of money on the estimated recognition period. This financing component was reassessed to €39.3 million on January 31, 2024, the date of the transfer of the contract to Alfasigma.

Other movements in 2025 related to the recognition in revenue of the Gilead royalties on Jyseleca®.

Transfer of Assets and Financing Agreement with Onco3R Therapeutics BV

In April 2025, we and Onco3R Therapeutics (Onco3R) signed an agreement under which multiple small molecule immunology and oncology assets, including Phase 1-ready SIK3 inhibitor, have been sold to Onco3R. Under the terms of the agreement, we participated in Onco3R's start-up capital via a convertible loan facility of €20 million, which could convert during a future equity financing round.

Onco3R is committed to using commercially reasonable efforts to develop and commercialize the SIK asset.

This convertible loan facility is presented in the line "Convertible loan" in our **statement of financial position** and is measured at fair value through profit or loss. As per December 31, 2025, the fair value change recognized is related to the capitalized interest.

In exchange for the transfer of these assets, we are entitled to an additional contingent consideration. The contingent consideration is recognized as a financial asset recognized at fair value through profit or loss. On December 31, 2025, the fair value is valued by management at zero, based on the very-early stage of the transferred assets. The fair values are reviewed at each reporting date and any changes are reflected in our consolidated income statement. An impairment loss was already recorded for assets transferred to Onco3R Therapeutics (€1.7 million) at March 31, 2025.

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Galapagos NV Annual Report 2025

FINANCIAL STATEMENTS 3. Material Accounting Policies Our material accounting policies are summarized below. Basis of preparation and going concern assumption These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards). The consolidated financial statements provide a general overview of our activities and the results achieved. They give a true and fair view of our financial position, our financial performance and cash flows, on a going concern basis. The consolidated financial statements are presented in Euros, which is also our functional currency. Amounts are rounded to the nearest thousand, unless otherwise stated. The consolidated financial statements have been prepared on a historical cost basis, except for the following items: Financial instruments – fair value through profit or loss Financial instruments – fair value through other comprehensive income Contingent consideration Net defined benefit liability Cash settled share-based payment liabilities New standards and interpretations applicable for the annual period beginning on January 1, 2025 New standards and interpretations applicable for the annual period beginning on January 1, 2025 did not have a material impact on our consolidated financial statements. Standards and interpretations published, but not yet applicable for the annual period beginning on January 1, 2025 A number of new standards are effective for annual periods beginning on or after January 1, 2026 with earlier adoption permitted. However, we have not early adopted new or amended standards in preparing our consolidated financial statements. We are currently still assessing the impact of these new accounting standards and amendments that are not yet effective but we expect no standard to have a material impact on our financial statements in the period of initial application, except for the effect of IFRS 18 as mentioned below. The following amendments are effective for the period beginning January 1, 2026: Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments Annual Improvements: Volume 11 Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity The following amendments are effective for the period beginning January 1, 2027: IFRS 18: Presentation and Disclosure in Financial Statements IFRS 19: Subsidiaries without Public Accountability: Disclosures We are currently assessing the effect of these new accounting standards and amendments. In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the income statement, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the income statement into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

FINANCIAL STATEMENTS The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. We are currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements. Although the adoption of IFRS 18 will have no impact on our net result, the following changes are likely to be reflected: Profit/loss before financing and income tax will be introduced as a new subtotal in the income statement. Interest income and fair value changes on loans granted will be removed from financial result and classified as part of the investing category Interest income and fair value changes on cash and cash equivalents and financial investments will be removed from financial result and classified as part of the investing category Foreign exchange differences will be classified in the category where the related income and expense form the item giving rise to the foreign exchange difference. That means that foreign exchange differences on current financial investments and cash and cash equivalents will have to be classified from financial to investing category. Changes to the cash flow statement Interest received currently classified as part of operating cash flows will have to be presented as part of investing cash flows Interest paid currently classified as part of operating cash flows will have to be presented as part of financing cash flows IFRS 19 does not apply to Galapagos NV as it is a parent company. Business combinations Business combinations are accounted for using the acquisition method. In the statement of financial position, all identifiable assets, liabilities and contingent liabilities are initially recognized at their fair value at the acquisition date. The results of acquired operations are included in our consolidated income statement from the date on which control is obtained. Any contingent consideration to be transferred by us will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in our consolidated income statement. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations in support of fair value determinations are based on information available at the acquisition date. Acquisition-related costs are expensed as incurred. Any contingent consideration to be transferred by us in relation to businesses acquired are linked to milestone payments and are initially recognized at fair value as a financial liability. They are adjusted for the probability of their likelihood of payment and are appropriately discounted to reflect the impact of time. Changes in the fair value of these contingent consideration liabilities in subsequent periods are recognized in our consolidated income statement on the line “other operating income/expense”. The effect of unwinding the discount over time is recognized on the line “other financial expenses”.

FINANCIAL STATEMENTS Contingent amounts payable or paid by us to former shareholders of acquired companies, who continue to be employed by us, but which would be automatically forfeited (or become repayable) upon termination of employment before a specific date, are classified as remuneration for post-combination services in our consolidated income statement. These cash-settled contingent amounts are recognized in accordance with IAS 19 and are recorded in the balance sheet on the lines “other (non-) current assets” and “other non-current/trade and other liabilities” depending on the timing of the payment by us. Goodwill Goodwill is initially measured as the excess of the total purchase consideration transferred and the fair value of the acquired assets and assumed liabilities. Subsequently, goodwill is stated at cost less impairments. As goodwill is considered to have an indefinite life, it is tested for impairment at least once a year (at each year-end), and whenever there is an indication that it may be impaired, by comparing its carrying amount with its recoverable amount. Any impairment costs are recorded in our consolidated income statement on the line “Impairment of the cell therapy activities”. Intangible assets other than goodwill Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally generated intangible asset arising from our development activities is recognized only if all of the following conditions are met: Technically feasible to complete the intangible asset so that it will be available for use or sale We have the intention to complete the intangible assets and use or sell it We have the ability to use or sell the intangible assets The intangible asset will generate probable future economic benefits, or indicate the existence of a market Adequate technical, financial and other resources to complete the development are available We are able to measure reliably the expenditure attributable to the intangible asset during its development. (i) Internally generated intangible assets The amount capitalized as internally generated intangible assets is the sum of the development costs incurred as of the date that the asset meets the conditions described above. Because of risks and uncertainties inherent to the regulatory authorizations and to the development process itself, management estimates that the conditions for capitalization are not met until we obtain regulatory approval from the competent authorities. Currently we recognize all development costs as an expense in the period in which they are incurred, even for approved products because they do not generate separately identifiable incremental future economic benefits that can be reliably measured. (ii) Licenses, rights, technology and in-process R&D Acquired in-process R&D obtained through in-licensing agreements, business combinations, collaboration agreements or separate acquisitions are capitalized as an intangible asset provided that they are separately identifiable, controlled by us and expected to provide economic benefits. As the probability criterion in IAS 38 is always considered to be satisfied for separately acquired R&D assets, upfront and milestone payments to third parties for products or compounds for which regulatory approval has not yet been obtained are recognized as intangible assets. We consider such intangible assets as not yet available for use until the moment that the underlying asset is approved and commercially launched. Amortization will commence when the underlying asset is approved for commercialization and the asset will be amortized over its useful life.

FINANCIAL STATEMENTS Intangible assets may also consist of upfront fees paid to third party institutions in exchange for an option to negotiate a license to any of the third party’s rights in technology resulting from the collaboration. The upfront fee paid in exchange for this option is capitalized as intangible asset and amortized over the expected duration of the option. Exclusivity contracts and technology acquired through business combinations are valued independently as part of the fair value of the businesses acquired and are amortized over their estimated useful lives. The estimated useful life is based on the lower of the contract life or the economic useful life. In the event an asset has an indefinite life, this fact is disclosed along with the reasons for being deemed to have an indefinite life. Intangible assets with an indefinite useful life and intangible assets which are not yet available for use are tested for impairment annually, and whenever there is an indication that the asset might be impaired. (iii) Software and databases Acquired software is recognized at cost less accumulated amortization and any impairment loss. Amortization is recognized so as to write off the cost of assets over their useful lives (generally between 3 and 5 years), using the straight-line method. (iv) Contract costs Contract costs only include success fees that were capitalized in relation to the Gilead agreement of 2019. These costs are amortized on a straight-line basis over a period of 10 years, reflecting the term of our collaboration with Gilead. We review at each balance sheet date the carrying amount of our intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately. Property, plant and equipment Property, plant and equipment are recognized at cost less accumulated depreciation and any impairment loss. Depreciation of an asset begins when it is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation is recognized so as to write off the cost of assets over their useful lives, using the straight-line method, on the following basis: Buildings: 33 years Installation & machinery: 3 – 15 years Furniture, fixtures & vehicles: 4 – 10 years Land is not depreciated. Leasehold improvements are depreciated over 3 – 10 years, being the term of the lease, unless a shorter useful life is expected. The other tangible assets category mainly consists of assets under construction. Assets under construction are not depreciated. Any gain or loss incurred at the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit or loss. We review at each balance sheet date the carrying amount of our property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

FINANCIAL STATEMENTS Leases All leases are accounted for by recognizing a right-of-use asset and a corresponding lease liability except for: Leases of low value assets; and Leases with a duration of 12 months or less. Liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate. Our lease payments generally only include fixed payments and extension option payments if we are reasonably certain to exercise this option. After initial recognition, the lease liability is measured at amortized cost using the discount rate determined at commencement and will be re-measured (with a corresponding adjustment to the related right-of-use asset) when there is a change in future lease payments, generally in case of reassessment of options. At the commencement date, the right-of-use assets are measured at cost, comprising the amount of the initial lease liability, less any lease incentives received from the lessors. After initial recognition, the right-of-use assets are measured at cost and depreciated based on the lower of their useful economic life or the contractual lease term on a straight-line basis. The right-of-use assets will be adjusted for any remeasurements of the lease liability as a result of lease modifications. The right-of-use assets are subject to impairment testing if there is an indicator for impairment, as for property, plant and equipment. The right-of-use assets are presented in the statement of financial position under the caption “Property, plant and equipment” and the lease liabilities are presented as current and non-current lease liabilities. Inventories Inventories consist of raw materials, semi-finished products and finished products. These inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, conversion costs and transportation costs, and is determined using the FIFO-method. Financial instruments Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument. (i) Financial assets Financial assets are initially recognized either at fair value or at their transaction price. All recognized financial assets are subsequently measured at either amortized cost or fair value under IFRS 9 on the basis of both our business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. a financial asset that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding is measured at amortized cost (net of any write down for impairment), unless the asset is designated at fair value through profit or loss (FVTPL) under the fair value option; a financial asset that (i) is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, is measured at fair value through other comprehensive income (FVTOCI), unless the asset is designated at FVTPL under the fair value option; all other financial assets are measured at FVTPL. A financial asset is classified as current when the cash flows expected to flow from the instrument mature within one year.

FINANCIAL STATEMENTS We derecognize a financial asset when the contractual rights to the cash flows from the asset expire, or we transfer the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. (a) Financial assets at fair value through other comprehensive income Equity instruments Until December 31, 2023, equity investments were classified as fair value through profit or loss (FVPL), unless we made an irrevocable election at initial recognition for certain non-current equity investments to present changes in Other comprehensive income (FVOCI). As from January 1, 2024, because of our ongoing business transformation post Jyseleca® divestiture, we changed the classification of our equity investments. All our existing strategic equity investments have been measured at fair value through other comprehensive income rather than through profit or loss in 2024 and 2025. This election is irrevocable and there is no subsequent reclassification of fair value of gains and losses to profit or loss following the derecognition of the investments in the future. The fair value of listed investments is based upon the closing price of such securities on Euronext at each reporting date. If the fair value is not readily available, the fair value is estimated by management based on the cost of investment and adjusted as necessary for impairment and revaluations with reference to relevant available information and recent financing rounds. (b) Financial assets at fair value through profit or loss Financial investments Financial investments include financial assets measured at fair value through profit or loss and may comprise short term bond funds that have a maturity equal or less than 12 months, and money market funds. Financial investments are designated at fair value through profit or loss if we manage such investments and make purchase and sale decisions based on their fair value in accordance with the investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial investments at fair value through profit or loss are measured at fair value, and changes therein, which take into account any dividend income, are recognized in profit or loss. Convertible loan Convertible loan is classified as a financial asset in accordance with IAS 32, as it represents a contractual right to receive equity instruments of another entity. In accordance with IFRS 9, the convertible loan is measured at fair value through profit or loss, as the convertible loan does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income, as described above. At conversion, the number of shares to be received shall vary depending on future financing rounds and corresponding subscription prices. After initial recognition, changes in the fair value shall be recognized in the income statement. (c) Financial assets at amortized cost Receivables Receivables are designated as financial assets measured at amortized cost. They are initially measured either at fair value or at transaction price, in the absence of a significant financing component. All receivables are subsequently measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit loss provision. Receivables mainly comprise trade and other receivables and current/non-current R&D incentives receivables. The R&D incentives receivables relate to refunds resulting from R&D incentives on R&D expenses in France and Belgium. This is a grant receivable that is based on annual declarations and is only refunded in case it cannot be offset by a tax payable.

FINANCIAL STATEMENTS R&D incentives receivables are discounted over the period until maturity date according to the appropriate discount rates. We refer to the accounting policy on grants and R&D incentives. Non-current and current financial investments measured at amortized cost Non-current financial investments measured at amortized cost include term deposits with maturities exceeding twelve months from the acquisition date. Current financial investments and escrow accounts measured at amortized cost include treasury bills that have a maturity equal to or less than twelve months and term deposits with maturities exceeding three months however equal to or less than twelve months from the acquisition date. We apply settlement date accounting for the recognition and de-recognition of financial investments measured at amortized cost. Cash and cash equivalents measured at amortized cost Cash and cash equivalents measured at amortized cost mainly comprise of notice accounts and term deposits that are readily convertible to cash within three months or less, that are subject to an insignificant risk of changes in their value and that are held for the purpose of meeting short-term cash commitments. Cash and cash equivalents exclude restricted cash, which is presented in the line “other non-current assets” in the statement of financial position. Impairment The impairment loss of a financial asset measured at amortized cost is calculated based on the expected loss model. For trade receivables, in the absence of a significant financing component, the loss allowance is measured at an amount equal to lifetime expected credit losses. Those are the expected credit losses that result from all possible default events over the expected life of those trade receivables. Impairment losses are recognized in the consolidated income statement. (iii) Financial liabilities Financial liabilities are initially measured either at fair value or at their transaction price. Subsequent to initial recognition, financial liabilities are measured at amortized cost or at fair value. Financial liabilities measured at amortized cost mainly comprise trade and other liabilities. Trade and other liabilities are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the financial year. They also include accrued expenses related to our R&D project costs. We derecognize a financial liability when our contractual obligations are discharged, cancelled or expire. Financial liabilities measured at fair value through profit or loss comprise the contingent consideration related to the CellPoint milestones. We refer to note 4 for more details. Taxation Income tax in the profit or loss accounts represents the sum of the current tax and deferred tax. Current tax is the expected tax payable on the taxable profit of the year. The taxable profit of the year differs from the profit as reported in the financial statements as it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Our liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

FINANCIAL STATEMENTS Deferred income tax is provided in full, using the liability-method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. As such, a deferred tax asset for the carry forward of unused tax losses will be recognized to the extent that is probable that future taxable profits will be available. Revenue recognition Revenues to date have consisted principally of collaboration revenues, which consist of milestones, license fees, non-refundable upfront fees and royalties received in connection with collaboration and license agreements. Starting in 2021, we also have commercial revenues from the sales of Jyseleca, which are reported as “Product net sales” on the discontinued operations line in our consolidated income statement. The revenue recognition policies can be summarized as follows: we recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, we perform the following five steps: Collaboration revenues (i) identify the contract In our agreements with customers we are mainly transferring licenses on our IP and in some cases this is combined with access rights and/or providing R&D services and/or cost sharing mechanisms. In some cases our collaborations also include an equity subscription component. If this is the case, we analyze if the criteria to combine contracts, as set out by IFRS 15, are met. (ii) identify the performance obligations in the contract Depending on the type of the agreement, there can be one or more distinct performance obligations under IFRS 15. This is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract. For some of our agreements, we combine the transfer of the license with the performance of R&D activities because we consider that the license is not capable of being distinct and is not distinct in the context of the contract. (iii) determine the transaction price Collaboration and license agreements with our commercial partners for R&D activities generally include non-refundable upfront fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees, royalties on sales and sometimes reimbursement income or profits sharing arrangements. (a) License fees or upfront payments If the license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenues from non-refundable upfront fees allocated to the license at the point in time the license is transferred to the customer and the customer has the right to use the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the

FINANCIAL STATEMENTS performance obligation is satisfied over time, revenue is recognized based on a pattern that best reflects the transfer of control of the service to the customer. (b) Milestone payments other than sales-based milestones A milestone payment is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Where milestone payments are included in the transaction price, we estimate the amount to be included in the transaction price using the most likely amount method. The transaction price is allocated to each performance obligation on a stand-alone selling price basis. We recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of relevant milestones and any related constraint. If necessary we adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment. (c) Reimbursement income for R&D services Collaboration and license agreements may include reimbursement or cost sharing for R&D services: such as outsourcing costs and payment for full-time equivalents at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us. Such costs reimbursements received are recognized in revenues when costs are incurred and agreed by the parties when we are acting as a principal in the scope of our stake of the R&D activities. If the later condition is not fulfilled, costs reimbursements are accounted for as a decrease of the related expenses. (d) Sales based milestone payments and royalties License and collaboration agreements include sales-based royalties, including commercial milestone payments based on the level of sales, and the license has been deemed to be the predominant item to which the royalties relate. Related revenue is recognized as the subsequent underlying sales occur. (iv) allocate the transaction price to the performance obligations in the contract We allocate the transaction price to each performance obligation identified in the contract based upon stand-alone selling price. The stand-alone selling price of each performance obligation is estimated by using one of the following methods: adjusted market assessment approach, the expected cost plus a margin approach or the residual approach. If management assesses that there is only one single performance obligation, the entire transaction price would be allocated to this performance obligation. (v) recognize revenue when (or as) the entity satisfies a performance obligation Revenue is recognized when our customer obtains control of the goods and/or services foreseen in the contracts. The control can be transferred over time or at a point in time – which results in recognition of revenue over time or at a point in time. In case of revenue recognition over time, we use an input model that considers estimates of the percentage of total R&D costs that are completed each period compared to the total estimated costs (percentage of completion method) to measure the progress of the satisfaction of the underlying performance obligation (which is the applied method for the filgotinib performance obligation). In other cases, depending on specific circumstances, we recognize revenue on a straight-line basis over the estimated term of the performance obligation (which is the applied method for the performance obligation related to our drug discovery platform). Supply revenues After completion of the sale of the Jyseleca® business we started to recognize sales of Jyseleca® inventories to Alfasigma as supply revenues, as part of our continuing operations. These supply revenues are recognized at the point in time when the control of inventory items transfers to Alfasigma.

FINANCIAL STATEMENTS Product net sales Revenue on the sale of Jyseleca® is recorded as “Product net sales” on the discontinued operations line in our consolidated income statement. Product net sales is the net amount of revenue recognized resulting from transferring control over our products to our customer (for example wholesalers and hospitals). Product sales revenue is recognized at a point in time when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer depending on the specific incoterms in the contract with a customer. The amount of revenue recognized is the amount allocated to the satisfied performance obligation taking into account variable consideration. The estimated amount of variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration that is included in the transaction price is primarily composed of rebates, discounts, cash discounts and chargebacks granted to various customers that are part of commercial and governmental contractual arrangements or other reimbursement programs. Shelf stock adjustments are granted to some of our customers to cover the inventory held by them at the time of a price decrease becomes effective. A liability is recognized for expected rebates, cash discounts, chargebacks or other reimbursements payable directly or indirectly to customers in relation to sales made until the end of the reporting period. The amount of variable consideration is estimated using several elements such as third-party market data, product pricing, the specific terms in the individual agreements, estimated inventory levels and the shelf life of our product. If actual results differ, these estimates will be adjusted. Net sales are presented net of value added tax and other sales-related taxes. Cost of sales Our cost of sales includes primarily the purchase cost of the goods sold and transportation costs. Other operating income Grants and R&D incentives As we carry out extensive R&D activities, we benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse (approved) expenditures incurred in our R&D efforts and are credited to the income statement, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grants or R&D incentives are receivable. Share-based payments (i) Equity-settled share-based payments We grant equity-settled incentives to certain employees, members of the Executive Committee and consultants in the form of subscription rights. Equity-settled subscription rights are measured at fair value at the date of acceptance. The fair value determined at the acceptance date of the subscription rights is expensed over time until the end of the vesting period, based on our estimate of subscription rights that are expected to be exercised. Fair value is measured by use of the Black & Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations. (ii) Long-term incentive plans in RSUs (Restricted Stock Units) Members of the Executive Committee and other employees are granted RSUs. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the Company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share.

FINANCIAL STATEMENTS The RSUs are measured based on the volume weighted average share price over the 30-calendar day period preceding the measurement date. We recognize the corresponding expense and liability over the vesting period. The fair value of the liability is re-measured at each reporting date because currently it is management’s intention to settle the RSUs in cash. Assets held for sale and discontinued operations A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale. It must either: represent a major separate line of business or geographical area of operations; be part of a single coordinated disposal plan; or be a subsidiary acquired exclusively with a view to resale. Intercompany transactions between continuing and discontinued operations are eliminated against discontinuing operations. Non-current assets and disposal groups are classified as assets held for sale if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, and the asset (or disposal group) is available for immediate sale in its present condition. A transaction is assumed to be highly probable if there are no significant risks of completion of the transaction, which depends on the specific circumstances but usually required at least an agreed binding term sheet. They are stated at the lower of carrying amount and fair value less costs to sell with any resulting impairment recognized. Assets related to discontinued operations and assets of disposal group held for sale are not depreciated. We refer to note 5 of our consolidated financial statements. Provisions Provisions are recognized in the statement of financial position when we have a present obligation as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate can be made of the amount of the obligations. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Uncertainty 4. Critical Accounting Judgments and Key Sources of Estimation In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. The following are the critical judgments that we have made in the process of applying the accounting policies and the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements presented elsewhere in this annual report. Critical judgments in applying accounting policies Revenue recognition in relation to the collaboration agreement with Gilead As described above in note 2 on “Gilead collaboration agreement”, we entered into the OLCA with Gilead on July 14, 2019. In accordance with IFRS 15, a significant portion of the consideration received by us under the OLCA was allocated to the performance obligation (PO) representing the exclusive right of Gilead to access our R&D platform and to license and collaborate with respect to each of our programs having completed Phase 2 clinical trial (the “OLCA Access & Option Right”).

FINANCIAL STATEMENTS As the PO in relation to the OLCA Access & Option Right shall be performed over time during the OLCA term of ten years, the allocated amount was initially recognized as a “contract liability” in the statement of financial position and released as revenue in the income statement on a straight-line basis over 10 years. As detailed above in note 2, the following amendments and other events occurred in 2025: On January 7, 2025, Gilead waived its rights under the OLCA to all of our small molecule R&D activities and programs; On July 23, 2025, we and Gilead signed a royalty and waiver agreement for the cell therapy activities that amends the OLCA; On October 21, 2025, we announced our intention to wind down our cell therapy activities, which intention was confirmed on January 5, 2026 following the completion of the works council consultation process. Following the 2025 OLCA amendments and other events as described above, we have no internal program existing at December 31, 2025 on which Gilead could exercise the OLCA Access & Option Right other than those subject to the wind-down, and there is no ongoing R&D activity that could result in any new internal program on which the OLCA Access & Option Right could become applicable during the remaining term of the OLCA. Although the OLCA Access & Option Right could also apply to any program acquired by us in the future, such an acquisition transaction (whether through license, merger, acquisition, reorganization, consolidation or combination or any other transaction) is a sovereign decision to be taken by the Board of Directors, which includes Independent Directors that together cast a minority. Also considering that the upfront fee received by us under the OLCA is non-refundable and that the OLCA does not impose an obligation for us to carry out acquisitions, the OLCA Access & Option Right of Gilead does not represent – from an accounting point of view with respect to acquired programs – an enforceable (performance) obligation as it does not exist independently from our future sovereign actions and decisions. In addition, it was made clear as part of the contemplated separation project announced early 2025 that if we desire to acquire rights to any programs or assets during the remaining term of the OLCA, Gilead shall negotiate in good faith with us an amendment to the OLCA designed to achieve positive value to us and all of our shareholders with respect to such programs and assets. On that basis, it is understood that any future acquisition decision by us would not be taken (namely by the Independent Directors) without the prior amendment of the OLCA in such a way that it achieves positive value to us and all of our shareholders. In other words, our governance is such that the exercise price of the OLCA Option Right –and other terms and conditions of the OLCA – on any acquired program will be aligned with the market-based value of the resulting license granted to Gilead (instead of the fixed opt-in price of $150 million set in the original OLCA), otherwise such an acquisition transaction is not expected to be approved by the Board and the OLCA Access & Option Right remains not applicable. Based on the above considerations and although the amended OLCA is still contractually effective at December 31, 2025, our management is of the view that following the 2025 OLCA amendments and other events, there is no enforceable performance obligation left under the amended OLCA that would justify a “contract liability” (as defined under IFRS 15) to be maintained at December 31, 2025, including with respect to the OLCA Access & Option Right for both internal programs and any program that would be acquired in the future during the remaining term of the OLCA. Consequently, the contract liability of €1,069.0 million reported by us as of December 31, 2024 with respect to the OLCA was derecognized and released as revenue in 2025. Accordingly, the carrying amount of incremental costs to obtain the original OLCA that were capitalized as contract costs (intangible assets) in accordance with IFRS 15 (i.e., €7 million at December 31, 2024) is impaired in profit or loss as a general and administrative expense.

FINANCIAL STATEMENTS Key sources of estimation uncertainty The following are the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in our consolidated financial statements for the year ended December 31, 2025. Transfer Jyseleca® business to Alfasigma – Determination of the fair value of the contingent earn-outs The contingent consideration included in the total consideration for the sale of the Jyseleca® business to Alfasigma was recorded at fair value at the completion date (January 31, 2024) and is updated at each reporting date. The fair value is based on our best estimate of the expected earn-outs and sales milestones in the future, considering probability adjusted sales forecasts of Jyseleca® discounted using an appropriate discount rate. The fair value is reviewed at each reporting date and any changes are reflected in our consolidated income statement, in the line ‘Net profit from discontinued operations, net of tax’ Determination of fair value of equity instruments As there is no active market for any of our equity instruments and most of the companies we invest in are early stage R&D organizations, we establish the fair value by using other valuation techniques. The fair value is estimated by management based on the cost of investment and adjusted as necessary for impairment and revaluations with reference to relevant available information and recent financing rounds. The inputs are categorized as Level 3 inputs. We refer to note 16 for more information about the equity investments. Determination of fair value of convertible loan receivable As there is no active market for the convertible loan and no reference share value is readily available of Onco3R, which is a privately-held early-stage R&D organization, we have established the fair value by using other valuation techniques. The fair value has been determined mainly by reference to the initial transaction price and adjusted as necessary for impairment and revaluations with reference to capitalized interests, relevant available information and recent financing rounds. Determination of restructuring provision The restructuring provision recognized as a result of the strategic reorganization resulting in the restructuring of the small molecules activities and the wind-down of the cell therapy activities is subject to estimation uncertainty primarily concerning the estimated amounts of contract provisions for early termination of contracts. The provision has been measured based on the total amount of open purchase commitments that will be undelivered and contractual penalty clauses. The final settlement amounts remain uncertain due to several factors: (i) actual timing of contract terminations during 2026, (ii) actual timing of the execution wind-down, and (iii) ongoing negotiations with collaboration partners and suppliers. Management estimated the provision based on the most likely outcome of these negotiations and expected timing of implementation. We refer to note 28 for more information about the restructuring provision. Impairment of goodwill, intangible assets and property, plant and equipment Determining whether goodwill, intangible assets and property, plant and equipment are subject to impairment requires an estimate of the recoverable amount of the cash generating unit to which the goodwill, intangible assets and property, plant and equipment have been allocated. Our previously announced strategic alternatives process for the cell therapy activities was an impairment indicator, so we assessed the cell therapy activities associated assets’ recoverable amount in accordance with IAS 36. The recoverable amount was estimated to be lower than the assets’ carrying value. As a result, we recognized an impairment loss of €228.1 million during the year ended December 31, 2025, thereby aligning the cell therapy assets’ book value with our strategic intention to wind down the cell therapy activities, which resulted in a full impairment of both the associated goodwill and intangible assets and a partial impairment of property, plant and equipment. We refer to note 13 for more information about the goodwill and impairment of goodwill, to note 14 for more information about the intangible assets and to note 15 for more information about the property, plant and equipment.

FINANCIAL STATEMENTS Contingent consideration The contingent consideration included in the consideration payable for the acquisition of CellPoint was recorded at fair value at the date of acquisition and is updated at each reporting date. The carrying amount at December 31, 2024 amounted to €20.6 million. As consequence of the wind-down decision in 2025 of the cell therapy activities, the fair value of the contingent consideration at December 31, 2025, is estimated to be nil. The change in fair value is reflected in our consolidated income statement, in the line ‘other operating income’. We refer to note 27 for more information about the contingent consideration payable for the acquisition of CellPoint. 5. Discontinued Operations and Assets Held for Sale On October 30, 2023 we announced that we had signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma, including the European and UK Marketing Authorizations, the commercial, medical and development activities for Jyseleca® and approximately 400 positions in 14 European countries. On December 30, 2023, we signed a final share and asset purchase agreement with Alfasigma. The transaction was closed on January 31, 2024, upon obtaining all necessary approvals. We received a €50.0 million upfront payment in 2024, and are entitled to potential sales-based milestone payments totaling €120.0 million and mid-single to mid-double-digit earn-outs on European sales. We contributed €15.0 million in 2024 and contributed an additional €25.0 million to Alfasigma in 2025 for Jyseleca® related development activities. On January 31, 2024, we also signed a transition agreement with Alfasigma enacting the responsibilities and services provided by the parties during a transition period for the transfer of the business. The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as discontinued operations in our financial statements for the years ended December 31, 2024 and December 31, 2025. Our inventories were not considered as part of the disposal group, as these did not transfer to Alfasigma on closing of the transaction on January 31, 2024 but these will gradually be sold to Alfasigma during the coming years and we will bear the risks associated with it as long as it is not transferred.

FINANCIAL STATEMENTS The following disclosure illustrates the result from our discontinued operations. I Disposal of the Jyseleca® business (discontinued operations) 1.1 Consideration received Year ended December 31 (thousands of €) 2024 Upfront payment received 50,000 Settlement for net cash and working capital 9,835 Total consideration received 59,835 1.2 Analysis of assets and liabilities over which control was lost January 31 (thousands of €, except per share data) 2024 Property, plant and equipment 4,186 Deferred tax assets 292 Other non-current assets 613 Inventories 505 Trade and other receivables 18,439 Cash and cash equivalents 19,523 Other current assets 1,161 Total assets 44,719 Other reserves (74) Retirement benefit liabilities 1,003 Non-current lease liabilities 2,328 Other non-current liabilities 90 Current lease liabilities 1,308 Trade and other liabilities 28,927 Current tax payable 1,170 Current deferred income 430 Total liabilities 35,182 Net assets disposed of 9,537

Galápagos
FINANCIAL STATEMENTS

1.3 Gain on disposal of the Jyseleca® business (included in other operating income in the income statement)

	Year ended December 31
(thousands of €)	2024
Upfront payment received	50,000
Settlement for net cash and working capital	9,835
Additional adjustment working capital to be settled	(750)
Net assets disposed of	(9,537)
Effect of cumulative translation adjustments reclassified from equity on loss of control	(4,095)
Fair value of the future earn-outs payable by Alfasigma to us	47,035
Contribution for R&D costs payable by us to Alfasigma	(40,000)
Gain on disposal of subsidiaries	**52,488**

The fair value of the future earn-outs at December 31, 2025 is presented on the lines "Non-current contingent consideration receivable" and "Trade and other receivables" in our statement of financial position.

1.4 Net cash inflow/outflow (-) on disposal of the Jyseleca® business

	Year ended December 31	
(thousands of €)	2025	2024
Upfront payment received	-	50,000
Settlement for net cash and working capital	-	9,835
Release from/transfer to (-) escrow account	24,806	(40,000)
Contribution for R&D costs paid by us to Alfasigma	(25,000)	(15,000)
Earn-outs paid by Alfasigma	7,432	2,053
Less: cash and cash equivalents balances disposed of	-	(19,523)
Less: settlement of pre-existing relationships	-	3,686
Cash in/cash out (-) from the disposal of subsidiaries, net of cash disposed of	**7,238**	**(8,949)**
Costs associated to the sale taken into result in 2023	-	(3,072)
Costs associated to the sale taken into result in 2024	-	(526)
Cash used for other liabilities related to the disposal of subsidiaries	**-**	**(3,598)**

Of the €50.0 million of upfront payment received at closing of the transaction €40.0 million was paid into an escrow account. This amount was kept in escrow for a period of one year after the closing date of January 31, 2024, and was partially released in February 2025; the remaining part was released in August 2025. We gave customary representations and warranties which are capped and limited in time. At December 31, 2024, this €40.0 million was presented as "Escrow account" in the statement of financial position, together with the interests on this escrow account.

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Galápagos
FINANCIAL STATEMENTS

II Result from discontinued operations

	Year ended December 31	
(thousands of €, except per share data)	2025	2024
Product net sales	-	11,475
Collaboration revenues	-	26,041
Total net revenues	**-**	**37,516**
Cost of sales	-	(1,693)
Research and development expenses	(11,708)	(8,152)
Sales and marketing expenses	(932)	(11,520)
General and administrative expenses	(94)	(1,087)
Other operating income	11,933	56,180
Operating profit/ operating loss (-)	**(801)**	**71,244**
Other financial income	2,676	4,230
Other financial expenses	-	(12)
Profit before tax	**1,875**	**75,462**
Income taxes	(483)	(98)
Net profit	**1,392**	**75,364**
Basic and diluted earnings per share from discontinued operations	**0.02**	**1.14**
Weighted average number of shares – Basic (in thousands of shares)	65,897	65,897
Weighted average number of shares – Diluted (in thousands of shares)	65,901	65,942

The sale of the Jyseleca® business to Alfasigma on January 31, 2024 led to the full recognition in revenue in 2024 of the remaining deferred income related to filgotinib (€26.0 million reported in collaboration revenues in 2024).

We refer to **note 2** for a general description of our collaboration with Gilead.

As from February 1, 2024, all economics linked to the sales of Jyseleca® in Europe, all filgotinib development expenses and all remaining G&A and S&M expenses relating to Jyseleca® are for the benefit of/recharged to Alfasigma. For the year ended December 31, 2025, the R&D expenses mainly related to the settlement of disputed expenses with Alfasigma.

Other operating income in 2025 consisted almost fully of a fair value adjustment of the contingent consideration receivable from Alfasigma as a consequence of an adjusted sales forecast. Other operating income in 2024, included €52.5 million related to the calculation of the gain on the sale of the Jyseleca® business to Alfasigma.

Other financial income contained discounting components on the contingent consideration receivable on Alfasigma.

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FINANCIAL STATEMENTS III Cash flow generated from/used in (–) discontinued operations Year ended December 31 (thousands of €) 2025 2024 Net cash flow used in operating activities (851) (36,367) Net cash flow generated from/used in (-) investing activities 7,238 (8,949) Net cash flow generated from/used in (-) discontinued operations 6,387 (45,316) Sale of Galapagos Real Estate Belgium BV In December 2024, we signed a share purchase agreement for the sale of Galapagos Real Estate Belgium BV. The transaction was completed on March 31, 2025. 1.1 Consideration received Year ended December 31 (thousands of €) 2025 Payment received 12,206 Total consideration received 12,206 1.2 Analysis of assets and liabilities over which control was lost March 31 (thousands of €, except per share data) 2025 Property, plant and equipment 11,115 Trade and other receivables 1 Cash and cash equivalents 13 Total assets 11,129 Trade and other liabilities 11,020 Total liabilities 11,020 Net assets disposed of 109 1.3 Gain on disposal of subsidiaries Year ended December 31 (thousands of €) 2025 Payment received 12,206 Settlement of intercompany loan (11,012) Net assets disposed of (109) Gain on disposal of subsidiaries 1,085 The gain on disposal of subsidiaries is included in the line “other operating income” in the income statement.

FINANCIAL STATEMENTS 1.4 Net cash inflow on disposal of subsidiaries Year ended December 31 (thousands of €) 2025 Payment received 12,206 Less: cash and cash equivalents balances disposed of (13) Net cash inflow on disposal of subsidiaries 12,193 6. Segment Information We are currently operating as a single operating segment. Geographical information In 2024 and 2025, our continuing operations were mainly located in Belgium, France, the Netherlands, Switzerland and the United States. The revenues from our collaboration partner Gilead represented 97% of our total net revenues from continuing operations in 2025 (87% in 2024). The main part of the remaining 3% of the net revenues in 2025 (remaining 13% in 2024) consisted of supply revenues of the Jyseleca® product to Alfasigma (Italy). The revenues in the country of domicile of Galapagos NV (Belgium) are not material. Following table summarizes our net revenues by destination of customer: Year ended December 31 (thousands of €) 2025 2024 United States of America 1,081,144 266,588 Europe 31,104 46,577 Total net revenues 1,112,248 313,165 minus: United States of America—25,802 Europe—11,714 Total net revenues from discontinued operations—37,516 United States of America 1,081,144 240,786 Europe 31,104 34,863 Total net revenues from continuing operations 1,112,248 275,649 On December 31, 2025, we held €81.5 million (€357.8 million in 2024) of property, plant and equipment, intangible assets and goodwill distributed as follows: December 31 (thousands of €) 2025 2024 Belgium 3,887 95,686 France—5 The Netherlands 75,890 239,454 Switzerland—92 United States of America 1,734 22,533 Total 81,511 357,770

FINANCIAL STATEMENTS 7. Total Net Revenues from Our Continuing Operations Supply revenues These revenues are fully related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related cost of sales are reported on the cost of sales line. Collaboration revenues The following table summarizes our collaboration revenues for the years ended December 31, 2025 and 2024 by collaboration and by category of revenue: upfront payments and license fees, and royalties. Year ended December 31 (thousands of €) Over time Point in time 2025 2024 Recognition of non-refundable upfront payments and license fees 1,070,147 230,182 Gilead collaboration agreement for drug discovery platform ✓ 1,068,967 230,182 Cartilla Therapeutics GLPG1972 ✓ 1,180 Royalties 12,177 10,604 Gilead royalties on Jyseleca® ✓ 12,177 10,604 Total collaboration revenues 1,082,324 240,786 We refer to note 2 of this financial report for a general description of our collaboration with Gilead. On December 31, 2025, as a result of the OLCA amendments and other events in 2025, the contract liability of €1,069.0 million reported on December 31, 2024 with respect to the OLCA has been derecognized and released as revenue in 2025. We refer to note 4 of this financial report for further details. For the year ended December 31, 2025 we recognized in revenue €12.2 million of royalties from Gilead on filgotinib. The royalties on sales of Jyseleca® performed by Gilead in Japan were not reported as discontinued operations as we still have the right to receive those royalties on future sales made by Gilead and its commercialization partners (this right is not subject to transfer to Alfasigma as part of the transfer of the Jyseleca® business to them). 8. Operating Costs and Other Operating Income Operating costs R&D expenses The following table summarizes R&D expenses for the years ended December 31, 2025 and 2024. Year ended December 31 (thousands of €) 2025 2024 Personnel costs (147,197) (87,740) Subcontracting (232,906) (160,076) Disposables and lab fees and premises costs (10,812) (17,629) Amortization, depreciation and impairment (42,371) (35,378) Professional fees (7,611) (15,949) Other operating expenses (18,524) (18,687) Total research and development expenses (459,421) (335,459)

Galápagos
FINANCIAL STATEMENTS

The table below summarizes our R&D expenses for the years ended December 31, 2025 and 2024, broken down by program:

	Year ended December 31	
(thousands of €)	2025	2024
SIKi program	(12,772)	(18,400)
TYK2 program on GLPG3667	(36,744)	(34,965)
Cell therapy programs in oncology	(295,610)	(170,998)
Other discovery programs	(114,295)	(111,096)
Total research and development expenses	**(459,421)**	**(335,459)**

Sales and marketing expenses

The following table summarizes the sales and marketing expenses of our continuing operations for the years ended December 31, 2025 and 2024.

	Year ended December 31	
(thousands of €)	2025	2024
Personnel costs	(6,601)	(6,561)
Amortization, depreciation and impairment	3,465	(4,475)
External outsourcing costs	(1,392)	(2,813)
Professional fees	(62)	(904)
Other operating expenses	(1,510)	(2,440)
Total sales and marketing expenses	**(6,100)**	**(17,193)**

General and administrative expenses

The following table summarizes the general and administrative expenses for the years ended December 31, 2025 and 2024.

	Year ended December 31	
(thousands of €)	2025	2024
Personnel costs	(74,390)	(52,642)
Amortization, depreciation and impairment	(12,951)	(8,697)
Legal and professional fees	(29,515)	(33,960)
Other operating expenses	(30,477)	(21,946)
Total general and administrative expenses	**(147,333)**	**(117,245)**

Impairment of the cell therapy activities

The acquisition of both CellPoint and AboundBio in 2022 resulted in the recording of a goodwill. This goodwill was allocated the CAR-T/cell therapy cash generating unit (CGU), together with intangibles assets acquired as a result of this business combination and some (in)tangibles related to this CGU. During 2025, as a result of the announced intention to wind down our cell therapy activities (i.e., the CAR-T/cell therapy CGU), we performed an impairment analysis to review the recoverable amount of the CAR-T/cell therapy CGU associated assets.

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FINANCIAL STATEMENTS

The review led to an impairment loss of €228.1 million, consisting of a full impairment of the goodwill (€69.4 million) and intangible assets (€132.0 million) and a partial impairment of property, plant and equipment (€26.7 million) allocated to the CAR-T/cell therapy CGU. We refer to note 2 for more information about the wind-down of the cell therapy activities.

The impairment loss has no impact on our cash flows.

Other operating income

The following table summarizes other operating income for the years ended December 31, 2025 and 2024.

	Year ended December 31	
(thousands of €)	2025	2024
Grant income	57	2,035
R&D incentives income	27,218	27,223
Fair value adjustment of contingent consideration payable	21,760	-
Other	4,458	11,515
Total other operating income	**53,493**	**40,773**

The grant income in 2025 and 2024 was fully related to grants from a Flemish agency and the Belgian government. In many cases these grant agreements carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets.

R&D incentives income was primarily composed of:

	Year ended December 31	
(thousands of €)	2025	2024
Income from innovation incentive system in France	-	2,056
Income from Belgian R&D incentives	13,610	16,943
Tax rebates on payroll withholding taxes of R&D personnel (Belgium & the Netherlands)	13,608	8,224
Total R&D incentives income	**27,218**	**27,223**

As a consequence of the wind-down of the cell therapy activities, the fair value of the contingent consideration payable related to the acquisition of CellPoint was reduced to nil. We refer to note 27. "Trade and other liabilities and other non-current liabilities" for more explanation on this contingent consideration.

Other income decreased mainly due to lower rental income, and less recharges to Alfasigma.

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FINANCIAL STATEMENTS 9. Staff Costs The table below summarizes the number of employees of our continuing operations on December 31, 2025 and 2024: 2025 2024 Number of employees on December 31 452 704 Total 452 704 The average number of FTE’s of our continuing operations during the years 2025 and 2024 was: Year ended December 31 2025 2024 Members of the Executive Committee 4 4 Research and development 313 408 Commercial and medical affairs 26 26 Corporate and support 199 207 Total 542 645 Their aggregate remuneration comprised: Year ended December 31 (thousands of €) 2025 2024 Wages and salaries (164,591) (98,863) Social security costs (22,269) (15,590) Retirement benefit costs (2,778) (5,669) Costs related to subscription right plans (23,935) (17,685) Other personnel costs (14,615) (9,136) Total personnel costs (228,188) (146,943) Reference is made to note 32 “Share-based payments” for more information on our subscription right plans.

FINANCIAL STATEMENTS Other 10. Fair Financial Value Adjustments, Income/Expenses Net Currency Exchange Differences and The following table summarizes fair value adjustments and net currency exchange differences, and other financial income and expenses for the years ended December 31, 2025 and 2024. Year ended December 31 (thousands of €) 2025 2024 Fair value adjustments and net currency exchange differences: Net unrealized currency exchange gain/loss (-) (45,484) 22,727 Net realized currency exchange gain/loss (-) 474 (678) Fair value re-measurement of warrants—4 Fair value gain on financial assets held at fair value 1,175 -Gain from settlement of hedging instrument 22,745 -Fair value gain/loss (-) on current financial investments (18,266) 73,742 Total fair value adjustments and net currency exchange differences (39,356) 95,795 Other financial income: Interest income 46,339 89,378 Discounting effect of non-current R&D incentives receivables 1,648 1,132 Discounting effect of other non-current liabilities—395 Other finance income 64 223 Total other financial income 48,051 91,128 Other financial expenses: Interest expenses (1,034) (911) Discounting effect of other non-current liabilities (1,183) -Other finance charges (646) (759) Total other financial expenses (2,863) (1,670) Total net financial result 5,832 185,253 The net currency unrealized exchange loss in 2025 of €45.5 million primarily consisted of an unrealized exchange loss of €44.8 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollars, as compared to an unrealized net exchange gain in 2024 of €22.2 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollars. We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. The fair value loss on the current financial investments in 2025 reflected the exchange differences on the money market funds, the interest on these money market funds and the positive effect of the re-measurement at fair value of our money market funds on December 31, 2025. These re-measurement gains were mainly the result of the positive returns on the EUR denominated money market funds.

FINANCIAL STATEMENTS Interest income was related to interests on treasury bills, term deposits and notice accounts. Interest income decreased due to decreasing interest rates and a shift from investments in term deposits generating financial income to investments in money market funds generating fair value changes. Fair value gains and interest income derived from cash, cash equivalents and financial investments excluding any currency exchange results amounted to €103.0 million in 2025 (compared to €140.4 million in 2024). Interest expenses were mainly related to interests on leases of buildings and cars and to interests related to defined benefit obligations. Other financial expenses for 2025 (2024: other financial income) comprise the discounting effect of other non-current liabilities as milestones payables related to the acquisition of subsidiaries. 11. Income Taxes The following table summarizes the income taxes recognized in profit or loss for the years ended December 31, 2025 and 2024. Year ended December 31 (thousands of €) 2025 2024 Current tax expense (792) (1,301) Deferred tax 19,413 3,104 Total income taxes 18,621 1,803 Current tax, consisting of corporate income taxes, and deferred tax income/cost (–) related to subsidiaries of our continuing operations working on a cost plus basis. The increase in deferred tax income in 2025 as compared to 2024 was primarily due to the reversal of the deferred tax liabilities linked to capitalized intangible assets related to the cell therapy business, as we recorded an impairment on these intangible assets.

FINANCIAL STATEMENTS Taxes recognized in profit or loss For the purpose of the disclosure below corporate tax was calculated at 25% (2024: 25%) – which is the tax rate applied in Belgium – on the estimated assessable result for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the year. Year ended December 31 (thousands of €) 2025 2024 Profit/loss (-) before tax 300,871 (3,085) Income tax debit/credit (-), calculated using the Belgian statutory tax rate on the accounting profit/loss (-) before tax (theoretical) 75,218 (771) Tax income (-)/expenses in income statement (effective) (18,621) (1,803) Difference in tax expenses/income to explain (93,839) (1,032) Effect of tax rates in other jurisdictions (2,187) (132) Effect of non-taxable income (3,774) (5,247) Effect of share-based payment expenses without tax impact 6,092 4,399 Effect of expenses/income (-) not subject to tax (891) 52 Effect of non-tax-deductible expenses 3,472 1,117 Effect of recognition of previously non-recognized deferred tax assets—15 Effect of tax losses (utilized) reversed (296) -Effect from under or over provisions in prior periods 336 13 Effect of non-recognition of deferred tax assets (6,986) (1,338) Effect of derecognition of previously recognized deferred tax assets 827 89 Effect of use of innovation income deduction (90,432)—Total explanations (93,839) (1,032) Non-taxable income for the years ended December 31, 2025 and 2024 were related to non-taxable grants and tax credits.

Galápagos
FINANCIAL STATEMENTS

12. Earnings per Share

	Year ended December 31	
	2025	2024
Net profit attributable to owners of the parent (thousands of €)	320,884	74,082
Number of shares (thousands)		
Weighted average number of shares for the purpose of basic earnings/loss (-) per share	65,897	65,897
Basic earnings per share (€)	4.87	1.12
Net profit attributable to owners of the parent (thousands of €)	320,884	74,082
Number of shares (thousands)		
Weighted average number of shares for the purpose of diluted earnings/loss (-) per share	65,897	65,897
Number of dilutive potential ordinary shares	4	45
Diluted earnings per share (in €)	4.87	1.12

Reference is also made to **note 2** where an explanation is provided about the terms and conditions of the outstanding subsequent Gilead Warrant B that can, potentially, be exercised by Gilead and lead to a dilutive effect. Due to the exercise price mechanism of the Gilead subsequent Warrant B, this warrant was out-of-the-money for 2025 and 2024.

13. Goodwill

(thousands of €)	Goodwill
On January 1, 2024	69,557
Exchange differences on goodwill	453
On December 31, 2024	70,010
Impairment on goodwill	(69,404)
Exchange differences on goodwill	(606)
On December 31, 2025	-

The goodwill resulting from both the acquisition of CellPoint (€62.4 million) and AboundBio (€7.6 million) at December 31, 2024, was allocated to the same cash-generating unit (CGU), "CAR-T/Cell Therapy". The intangible assets acquired as a result of both business combinations were also allocated to this cash-generating unit, together with some other (in)tangible assets related to the "CAR-T/Cell Therapy" cash-generating unit. The valuation method of the recoverable amount of this cash-generating unit was based on the fair value less costs of disposal.

As a consequence of the announced wind-down of our cell therapy activities, we fully impaired the associated goodwill. We refer to **note 2** for more information about the wind-down of the cell therapy activities and to **note 8** for more information about the total impairment loss of the cell therapy activities, included in the consolidated income statement as a separate line item.

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Galápagos
FINANCIAL STATEMENTS

14. Intangible Assets Other than Goodwill

(thousands of €)	Software & databases	Licenses, rights, technology and in-process R&D	Exclusive rights	Contract costs	Total
Acquisition value					
On January 1, 2024	**27,014**	**43,171**	**89,720**	**15,384**	**175,290**
Additions	666		64,725		65,391
Sales and disposals	(1,863)	(3,613)			(5,476)
Translation differences		246			246
On December 31, 2024	**25,817**	**39,804**	**154,445**	**15,384**	**235,451**
Additions	156				156
Translation differences		(477)			(477)
On December 31, 2025	**25,973**	**39,327**	**154,445**	**15,384**	**235,130**
Amortization and impairment					
On January 1, 2024	**18,574**	**4,354**	**17,791**	**6,664**	**47,384**
Amortization	4,384	493	22,198	1,538	28,613
Sales and disposals	(1,863)	(3,613)			(5,476)
Translation differences		68			68
On December 31, 2024	**21,095**	**1,302**	**39,989**	**8,202**	**70,589**
Amortization	2,249	355	22,189	1,538	26,331
Impairment	1,781	37,922	92,267	5,644	137,614
Translation differences		(252)			(252)
On December 31, 2025	**25,125**	**39,327**	**154,445**	**15,384**	**234,282**
Carrying amount					
On December 31, 2024	4,722	38,502	114,456	7,182	164,862
On December 31, 2025	**848**	**-**	**-**	**-**	**848**

Through the acquisition of CellPoint and AboundBio in June 2022, we acquired in-process R&D related to two CAR-T product candidates (€28.2 million on December 31, 2024), exclusive rights and technology, being a fully human therapeutics platform. These exclusive rights refer to our exclusivity contract with Lonza (€60.3 million on December 31, 2024) and were depreciated until the beginning of March 2030, in accordance with the contract.

The addition of exclusive rights in 2024 refers to the upfront exclusivity consideration paid to Adaptimmune of $70.0 million, which was amortized over the expected exclusivity period until the end of 2027. This upfront was paid within the framework of a clinical collaboration agreement with Adaptimmune, providing an exclusive option on a cell therapy for head and neck cancer and potential future solid tumor indications.

As a consequence of the announced wind-down of our cell therapy activities, the fair value less costs of disposal of the cash-generating unit "CAR-T/cell therapy" amounted to nil. As a result, we fully impaired all associated intangible assets (with a total net book value at September 30, 2025 of €131.5 million), consisting of the in-process R&D (€28.2 million related to two CAR-T product candidates, €7.5 million related to Pregene and €2.2 million related to other assets), the exclusive rights related to our exclusivity contract with Lonza (€51.6 million), the upfront exclusivity considerations paid to Adaptimmune

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Galápagos
FINANCIAL STATEMENTS

(€40.7 million), and other intangibles related to the acquisition of Cellpoint and AboundBio (€1.3 million). The contract costs refer to the incremental costs to obtain the original OLCA with Gilead, capitalized in 2019, and were impaired now in line with the derecognition of the contract liability (release of the deferred income). This impairment is classified as G&A expense.

15. Property, Plant and Equipment

Fully owned

(thousands of €)	Land, building and building improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
Acquisition value					
On January 1, 2024	**90,705**	**39,678**	**9,353**	**6,770**	**146,507**
Additions	7,292	9,595	118	298	17,303
Sales and disposals	(6,554)	(663)	(2,460)		(9,677)
Reclassifications	4,687	470	466	(5,623)	-
Reclassifications to assets in disposal group classified as held for sale	(10,200)			(915)	(11,115)
Translation differences	84	204	(15)		273
On December 31, 2024	**86,014**	**49,284**	**7,462**	**530**	**143,291**
Additions	1,622	10,788	18		12,428
Sales and disposals	(758)	(29,284)	(1,495)		(31,537)
Reclassifications	(1,283)	1,813		(530)	-
Translation differences	(606)	(667)	(1)		(1,274)
On December 31, 2025	**84,989**	**31,934**	**5,984**	**-**	**122,908**
Depreciation and impairment					
On January 1, 2024	**11,218**	**19,178**	**4,891**	**-**	**35,287**
Depreciations	5,284	4,787	1,005		11,076
Impairment	1,068	17	158		1,243
Sales and disposals	(6,554)	(663)	(2,460)		(9,677)
Translation differences	(68)	39	(8)		(37)
On December 31, 2024	**10,948**	**23,358**	**3,586**	**-**	**37,892**
Depreciations	4,021	5,562	768		10,351
Impairment	4,155	27,900	661		32,716
Sales and disposals	(758)	(27,205)	(1,485)		(29,448)
Translation differences	(203)	(345)	(1)		(549)
On December 31, 2025	**18,163**	**29,270**	**3,530**	**-**	**50,962**
Carrying amount					
On December 31, 2024	75,066	25,926	3,876	530	105,399
On December 31, 2025	**66,826**	**2,664**	**2,455**	**-**	**71,946**

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Galápagos
FINANCIAL STATEMENTS

As a result of the announced wind-down of our cell therapy activities and the planned closure of sites, we recorded in 2025 an impairment on lab equipment of €19.4 million, on leasehold improvements of €3.6 million and on other assets of €0.1 million. We additionally recorded an impairment of €9.6 million on the assets related to the small molecules business.

As we signed a share purchase agreement for the construction project in Mechelen (Belgium) in December 2024, we reclassified the land and other tangible assets of Galapagos Real Estate Belgium BV to assets in disposal group classified as held for sale at December 31, 2024.

Right-of-use

(thousands of €)	Land & building	Installation & machinery	Furniture, fixtures & vehicles	Total
Acquisition value				
On January 1, 2024	**23,174**	**251**	**7,652**	**31,078**
Additions	4,287	1,657	2,879	8,823
Sales and disposals	(2,989)	(250)	(4,114)	(7,353)
Translation differences	113			113
On December 31, 2024	**24,585**	**1,658**	**6,417**	**32,661**
Additions	2,181		526	2,707
Sales and disposals	(12,023)	(459)	(4,962)	(17,444)
Translation differences	(549)			(549)
On December 31, 2025	**14,194**	**1,199**	**1,981**	**17,375**
Depreciation and impairment				
On January 1, 2024	**11,279**	**223**	**4,473**	**15,976**
Depreciations	2,848	118	1,592	4,558
Sales and disposals	(1,920)	(250)	(3,200)	(5,370)
Translation differences	(3)			(3)
On December 31, 2024	**12,204**	**91**	**2,865**	**15,161**
Depreciations	2,185	381	1,351	3,917
Impairment	3,655			3,655
Sales and disposals	(10,811)	(145)	(2,890)	(13,846)
Translation differences	(229)			(229)
On December 31, 2025	**7,004**	**327**	**1,326**	**8,658**
Carrying amount				
On December 31, 2024	12,381	1,567	3,552	17,499
On December 31, 2025	**7,190**	**872**	**655**	**8,717**

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FINANCIAL STATEMENTS Carrying amount December 31 (thousands of €) 2025 2024 Property, plant and equipment fully owned 71,946 105,399 Right-of-use 8,717 17,499 Total property, plant and equipment 80,663 122,898 We recorded in 2025 an impairment on the right of use assets related to the leased buildings in Princeton and Pittsburgh (U.S.), as these sites will be closed as a result of the wind-down. The sales and disposals of 2025 and 2024 mainly relate to the disposal of leased cars. We refer to note 26 “Lease liabilities” for a detail of the lease liabilities related to these right-of-use assets. There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment. 16. Equity Investments (thousands of €) 2025 2024 Cost at January 1 50,845 13,965 Acquisitions of the year—36,880 Cost at December 31 50,845 50,845 Fair value adjustment at January 1 2,095 (390) Fair value adjustment of the year (6,132) 2,485 Fair value adjustment at December 31 (4,037) 2,095 Net book value at December 31 46,809 52,941 As of December 31, 2024 and 2025, financial assets held at fair value through other comprehensive income consisted of equity instruments of non-listed companies. The fair value of these equity instruments, without readily available determinable fair values (classified as level 3 fair valuation hierarchy), are estimated by management based on the cost of investment and adjusted as necessary for impairment and revaluations with reference to relevant available information and recent financing rounds. Per December 31, 2025 no fair value change was recognized except for the currency exchange rate impact. We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities.

FINANCIAL STATEMENTS 17. Convertible Loan (thousands of €) 2025 Cost at January 1—Issuance of convertible loan facility 20,000 Cost at December 31 20,000 Fair value adjustment at January 1—Fair value adjustment of the year 1,175 Fair value adjustment at December 31 1,175 Net book value at December 31 21,175 In April 2025, we and Onco3R Therapeutics (Onco3R) signed an agreement under which multiple small molecule immunology and oncology assets have been sold to Onco3R. Under the terms of the agreement, we participated in Onco3R’s start-up capital via a convertible loan facility with a nominal amount of €20 million, with 8% interest per annum receivable at maturity date, which is the earlier of conversion and five years after issue date. At conversion, the convertible loan would convert in the most senior class of preferred equity shares of Onco3R at the time of the completion of a future equity financing round by Onco3R in which third party investors subscribe for new Onco3R shares of at least €20 million. This convertible loan facility is measured at fair value through profit or loss. As per December 31, 2025, the only fair value change recognized is related to the capitalized interest.

Galápagos
FINANCIAL STATEMENTS

18. Other Non-Current Assets

Other non-current assets consisted of following items:

	December 31	
(thousands of €)	2025	2024
Non-current restricted cash	1,759	1,985
Non-current portion of upfront payment to NovAliX	-	2,580
Non-current portion of advance related to the NovAliX transaction	-	2,877
Other non-current assets	1,200	1,266
Total other non-current assets	**2,959**	**8,708**

In 2023, we transferred our Romainville (France)-based drug discovery and research operations and employees to NovAliX for no consideration, in exchange for a five-year commitment to use the research capabilities and expertise of NovAliX within our R&D portfolio. The transfer was accounted for as an advance for future services, to be released over the committed five years collaboration period. In addition, we also made an €8.3 million upfront payment as a prepayment toward our five-year purchase commitment.

As a result of the strategic reorganization of the small molecule activities, we early terminated our five-year collaboration agreement with NovAliX, which resulted in the accelerated release of the remaining portion of the advances (non-current and current) of the NovAliX transaction and the upfront payment in 2025.

19. Research and Development Incentives Receivables

The table below illustrates the R&D incentives receivables related captions in our statement of financial position as at December 31, 2025, and 2024.

	December 31	
(thousands of €)	2025	2024
Non-current R&D incentives receivables	126,662	132,729
Current R&D incentives receivables	31,208	39,882
Total R&D incentives receivables	**157,870**	**172,611**

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our statement of financial position on December 31, 2025.

	December 31, 2025					
	Maturity date					
(thousands of €)	2027	2028	2029	2030	2031 – 2032	Total
French non-current R&D incentives receivables – discounted value	12,215	6,127	1,552			19,894
Belgian non-current R&D incentives receivables – discounted value	20,646	20,449	37,942	19,712	8,019	106,768
Total non-current R&D incentives receivables – discounted value	**32,861**	**26,576**	**39,494**	**19,712**	**8,019**	**126,662**

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Galapagos NV Annual Report 2025

20. Inventories The following table provides an overview of our inventories by type of inventory: December 31 (thousands of €) 2025 2024 Raw materials 22,493 51,192 Total inventories 22,493 51,192 Our inventory consisted in full out of Jyseleca® products that is gradually sold to Alfasigma until depletion following the sale of the Jyseleca® business on January 31, 2024. 21. Trade and Other Receivables and Other Current Assets December 31 (thousands of €) 2025 2024 Trade receivables 9,568 32,471 Current contingent consideration receivable 6,955 4,742 Prepayments 103 103 Other receivables 4,080 10,160 Trade and other receivables 20,706 47,476 Accrued income 1,392 835 Deferred charges 5,610 30,214 Other current assets 7,002 31,049 Total trade and other receivables & other current assets 27,708 78,525 The decrease in deferred charges in 2025 mainly related to the release in R&D expenses of the remaining balance of the capitalized $15.0 million of R&D funding paid to Adaptimmune in 2024, as a consequence of announced wind-down of our cell therapy activities. We refer to note 5 for more information on the current contingent consideration receivable. On December 31, 2024, we had a provision for expected credit losses of €9.6 million, for two disputed invoices. This provision was reversed in 2025 as a result of an agreement reached with the client. We did not account for a provision for expected credit losses relating to all our other trade and other receivables since we do not have a history of credit losses and we are not aware of any forward-looking information that could materially influence the credit risk. We refer to Note 35 “Financial Risk Management” for more information on the financial risk management.

FINANCIAL STATEMENTS 22. Non-Current and Current Financial Investments December 31 (thousands of €) 2025 2024 Non-current financial investments—200,182 Total non-current financial investments—200,182 December 31 (thousands of €) 2025 2024 Money market funds 1,472,031 1,484,599 Treasury bills—255,078 Term deposits 1,438,149 1,313,657 Total current financial investments 2,910,180 3,053,334 The non-current financial investments referred to a new term account that was acquired in December 2024 with a maturity of 18 months. This term account was terminated in February 2025 as a result of the planned separation. We refer to note 2 for more information. Term deposits as part of current financial investments refer to non-cancellable term deposits with a maturity exceeding three months from the acquisition date. At December 31, 2024, our portfolio of treasury bills contained only AAA rated paper, issued by Europe and the governments of Belgium and France. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies leading to an insignificant risk of changes in value. The funds have an important daily liquidity and can be easily converted to cash. On December 31, 2025, our current financial investments included $2,119.0 million held in U.S.dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR. This effect is embedded in the net exchange differences (exchange difference on term deposits) and in the fair value result of current financial investments (exchange difference on money market funds) in our consolidated income statement. We refer to note 35 for more information on our financial investments and to note 10 for more details about the fair value re-remeasurements and currency exchange gains or losses recognized in our consolidated income statement.

FINANCIAL STATEMENTS 23. Cash and Cash Equivalents December 31 (thousands of €) 2025 2024 Cash at banks 87,868 64,239 Total cash and cash equivalents 87,868 64,239 Cash and cash equivalents may comprise cash at banks, bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. All cash and cash equivalents are available upon maximum three month notice period and without significant penalty. Cash at banks were mainly composed of notice accounts and current accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits. On December 31, 2025, our cash and cash equivalents included $40.0 million held in U.S.dollars, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR. We refer to note 10 for more details about the currency exchange gains or losses recognized in our consolidated income statement.

Galápagos
FINANCIAL STATEMENTS

24. Share Capital and Other Reserves

	December 31	
(thousands of €)	2025	2024
On January 1	293,937	293,937
Share capital on 31 December	293,937	293,937
Aggregate share capital	356,445	356,445
Costs of capital increase (accumulated)	(62,507)	(62,507)
Share capital on 31 December	293,937	293,937

History of share capital

The history of the share capital of Galapagos NV between January 1, 2024 and December 31, 2025 is as follows:

Date	Share capital increase new shares (in thousands €)	Share capital increase due to exercise subscription rights (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
January 1, 2024				65,897	356,445
December 31, 2024				65,897	356,445
December 31, 2025				65,897	356,445

On December 31, 2025, Galapagos NV's share capital amounted to €356,445 thousand, represented by 65,897,071 shares. All shares were issued, fully paid up and of the same class. The shares have a par value of €5.41 per share.

All of the share issuances listed above were for cash consideration.

The below table summarizes the details of our capital. There were no capital increases in 2024 and 2025.

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription rights (in €/subscription right)	Closing share price on date of capital increase (in €/share)
On January 1, 2024	65,897,071	293,937	2,736,994	3,030,931		
On December 31, 2024	65,897,071	293,937	2,736,994	3,030,931		
On December 31, 2025	65,897,071	293,937	2,736,994	3,030,931		

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Galapagos NV Annual Report 2025

FINANCIAL STATEMENTS The Board of Directors is authorized for a period of five years starting from the date of publication in the Annexes to the Belgian State Gazette of the shareholders’ resolution that granted the renewed authorization to increase the share capital of Galapagos NV within the framework of the authorized capital through contributions in kind or in cash. When increasing the share capital within the limits of the authorized capital, the Board of Directors may, if in Galapagos NV’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the group. Said authorization can be renewed. The authorization consists of two parts: A general authorization for capital increases up to 20% of the share capital at the time of convening the EGM of April 30, 2024 (i.e., €71,288,987.72) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, which occurred on May 7, 2024. This general authorization will expire on May 7, 2029. A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening of the EGM of April 25, 2017 (i.e., €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of such renewal in the Annexes to the Belgian State Gazette, which occurred on May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the Board of Directors that all Independent Directors (within the meaning of article 7:87 of the BCCA and article 3.5 of the 2020 Code) approve. The Board of Directors is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV’s shares. The specific authorization expired on May 30, 2022. As of December 31, 2025, an amount of €49,075,527.72 still remained available under the general part of the authorized capital. Other reserves Other reserves at December 31, 2025 was negative for €8.6 million (a negative amount of €3.2 million at December 31, 2024) and was related to fair value adjustments on financial assets held at fair value through other comprehensive income for a negative amount of €3.6 million (a positive amount of €2.5 million at December 31, 2024), and to the re-measurement of the defined benefit obligation for a negative amount of €5.0 million (a negative amount of €5.6 million at December 31, 2024).

Galápagos
FINANCIAL STATEMENTS

25. Deferred Tax

Following table shows the movements in deferred tax assets and deferred tax liabilities:

	Deferred tax assets				Deferred tax liabilities		
(thousands of €)	Retirement benefit liabilities	Property, plant and equipment	Other	Total deferred tax assets	Intangible assets other than goodwill	Other	Total deferred tax liabilities
On January 1, 2024	**159**	**292**	**675**	**1,126**	**(21,588)**	**(2,019)**	**(23,607)**
Credited/charged (-) to profit or loss	(82)	18	190	126	2,306	671	2,977
Charged to other comprehensive income/loss (-)	177			177			-
Translation differences	(1)	19	27	45	(30)		(30)
On December 31, 2024	**253**	**329**	**892**	**1,474**	**(19,312)**	**(1,348)**	**(20,660)**
Credited/charged (-) to profit or loss	(240)	(302)	(657)	(1,199)	19,264	1,348	20,612
Charged to other comprehensive income/loss (-)	(13)			(13)			-
Translation differences		(27)	(40)	(67)	48		48
On December 31, 2025	**-**	**-**	**195**	**195**	**-**	**-**	**-**

The unrecognized deferred tax assets on December 31, 2025 amounted to €473.6 million as compared to €490.1 million on December 31, 2024; both included the unrecognized deferred tax asset related to innovation income reduction.

The total amount of tax attributes and deductible temporary differences at December 31, 2025 amounted to €1,892.4 million (at December 31, 2024: €1,984.9 million). This is composed of i) consolidated tax losses carried forward and deductible temporary differences at December 31, 2025 amounting to €1,168.3 million (at December 31, 2024: €1,418.5 million), and (ii) innovation income deduction, dividend received deduction and investment deduction carried forward at December 31, 2025 amounting to €724.1 million (at December 31, 2024: €566.4 million).

The available tax losses carried forward that can be offset against possible future taxable profits amounted to €843.2 million on December 31, 2025 (€862.0 million on December 31, 2024) and can be carried forward for an indefinite period except for an amount of €5.4 million in the United States. On December 31, 2025, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €823.1 million (2024: €822.4 million). In addition to the latter, Galapagos NV (Belgium) also benefits from the Belgian innovation income deduction regime which led to report, on December 31, 2025, a carried forward tax deduction amounting to €692.1 million (2024: €534.4 million) that can also be offset against possible future taxable results. In addition, Galapagos NV (Belgium) also has available investment deduction carried forward of €1 million (2024: €1 million) and dividend received deduction carried forward of €31.0 million (2024: €31.0 million) that can be offset against possible future taxable profits. There is no limit in time for the innovation income deduction, the dividend received deduction and investment deduction carried forward.

We forecast to incur tax losses in the foreseeable future as we continue to invest in R&D. Consequently, no net deferred tax asset was recognized as at December 31, 2025, except for one subsidiary operating on a cost plus basis, for which a deferred tax asset was recognized for €0.2 million (2024: €1.5 million).

Net deferred tax liabilities were initially calculated based on the fair value of the intangible assets identified from the acquisition of CellPoint and AboundBio, adjusted by considering the related recognizable deferred tax assets. These net deferred tax liabilities were released in profit or loss in 2025 as we recorded an impairment on these intangible assets.

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Galapagos NV Annual Report 2025

FINANCIAL STATEMENTS 26. Lease Liabilities Lease payments Present value of lease payments December 31 December 31 (thousands of €) 2025 2024 2025 2024 Lease liabilities Within one year 1,955 3,830 1,729 3,479 In the second to fifth years inclusive 4,548 7,307 4,060 6,592 After five years 1,200 1,796 1,126 1,651 7,703 12,933 6,915 11,722 Less future finance charges 788 1,211 Present value of lease obligation 6,915 11,722 Less amount due for settlement within 12 months 1,729 3,479 1,729 3,479 Amount due for settlement after 12 months 5,186 8,243 5,186 8,243 We refer to note 15 “Property, plant and equipment”, for details on the right of use assets.

Galápagos
FINANCIAL STATEMENTS

27. Trade and Other Liabilities and Other Non-Current Liabilities

	December 31	
(thousands of €)	2025	2024
Trade liabilities	32,621	64,230
Severance accruals related to cell therapy activities	33,106	-
Other liabilities	38,895	33,550
Current financial instruments	5	5
Accrued charges	20	1,092
Total trade and other liabilities	**104,647**	**98,877**
Non-current contingent consideration related to milestones CellPoint	-	20,576
Other non-current liabilities	12,601	13,245
Total other non-current liabilities	**12,601**	**33,821**

The contingent consideration arrangement relating to the acquisition of CellPoint required us to pay the former owners of CellPoint additional considerations up to €100.0 million. This amount was due when certain sequential development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would have been achieved. Total fair value at December 31, 2024, of these milestones amounted to €20.6 million.

The fair value measurement was based on significant inputs that were not observable in the market, which were classified as Level 3 inputs. Key assumptions in the valuation at December 31, 2024 included an appropriate discount rate, an appropriate probability of success of reaching these milestones and expected timing of these milestones, in line with the timelines and probabilities used in our impairment test of the CAR-T business.

Since acquisition date changes were made to the discount rate and the expected timing of the milestones. The only impact until the third quarter of 2025 that was recognized compared to the date of acquisition was the discounting effect. This was recognized on the line "Other financial income/Other financial expenses".

As a consequence of the wind-down of the cell therapy activities, this contingent consideration payable was derecognized, the fair value gain in 2025 of €21.8 million was included in the line "Other operating income" in our **income statement**.

We refer to **note 35** "Financial Risk Management" for more information on the financial risk management.

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Galapagos NV Annual Report 2025

FINANCIAL STATEMENTS 28. Provisions The provisions amounted to €45.5 million at December 31, 2025, compared to nil at December 31, 2024. The corresponding effect in profit or loss is mainly reflected in the external outsourcing costs in the R&D expenses. During the course of 2025, there was a restructuring provision recognized for early termination of collaboration agreements as a result of the discontinuation of the small molecules activities with an outstanding amount of €29.2 million on December 31, 2025. This outstanding provision is settled in the first quarter of 2026 because of a negotiated settlement agreement. We refer to note 37 for more information. In addition, a restructuring provision was recognized related to expected contract terminations as a consequence of the intention to wind down the cell therapy activities of €16.3 million as we assessed that a valid expectation existed towards third party vendors at December 31, 2025. The provision is estimated based on the total amount of undelivered open purchase commitments, ongoing negotiations with collaboration partners, and confirmed potential exposure provided by our legal advisor. Movements in each class of provision during the financial year are set out below: Restructuring small Restructuring cell therapy (thousands of €) molecules programs activities Total provisions On January 1, 2025 — - Additional provision charged to profit or loss 36,330 16,324 52,654 Unused amount reversed (712)—(712) Amounts settled (6,443)—(6,443) On December 31, 2025 29,175 16,324 45,499

Galápagos
FINANCIAL STATEMENTS

29. Deferred Income

The movement in the non-current and current deferred income is detailed in the table below.

(thousands of €)	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform[1]	Other deferred income	Total
On January 1, 2024	**26,268**	**1,299,163**	**2,032**	**1,327,463**
Of which current portion:	25,054	230,070	1,146	256,270
Significant financing component[2]	(227)			(227)
Revenue recognition of upfront	(21,952)	(230,182)		(252,134)
Revenue recognition of milestones	(4,089)			(4,089)
Other movements			339	339
On December 31, 2024	-	**1,068,981**	**2,371**	**1,071,352**
Of which current portion:	-	230,105	2,371	232,476
Revenue recognition of upfront		(1,068,967)		(1,068,967)
Other movements		(14)	(2,339)	(2,353)
On December 31, 2025	-	-	**32**	**32**
Of which current portion:	-	-	32	32

[1] The upfront received and the outstanding balance comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform.
[2] With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period.

We refer to **note 2** for a detail of the allocation of the transaction price of our collaboration with Gilead and to **note 5** and **note 7** for a description of our revenue recognition.

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Galapagos NV Annual Report 2025

FINANCIAL STATEMENTS 30. Note to the Cash Flow Statement (thousands of €) 2025 2024 Adjustment for non-cash transactions Amortization, depreciation and impairment on intangible assets and property, plant and equipment 55,875 45,499 Share-based compensation expenses 23,999 19,886 Decrease in retirement benefit obligations (2,352) (524) Unrealized exchange losses/gains (-) and non-cash other financial result 43,836 (23,858) Discounting effect of non-current deferred income—(227) Discounting effect of other non-current liabilities 1,183 (395) Discounting effect of contingent consideration receivable (2,676) (4,002) Fair value re-measurement of warrants—(4) Net change in fair value of current financial investments 51,911 (49,984) Fair value adjustment financial assets held at fair value through profit or loss (1,175) -Fair value adjustment contingent consideration receivable (11,887) (931) Fair value adjustment of contingent consideration payable (21,760) -Impairment loss (addition/reversal (-)) on trade receivables (9,643) 9,643 Other non-cash expenses (151) (12) Total adjustment for non-cash transactions 127,160 (4,909) Adjustment for items to disclose separately under operating cash flow Interest expense 1,034 912 Interest income (46,339) (89,378) Income taxes (18,138) (1,705) Cash used for other liabilities related to the disposal of subsidiaries—527 Total adjustment for items to disclose separately under operating cash flow (63,443) (89,644) Adjustment for items to disclose under investing and financing cash flows Gain on sale of subsidiaries (1,085) (52,488) Loss on sale of fixed assets 27 8 Proceeds from settlement of hedging instrument (22,745) -Investment income on financial investments (33,645) (23,759) Cash used for other liabilities related to the disposal of subsidiaries 15,194 - Total adjustment for items to disclose separately under investing and financing cash flow (42,254) (76,239) Change in working capital other than deferred income Decrease in inventories 28,851 23,039 Increase (-)/decrease in receivables 86,588 (31,055) Increase/decrease (-) in liabilities 33,813 (53,429) Total change in working capital other than deferred income 149,252 (61,445)

FINANCIAL STATEMENTS 31. Off-Balance Sheet Arrangements Contractual obligations and commitments On December 31, 2025, we had outstanding obligations for future purchase commitments, which become due as follows: Less than More than (thousands of €) Total 1 year 1 – 3 years 3 – 5 years 5 years Purchase commitments 91,344 75,845 13,858 1,556 85 On December 31, 2024, we had outstanding obligations for future purchase commitments, which become due as follows: Less than More than (thousands of €) Total 1 year 1 – 3 years 3 – 5 years 5 years Purchase commitments 272,240 189,662 70,323 10,962 1,293 Our purchase commitments at the end of the year 2025 were adjusted considering the wind-down of the cell therapy activities and included €61.7 million related to projects in development phase (2024: €160.9 million), €2.5 million for projects in discovery research phase (2024: €60.9 million), €25.2 million for shared services (2024: €46.0 million), €0.4 million for commercial and medical affairs (2024: €1.7 million), and €1.6 million related to product supply chain (2024: €2.6 million).

FINANCIAL STATEMENTS 32. Share-Based Payments Subscription right plans Presented below is a summary of subscription right activities for the reported periods. Various subscription right plans were approved by the Board of Directors for the benefit of our employees, members of the Board of Directors and Executive Committee, and independent consultants. The subscription rights offered to members of the Board of Directors vest over a period of 36 months at a rate of 1/36th per month. Effective January 1, 2020, we no longer grant subscription rights to members of the Board of Directors (Non-Executive Directors), taking into account the stricter rules of the BCCA and 2020 Code. Within the framework of the authorized capital and for the benefit of the Executive Committee members and employees of the Galapagos group, the Board of Directors issued “Subscription Right Plan 2025 (A)”, for a total of 925,000 subscription rights (after acceptance by the beneficiary) on May 27, 2025, and “Subscription Right Plan 2025 (B)” for a total of 905,000 subscription rights (after acceptance by the beneficiaries) on August 7, 2025, and for a total of 420,000 subscription rights (after acceptance by the beneficiaries) on November 19, 2025. Following table shows when a subscription right becomes exercisable, per issued subscription right plan: Cliff vesting Graded vesting Subscription right exercisable as from First tranche of 25% Second tranche of 25% Third tranche of 50% First day after end of third calendar year Subscription right plans before 2021 following the grant — -First day after end of third calendar year Subscription right plan 2021BE following the grant — -Subscription right plan 2021RMV and ROW—January 1, 2023 January 1, 2024 January 1, 2025 Subscription right plan 2022 (A)—January 1, 2023 January 1, 2024 January 1, 2025 Subscription right plan 2022 (B) January 1, 2026 — -Subscription right plan 2022BE January 1, 2026 — -Subscription right plan 2022RMV and ROW—January 1, 2024 January 1, 2025 January 1, 2026 Subscription right plan 2023BE January 1, 2027 — -Subscription right plan 2023RMV and ROW—January 1, 2025 January 1, 2026 January 1, 2027 Subscription right plan 2024BE January 1, 2028 — -Subscription right plan 2024RMV and ROW—January 1, 2026 January 1, 2027 January 1, 2028 Subscription right plan 2025 (A) June 12, 2028 — -Subscription right plan 2025 (B) August 22, 2028 — -Subscription right plan 2025 (B) December 9, 2028 — - In the event of a change of control over Galapagos NV, all outstanding subscription rights vest immediately (to the extent they had not all vested yet) and will become immediately exercisable in accordance with the relevant subscription right plan rules.

Galápagos
FINANCIAL STATEMENTS

The table below sets forth a summary of subscription rights outstanding and exercisable on December 31, 2025, per subscription right plan:

Subscription right plan	Allocation date	Expiry date	Exercise price (€)	Outstanding at January 1, 2025	Granted and accepted during the year	Exercised during the year	Forfeited during the year	Expired during the year	Outstanding at December 31, 2025	Exercisable at December 31, 2025
2016 (B)	01/20/2017	01/19/2025	62.50	10,000				(10,000)	-	-
2017	05/17/2017	05/16/2025	80.57	585,000				(585,000)	-	-
2017 RMV	05/17/2017	05/16/2025	80.57	105,000				(105,000)	-	-
2018	04/19/2018	04/18/2026	79.88	929,995			(5,000)		924,995	924,995
2018 RMV	04/19/2018	04/18/2026	79.88	117,500					117,500	117,500
2019	04/10/2019	04/09/2027	95.11	1,144,990			(17,000)		1,127,990	1,127,990
2019 RMV	04/10/2019	04/09/2027	95.11	153,500			(1,750)		151,750	151,750
2020	04/17/2020	04/16/2028	168.42	1,315,692			(13,456)		1,302,236	1,302,236
2020 RMV	04/17/2020	04/16/2028	168.42	179,175			(11,100)		168,075	168,075
2021BE	04/30/2021	04/29/2029	64.76	1,015,033			(252)		1,014,781	1,014,781
2021RMV	04/30/2021	04/29/2029	64.76	218,925			(8,325)		210,600	210,600
2021ROW	04/30/2021	04/29/2029	64.76	591,450			(5,625)		585,825	585,825
2022 (A)	01/13/2022	01/12/2030	46.18	30,000					30,000	30,000
2022 (B)	01/26/2022	01/25/2030	50.00	1,000,000					1,000,000	1,000,000
2022BE	05/06/2022	05/05/2030	57.46	804,232			(1,588)		802,644	802,644
2022BE	08/05/2022	05/05/2030	51.58	78,000			(6,000)		72,000	72,000
2022RMV	05/06/2022	05/05/2030	57.46	199,069			(4,780)		194,289	194,289
2022ROW	05/06/2022	05/05/2030	57.46	631,100			(16,673)		614,427	614,427
2022ROW	08/05/2022	08/04/2030	51.58	60,000					60,000	60,000
2023BE	05/05/2023	05/04/2031	35.11	593,250					593,250	
2023RMV	05/05/2023	05/04/2031	35.11	100,000					100,000	50,000
2023ROW	05/05/2023	05/04/2031	35.11	496,900			(28,750)		468,150	235,950
2023BE	06/15/2023	06/14/2031	38.58	200,000					200,000	
2023ROW	11/17/2023	05/04/2031	32.99	20,000					20,000	10,000
2024BE	05/16/2024	05/15/2032	26.90	667,798			(50,000)		617,798	
2024RMV	05/16/2024	05/15/2032	26.90	21,500					21,500	5,375
2024ROW	05/16/2024	05/15/2032	26.90	602,000			(62,000)		540,000	135,000
2024BE	10/01/2024	09/30/2032	25.88	3,500					3,500	
2024ROW	10/01/2024	09/30/2032	25.88	37,500					37,500	9,375
2025 (A)	05/27/2025	06/11/2033	25.64	-	925,000				925,000	
2025 (B)	08/07/2025	08/06/2033	28.16	-	905,000				905,000	
2025 (B)	11/19/2025	11/18/2033	26.75	-	420,000				420,000	
Total				**11,911,109**	**2,250,000**		**(232,299)**	**(700,000)**	**13,228,810**	**8,822,812**

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FINANCIAL STATEMENTS

	Subscription rights	Weighted average exercise price (€)
Outstanding on December 31, 2023	**11,472,520**	**77.93**
Exercisable on December 31, 2023	5,836,538	101.93
Granted and accepted during the year	1,381,000	26.87
Forfeited during the year	(547,911)	72.66
Exercised during the year	-	-
Expired during the year	(394,500)	46.10
Outstanding on December 31, 2024	**11,911,109**	**73.19**
Exercisable on December 31, 2024	5,182,941	107.03
Granted and accepted during the year	2,250,000	26.86
Forfeited during the year	(232,299)	55.51
Exercised during the year	-	-
Expired during the year	(700,000)	80.31
Outstanding on December 31, 2025	**13,228,810**	**65.24**
Exercisable on December 31, 2025	8,822,812	83.32

	2025 (A)	2025 (B)	2025 (B)	2024BE/ROW	2024BE	2024RMV/ROW
	May 27, 2025	August 7, 2025	November 19, 2025	October 1, 2024	May 16, 2024	May 16, 2024
Weighted average exercise price (€)	25.64	28.16	26.75	25.88	26.90	26.90
Weighted average share price at acceptance date (€)	25.46	28.16	27.04	26.00	23.80	23.80
Weighted average fair value on the acceptance date (€)	9.80	10.98	10.06	10.57	9.78	9.11
Weighted average historical volatility (%)	38.79	38.77	35.98	41.73	42.19	42.19
Weighted average expected life of the subscription right (years)	5.50	5.50	5.50	5.28	6.22	5.44
Weighted average risk free rate (%)	2.03	2.19	2.21	2.17	2.56	2.58
Expected dividends	None	None	None	None	None	None

The exercise price of the subscription rights is determined pursuant to the applicable provisions of the Belgian Law of March 26, 1999.

The weighted average estimated volatility is calculated on the basis of the implied volatility of the share price over the weighted average expected life of the subscription rights. For the plans issued in 2024 and 2025 we used the historical volatility.

The weighted average expected life of the subscription right is calculated as the estimated duration until exercise, taking into account the specific features of the plans. For the plans issued in 2024 and 2025 we assumed an exercise at mid-point.

Our share-based compensation expense in 2025 in relation to subscription right plans amounted to €23,999 thousand (2024: €19,886 thousand), of which €23,999 thousand (2024: €17,685 thousand) from continuing operations and nil (2024: €2,201 thousand) from discontinued operations.

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Galápagos
FINANCIAL STATEMENTS

The following table provides an overview of the outstanding subscription rights per category of subscription right holders on December 31, 2025 and December 31, 2024:

	December 31	
Category (in number of subscription rights)	2025	2024
Members of the Board of Directors	7,500	7,500
Executive Committee members	1,666,500	1,616,500
Personnel	11,554,810	10,287,109
Total subscription rights outstanding	**13,228,810**	**11,911,109**

The outstanding subscription rights at the end of the accounting period have a weighted average exercise price of €65.24 (2024: €73.19) and a weighted average remaining life of 1,528 days (2024: 1,560 days).

Restricted stock units (RSUs)

Each RSU represents the right to receive, at our discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date, in accordance with the terms and conditions of the relevant RSU program.

We currently have the following RSU programs:

- Plan 2021.I, Plan 2022.I, Plan 2023.I, Plan 2024.I, Plan 2025.I to Plan 2025.VI: these plans are intended to provide a long-term incentive to certain of our employees and Executive Committee members. The grants to Executive Committee members appointed in 2025 under Plan 2025.IV were joining arrangements;
- Plan 2021.II, Plan 2022.II, Plan 2023.II and Plan 2024.II: these plans are designed with the aim of retaining a specific group of our key employees and Executive Committee members whose retention is considered so important for our future performance that an additional incentive is desirable. The beneficiaries are nominated by the Remuneration Committee and the Board of Directors approves this list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests;

The main characteristics of all these plans are as follows:

- the RSUs are offered for no consideration;
- generally, RSUs vest over four years, with 25% vesting each year. Certain plans or some beneficiaries follow a three-year cliff vesting or one-year cliff vesting schedule under which all RSUs (100%) vest at once;
- payout will be in cash or shares, at our discretion, it being understood that in respect of members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares;
- any unvested RSUs are forfeited upon termination of service before the vesting date.

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Galápagos
FINANCIAL STATEMENTS

The table below sets forth a summary of RSUs outstanding at December 31, 2025, per RSU plan:

RSU plan	Offer date	Outstanding at January 1, 2025	Granted during the year	Forfeited during the year	Paid in cash during the year	Outstanding at December 31, 2025
Plan 2021.I.	05/05/2021	8,448		(1,598)	(6,850)	-
Plan 2021.II.	05/06/2021	2,031			(2,031)	-
Plan 2022.I.	05/03/2022	23,832		(10,260)	(9,734)	3,838
Plan 2022.II.	05/05/2022–08/05/2022	54,768		(6,103)	(29,318)	19,347
Plan 2023.I.	05/08/2023	129,963		(58,881)	(31,907)	39,175
Plan 2023.II.	05/09/2023–06/15/2023–11/17/2023	287,625		(84,014)	(95,875)	107,736
Plan 2024.I.	05/16/2024	566,456		(208,573)	(130,417)	227,466
Plan 2024.II.	05/16/2024–09/17/2024	233,148		(102,536)	(54,496)	76,116
Plan 2025.I.	06/16/2025–08/29/2025–11/25/2025	-	258,384	(22,192)		236,192
Plan 2025.II.	06/16/2025	-	21,416	(8,176)		13,240
Plan 2025.III.	06/16/2025	-	6,928	(712)		6,216
Plan 2025.IV.	06/16/2025–08/07/2025-11/19/2025	-	400,000			400,000
Plan 2025.V.	06/23/2025	-	29,924	(20,636)		9,288
Plan 2025.VI.	08/07/2025-11/19/2025	-	130,000			130,000
Total		**1,306,271**	**846,652**	**(523,681)**	**(360,628)**	**1,268,614**

(in number of RSUs)	2025	2024
Outstanding on January 1	**1,306,271**	**1,175,453**
Granted and accepted during the year	846,652	840,088
Forfeited during the year	(523,681)	(476,482)
Paid in cash during the year	(360,628)	(232,788)
Outstanding on December 31	**1,268,614**	**1,306,271**

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FINANCIAL STATEMENTS The RSUs are measured based on the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the reporting period and they are re-measured at each reporting date. We recognize the corresponding expense and liability over the vesting period. The total liability relating to outstanding RSUs on December 31, 2025 amounted to €14.8 million (2024: €16.7 million). The following table provides an overview of the outstanding RSUs per category of RSU holders on December 31, 2025 and December 31, 2024. December 31 Category (in number of RSUs) 2025 2024 Executive Committee members 445,967 564,034 Personnel 822,647 742,237 Total outstanding RSUs 1,268,614 1,306,271 33. Related Parties Relationship and transactions with entities with control of, or significant influence over, Galapagos Gilead Gilead exercises significant influence over us as from the equity subscription on August 23, 2019. As a result of the equity subscription we received a transparency notification from Gilead on August 28, 2019 confirming they held 22.04% of the then issued and outstanding shares of Galapagos. By exercising Warrant A on November 6, 2019, Gilead increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead’s ownership then diluted to 25.35% at December 31, 2023 and at December 31, 2024, and at December 31, 2025, due to one capital increase resulting from the exercise of subscription rights under employee subscription right plans in the course of 2023. The presumption of significant influence is also confirmed by Gilead’s right, for as long as it holds more than 20% of Galapagos’ share capital, to appoint two Investor Board Designees to Galapagos’ Board of Directors, out of a total of nine.

FINANCIAL STATEMENTS The following table details our relation with Gilead: December 31 (thousands of €) 2025 2024 Trade and other receivables(1) 3,833 2,268 Year ended December 31 (thousands of €) 2025 2024 Revenues recognized related to the performance obligation for the drug discovery platform 1,068,967 230,182 Revenues recognized related to the filgotinib performance obligation(2)—26,041 Royalty income related to the commercialization of filgotinib 12,177 10,604 Cost reimbursements related to the development of GLPG1690(3)—128 Cross charges from and to Gilead relating to filgotinib(4) 36 - (1) Consisting on December 31, 2025, mainly of a royalties receivable of €3.8 million, consisting on December 31, 2024, of a royalties receivable of €2.2 million (2) Upfront and milestone payments recognized in accordance with the percentage of completion of the underlying obligation (3) Shown as decrease of R&D expenditure (4) Net amount shown as an (increase)/decrease of R&D expenditure As at December 31, 2023, we had two outstanding performance obligations under IFRS 15 towards Gilead, which were the performance obligation related to our drug discovery platform and the termination of our performance obligation relating to filgotinib before its transfer to Alfasigma on January 31, 2024 following the closing of the transaction for the transfer of the Jyseleca® business. The remaining deferred income for the performance obligation relating to filgotinib, amounting to €26.3 million at December 31, 2023, was recognized in revenue in 2024. It was assessed based on the intention to wind down our cell therapy activities and the facts and circumstances on December 31, 2025, that the deferred income balance for the drug discovery platform is no longer justified in the IFRS consolidated financial statements for the year ended December 31, 2025, leading to full recognition of the deferred income at December 31, 2024, as revenue. For the avoidance of doubt, the OLCA remains in effect. A detailed explanation of our transactions with Gilead in 2025 and 2024 can be found in the section of the annual report titled “Agreements with major Galapagos NV shareholders”. There are no other shareholders or other entities who, solely or jointly, control us or exercise significant influence over us. Relationship and transactions with subsidiaries Please see note 34 for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of Galapagos NV. Relationship and transactions with key management personnel Our key management personnel consists of the members of the Executive Committee and members of the Board of Directors. All amounts mentioned in this section are based on expenses recognized in the financial statements for the relevant financial year.

FINANCIAL STATEMENTS Remuneration of key management personnel On December 31, 2025, our Executive Committee had four members: Mr. Henry Gosebruch, Mr. Aaron Cox, Mr. Fred Blakeslee and Mrs. Annelies Missotten. They provide their services to us on a full-time basis. On December 31, 2025, our Board of Directors consisted of eight members: Mr. Jérôme Contamine, Mr. Devang Bhuva, Mr. Henry Gosebruch, Mrs. Jane Griffiths, Dr. Linda Higgins, Dr. Neil Johnston, Mr. Oleg Nodelman and Mrs. Dawn Svoronos. On October 6, 2024, the Board of Directors appointed Mr. Oleg Nodelman by way of co-optation as Non-Executive Non-Independent Director, effective as of October 7, 2024, replacing Mr. Dan G. Baker who stepped down on October 6, 2024. The AGM of April 29, 2025 confirmed the appointment by way of co-optation of Mr. Oleg Nodelman as Non-Executive Non-Independent Director, for a term of four years until the AGM to be held in 2029. On May 12, 2025, the Board of Directors appointed Mr. Henry Gosebruch by way of co-optation as Executive Director and Chief Executive Officer of Galapagos, effective immediately, replacing Stoffels IMC BV, permanently represented by Dr. Paul Stoffels. Jérôme Contamine succeeded Stoffels IMC BV as Chair of the Board of Directors. The CEO will only be remunerated for the performance of its executive function as CEO and is not entitled to any additional remuneration for its mandates of Chair or member of the Board of Directors or of any Committee. On July 22, 2025, the Board of Directors appointed Ms. Jane Griffiths and Ms. Dawn Svoronos by way of co-optation as Non-Executive Independent Directors, replacing Mr. Peter Guenter and Mr. Simon Sturge effective as of July 28, 2025. On September 13, 2025, the Board appointed Dr. Neil Johnston by way of co-optation as Non-Executive Independent Director, replacing Dr. Elisabeth Svanberg effective as of November 1, 2025. On October 20, 2025, the Board appointed Mr. Devang Bhuva by way of co-optation as Non-Executive Non-Independent Director, replacing Mr. Andrew Dickinson effective as of November 1, 2025. On February 9, 2026, the Board appointed Mr. Paulo Fontoura by way of co-optation as Non-Executive Independent Director, effective as of February 9, 2026, replacing Dr. Susanne Schaffert who stepped down on November 1, 2025. All aforementioned appointments will be submitted to the confirmation by the Company’s AGM which will be held on April 28, 2026. Effective from January 1, 2020, we no longer grant any subscription rights to members of the Board of Directors, taking into account the stricter rules of the BCCA and 2020 Code. Prior to 2020, Board members were granted subscription rights. Reference is made to the Remuneration Report, which discloses pursuant to the BCCA the remuneration awarded to each member of the Board of Directors and Executive Committee during 2025.

Galápagos
FINANCIAL STATEMENTS

The remuneration package of the members of key management personnel comprises:

	Year ended December 31	
Thousands of € (except for the number of subscription rights and RSUs)	2025	2024
Remuneration of key management personnel:		
Short-term benefits to Executive Committee members as a group[1]	3,762	3,279
Board fees for members of the Board of Directors	791	859
Post-employment benefits[2]	216	186
Severance package[3]	1,520	-
Subscription rights granted in the year		
Number of subscription rights granted in the year to Executive Committee members as a group	1,510,000	185,000
Total cost to be recognized for subscription rights granted in the year under IFRS 2	15,275	1,765
Number of RSUs granted in the year		
Total number of RSUs granted in the year to Executive Committee members as a group[1][4]	429,924	299,516

[1] Stoffels IMC BV, permanently represented by Dr. Paul Stoffels was Chief Executive Officer and Executive Committee member until May 12, 2025, Thad Huston was CFO and Executive Committee member until July 31, 2025, Valeria Cnossen was General Counsel and Executive Committee member until October 16, 2025 and Annelies Missotten was Executive Committee member until December 31, 2025. Henry Gosebruch is CEO and Executive Committee member as of May 12, 2025, Aaron Cox is CFO and Executive Committee member as of July 7, 2025 and Fred Blakeslee is General Counsel and Executive Committee member as of October 16, 2025. Their (prorated) remuneration and benefits are included in the overview for the financial year 2025.

[2] Only Executive Committee members receive post-employment benefits.

[3] For 2025, we disclose the termination package of Mr. Thad Huston, Stoffels IMC BV, Valeria Cnossen and Annelies Missotten. Reference is made to the Severance section in the FY25 remuneration report. The end date of Annelies Missotten as member of the Executive Committee is December 31, 2025. These severance payments occurred in the financial year 2026, hence these have not been accounted for in the FY25 financial statements.

[4] This is the sum of the RSUs awarded during the respective financial year. Only certain Executive Committee members were awarded RSUs.

Other

No loans, quasi-loans or other guarantees were given by us or any of our subsidiaries to members of the Board of Directors and of the Executive Committee. We have not entered into transactions with our key management personnel, other than as described above with respect to remuneration arrangements relating to the exercise or termination of their mandates as members of the Executive Committee and the Board of Directors.

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Galápagos
FINANCIAL STATEMENTS

34. Consolidated Companies as of December 31, 2025

Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2025 vs 2024)
GLPG US Inc. (formerly AboundBio Inc.)	United States	100%	
Galapagos B.V. (merged with CellPoint B.V.)	The Netherlands	100%	
Galapagos GmbH	Switzerland	100%	
GLPG US Holding Inc. (formerly Galapagos Inc.)	United States	100%	
Galapagos NV	Belgium	Parent company	
Galapagos Real Estate Belgium BV	Belgium	0%	(100%)
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%	
Galapagos U.K. Limited	United Kingdom	100%	
Galapagos SASU	France	100%	
Xenometrix, Inc. in liquidation	United States	100%	
Galapagos Holding PTE. LTD.	Singapore	100%	
Lakefront Biotherapeutics, Inc.	United States	100%	100%
Galapagos Cell Therapeutics NV	Belgium	100%	100%
Galapagos (Shanghai) Bioscience Co., Ltd.	People's Republic of China	100%	100%

There are no significant restrictions on the group's ability to access or use assets, or settle liabilities, of one of the group's subsidiaries.

In December 2024, we signed a share purchase agreement regarding the shares of Galapagos Real Estate Belgium BV. The transaction was closed on March 31, 2025.

On January 7, 2025, we incorporated Galapagos (Shanghai) Bioscience Co., Ltd., in the People's Republic of China, and on February 14, 2025 we incorporated Galapagos Cell Therapeutics NV (formerly XYZ Spinco NV) in Belgium. On August 5, 2025, we incorporated Lakefront Biotherapeutics, Inc. in the United States.

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Galápagos
FINANCIAL STATEMENTS

35. Financial Risk Management

Financial risk factors

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have no financial debt. In case of decreasing interest rates we will face a reinvestment risk on our strong cash and cash equivalents and financial investments balance. We do not buy or trade financial instruments for speculative purposes. In 2025, in the scope of the preparation of the intended separation of the Company, we made use of a currency exchange hedge (U.S.dollar – EUR hedge).

Categories of financial assets and liabilities:

		December 31		
(thousands of €)	Fair value hierarchy	2025	2024	Notes
Financial assets held at fair value through other comprehensive income				
Equity investments	Level 3	46,809	52,941	16
Financial assets held at fair value through profit or loss				
Contingent consideration receivable	Level 3	54,705	47,207	5
Financial investments	Level 1	1,472,031	1,484,599	22
Convertible loan	Level 3	21,175	-	17
Financial assets at amortized cost				
Financial investments		1,438,149	1,768,917	22
Escrow account		-	41,163	5
Cash and cash equivalents		87,868	64,239	23
Restricted cash (current and non-current)		1,759	1,985	18
Other non-current assets		1,200	1,266	18
Trade receivables		9,568	32,471	21
Total financial assets		**3,133,264**	**3,494,788**	
Financial liabilities held at fair value through profit or loss				
Current financial instruments		5	5	27
Non-current contingent consideration related to milestones CellPoint	Level 3	-	20,576	27
Financial liabilities at amortized cost				
Trade liabilities		32,621	64,230	27
Lease liabilities		6,915	11,722	26
Total financial liabilities		**39,541**	**96,533**	

The carrying amounts of trade and other receivables, trade and other payables, financial investments and cash and cash equivalents approximate their fair value.

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FINANCIAL STATEMENTS Financial assets held at fair value through other comprehensive income Financial assets held at fair value through other comprehensive income consisted of equity instruments of non-listed companies. We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities. The fair value of the equity instruments in the non-listed companies has been determined mainly by reference to the initial transaction price. These investments are valued initially at fair value through the established purchase price between a willing buyer and seller. Subsequent valuation is based on internal and external evidence such as information from recent financing rounds, scientific updates and other calculation techniques. Financial assets held at fair value through profit or loss Financial assets held at fair value through profit or loss consisted of current financial investments, contingent consideration receivables and a convertible loan. The contingent receivable relates to fair value of the future earn-outs to be obtained from Alfasigma for the sale of Jyseleca®. The valuation is based on Level 3 assumptions based on our best estimate of the expected earnouts and sales milestones in the future, considering probability adjusted sales forecasts of Jyseleca® discounted using an appropriate discount rate. The fair value is reviewed at each reporting date and any changes are reflected in our consolidated income statement, in the line ‘Net profit/loss (-) from discontinued operations, net of tax’. An increase in expected sales by 15% would result in an increase of €15.9 million in the total contingent receivable on December 31, 2025. A decrease in expected sales by 15% would result in a decrease of €13.8 million in the total contingent receivable on December 31, 2025. Current financial investments include money market funds in EUR and USD. Liquidity risk Financial investments and cash and cash equivalents amounted to €2,998.0 million on December 31, 2025. Management forecasts our liquidity requirements to ensure that we have sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regards to royalties, milestone and upfront payments to be received. All our cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three month notice period and without incurring a significant penalty in normal market circumstances. Credit risk The term “credit risk” refers to the risk that counterparty will default on its contractual obligations resulting in financial loss for us. We grant credit to our clients in the framework of our normal business activities. Usually, we require no pledge or other collateral to cover the amounts due. All our receivables are considered collectable. We accounted for a provision for expected credit losses in 2024 for two disputed invoices, this provision was reversed in 2025. We did not account for a provision for expected credit losses relating to all our other trade and other receivables given that there is no history of material credit losses, nor does forward looking information reveals any potential risk and due to the high-quality nature of our customers.

FINANCIAL STATEMENTS Aging balance of receivables that are due, but that are still considered collectable: December 31 (thousands of €) 2025 2024 60–90 days 899 552 90–120 days—24 more than 120 days 302 19 Our cash and cash equivalents are invested primarily in current, notice and term accounts. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term. Our financial investments are also kept within different financial institutions and include term deposits, money market funds and treasury bills with an AAA rating. The money market funds are invested in a well-diversified portfolio of highly rated assets. Interest rate risk The only variable interest-bearing financial instruments are cash and cash equivalents and financial investments. Changes in interest rates may cause variations in interest income and expenses resulting from short-term interest-bearing assets. Effect of interest rate fluctuation A 100 basis points increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €30.0 million (2024: €33.2 million); a 100 basis points decrease in interest rates would have decreased profit or loss, and equity, by approximately €30.0 million (2024: €33.2 million). These scenarios assume our entire cash portfolio would immediately reprice at the new interest rates. Foreign exchange risk We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is euro, but we receive payments from our main collaboration partner Gilead in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss francs, and GB pounds. To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than EUR. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the collaboration agreement signed with Gilead for which payments are denominated in U.S. dollars. The exchange rate risk in case of a 10% change in the exchange rate amounts to: December 31 Net book value (thousands of €) 2025 2024 Increase in Euros – U.S. Dollars (182,651) (70,387) Increase in Euros – GB Pounds 62 31 Increase in Euros – CH Francs 774 280 The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and financial investments held in U.S. dollars.

FINANCIAL STATEMENTS Capital risk factors We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our R&D activities. Our capital structure consists of financial investments, cash and cash equivalents, and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity. We manage our capital structure and make the necessary adjustments in the light of changes of economic circumstances, the risk characteristics of underlying assets and the projected cash needs of the R&D activities. The adequacy of the capital structure will depend on many factors, including any future acquisition and business development transactions, future scientific progress in the R&D programs, the magnitude of those programs, the commitments to existing and new clinical CROs, the ability to establish new alliance or collaboration agreements, the capital expenditures and market developments. Neither we nor any of our subsidiaries are subject to any externally imposed capital requirements, other than those imposed by generally applicable company law requirements. 36. Statutory Auditor’s Remuneration The statutory auditor’s fees for carrying out its mandate at group level amounted to €1,270.8 thousand in 2025 which includes audit services related to the intended separation of the Company, the small molecules restructuring and wind down activities (2024: €1,063.9 thousand which includes audit services related to the Alfasigma transaction and the Adaptimmune contract). Audit-related fees, for services which generally the auditor provides, amounted to €14.0 thousand in 2025 (2024: €17.2 thousand). Other fees related to non-audit services executed by the statutory auditor amounted to €148.7 thousand in 2025 (2024: €88.9 thousand) and related to sustainability reporting. Other fees related to non-audit services executed by persons related to the statutory auditor amounted to nil in 2025 (2024: nil). Tax fees amounted to €15.1 thousand in 2025 (2024: €49.5 thousand) and related to tax assistance. The Audit Committee and the Board of Directors are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the Audit Committee in accordance with article 3:64 of the BCCA.

FINANCIAL STATEMENTS 37. Events after Balance Sheet Date On January 20, 2026 we offered 110,000 subscription rights under the Subscription Right Plan 2025 (B) to certain members of the personnel of the Galapagos group, which were all accepted by the beneficiaries. As a result of the strategic reorganization of our small molecule activities announced early January 2025, we terminated the majority of the work orders under our five-year collaboration agreement with NovAliX as of the end of March 2025. NovAlix initiated certain claims. In 2026, the parties entered into a settlement agreement, bringing all related discussions to a definitive close and fully and irrevocably terminating the collaboration. The agreed settlement amount was in line with the restructuring provision accounted for in our consolidated financial statements for the year ended December 31, 2025. On March 6, 2026, we offered 127,400 subscription rights under the Subscription Right Plan 2025 (B) to certain members of the personnel of the Galapagos group, which were all accepted by the beneficiaries. On March 6, 2026, the Board of Directors approved Subscription Right Plan 2026, intended for personnel of the Company and its subsidiaries, within the framework of the authorized capital. Under this subscription right plan, 1,750,000 subscription rights were created for compensation of current and potential future employees. On the same date 914,200 subscription rights were offered and thereafter accepted by the beneficiaries, including 586,900 subscription rights granted to members of the Executive Committee. On March 6, 2026, 244,700 new restricted stock units (RSUs) under RSU Plan 2025.VI, RSU Plan 2026.I and RSU Plan 2026.II and 181,600 performance stock units (PSUs) under PSU Plan 2026.I were offered to certain members of the personnel of the Company, including the members of the Executive Committee. The RSUs and PSUs are offered for no consideration. The members of the Executive Committee accepted all RSUs and PSUs offered to them: 117,400 RSUs and PSUs. The RSU grant to the Executive Committee members has a four-year vesting period, with 25% vesting each year and a first vesting date on March 6, 2027. The PSU grant has a three-year cliff vesting (100%). For the members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares. On March 16, 2026, we offered 115,000 subscription rights under the Subscription Right Plan 2025 (B) to certain members of the personnel of the Galapagos group, which were all accepted by the beneficiaries. On March 24, 2026, our consolidated financial statements were approved by the Board of Directors and authorized for publication. They were signed on behalf of the Board of Directors by: (signed) Jérôme Contamine Chairman of the Board of Directors Neil Johnston Chairman of the Audit Committee and member of the Board of Directors 24 March 2026

FINANCIAL STATEMENTS Overview Statutory Results of Galapagos NV This overview only concerns an abbreviated version of the non-consolidated statutory results of Galapagos NV. These results are part of the consolidated results as discussed in the Letter from the CEO and Chairman. The complete version of the statutory accounts of Galapagos NV will be filed with the National Bank of Belgium. The statutory auditor’s report contains an unqualified opinion on the statutory accounts of Galapagos NV. Income statement Year ended December 31 (thousands of €) 2025 2024 Turnover 1,102,782 303,425 Inventory semi-finished and finished goods: increase (decrease)—(12,598) Internally generated intangible assets 294,202 265,376 Other operating income 6,082 39,918 Operating income 1,403,066 596,121 Raw materials, consumables and goods for resale (52,142) (46,408) Services and other goods (380,339) (334,588) Remuneration, social security costs and pensions (80,454) (57,873) Depreciation, impairment and other amounts written off on constitution costs, intangible and tangible assets (312,248) (283,475) Impairment on inventories, on orders in progress, and trade receivables 9,643 (10,600) Increase in provisions (42,739) (3,568) Other operating charges (43,171) (27,141) Non-recurring operating costs (111,421) (40,212) Operating profit/loss (-) 390,195 (207,744) Finance income 194,027 201,081 Non-recurring finance income 163 55,972 Finance cost (123,424) (18,647) Non-recurring finance cost (157,643) - Profit before tax 303,318 30,662 Taxes 13,604 17,120 Profit for the year 316,922 47,782 Loss brought forward (188,142) (235,924) Transfer to legal reserve (15,846) - Accumulated result to be carried forward 112,934 (188,142)

FINANCIAL STATEMENTS Balance sheet December 31 (thousands of €) 2025 2024 Assets Non-current assets 264,482 545,301 Intangible fixed assets 849 109,134 Tangible fixed assets 1,076 16,519 Financial fixed assets 128,382 297,493 Non-current trade and other receivables 134,175 122,155 Current assets 3,077,192 3,498,843 Inventories 22,493 51,192 Trade and other receivables 97,427 108,323 Deferred costs 3,317 25,314 Accrued income 5,901 7,934 Cash and cash equivalents 2,948,054 3,306,080 Total assets 3,341,674 4,044,144 Equity and liabilities Equity 3,146,407 2,829,485 Share capital and reserves 372,291 356,445 Share premium account 2,661,182 2,661,182 Accumulated result 112,934 (188,142) Liabilities 195,267 1,214,659 Non-current liabilities 60,279 17,539 Provisions 60,279 17,539 Current liabilities 134,988 1,197,120 Trade and other payables 101,931 126,717 Tax, payroll and social security liabilities 24,785 11,989 Deferred income 8,272 1,058,414 Total equity and liabilities 3,341,674 4,044,144

Galapagos NV’s operating income increased by €806.9 million in 2025, from €596.1 million in 2024 to €1,403.1 million in 2025. This increase was due to a higher turnover, of €799.4 million, mainly recognition of upfront payments received from Gilead as part of the OLCA. Based on the intention to wind down and the facts and circumstances on December 31, 2025, it was assessed that the deferred income balance related to our drug discovery platform is no longer justified in our financial statements, leading to the full recognition in 2025 of the deferred income balance at December 31, 2024, in revenue. There was also an increase due to internally generated intangible assets – being capitalized R&D expenses – which contributed by €28.8 million more to our operating income than previous year. On the other hand other operating income decreased with €33.8 million and amounted to €6.1 million for the year ended December 31, 2025, including in 2025 €4.6 million recuperation of withholding taxes for scientists. This decrease can mainly be explained by lower cross-charges and services rendered to Alfasigma. The operating costs of 2025 amounted to €1,012.9 million compared to €803.9 million in 2024. Material purchases increased from €46.4 million in 2024 to €52.1 million in 2025, due to an increase in cost of goods sold. Services and other goods increased to €380.3 million compared to €334.6 million in 2024, primarily due to higher in- and outsourcing costs. Personnel costs in 2025 increased to €80.5 million compared to €57.9 million in 2024, mainly due to severance costs. The number of employees at Galapagos NV at the end of 2025 amounted to 92 as compared to 278 at the end of 2024, excluding insourced personnel. The average number of FTE in 2025 decreased to 173, compared to 292 in 2024. Depreciation increased to €312.2 million in 2025, compared to €283.5 million in 2024, and related primarily to amortization of capitalized R&D expenses. Galapagos NV capitalizes its incurred R&D expenses and fully amortizes them in the same year. Expenses related to the recording of provisions increased from €3.6 million in 2024 to €42.7 million in 2025 due to provisions for early termination of collaboration agreements. Other operating charges increased from €27.1 million in 2024 to €43.2 million in 2025 caused by an increase in transfer pricing management fees. Non-recurring operating costs increased from €40.2 million in 2024 to €111.4 million in 2025 and consisted of impairment costs on intangible and tangible fixed assets, recorded as a consequence of the decision to wind down the cell therapy activities and terminate the small molecules programs. Galapagos NV’s 2025 financial income decreased to €194.0 million compared to €201.1 million in 2024, financial costs increased to €123.4 million compared to €18.6 million in 2024. Non-recurring finance income in 2024 consisted of the more-value on the sale of the Jyseleca® business to Alfasigma. Non-recurring finance cost in 2025 amounting to €157.6 million consisted of an impairment on financial assets recorded as a result of the wind down. The net exchange gain amounted to €44.7 million in 2024 as compared to a net exchange loss of €99.7 million in 2025 and consisted mainly of non-realized currency exchange results on U.S. dollar. The net interest income in 2025 amounted to €84.7 million as compared to a net interest income of €117.2 million in 2024. We also realized a more value on sale of money market funds of €25.9 million in 2025. Financial income also included dividend income of €62.4 million in 2025, as compared to €12.3 million in 2024. Tax income recorded in 2025 of €13.6 million as compared to €17.1 million tax income in 2024, related to tax incentives for investments in intangible fixed assets.

Investments in fixed assets in 2025 amounted to €11.5 million, excluding the internally generated assets. They consisted mainly of investments in intangible assets, being software, as well of costs for building improvements, new laboratory and IT equipment. Non-current and current other receivables amounted to respectively €134.2 million and €86.3 million and included the receivable for tax incentives amounting to respectively €113.0 million and €22.3 million in 2025, compared to other receivables for tax incentives of €118.7 million and €18.1 million in 2024. Galapagos NV’s cash position at the end of 2025 amounted to €2,948.1 million. The non-consolidated annual accounts of Galapagos NV which we submit for your approval were prepared in accordance with Belgian accounting rules as well as with the legal and regulatory requirements. They show a positive result. The financial year 2025 closed with a profit of €316.9 million compared to a profit of €47.8 million in 2024. The non-consolidated annual accounts of Galapagos NV show an accumulated profit of €112.9 million as at December 31, 2025; we refer to the Going concern statement for justification for the application of the valuation rules under the going concern assumption. In 2025, Galapagos NV made use of one financial instrument, a foreign exchange currency swap. Following common practice, Galapagos NV has given customary representations and warranties which are capped and limited in time.

Report of the Statutory Auditor GALAPAGOS STATUTORY AUDITOR’S NV FOR THE REPORT YEAR ENDED TO THE DECEMBER GENERAL 31, MEETING 2025 OF (CONSOLIDATED FINANCIAL STATEMENTS) In the context of the statutory audit of the consolidated financial statements of Galapagos NV (‘the Company’) and its subsidiaries (together referred to as ‘the Group’), we hereby present our statutory auditor’s report. It includes our report of the consolidated financial statements and the other legal and regulatory requirements. This report is an integrated whole and is indivisible. We have been appointed as statutory auditor by the general meeting of April 25, 2023, following the proposal formulated by the administrative body issued upon recommendation of the Audit Committee and upon presentation by the works council. Our statutory auditor’s mandate expires on the date of the General Meeting deliberating on the financial statements closed on December 31, 2025. We have performed the statutory audit of the consolidated financial statements of the Group for three consecutive years. REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS Unqualified opinion We have performed the statutory audit of the Group’s consolidated financial statements, which comprise the consolidated statement of financial position as at December 31, 2025, the consolidated statement of income, and other comprehensive income/loss, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes, comprising material accounting policy information and other explanatory information, and which is characterized by a consolidated statement of financial position total of 3,406,518 thousand EUR and for which the consolidated statement of profit or loss shows a profit for the year of 320,884 thousand EUR. In our opinion, the consolidated financial statements give a true and fair view of the Group’s net equity and financial position as at December 31, 2025, as well as of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the IFRS Accounting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. Basis for unqualified opinion We conducted our audit in accordance with International Standards on Auditing (ISA) as applicable in Belgium. Our responsibilities under those standards are further described in the ‘Statutory auditor’s responsibilities for the audit of the consolidated financial statements’ section in this report. We have complied with all the ethical requirements that are relevant to the audit of consolidated financial statements in Belgium, including those concerning independence. We have obtained from the administrative body and company officials the explanations and information necessary for performing our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Completeness of provision related to the wind-down of the cell therapy business Key audit matter description On October 21, 2025, the Company announced its intention to wind-down the cell therapy business, and the Board of Directors approved the start of the wind down activities on January 5, 2026. As disclosed in notes 2, 4 and 28 to the consolidated financial statements, the wind down resulted in a provision of 16.3 million EUR as of December 31, 2025 related to early termination of contracts. The provision related to the cell therapy wind down was identified as a key audit matter because of the significant (a) judgment required to determine the timing of recognition and compliance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and (b) estimation uncertainty and judgment involved in measuring the provision as of December 31, 2025. Auditing the provision for early contract termination was complex because of significant judgments about when contracts would terminate in 2026, how and when the wind down plan would be executed, the uncertainty in the results of ongoing negotiations with collaboration partners and suppliers, and whether the recognition criteria in IAS 37 were met at year end. How the key audit matter was addressed in the audit The primary procedures we performed to address this key audit matter included: Testing the design and operating effectiveness of controls over the recognition and measurement of provisions for early contract termination. Assessing internal and external communications about the wind down, examining relevant legal and contractual documentation, and obtaining confirmations from the Company’s internal and external legal advisors. Verifying the accuracy of the provision calculations by challenging management’s assumptions about the execution of the wind down plan, the expected timing of contract terminations, and by tracing those assumptions to supporting evidence, contracts and other communications that substantiate expected costs for undelivered purchase commitments and potential penalties. Evaluating whether all obligations arising from the wind down had been identified by performing procedures designed to detect unrecorded liabilities, including assessing whether contract termination decisions or constructive obligations existed prior to year end. Evaluating the appropriateness of the related disclosures included in notes 2, 4 and 28 to the consolidated financial statements in relation to these matters.

Revenue recognition related to the Option, License and Collaboration Agreement (OLCA) with Gilead Key audit matter description As disclosed in Notes 2 and 4 to the consolidated financial statements, following the 2025 amendments to the OLCA and the Company’s intention to wind down the cell therapy business, management derecognized the contract liability relating to Gilead’s access and option rights to the Company’s drug discovery platform and recognized the amount of 1,069 million EUR as collaboration revenue in the period ended December 31, 2025. We identified the release of the contract liability as a key audit matter because of the significant judgment required to assess that no enforceable performance obligation remains that would support a contract liability as of December 31, 2025. Auditing the release of the contract liability was especially challenging because of the significant management’s judgements involved. Key areas of judgement included management’s conclusions that (a) no internal program currently exists to which Gilead could apply its opt-in rights under the OLCA, and (b) while the OLCA could apply to future programs resulting from business acquisitions, any application would require a sovereign decision by the Board of Directors, on which two Gilead representatives sit but do not hold a majority, including an amendment to the OLCA. How the key audit matter was addressed in the audit The primary procedures we performed to address this key audit matter included: Assessing and testing the design and operating effectiveness of controls over collaboration revenue recognition under the OLCA. Obtaining and examining the OLCA and all subsequent amendments to identify and understand the contractual obligations impacting the contract liability. Inspecting correspondence and minutes of Board meetings, and evaluating the external legal advice obtained by the Company. Challenging management’s judgements in derecognizing the contract liability by inspecting and assessing supporting evidence, including internal program plans, acquisition criteria, board governance documents and external communications. Evaluating the appropriateness of the related disclosures included in notes 2 and 4 to the consolidated financial statements in relation to these matters. Responsibilities of the administrative body for the drafting of the consolidated financial statements The administrative body is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with the IFRS Accounting Standards as adopted by the European Union and with the legal and regulatory provisions applicable in Belgium, and for such internal control as the administrative body determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error. In preparing the consolidated financial statements, the administrative body is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the administrative body either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Statutory auditor’s responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a statutory auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. When executing our audit, we respect the legal, regulatory and normative framework applicable for the audit of the consolidated financial statements in Belgium. However, a statutory audit does not guarantee the future viability of the Group, neither the efficiency and effectiveness of the management of the Group by the administrative body. Our responsibilities regarding the continuity assumption applied by the administrative body are described below. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control; Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control; Evaluate the appropriateness of accounting policy information used and the reasonableness of accounting estimates and related disclosures made by the administrative body; Conclude on the appropriateness of the administrative body’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern; Evaluate the overall presentation, structure and content of the consolidated financial statements and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation; Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the management, the supervision and the performance of the Group audit. We assume full responsibility for the auditor’s opinion. We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit. We also provide the Audit Committee with a statement that we respected the relevant ethical requirements relating to independence, and we communicate with them about all relationships and other issues which may influence our independence, and, if applicable, about the related measures to guarantee our independence.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year, and are therefore the key audit matters. We describe these matters in our statutory auditor’s report, unless law or regulation precludes public disclosure about the matter. OTHER LEGAL AND REGULATORY REQUIREMENTS Responsibilities of the administrative body The administrative body is responsible for the preparation and the contents of the Director’s report on the consolidated financial statements, including the consolidated sustainability information and the other information included in the annual report on the consolidated financial statements. Responsibilities of the statutory auditor In the context of our mission and in accordance with the Belgian standard (revised version 2023) which is complementary to the International Standards on Auditing (ISA) as applicable in Belgium, it is our responsibility to verify, in all material aspects, the Director’s report on the consolidated financial statements and the other information included in the annual report on the consolidated financial statements, and to report on these elements. Aspects relating to the Director’s report on the consolidated financial statements and to the other information included in the annual report on the consolidated financial statements The Directors’ report to the consolidated financial statements includes the consolidated sustainability information that is covered by our separate limited assurance report. This section does not cover our assurance on the consolidated sustainability information included in the Directors’ report. For that part of the Directors’ report on the consolidated financial statements, please refer to our separate report on this matter. In our opinion, after having performed specific procedures in relation to the Director’s report, this Director’s report is consistent with the consolidated financial statements for the same financial year, and it is prepared in accordance with article 3:32 of the Code of companies and associations. In the context of our audit of the consolidated financial statements, we are also responsible for considering, in particular based on the knowledge we have obtained during the audit, whether the Director’s report on the consolidated financial statements and the other information included in the annual report on the consolidated financial statements contain a material misstatement, i.e., information which is inadequately disclosed or otherwise misleading. Based on the procedures we have performed, there are no material misstatements we have to report to you. Statement concerning independence Our audit firm and our network did not provide services which are incompatible with the statutory audit of the consolidated financial statements and our audit firm remained independent of the Group during the term of our mandate. The fees related to additional services which are compatible with the statutory audit as referred to in article 3:65 of the Code of companies and associations were duly itemised and valued in the notes to the consolidated financial statements.

European Single Electronic Format (ESEF) In accordance with the standard concerning the audit of conformity of the annual report with the European Single Electronic Format (hereinafter “ESEF”), we also audited the conformity of the ESEF format with the regulatory technical standards established by the European Delegated Regulation No. 2019/815 of 17 December 2018 (hereinafter: “Delegated Regulation”) and with the royal decree of 14 November, 2007, concerning the obligations of issuers of financial instruments that are admitted to trade on a regulated market. The administrative body is responsible for preparing an annual report in accordance with ESEF requirements, including the consolidated financial statements in the form of an electronic file in ESEF format (hereinafter “digital consolidated financial statements”). It is our responsibility to obtain sufficient and appropriate supporting information to conclude that the format of the annual report and mark-up language XBRL of the digital consolidated financial statements comply in all material aspects with the ESEF requirements under the Delegated Regulation and with the royal decree of 14 November, 2007. Based on our work, we believe the digital format of the annual report and the tagging of information in the official Dutch version of the digital consolidated financial statements included in the annual report of Galapagos NV as of December 31, 2025, and which will be available in the Belgian official mechanism for the storage of regulated information (STORI) of the FSMA, are in all material respects in accordance with the ESEF requirements pursuant to the Delegated Regulation and the royal decree of November 14, 2007. Other statements This report is in compliance with the contents of our additional report to the Audit Committee as referred to in article 11 of regulation (EU) No 537/2014. Zaventem, March 26, 2026 BDO Bedrijfsrevisoren BV Statutory auditor Represented by Ellen Lombaerts* Auditor *Acting for a company

Galápagos
REPORT OF THE STATUTORY AUDITOR

Report of the Statutory Auditor (Sustainability Statements)

LIMITED ASSURANCE REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING ON THE CONSOLIDATED SUSTAINABILITY STATEMENTS OF GALAPAGOS NV

In the context of the legal limited assurance engagement on the consolidated sustainability statements of Galapagos NV ("the Company") and its subsidiaries (together referred to as "the Group"), we hereby present our report on this engagement.

We have been appointed by the general meeting of March 24, 2025 following the proposal formulated by the administrative body issued upon recommendation of the audit committee and upon presentation by the works' council to perform a limited assurance engagement on the consolidated sustainability statements of the Group, included in the section Sustainability Statements of the accompanying Annual Report dated December 31, 2025 and for the period then ended (hereinafter: the "consolidated sustainability statements").

Our mandate expires on the date of the general meeting deliberating on the financial statements closed on December 31, 2025. We have performed our assurance engagement on the consolidated sustainability statements of the Group for two consecutive years.

Limited assurance conclusion

We have conducted a limited assurance engagement on the consolidated sustainability statements of the Group.

Based on our procedures performed and the assurance evidence obtained, nothing has come to our attention that causes us to believe that the consolidated sustainability statements of the Group, in all material respects:

- have not been prepared in accordance with the requirements of article 3:32/2 of the Belgian Code of companies and associations, including compliance with the applicable European Sustainability Reporting Standards (ESRS);
- are not in accordance with the process (the "Process") based on ESRS 2 IRO-1 "Description of the processes to identify and assess material impacts, risks and opportunities" carried out by the Group to identify the information reported in the consolidated Sustainability statements as disclosed in note "Process to identify and assess material impacts, risks and opportunities (IRO-1)"; and
- do not comply with the requirements of article 8 of Regulation (EU) 2020/852 (the "Taxonomy Regulation") disclosed in note "EU taxonomy 2025 statement" within the environmental information section of the annual report.

Basis for conclusion

We conducted our limited assurance engagement in accordance with ISAE 3000 (Revised), "Assurance engagements other than audits or reviews of historical financial information" ("ISAE 3000 (Revised)"), as applicable in Belgium.

Our responsibilities under this standard are further described in the section of our report "Responsibilities of the statutory auditor in relation to the limited assurance engagement on the consolidated sustainability statements."

We have complied with all ethical requirements that are relevant to assurance engagements of sustainability statements in Belgium, including those related to independence.

We apply the International Standard on Quality Management 1 (ISQM 1), which requires the firm to design, implement, and maintain a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

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Galapagos NV Annual Report 2025

We have obtained the necessary clarifications and information from the administrative body and officials of the Group required for our limited assurance engagement. We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Responsibilities of the administrative body concerning the preparation of the consolidated sustainability statements The administrative body is responsible for establishing and implementing a Process based on ESRS 2 IRO-1 “Description of the processes to identify and assess material impacts, risks and opportunities” and for disclosing this Process in note “Process to identify and assess material impacts, risks and opportunities (IRO-1)” of the consolidated sustainability statements. This responsibility includes: understanding the context in which the Group’s activities and business relationships take place, and developing an understanding of its affected stakeholders; identifying the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect or could reasonably be expected to affect the Group’s financial position, financial performance, cash flows, access to financing or cost of capital over the short-, medium-, or long-term; assessing the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and making assumptions and estimates that are reasonable under the given circumstances. The administrative body is also responsible for preparing the consolidated sustainability statements, which includes the information identified by the Process, in accordance with the requirements specified in article 3:32/2 of the Belgian Code of companies and associations, including the applicable European standards for sustainability information (ESRS); and in compliance with the requirements of article 8 of Regulation (EU) 2020/852 (the “Taxonomy Regulation”) disclosed in note “EU taxonomy 2025 statement” within the environmental section of the annual report. This responsibility includes: designing, implementing and maintaining such internal control the administrative body determines is necessary for the preparation of the consolidated sustainability statements that is free from material misstatements, whether due to fraud or error; and selecting and applying appropriate sustainability reporting methods and making assumptions and estimates that are reasonable under the given circumstances. The administrative body, supported by the Audit Committee is responsible for monitoring the sustainability reporting process of the Group. Inherent limitations in preparing the consolidated sustainability statements When reporting forward-looking information in accordance with the ESRS, the administrative body is required to prepare the forward-looking information based on disclosed assumptions about events that may occur in the future and possible future actions of the Group. The actual outcome is likely to differ, as anticipated events often do not occur as expected and the deviation can be of material importance.

Responsibilities of the statutory auditor in relation to the limited assurance engagement on the consolidated sustainability statements It is our responsibility to plan and perform the assurance engagement with the objective to obtain limited assurance as to whether the consolidated sustainability statements are free from material misstatements, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or errors and are considered material if it is reasonably expected that they, individually or in aggregate, could reasonably be expected to influence the decisions made by users on the basis of the consolidated sustainability statements. As part of a limited assurance engagement in accordance with ISAE 3000 (Revised), as applicable in Belgium, we apply professional judgment and maintain professional skepticism during the engagement. The work performed in an engagement to obtain limited assurance, referred to in the section “Summary of work performed,” is less extensive than for an engagement to obtain reasonable assurance. Therefore, we do not express an opinion with reasonable assurance as part of this engagement. Since the forward-looking information in the sustainability information and the assumptions on which it is based, relate to the future, they can be affected by events that may occur and/or by possible actions by the Group. The actual outcomes are likely to differ from the assumptions, as the assumed events often do not occur as expected, and the deviation can be of material importance. Therefore, our conclusion does not guarantee that the actual outcomes reported will match those included in the forward-looking information in the consolidated sustainability statements. Our responsibilities regarding the consolidated sustainability statements, with respect to the Process, include: obtaining an understanding of the Process, but not for the purpose of providing a conclusion on the effectiveness of the Process, including the outcome of the Process; and designing and performing procedures to evaluate whether the Process is in accordance with the description of the Process by the Group as explained in note “Process to identify and assess material impacts, risks and opportunities (IRO-1)” of the consolidated sustainability statements. Our other responsibilities regarding the sustainability information include: gaining an understanding of the entity’s control environment, relevant processes and information systems for preparing the sustainability information, but without assessing the design of specific control activities, obtaining corroborating information about their implementation, or testing the effective operation of the established internal controls; identifying areas where material misstatements are likely to occur in the consolidated sustainability statements, whether due to fraud or error; and designing and performing procedures that respond to areas where material misstatements in the consolidated sustainability statements are likely to occur. The risk of not detecting a material misstatement resulting from fraud is higher than that of a material misstatement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentation or override of internal control. Summary of work performed A limited assurance engagement involves performing procedures to obtain evidence about the consolidated sustainability statements. The nature, timing, and extent of procedures performed in a limited assurance engagement vary from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than when an engagement with reasonable assurance would have been performed.

The nature, timing, and extent of selected procedures depend on professional judgment, including the identification of areas where material misstatements in the consolidated sustainability statements are likely to arise, whether due to fraud or errors. In conducting our limited assurance engagement with respect to the Process, we have: obtained an understanding of the Process by: making inquiries to understand the sources of information used by management (e.g., stakeholder engagement, business plans and strategy documents); and by reviewing the Group’s internal documentation of its Process; and evaluated whether the evidence obtained from our procedures with respect to the Process implemented by the Group was in accordance with the description of the Process set out in note “Process to identify and assess material impacts, risks and opportunities (IRO-1)” of the consolidated sustainability statements. In conducting our limited assurance engagement with respect to the consolidated sustainability statements, we have: obtained an understanding of the Group’s reporting processes relevant to the preparation of its consolidated sustainability statements by obtaining an understanding of the Group’s control environment, processes and information systems relevant to the preparation of the consolidated sustainability statements, but not for the purpose of providing a conclusion on the effectiveness of the Group’s internal control; evaluated whether the information identified by the Process is included in the consolidated sustainability statements; evaluated whether the structure and presentation of the consolidated sustainability statements is in accordance with the ESRS; performed inquiries of relevant personnel and performed analytical procedures on selected information in the consolidated sustainability statements; performed substantive procedures based on a sample of selected information in the consolidated sustainability statements; obtained assurance information on the methods for developing estimates and evaluated forward-looking information as described in the section “Responsibilities of the statutory auditor in relation to the limited assurance engagement on the consolidated sustainability statements”; and obtained an understanding of the process to identify taxonomy-eligible and taxonomy-aligned economic activities and the corresponding disclosures in the consolidated sustainability statements. Statement related to independence Our audit firm and our network did not provide services which are incompatible with the limited assurance engagement, and our audit firm has remained independent of the Group during the term of our mandate. Zaventem March 26, 2026 BDO Bedrijfsrevisoren BV Statutory auditor Represented by Ellen Lombaerts* Auditor *Acting for a company

Other Information

OTHER INFORMATION Forward-looking Statements This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans, and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “will,” could,” “would,” “plan,” “seek”, “upcoming”, “future”, “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” “further,” as well as similar expressions identify forward-looking statements. Forward-looking statements contained in this report include, but are not limited to, the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash for the fiscal year 2025), statements regarding our strategic and capital allocation priorities, statements regarding our business development strategy, including statements regarding potential partnering or acquisition opportunities, including any transactions in partnership with Gilead Sciences, Inc. (Gilead), and the expected benefits of such opportunities and partnership, statements regarding our Option, License and Collaboration Agreement (the OLCA) with Gilead, including the potential partnering arrangements between Galapagos and Gilead, and the final terms and expected benefits of such opportunities and partnership, statements regarding the wind down of our cell therapy activities, including statements regarding the expected costs and benefits of such wind down, the early termination of our clinical studies, the anticipated reduction in work force, and the related site closures, statements regarding our regulatory outlook, statements regarding the amount and timing of potential future milestone payments, statements regarding our research and development (R&D) plans, strategy, and outlook, including progress on our immunology portfolio, including any potential changes in such strategy and plans, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our product candidates, partnered programs, and any of our future product candidates or approved products, if any, statements regarding the expected timing, design, and readouts of our ongoing and planned preclinical studies and clinical trials, including but not limited to GLPG3667 in systemic lupus erythematosus (SLE) and dermatomyositis (DM), including recruitment for trials and interim or topline results for trials and studies in our portfolio, statements regarding our reliance on the success of GLPG3667, statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any, statements related to the anticipated timing for submissions to regulatory agencies, including any investigational new drug applications (INDs) or clinical trial applications (CTAs), statements relating to the development of our distributed manufacturing capabilities on a global basis, statements regarding our supply chain, including our reliance on third parties, and statements related to our portfolio, goals, business plans, and sustainability plans. We caution the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of any future performance. Forward-looking statements may involve known and unknown risks, uncertainties, and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance, or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.

OTHER INFORMATION Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2025 operating expenses, revenues, cash burn, and other financial estimates may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the risks associated with any business development transactions, including the risk that regulatory, third-party, and shareholder approvals required in connection with the transactions will not be received or obtained within the expected time frame or at all, and the risk that the transactions and/or the necessary conditions to consummate the transactions will not be satisfied on a timely basis or at all, uncertainties regarding our ability to successfully wind down our cell therapy business and realize the anticipated benefits from the wind down within the expected time frame or at all, the risk that costs of winding down and other costs incurred in connection with the wind down will exceed our estimates, the impact of the wind down on our businesses and the risk that the wind down may be more difficult, time consuming or costly than expected, the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities, and regulatory approval requirements (including, but not limited to, the risk that data and timing from our ongoing and planned clinical research programs in DM, SLE, and any other indications or diseases, may not support registration or further development of our product candidates due to safety, efficacy concerns, or any other reasons), risks related to the potential benefits and risks related to our current collaborations, including our plans and ability to enter into collaborations for additional programs or product candidates, the inherent risks and uncertainties associated with target discovery and validation, and drug discovery and development activities, the risk that we may not be able to realize the expected benefits from the appointment (by way of co-optation) of the new Directors, the risk that the preliminary and topline data from our studies may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partners Gilead, Lonza, and US WorldMeds), the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the revenues and costs associated with the commercialization rights may be inaccurate, the risks related to our strategic transformation exercise, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all, the risk that we will encounter challenges retaining or attracting talent, and risks related to disruption in our operations, supply chain, or ongoing studies due to conflicts or macroeconomic issues. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (the SEC), including in our most recent annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 26, 2026, and our subsequent filings and reports filed with the SEC. We also refer to the “Risk Management” section of this report. Given these risks and uncertainties, the reader is advised not to place any undue reliance on any such forward-looking statements. In addition, even if the results of our operations, performance, financial condition, and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this report. We expressly disclaim any obligation to update any such statements in this report to reflect any change in our expectations with regard thereto, or any change in events, conditions or circumstances on which any such statements is based, or that may affect the likelihood that actual results will differ from those set forth in any such statements, unless specifically required by law or regulation.

OTHER INFORMATION Glossary ADS American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV Antibody A blood protein produced in response to and counteracting a specific antigen. Antibodies combine chemically with substances which the body recognizes as alien, such as bacteria, viruses, and foreign substances ATALANTA-1 ATALANTA-1 Phase 1/2 study with decentralized manufactured CD19 CAR-T candidate, GLPG5101, in R/R NHL Auto-immune indication Autoimmune diseases result when your immune system is overactive, causing it to attack and damage your body’s own tissues. Normally, your immune system creates proteins called antibodies that work to protect you against harmful substances such as viruses, cancer cells, and toxins. But with autoimmune disorders, your immune system can’t tell the difference between invaders and healthy cells. BCMA B cell maturation antigen (BCMA) is a member of the tumor necrosis factor receptor superfamily that plays an important role in regulating B-cell proliferation and survival. BCMA is central to the survival of multiple myeloma cells Biologics Biologics, also referred to as Biologicals, are those class of medicines which are grown and then purified from large-scale cell cultures of bacteria or yeast, or plant or animal cells. Biologicals are a diverse group of medicines which includes vaccines, growth factors, immune modulators, monoclonal antibodies, as well as products derived from human blood and plasma. What distinguishes biologics from other medicines is that these are generally proteins purified from living culture systems or from blood, whereas other medicines are considered as ‘small molecules’ and are either made synthetically or purified from plants Black & Scholes model A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and subscription rights CAR-T Chimeric antigen receptor T cells (also known as CAR-T cells) are T cells that have been genetically engineered to produce an artificial T cell receptor for use in immunotherapy Cash position Current financial investments and cash and cash equivalents CD19 CD19 is a protein found on the surface of B-cells, a type of white blood cell. Since CD19 is a hallmark of B-cells, the protein has been used to diagnose cancers that arise from this type of cell, notably B-cell lymphomas

OTHER INFORMATION Cell therapy Cell therapy aims to treat diseases by restoring or altering certain sets of cells or by using cells to carry a therapy through the body. With cell therapy, cells are cultivated or modified outside the body before being injected into the patient. The cells may originate from the patient (autologous cells) or a donor (allogeneic cells) Complete Response Rate (CRR) Term used for the absence of all detectable cancer after the treatment is completed Compound A chemical substance, often a small molecule with drug-like properties Contract research organization (CRO) Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry Decentralized cell therapy manufacturing The manufacturing of cell therapies close to cancer treatment centers Dermatomyositis (DM) Dermatomyositis is a rare inflammatory disease. Common symptoms include distinctive skin rash, and inflammatory myopathy, or inflamed muscles, causing muscle weakness Development All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates Discovery Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates Dose-range finding study Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies Double-blind Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated EC European Commission Efficacy Effectiveness for intended use EMA European Medicines Agency, in charge of European market authorization of new medications

OTHER INFORMATION FDA The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications Filgotinib Small molecule preferential JAK1 inhibitor, approved in RA and UC in the European Union, Great-Britain and Japan, and marketed under the brand name Jyseleca®. The Jyseleca® business has been transferred to AlfaSigma in 2024 FORM 20-F Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission FSMA The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten FTE Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project G&A expenses General & administrative expenses GALACELA Phase 2 (Phase 3-enabling) study with GLPG3667 in patients with systemic lupus erythematous GALARISSO Phase 2 (Phase 3-enabling) study with GLPG3667 in patients with dermatomyositis GLPG3667 A TYK2 kinase inhibitor discovered by us, evaluated in two Phase 2 studies in DM and SLE GLPG5101 A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in R/R/ NHL GLPG5301 A BCMA CAR-T product candidate in Phase 1/2 study in R/R MM Immunology The study of the immune system and is a very important branch of the medical and biological sciences. The immune system protects humans from infection through various lines of defence. If the immune system is not functioning as it should, it can result in disease, such as autoimmunity, allergy, and cancer In-/out-licensing Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

OTHER INFORMATION Intellectual property Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights In vitro Studies performed with cells outside their natural context, for example in a laboratory In vivo Studies performed with animals in a laboratory setting JAK Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a preferential JAK1 inhibitor Jyseleca® Brand name for filgotinib Lymphocyte Type of white blood cell that is part of the immune system MHLW Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications MHRA Medicines and Healthcare products Regulatory Agency in Great Britain Milestone Major achievement in a project or program; in our alliances, this is usually associated with a payment Multiple myeloma (MM) Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and can result in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures Non-Hodgkin’s lymphoma (NHL) Non-Hodgkin lymphoma is a type of cancer that begins in the lymphatic system, which is part of the body’s germ-fighting immune system. In non-Hodgkin lymphoma, white blood cells called lymphocytes grow abnormally and form tumors throughout the body Objective Response Rate (ORR) The response rate is the percentage of patients on whom a therapy has some defined effect; for example, the cancer shrinks or disappears after treatment. When used as a clinical endpoint for trials of cancer treatments, this is often called the objective response rate Oncology Field of medicine that deal with the diagnosis, treatment, prevention, and early detection of cancer

OTHER INFORMATION Oral dosing Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form Outsourcing Contracting work to a third party PAPILIO-1 Phase 1/2 study with GLPG5301 in patients with relapsed/refractory multiple myeloma Pharmacokinetics (PK) Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing Phase 1 First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers Phase 2 Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use Phase 3 Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval Pivotal studies Registrational clinical studies Placebo A substance having no pharmacological effect but administered as a control in testing a biologically active preparation Preclinical Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling Preclinical candidate (PCC) A new molecule and potential drug that meets chemical and biological criteria to begin the development process Product candidate Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans R&D operations Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

OTHER INFORMATION Refractory “Refractory” refers to a patient with cancer that is/has become resistant to, or does not respond to, treatment Relapsed “Relapsed” refers to a patient with cancer that develops cancer again after a period of improvement S&M expenses Sales and marketing expenses SEC Securities and Exchange Commission in the US Systemic lupus erythematosus (SLE) An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure Target Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine TYK Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an “on” or “off” switch in many cellular functions. Tyrosine kinases belong to a larger class of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor

OTHER INFORMATION Financial Calendar 26 March 2026 Publication Annual Report 2025 and 20-F 2025 28 April 2026 Annual Shareholders’ meeting 6 May 2026 First quarter 2026 results 10 August 2026 Half Year 2026 results 12 November 2026 Third quarter 2026 results

OTHER INFORMATION Other Information Concept, design and online programming nexxar GmbH, Vienna – Online annual reports and online sustainability reports www.nexxar.com Photography Saskia Vanderstichele Private photographs Copy deadline: March 26, 2026 This report is also available in Dutch and available for download in the Downloads section of this report or on the Galapagos website.

OTHER INFORMATION Contact Sherri Spear Vice President, Investor Relations & Communications Email: sherri.spear@glpg.com Liesbeth Verstraeten Director, Reporting & Sustainability Lead Email: liesbeth.verstraeten@glpg.com